Letter to Stockholders

Notice of 2009 Annual Meeting and Proxy Statement

2008 Annual Report to Stockholders

Proxy Statement and 2008 Annual Report to Stockholders

To Our Shareholders

During 2008, Atmel, like other companies around the globe, felt the impact of the deteriorating macroeconomic environment. Demand across the entire semiconductor industry has been adversely affected. Ahead of this downturn at year-end 2006, however, we began implementing aggressive restructuring activities that are helping us withstand these difficult times. Despite market conditions, we are transforming your company and achieving positive results. By focusing on key technologies and optimizing our manufacturing operations, we grew revenues of our core microcontroller (MCU) business 14 percent in fiscal 2008 and achieved the highest full year gross profit margins since 2000. We also continued to gain market share driven by our proprietary AVR® Flash-based MCUs.

As a result of the actions we have taken, we are creating a stronger, more competitive Atmel. Over the last two years, we exited 14 non-core businesses, decreased headcount by more than 25 percent, and reduced wafer fabs from five to two as we adopted an asset-lite wafer-sourcing model. During 2008 alone, these efforts resulted in substantial annual savings of more than $125 million.

We've been just as busy with new product introductions, with an increasing focus on high-growth, high-margin microcontroller products. Exiting 2008, microcontroller products accounted for nearly 36 percent of our revenue, up from 24 percent in 2006. Today, we rank as the fastest growing major supplier of microcontrollers — we've grown this business from single-digit revenue in 1997 to $523 million in revenue in 2008 driven by our innovative and popular AVR products. As we continue to invest in the AVR product line, we expect strong growth in 32-bit products as well — they grew 30 percent in 2008 compared to 2007.

The market for touch sensing solutions is exploding as more consumers demand this technology in their mobile phones, personal electronics (such as media players and audio/video systems), home appliances and more. Indeed, this is one of the fastest growing microcontroller markets, and Atmel is well positioned to capture this growth.

During the past year, we completed the acquisition of Quantum Research Group, the world's leading supplier of robust, reliable, capacitive touch controls. These products further strengthen our microcontroller product portfolio since a microcontroller is required to drive touch technology.

Despite the continued global economic weakness, we continue to aggressively develop products that solve customers' needs. We've taken the right steps to reduce operating expenses and align production with current market conditions. Our balance sheet remains strong with cash totaling more than $440 million at the end of 2008.

We've already made considerable progress in our transformation and will be taking additional actions in 2009 to build on our success. As always, creating significant value for shareholders is our top priority.

Steven Laub
President and Chief Executive Officer
Atmel Corporation

ATMEL CORPORATION

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 20, 2009
2:00 p.m.

Dear Atmel Stockholders:

Our Annual Meeting of Stockholders will be held on Wednesday, May 20, 2009 at 2:00 p.m., local time, at our offices located at 2325 Orchard Parkway, San Jose, California 95131, for the following purposes:

1. To elect the seven (7) directors listed in the accompanying Proxy Statement to serve for the ensuing year and until their successors are elected;

2. To approve an amendment to our 2005 Stock Plan to allow for a one-time stock option exchange program for employees other than our named executive officers;

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2009; and

4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on April 8, 2009 are entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to ensure your representation at the annual meeting, please vote as soon as possible using one of the following methods: (1) by using the Internet as instructed on the enclosed proxy card, (2) by telephone as instructed on the enclosed proxy card, or (3) by mail, using the enclosed paper proxy card and postage-prepaid envelope. For further details, please see the section entitled "Voting" beginning on page two of the accompanying Proxy Statement. Any stockholder attending the annual meeting may vote in person even if he or she has voted using the Internet, telephone, or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting.

FOR THE BOARD OF DIRECTORS

Patrick Reutens
Chief Legal Officer and Secretary

San Jose, California
April 27, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 20, 2009:

The proxy statement and annual report to stockholders are available at https://materials.proxyvote.com/049513.

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TABLE OF CONTENTS

ATMEL CORPORATION

PROXY STATEMENT

FOR 2009 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

These proxy materials are furnished to holders of the common stock of Atmel Corporation ("Atmel" or the "Company") in connection with the solicitation of proxies by our Board of Directors (the "Board") for the Annual Meeting of Stockholders to be held on Wednesday, May 20, 2009, at 2:00 p.m., local time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The meeting will be held at our offices located at 2325 Orchard Parkway, San Jose, California 95131. Our telephone number at this location is (408) 441-0311. Our internet address is www.atmel.com. The information posted on our website is not incorporated into this Proxy Statement.

These proxy materials and our Annual Report on Form 10-K for the year ended December 31, 2008 were first mailed on or about April 27, 2009 to all stockholders entitled to vote at the meeting.

Record Date and Voting Securities

Only holders of record of our common stock at the close of business on April 8, 2009 (the "Record Date") are entitled to notice of and to vote at the meeting and any adjournment thereof. Such stockholders are entitled to cast one vote for each share of common stock held as of the Record Date on all matters properly submitted for the vote of stockholders. At the Record Date, 450,662,421 shares of our common stock were issued and outstanding, and no shares of our preferred stock were outstanding. For information regarding security ownership by our executive officers and directors and by the beneficial owners of more than 5% of our common stock, see "Security Ownership" below.

Quorum; Required Vote; Abstentions and Broker Non-Votes

The presence of the holders of a majority of the shares of common stock entitled to vote generally at the annual meeting is necessary to constitute a quorum at the annual meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the annual meeting or (2) have properly submitted a proxy card or voted by telephone or over the Internet. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast for a director's election shall include votes to withhold authority in each case and exclude abstentions with respect to that director's election. The affirmative vote of a majority of the votes duly cast is required to approve an amendment to the 2005 Stock Plan to allow for a one-time stock option exchange program for employees other than our named executive officers as described in Proposal Two below. The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of our independent registered public accounting firm described in Proposal Three below.

Under the General Corporation Law of the State of Delaware, an abstaining vote and a broker "non-vote" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting. Pursuant to our bylaws, abstentions are not considered to be "votes cast" for the election of directors listed in Proposal One and will not affect the outcome of the election of directors. With respect to Proposals Two and Three, abstentions are deemed to be "votes cast" and therefore have the same effect as a vote against Proposals Two and Three. Broker "non-votes" are not deemed to be "votes cast." As a result, broker "non-votes" are not included in the tabulation of the voting results on the election of directors or issues requiring approval of a majority of the votes cast and, therefore, do not have the effect of votes in opposition in such tabulations. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Board of Directors Recommendation

The Board of Directors unanimously recommends that you vote your shares:

- "**FOR**" the nominees listed in Proposal One below;
- "**FOR**" the amendment to the 2005 Stock Plan to allow for a one-time stock option exchange program for employees other than our named executive officers; and
- "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the fiscal year ending December 31, 2009.

Voting

Voting by telephone or the Internet. A stockholder may vote his or her shares by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions or by accessing the website indicated on the enclosed proxy card and following the instructions provided. When a stockholder votes via the Internet or by telephone, his or her vote is recorded immediately. We encourage our stockholders to vote using these methods whenever possible.

Voting by proxy card. All shares entitled to vote and represented by properly executed proxy cards received prior to the annual meeting, and not revoked, will be voted at the annual meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on a properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board. If any other matters are properly presented for consideration at the annual meeting, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the annual meeting.

Voting by attending the meeting. A stockholder may vote his or her shares in person at the annual meeting. A stockholder planning to attend the annual meeting should bring proof of identification for entrance to the annual meeting. If a stockholder attends the annual meeting, he or she may also submit his or her vote in person, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts at the annual meeting. A stockholder may obtain directions to our corporate headquarters in order to attend the annual meeting at www.atmel.com/contacts/directions.asp, or by calling (408) 441-0311.

Changing vote; revocability of proxies. If a stockholder has voted by telephone or the Internet or by sending a proxy card, such stockholder may change his or her vote before the annual meeting. A stockholder who has voted by telephone or the Internet may change his or her vote by making a timely and valid later telephone or Internet vote, as the case may be. Additionally, any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to us (Attention: Chief Legal Officer and Secretary, 2325 Orchard Parkway, San Jose, California 95131) a later dated written notice of revocation or duly executed proxy, in each case at or before the taking of the vote at the annual meeting, or by attending the meeting and voting in person.

Expenses of Solicitation

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of this Proxy Statement, the proxy card, and any additional materials furnished to stockholders. Copies of proxy solicitation material will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names which are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by one or more of telephone, email, telegram, facsimile, or personal solicitation by our directors, officers, or regular employees. No additional compensation will be paid for such services. We have engaged Innisfree M&A Incorporated to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. Our costs for such services will not be material.

Stockholder Proposals to Be Presented at Next Annual Meeting

Requirements for stockholder proposals to be considered for inclusion in Atmel's proxy materials. Stockholders interested in submitting a proper proposal for inclusion in the proxy materials for our next annual meeting may do so by submitting such proposal in writing to our offices located at 2325 Orchard Parkway, San Jose, California 95131, Attn: Chief Legal Officer and Secretary. To be eligible for inclusion, stockholder proposals must be received no later than December 28, 2009, and must otherwise comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder business or nominations to be brought before Atmel's annual meetings. Our bylaws also establish an advance notice procedure for stockholders who wish to present certain matters, including nominations of persons for election to the Board and stockholder proposals not included in our proxy statement, to be brought before an annual meeting of stockholders. Stockholder proposals, including the nomination of a person for election to the Board, may not be brought before the meeting unless, among other things: (1) the proposal contains certain information specified in the bylaws, and (2) the proposal is received by us not less than 120 days before the one year anniversary on which Atmel first mailed its proxy statement to stockholders in connection with the previous year's annual meeting of stockholders, which will be December 28, 2009 for the next annual meeting; provided, however, that in the event that we did not hold an annual meeting the previous year, or if the date of the annual meeting has been changed more than 30 days from the one year anniversary of the date of the previous year's meeting, then the deadline for receipt of notice by the stockholder is no later than the close of business on the later of: (1) 120 days prior to the meeting and (2) 10 days after public announcement of the meeting date. A copy of the full text of these bylaw provisions may be obtained by writing to our Chief Legal Officer and Secretary at the address above.

Stockholders may also submit a recommendation (as opposed to a formal nomination) for a candidate for membership on our Board by following the procedures set forth in "Corporate Governance — Director Candidates."

Delivery of Proxy Materials to Stockholders

If you share an address with another stockholder, each stockholder may not receive a separate copy of the proxy materials. Stockholders may request to receive a separate copy of the proxy materials, including our Annual Report on Form 10-K for the year ended December 31, 2008, by writing to Atmel Corporation, 2325 Orchard Parkway, San Jose, California 95131, Attention: Chief Legal Officer and Secretary. Alternatively, stockholders who share an address and receive multiple copies of the proxy materials may request to receive a single copy by following the same instructions.

* * *

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 20, 2009:

The proxy statement and annual report to stockholders are available at https://materials.proxyvote.com/049513.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A board of seven (7) directors is to be elected at the meeting, all of whom have been recommended for nomination by the members of the Corporate Governance and Nominating Committee of the Board. Each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast, which pursuant to our bylaws means that the number of shares voted "for" a director's election must exceed 50% of the number of votes cast with respect to that director's election. Votes cast for a director's election include votes to withhold authority in each case and exclude abstentions with respect to that director's election. Unless otherwise instructed, the proxyholders will vote the proxies received by them for the seven (7) nominees named below, all of whom are presently our directors. There are no family relationships among any of our directors, director nominees or executive officers.

In the event that any such nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any additional nominee who shall be designated by the present Board to fill the vacancy. We are not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director will continue until the next annual meeting of stockholders or until his successor has been elected and qualified.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the nominees listed below.

Information About Nominees

Information about each nominee as of April 8, 2009 is set forth in the table below:

Name of Nominee	Age	Positions With Atmel	Director Since
Steven Laub	50	President and Chief Executive Officer, Atmel Corporation, and Director	2006
Tsung-Ching Wu	58	Executive Vice President, Office of the President, Atmel Corporation, and Director	1985
David Sugishita	61	Director and Non-executive Chairman of the Board	2004
Papken Der Torossian	70	Director	2007
Jack L. Saltich	65	Director	2007
Charles Carinalli	60	Director	2008
Dr. Edward Ross	67	Director	2008

Steven Laub has served as President and Chief Executive Officer of Atmel since August 2006 and as a director of Atmel since February 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles (B.A.) and a degree from Harvard Law School (J.D.).

Tsung-Ching Wu has served as a director of Atmel since 1985 and as Executive Vice President, Office of the President since 2001. Mr. Wu served as Executive Vice President and General Manager of Atmel from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

David Sugishita has served as the Non-executive Chairman of the Board since August 2006 and as a director of Atmel since February 2004. In addition, Mr. Sugishita is Chairman of both the Audit Committee and the Corporate Governance and Nominating Committee. He also serves as a director and Chairman of the Audit Committee for Ditech Networks, Inc. Since 2000, Mr. Sugishita has taken various short-term assignments including EVP of Special Projects at Peregrine Systems from December 2003 to July 2004 and EVP/CFO at SONICblue, Inc. from January 2002 to April 2002. Prior to 2000, Mr. Sugishita held various senior financial management positions at Synopsys (SVP/CFO) from 1997 to 2000; Actel (SVP/CFO) from 1995 to 1997; Micro Component Technology (SVP/CFO) from 1994 to 1995; Applied Materials (VP/Corporate Controller) from 1991 to 1994; and National

Semiconductor (VP/Finance) from 1978 to 1991. Mr. Sugishita holds degrees in business administration from San Jose State University (B.S.) and Santa Clara University (M.B.A.).

Papken Der Torossian has served as a director of Atmel since July 2007. He has been the Managing Director of Crest Enterprise LLC since September 1997. He also served as the Chairman of Vistec Semiconductor Systems, Inc. from September 2005 until October 2008 and as Chairman of the Board of Therma Wave, Inc. from March 2003 until May 2007, when the company was sold to KLA-Tencor Corporation. From 1984 to May 2001, Mr. Der Torossian was Chairman of the Board and Chief Executive Officer of Silicon Valley Group (SVGI), which was acquired by ASML Holding N.V. Earlier, he was credited for turning around several companies and operations, including as President of ECS Microsystems and President of the Santa Cruz Division of Plantronics, Inc. Prior to that, Mr. Der Torossian spent four years at Spectra-Physics and twelve years with Hewlett-Packard Company in a number of management positions. Mr. Der Torossian currently serves as a director of ParkerVision, Inc. Mr. Der Torossian was formerly on the board of directors of the Silicon Valley Manufacturing Group (SVMG) and on the board of the Semiconductor Industry Supplier Association (SISA). He was also Chairman of the Semiconductor Equipment and Materials International Environmental, Health & Safety Committee (SEMI EHS), and has served as Chairman of Semi/Sematech. He also serves as a director for several privately held companies. Mr. Der Torossian holds a B.S.M.E. degree from MIT and an M.S.M.E. degree from Stanford University.

Jack L. Saltich has served as a director of Atmel since July 2007. He has been the Chairman and interim Chief Executive Officer of Vitex Systems, Inc., a private technology company, since January 2006. From July 1999 to August 2005, Mr. Saltich served as the President, Chief Executive Officer and a Director of Three-Five Systems, Inc., a manufacturer of display systems and provider of electronic manufacturing services. Three-Five Systems, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code on September 8, 2005. From 1993 to 1999, Mr. Saltich served as Vice President of Advanced Micro Devices, Inc., where his last position was General Manager of AMD's European Center in Dresden, Germany. From 1991 to 1993, Mr. Saltich served as Executive Vice President for Applied Micro Circuits Company, a company servicing the high speed telecommunications market. From 1988 to 1991, he was Vice President at VLSI Technology, a semiconductor company. From 1971 to 1988, Mr. Saltich served in a number of capacities with Motorola, Inc. Mr. Saltich currently serves as a member of the board of directors of Leadis Technology, Inc., Immersion Corporation, Ramtron International Corporation and Vitex Systems, Inc., a private company. Mr. Saltich also serves on the Manufacturing Advisory Board for Cypress Semiconductor Corporation. Mr. Saltich received both B.S. and masters degrees in electrical engineering from the University of Illinois. In 2002, he received a distinguished alumni award from the University of Illinois.

Charles Carinalli has served as a director of Atmel since February 2008. He has been a Principal of Carinalli Ventures since January 2002. From July 1999 to May 2002, Mr. Carinalli was Chief Executive Officer and a director of Adaptive Silicon, Inc., a developer of semiconductors. From December 1996 to July 1999, Mr. Carinalli served as President, Chief Executive Officer and a director of Wavespan Corporation, a developer of wireless broadband access systems that was acquired by Proxim, Inc. From 1970 to 1996, Mr. Carinalli served in various positions for National Semiconductor Corporation, a publicly traded company developing analog-based semiconductor products, most recently as Senior Vice President and Chief Technical Officer. Mr. Carinalli also serves as a director of Extreme Networks, Inc. and Fairchild Semiconductor International, Inc., as well as several privately held companies. Mr. Carinalli holds an M.S.E.E. from Santa Clara University and a B.S.E.E. from the University of California, Berkeley.

Dr. Edward Ross has served as a director of Atmel since April 2008. He is currently retired, having previously served as President (2000 through December 2004) and President Emeritus (January 2005 through December 2005) of TSMC North America, the U.S. subsidiary of Taiwan Semiconductor Manufacturing Company Limited, a Taiwanese semiconductor manufacturer. Previously, he was Senior Vice President of Synopsys, Inc., an electronic design automation supplier, from 1998 to 2000, and President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer, from 1995 to 1998. Dr. Ross is a director of California Micro Devices Corporation and Volterra Semiconductor Corporation. Dr. Ross holds a B.S.E.E. from Drexel University and an M.S.E.E., M.A. and Ph.D. from Princeton University.

See "Corporate Governance" and "Executive Compensation — Compensation of Directors" below for additional information regarding the Board.

PROPOSAL TWO

APPROVAL OF AMENDMENT TO 2005 STOCK PLAN TO ALLOW FOR ONE-TIME OPTION EXCHANGE PROGRAM

We are asking our stockholders to approve an amendment and restatement of the Atmel Corporation 2005 Stock Plan (the "2005 Plan") so that we can continue to use the 2005 Plan to achieve the Company's equity compensation goals. The Board of Directors (the "Board") has approved the amendment and restatement, subject to approval from our stockholders at the 2009 Annual Meeting of Stockholders. Approval of the amendment and restatement requires the affirmative vote of a majority of the votes cast at the Company's 2009 Annual Meeting of Stockholders. If the stockholders approve the amendment and restatement of the 2005 Plan, it will replace the current version of the 2005 Plan. Otherwise, the current version of the 2005 Plan will remain in effect.

Changes Being Made to the 2005 Plan

The amendment and restatement of the 2005 Plan permits the Company to commence a one-time stock option exchange offer (referred to here as the "exchange offer") to allow our eligible employees to exchange certain outstanding stock options to purchase shares of our common stock (the stock options eligible for the exchange offer are referred to here as "eligible options") granted under the 2005 Plan. Only options that have a per share exercise price greater than the 52-week high price of the Company's common stock as of the commencement date of the exchange offer will be eligible options. Our intent in using this per share exercise price threshold is to ensure that only outstanding stock options that are "underwater" (meaning the per share exercise prices of the stock options are greater than our current stock price) are eligible for the exchange offer. Further, options granted in the 12-month period prior to the date of commencement of the exchange offer will not be eligible options for exchange under the exchange offer. If approved by stockholders, the exchange offer will begin within 12 months of the date of the 2009 Annual Meeting of Stockholders. Within this timeframe, the actual start date will be determined at the discretion of our Board or Compensation Committee. However, even if the stockholders approve the proposal, the Company may later determine not to implement the exchange offer. Further, even if the stockholders approve the proposal, the Company will seek new stockholder approval for the exchange offer if the exchange offer does not commence within 12 months of the Company's 2009 Annual Meeting of Stockholders. We intend to exchange eligible options for restricted stock units and/or stock options (referred to here as "new equity awards") covering shares of our common stock granted under the 2005 Plan, based on an exchange ratio intended to result in the issuance of new equity awards that have a fair value approximately equal to, or less than, the fair value of the eligible options to be replaced. Our named executive officers (who are set forth in the table below) and members of our Board may not participate in this exchange offer and therefore do not have an interest in this proposal.

Without stockholder approval of this amendment and restatement, the exchange offer would not be permitted. The 2005 Plan, as amended and restated, is set forth in its entirety as Appendix A to this Proxy Statement.

Description of the Exchange Offer

Reasons for Implementing the Exchange Offer

In recent years, the semiconductor industry has seen a drop in global demand and has been weighed down by excess manufacturing capacity. In addition, Atmel's business has been impacted by a significant downturn in the automotive sector and in the global market for memory chips. These conditions have been exacerbated by the widespread deterioration of the global economy and the continued weakening of international markets due to the global recession. As a result, the Company, like many other companies in the technology industry, has recently experienced a substantial decline in its stock price. In considering the recent stock price performance of the Company, stockholders should be aware that in fall 2008 an unsolicited joint proposal to acquire the Company was made by two of our competitors, which was subsequently withdrawn. One of those competitors later announced its intention to elect a board slate at Atmel's 2009 Annual Meeting of Stockholders, and subsequently withdrew its slate of directors and terminated its consideration of a potential transaction with Atmel.

In late 2006, the Company began implementing aggressive restructuring activities in an effort to transform the Company's business. Over the last two years, the Company has exited 14 non-core businesses, decreased headcount by more than 20%, and reduced wafer fabrication buildings, or fabs, from five to two as the Company adopted an asset-lite wafer-sourcing model. In response to the current severe economic conditions, the Company has taken and continues to take numerous actions, including reducing expenses, reducing manufacturing costs, instituting tighter control over discretionary spending and hiring, implementing 7% to 10% salary cuts for the executive team and implementing a 10% reduction in the annual cash retainer paid to members of the Board. Notwithstanding all of these actions and despite management's efforts, the Company's employees hold a significant number of options that are underwater. Exercise prices of stock options outstanding as of March 31, 2009, ranged from $1.68 to $24.44, and the closing market price of our common stock was $3.63 as of that date. It is unclear when a turnaround in the economy may occur, and the underwater stock options pose a considerable challenge to maintaining employee motivation as well as a serious retention concern until an economic recovery begins.

We believe the exchange offer would provide eligible employees a meaningful incentive that is aligned with the interests of our stockholders. We believe that the exchange offer is important because it will enable us to:

- motivate and retain our employees who participate in the exchange offer by issuing them new equity awards at the fair market value of our common stock on the date of grant and that vest over a period of time following the exchange, subject to the employees' continued service with us. We believe that the exchange offer will provide renewed incentives for employees to remain with the Company and will motivate our employees to continue to transform the Company's business, thereby better aligning their interests with the interests of our stockholders; and

- reduce the number of shares subject to outstanding equity awards (we refer to this as our "overhang"), since surrendered options will be replaced based on an exchange ratio that will result in the issuance of a smaller number of new equity awards. A reduced overhang will decrease the potential dilution of stockholders' interests.

We believe strongly that the approval of the amendment and restatement of the 2005 Plan is essential to our continued success and in our efforts to transform Atmel's business.

Eligibility of Stock Options for the Exchange Offer

Eligible options will include stock options to purchase shares of our common stock with a per share exercise price greater than the 52-week high stock price of the Company's common stock as of the date that the exchange offer commences. However, options granted in the 12-month period prior to the date of commencement of the exchange offer will not be eligible for exchange. Since the eligibility of options will be determined based on the 52-week high stock price as of the commencement date of the exchange offer, we are unable to determine as of the date of the 2009 Annual Meeting of Stockholders the exact number of eligible options. However, for purposes of illustration only, if we were to commence the exchange offer as of March 31, 2009, then the per-share 52-week high stock price of our common stock would be $4.69 (assuming no further increase in our stock price prior to such date). Based on the number of options currently held by eligible employees, 15,871,414 shares would be eligible for the exchange.

Commencement of the Exchange Offer

If approved by stockholders, the exchange offer will begin within 12 months of the Company's 2009 Annual Meeting of Stockholders. Within this timeframe, the actual start date will be determined at the discretion of our Board or Compensation Committee. However, even if the stockholders approve the proposal, the Company may later determine not to implement the exchange offer. Further, even if the stockholders approve the proposal, the Company will seek new stockholder approval for the exchange offer if the exchange offer does not commence within 12 months of the Company's 2009 Annual Meeting of Stockholders.

Implementation of the Exchange Offer

On April 8, 2009, our Board approved submitting the exchange offer to our stockholders for their approval. We have not implemented the exchange offer and will not do so unless our stockholders approve this proposal.

Upon commencement of the exchange offer, eligible employees holding eligible options will receive offer documents that will set forth the precise terms and timing of the exchange offer. The exchange offer will remain open for a minimum of twenty (20) U.S. business days for eligible employees to elect to surrender their eligible options in exchange for new equity awards. Promptly following the completion of the exchange offer, surrendered eligible options will be cancelled and the new equity awards will be granted in exchange.

At the commencement of the exchange offer, we will file an offer to exchange document describing the terms of the exchange offer with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, may obtain the offer to exchange and other exchange offer documents filed by us with the SEC free of charge from the SEC's website at www.sec.gov.

Employee Eligibility Requirements for the Exchange Offer

If approved by stockholders, the exchange offer will be open to the Company's employees. Participation in the exchange offer will be voluntary. However, our named executive officers (i.e., those individuals listed in the Summary Compensation Table included in this Proxy Statement) and members of our Board will not participate in this exchange offer. It is possible that we would need to make modifications to the terms of the exchange offer with respect to employees in countries outside the United States either to comply with local requirements or for tax or accounting reasons. In addition, we may exclude employees in certain non-U.S. jurisdictions from the exchange offer if local law, expense, complexity, administrative burden or other compensatory considerations would make their participation illegal, infeasible or impractical.

In addition to being employed as of the commencement of the exchange offer, an employee must continue to be employed by us through the date the new equity awards are granted in exchange for the surrendered eligible options. Any employee holding eligible options who elects to participate in the exchange offer but whose employment terminates with the Company for any reason prior to the grant of the new equity awards will retain his or her eligible options subject to their existing terms.

Exchange Ratios

The exchange offer is structured as a value-for-value exchange or return of even greater value to the Company and therefore will not be a one-for-one exchange of stock options for new equity awards. The exchange ratios of shares of exchanged eligible options to new equity awards and the type of new equity awards to be issued (which will be restricted stock units and/or stock options) will be established shortly before the start of the exchange offer. These exchange ratios will be based on the fair value of the eligible options as calculated using a binomial model. Setting the exchange ratios in this manner is intended to result in the issuance of new equity awards that have a fair value approximately equal to, or less than, the fair value of the surrendered eligible options they replace.

Eligible employees who participate in the exchange offer will receive new equity awards for a lesser number of shares with respect to each eligible option exchanged, equal to (a) the number of shares of our common stock underlying the stock option exchanged, divided by (b) an exchange ratio set to approximate a value-for-value exchange (or which provides even greater value to the Company), subject to rounding. The exchange ratios will be applied on a grant-by-grant basis. For purposes of applying the exchange ratio, fractional restricted stock units and numbers of shares underlying new stock options will be rounded down to the nearest whole restricted stock unit and share number, respectively, on a grant-by-grant basis.

The exact exchange ratios will be set by our Board or Compensation Committee prior to the commencement of the exchange offer. Only outstanding stock options with an exercise price greater than the 52-week high price of our common stock as of the commencement date of the exchange offer and that were granted more than 12 months prior to the date of commencement of the exchange offer will be eligible options for exchange under the exchange offer. Although the exchange ratios are not being set now, we can provide some examples if we make certain assumptions regarding the start date of the exchange offer, the fair value of the eligible options, the type of new equity award to be issued, and the fair market value of our common stock.

Example 1. For example, if we began the exchange offer on March 31, 2009, only options with an exercise price above $4.69 per share would be eligible for the exchange offer. Assume that the exchange ratios of surrendered stock options to new equity awards will be established by grouping together eligible options with similar exercise prices and assigning an appropriate exchange ratio to each grouping and that stock options will be granted in exchange for surrendered stock options. If the eligible options were grouped into 4 separate tiers and, at the time we set the exchange ratios, the fair market value of our common stock was $3.63 per share, then based on the above method of determining the exchange ratio, the following exchange ratios would apply:

If the Exercise Price of an Eligible Option is:	The Exchange Ratio Would Be (Exchanged Option Shares for New Option Shares):
$4.70 or more but ≤ $6.50	1.25 to 1
$6.51 or more but ≤ $10.99	2.50 to 1
$11.00 or more but ≤ $15.99	10.75 to 1
$16.00 or more	35.00 to 1

For purposes of this example, if a participant exchanged an eligible option to purchase 1,000 shares with an exercise price of $10.00 per share using an exchange ratio of 2.50 to 1, he or she would receive a new stock option to purchase 400 shares. This is equal to 1,000 shares divided by 2.50 (the exchange ratio for an eligible option, in this example, with an exercise price of $10.00 per share). If the participant also exchanged another eligible option to purchase 600 shares with an exercise price of $5.00 per share using an exchange ratio of 1.25 to 1, he or she would receive a new stock option to purchase 480 shares. This is equal to 600 shares divided by 1.25 (the exchange ratio for an eligible option, in this example, with an exercise price of $5.00 per share).

If we further assume for purposes of this example that all currently eligible options remain outstanding and the option holders remain eligible to participate, the following table summarizes information regarding the eligible options and the new equity awards (assuming stock options will be issued) that would be granted in the exchange offer:

Exercise Prices of Eligible Options	Number of Shares Underlying Eligible Options	Weighted Average Exercise Price of Eligible Options	Weighted Average Remaining Life of Eligible Options (Years)	Exchange Ratio	Number of Shares Underlying New Options That Would Be Granted
$4.70 - $6.50	11,872,129	$ 5.48	7.23	1.25 to 1	9,497,703
$6.51 - $10.99	2,138,805	$ 7.74	2.85	2.50 to 1	855,522
$11.00 - $15.99	984,100	$12.72	1.63	10.75 to 1	91,544
$16.00 or more	876,380	$18.20	0.96	35.00 to 1	25,039
Total	15,871,414				10,469,808

Any stock options granted pursuant to the exchange offer will have a different vesting schedule from the exchanged options. New stock options will be scheduled to vest over a period of between 3 and 4 years, subject to the option recipient's continued service with us through each relevant vesting date. Within this range, the actual vesting period will be determined by the Board or Compensation Committee and described in the exchange offer documents.

Upon completion of the exchange offer (as presented in this example, assuming all eligible options are surrendered and without including any grants after March 31, 2009), there will be approximately 37,292,962 shares available for grant and 23,549,394 options outstanding. These outstanding options would have a weighted average exercise price of $3.74 and a weighted average remaining term of 8.50 years.

Example 2. As another example, if we began the exchange offer on March 31, 2009, only options with an exercise price above $4.69 per share would be eligible for the exchange offer. Assume that the exchange ratios of surrendered stock options to new equity awards will be established by grouping together eligible options with similar exercise prices and assigning an appropriate exchange ratio to each grouping and that restricted stock units will be granted in exchange for surrendered stock options. If the eligible options were grouped into 4 separate tiers and at the time we set the exchange ratios, the fair market value of our common stock was $3.63 per share, then based on the above method of determining the exchange ratio, the following exchange ratios would apply:

If the Exercise Price of an Eligible Option is:	The Exchange Ratio Would Be (Exchanged Option Shares for Restricted Stock Units):
$4.70 or more but ≤ $6.50	2.5 to 1
$6.51 or more but ≤ $10.99	5.0 to 1
$11.00 or more but ≤ $15.99	21.5 to 1
$16.00 or more	70.0 to 1

For purposes of this example, if a participant exchanged an eligible option to purchase 1,000 shares with an exercise price of $10.00 per share using an exchange ratio of 5.0 to 1, he or she would receive a restricted stock unit grant covering 200 shares. This is equal to 1,000 shares divided by 5.0 (the exchange ratio for an eligible option, in this example, with an exercise price of $10.00 per share). If the participant also exchanged another eligible option to purchase 600 shares with an exercise price of $5.00 per share using an exchange ratio of 2.5 to 1, he or she would receive a restricted stock unit grant covering 240 shares. This is equal to 600 shares divided by 2.5 (the exchange ratio for an eligible option, in this example, with an exercise price of $5.00 per share).

If we further assume for purposes of this example that all currently eligible options remain outstanding and the option holders remain eligible to participate, the following table summarizes information regarding the eligible options and the new equity awards (assuming restricted stock units will be issued) that would be granted in the exchange offer:

Exercise Prices of Eligible Options	Number of Shares Underlying Eligible Options	Weighted Average Exercise Price of Eligible Options	Weighted Average Remaining Life of Eligible Options (Years)	Exchange Ratio	Number of Shares Covering Restricted Stock Units That Would Be Granted
$4.70 - $6.50	11,872,129	$ 5.48	7.23	2.5 to 1	4,748,852
$6.51 - $10.99	2,138,805	$ 7.74	2.85	5.0 to 1	427,761
$11.00 - $15.99	984,100	$12.72	1.63	21.5 to 1	45,772
$16.00 or more	876,380	$18.20	0.96	70.0 to 1	12,520
Total	15,871,414				5,234,905

Any restricted stock units granted pursuant to the exchange offer will have a different vesting schedule from the exchanged options. New restricted stock unit awards will be scheduled to vest over a period of between 3 and 4 years, subject to the award recipient's continued service with us through each relevant vesting date. Within this range, the actual vesting period will be determined by the Board or Compensation Committee and described in the exchange offer documents.

Upon completion of the exchange offer (as presented in this example, assuming all eligible options are surrendered and without including any grants after March 31, 2009), there will be approximately 38,444,639 shares available for grant, 13,079,586 options outstanding and 26,230,612 restricted stock units outstanding.

Note that if our stock price is higher than our assumed price of $3.63 per share when the actual exchange ratios are set, the eligible options will be more highly valued and, consequently, the exchange ratios will decrease and we will issue more new equity awards in the exchange offer. Conversely, if our stock price decreases from our assumed price of $3.63 per share when the actual exchange ratios are set, the eligible options will be lower in value and, as a result, the exchange ratios will increase and we will issue fewer new equity awards in the exchange offer.

Participation in the Exchange Offer

Eligible employees will not be required to participate in the exchange offer. Participation in the exchange offer is voluntary. Eligible employees will have an election period of at least twenty (20) U.S. business days from the start of the exchange offer in which to determine whether they wish to participate. Since the decision whether to participate in the exchange offer is completely voluntary, we are not able to predict which or how many employees will elect to participate, how many eligible options will be surrendered for exchange, and therefore how many shares covering new equity awards may be granted. As indicated above, our named executive officers and members of our Board are not eligible to participate in the exchange offer. As of March 31, 2009, approximately 1,430 employees were eligible to participate in the exchange offer.

Terms and Conditions and Vesting Schedule of New Equity Awards

Any restricted stock unit issued in the exchange offer will represent a right to receive one share of our common stock on a specified future date, which generally is the date on which the restricted stock unit vests, subject to the award holder's continued service with us. Any new stock option issued in the exchange offer will represent a right to purchase shares of our common stock during a prescribed period of time at the fair market value of our common stock on the option's grant date, subject to the option holder's continued service with us. None of the new equity awards issued under the exchange offer will be vested on the date of grant. The vesting of new equity awards will be different from the vesting schedule of the eligible options with which they are exchanged. Any new equity awards will be scheduled to vest over a period of between 3 and 4 years, subject to the award recipient's continued service with us through each relevant vesting date. Within this range, the actual vesting schedule of the new equity awards will be determined by the Board or Compensation Committee and will be described in the exchange offer documents.

New equity awards issued in the exchange offer will be granted pursuant to our 2005 Plan and will be subject to an award agreement between the award recipient and the Company. New equity awards may be granted in the form of all stock options, all restricted stock units, or a mix of both stock options and restricted stock units, as determined by our Board or Compensation Committee. The determination of whether new equity awards to be issued will be restricted stock units and/or stock options will be made by our Board or Compensation Committee prior to the commencement of the exchange offer. A participant is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her restricted stock units.

Surrendered Stock Options

All surrendered stock options will be cancelled upon completion of the exchange offer. Up to 15,871,414 of the shares underlying eligible options that are surrendered under the exchange offer (assuming, as an example, 100% participation in the exchange offer and that the eligible options are those with an exercise price above the 52-week high of $4.69 as of March 31, 2009) would be returned to the 2005 Plan and would be eligible for future awards under the 2005 Plan. Eligible options that are not surrendered will not be affected and will remain exercisable according to their original terms.

Terms of the Exchange Offer

While the terms of the exchange offer are expected to be materially similar to the terms described in this proposal, we may find it necessary or appropriate to change the terms of the exchange offer to better achieve the compensatory purposes of the offer, or to take into account, among other things, our administrative needs, local law requirements, accounting rules, and Company policy decisions that make it appropriate to change the terms of the exchange offer. For example, we may decide that it is appropriate to exclude certain employees (for example, employees in business units or jurisdictions in which the Company has a different compensation program in place or employees whom the Company believes already have sufficient retention incentives) or exclude stock options granted below a higher per share exercise price. However, we will not change the principles of the exchange offer discussed above (for example, the value-for-value exchange, the exclusion of named executive officers or members of our Board for participation in the exchange offer, and exclusion of options with a per share exercise price not greater than the 52-week high price of the Company's common stock as of the commencement date of the exchange offer).

It is also possible that certain terms of the exchange offer may need to be modified in countries outside the United States in order to comply with local requirements, or for tax, accounting or administrative reasons. Similarly, the exchange offer may not be implemented in certain jurisdictions outside the United States if local law, expense, complexity, administrative burden or other compensatory considerations would make it illegal, infeasible or impractical to do so.

Additionally, we may decide not to implement the exchange offer even if stockholder approval of the exchange offer is obtained or may amend or terminate the exchange offer once it is in progress. The final terms of the exchange offer will be described in an offer to exchange that will be filed with the SEC. Although we do not anticipate that the staff of the SEC will require us to materially modify the terms of the exchange offer, it is possible that we may need to alter the terms of the exchange offer to comply with comments from the staff.

Summary of Tax Consequences of Participation in the Exchange Offer

The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the exchange offer. A more detailed summary of the applicable tax considerations to participants will be provided in the exchange offer documents. The exchange of eligible options for restricted stock units and/or stock options should be treated as a non-taxable exchange, and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible options and the grant of new equity awards. The law and regulations themselves are subject to change, and the Internal Revenue Service is not precluded from adopting a contrary position.

The foregoing is only a summary of the tax effect of U.S. federal income taxation upon participants of the exchange offer and the Company with respect to the surrender of eligible options and grant of new equity awards issued under the exchange offer. It does not purport to be complete, and does not discuss the tax consequences of a service provider's death or the provisions of the income tax laws of any municipality, state or foreign country in which the service provider may reside.

Accounting Treatment of New Equity Awards

On January 1, 2006, we adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), on accounting for share-based payments. Under SFAS 123(R), we will recognize incremental compensation expense, if any, resulting from the new equity awards granted in the exchange offer. The incremental compensation cost will be measured as the excess, if any, of the fair value of each new equity award granted to employees in exchange for surrendered eligible options, measured as of the date the new equity awards are granted, over the fair value of the eligible options surrendered in exchange for the new equity awards, measured immediately prior to the exchange. We will set the exchange ratios in a manner intended to result in the issuance of new equity awards that have a fair value approximately equal to, or less than, the fair value of the surrendered eligible options they replace. While we plan to design the exchange offer to minimize additional compensation expense for new equity awards issued under the exchange offer, we will likely incur additional compensation expense as a result of the exchange offer.

The Company estimates that, assuming that the exchange offer had begun on March 31, 2009, options with exercise prices above $4.69 per share were eligible for exchange, the fair market value of our common stock was $3.63 per share at the time the exchange ratios were set, the exchange ratios set forth in the examples above were used, and all eligible employees participated in the exchange offer for all eligible options, the impact to stock compensation expense from this exchange offer would have totaled approximately $563,000 in additional expense over the remaining vesting period of the original equity awards if new equity awards granted were entirely restricted stock units or approximately $987,000 in additional expense over the remaining vesting period of the original equity awards if new equity awards granted were entirely stock options. The actual amount of the compensation expense will depend on the participation levels, exchange ratios, Black-Scholes values and vesting schedules established at the time of the exchange, and on fluctuations (if any) in our stock price between the date we set exchange ratios and the grant date of the new stock options and/or restricted stock units. The new vesting period is expected to be between 3 and 4 years, subject to the award recipient's continued service with us through each relevant vesting date. Within this range, the actual vesting period will be determined by the Board or Compensation Committee and described in the exchange offer documents.

Impact of the Exchange Offer on our Stockholders

We are unable to predict the precise impact of the exchange offer on our stockholders because we are unable to predict how many or which employees will exchange their eligible options.

Description of the 2005 Plan

The following is a summary of the principal features of the 2005 Plan, as amended and restated by the Board on April 8, 2009, subject to stockholder approval However, this summary is not a complete description of all of the provisions of the 2005 Plan, and is qualified in its entirety by the specific language of the 2005 Plan. A copy of the 2005 Plan is provided as Appendix A to this Proxy Statement.

Background and Purpose of the 2005 Plan. The 2005 Plan permits the grant of the following types of incentive awards: (1) incentive stock options, (2) nonstatutory stock options, (3) stock purchase rights, (4) stock appreciation rights, and (5) restricted stock units (individually, an "Award"). The 2005 Plan is intended to attract and retain employees and consultants of Atmel and its subsidiaries as well as members of our Board, and to promote the success of the Company's business. The 2005 Plan also is designed to permit the payment of compensation that qualifies as performance-based compensation under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Administration of the 2005 Plan. The 2005 Plan is administered by the Board or a committee (the "Committee") appointed by the Board (the "Administrator"). A Committee generally consists of at least two directors who qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) (so that Atmel is entitled to a federal tax deduction for certain performance-based compensation paid under the 2005 Plan).

Subject to the terms of the 2005 Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards (for example, the exercise price and vesting schedule), and interpret the provisions of the 2005 Plan and outstanding Awards. The Administrator also has authority to amend outstanding Awards subject to the terms and conditions of the 2005 Plan, approve forms of agreement for use under the 2005 Plan, establish rules and regulations relating to the 2005 Plan including sub-plans established for the purpose of satisfying applicable foreign laws, determine the form and manner in which participants of the 2005 Plan may designate beneficiaries of Awards, and permit option holders to satisfy tax withholding obligations by having the Company withhold shares to be issued upon exercise of an option Award. The Administrator also had the authority to commence a stock option exchange program in connection with certain options for purposes of coming into compliance with Section 409A of the Code ("Section 409A"), which the Company implemented and completed on December 21, 2007. The Administrator may make all other determinations necessary or advisable for administering the 2005 Plan.

The Administrator may not, without obtaining the approval of the Company's stockholders: (i) reduce the exercise price of any Award to the then-current fair market value of our common stock if the fair market value of our common stock declined since the Award's grant date, (ii) institute an option exchange program to cancel outstanding options for options with a lower exercise price, different type of Award, cash or a combination thereof, or (iii) institute any other program that would constitute a revaluation or repricing of options, except that adjustments may be made pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, without stockholder approval. If the amendment and restatement of the 2005 Plan is approved by stockholders, the Administrator will be permitted to implement the one-time exchange offer as described above.

The 2005 Plan is an amendment and restatement of the Company's 1996 Stock Plan, which the Company maintained until the 2005 Plan amended and restated it on May 11, 2005.

Shares under the 2005 Plan. As of March 31, 2009, 114,000,000 shares of Atmel Common Stock ("Shares") were authorized for issuance under the 2005 Plan. As of March 31, 2009, a total of approximately 31.9 million Shares were available for issuance under the 2005 Plan. If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased Shares will be returned to the available pool of Shares reserved for issuance under the 2005 Plan. Shares of restricted stock repurchased by the Company also will be available for future issuance under the 2005 Plan. The Shares may be authorized, but unissued, or reacquired common stock of the Company. Any Shares covering restricted stock, restricted stock units, or stock purchase rights granted on or after May 14, 2008, will be counted against the 2005 Plan Share reserve as 1.78 Shares for every 1 Share subject thereto and such Shares forfeited or repurchased by the Company will return to the 2005 Plan and become available for issuance as to 1.78 Shares for every 1 Share forfeited or repurchased.

Eligibility to Receive Awards. The Administrator selects the employees, consultants, and directors who will be granted Awards under the 2005 Plan, except that incentive stock options may be granted only to employees of the Company or its subsidiaries. As of March 31, 2009, approximately 5,902 of our employees, directors and consultants would be eligible to participate in the 2005 Plan. The actual number of individuals who will receive Awards cannot be determined in advance because the Administrator has the discretion to select the participants.

Stock Options. A stock option is the right to acquire Shares at a fixed exercise price for a prescribed period of time. Under the 2005 Plan, the Administrator may grant nonstatutory stock options and/or incentive stock options (which entitle employees, but not Atmel, to more favorable tax treatment). Each option Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The Administrator will determine the number of Shares covered by each option, but during any fiscal year of Atmel, no participant may be granted options (and/or other Awards) covering more than 5,000,000 Shares, unless in connection with the participant's initial year of service, in which case such participant may be granted options to purchase up to an additional 5,000,000 Shares.

The exercise price of an incentive stock option must be at least 110% of fair market value of the Shares if (on the grant date) the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries. With respect to each participant, the aggregate fair market value of the Shares (determined on the grant date) covered by incentive stock options which first become exercisable by such participant during any calendar year also may not exceed $100,000 (and any excess will be considered nonstatutory stock options). The exercise price of incentive stock options, and nonstatutory stock options granted on or after April 9, 2008 (except with respect to certain Awards granted in a non-U.S. jurisdiction), must be at least 100% of fair market value of the Shares on the grant date. Any nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) also must have an exercise price of at least 100% of fair market value of the Shares on the grant date.

Options become exercisable at the times and on the terms established by the Administrator. The Administrator also establishes the time at which options expire, but with respect to options granted on or after April 9, 2008, the expiration may not be later than 10 years after the grant date or such shorter term as provided in an Award agreement. In addition, if a participant who, at the time an incentive stock option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of Atmel or any of its subsidiaries, the expiration term is 5 years from the date of grant or such shorter term as provided in the Award agreement.

After termination of service with us by a participant, the participant may exercise his or her option for the period of time determined by the Administrator and stated in the Award agreement. In the absence of a time specified in a participant's Award agreement, a participant may exercise the option within 3 months of such termination, to the extent that the option is vested on the date of termination, unless such participant's service relationship terminates due to the participant's death or disability, in which case the participant or, if the participant has died, the personal representative of the participant's estate, beneficiary designated in accordance with the Administrator's requirements or if no administration of the participant's estate is required, the successor-in-interest to whom the right to exercise the option is transferred, may exercise the option, to the extent the option was vested on the date of termination, within 12 months from the date of such termination. However, in no event may an option be exercised later than the expiration of the term of such option as set forth in the Award agreement.

The exercise price of each option must be paid in full in cash (or cash equivalent) at the time of exercise. The Administrator also may permit payment through the tender of Shares that are already owned by the participant, or by any other means that the Administrator determines to be an acceptable form of consideration subject to the terms of the 2005 Plan. At the time of exercise, a participant must pay any taxes that Atmel is required to withhold.

Stock Purchase Rights. Shares acquired pursuant to a grant of stock purchase rights under the 2005 Plan are restricted stock. Restricted stock will vest in accordance with the terms and conditions established by the Administrator. (See "Performance Goals" below relating to vesting based on achievement of certain performance criteria.) The Administrator determines the number of Shares of restricted stock granted to any participant, but during any fiscal year of Atmel, no participant may be granted stock purchase rights (and/or other Awards) covering more than 5,000,000 Shares unless in connection with the participant's initial year of service, in which case such participant may be granted stock purchase rights (and/or other Awards) up to an additional 5,000,000 Shares.

Each stock purchase rights Award is evidenced by an Award agreement specifying the terms and conditions of the Award. A holder of restricted stock will have full voting rights, unless determined otherwise by the Administrator.

Stock Appreciation Rights. Stock appreciation rights ("SARs") are Awards that grant the participant the right to receive an amount (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) equal to (1) the number of shares exercised, times (2) the amount by which Atmel's stock price exceeds the exercise price. The Administrator may grant (i) tandem SARs exercisable for all or part of the Shares subject to the related option upon surrender of the right to exercise the equivalent portion of the related option, (ii) affiliated SARs which are deemed exercised upon exercise of the related option, and (iii) freestanding SARs exercisable on the terms and conditions determined by the Administrator.

Each SAR Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The exercise price is set by the Administrator but cannot be less than 100% of the fair market value of the covered Shares on the grant date. A SAR may be exercised based on the conditions established by the Administrator. SARs expire under the same rules that apply to options and are subject to the same per-person limits (i.e., 5,000,000 covered Shares for SARs and/or other Awards in any fiscal year unless in connection with the participant's initial year of service, in which case such participant may be granted SARs covering up to an additional 5,000,000 Shares).

Restricted Stock Units. Restricted Stock Units are Awards that result in a payment to a participant (in the form of cash, Shares of equal value, or a combination thereof, as determined by the Administrator) only if performance goals and/or other vesting criteria established by the Administrator are achieved or the Awards otherwise vest. Each restricted stock units Award is evidenced by an Award agreement specifying the terms and conditions of the Award. The applicable performance goals or vesting criteria (which may be based solely on continued service to Atmel and its subsidiaries) will be determined by the Administrator, and may be applied on a company-wide, divisional or individual basis, based on applicable federal or state securities laws, or any other basis determined by the Administrator (see "Performance Goals" below for more information).

During any fiscal year of Atmel, no participant may receive restricted stock units (and/or other Awards) covering greater than 5,000,000 Shares unless in connection with the participant's initial year of service, in which case such participant may be granted restricted stock units (and/or other Awards) covering up to an additional 5,000,000 Shares. The Administrator establishes the initial value of each restricted stock unit on or before the date of grant.

Performance Goals. The Administrator (in its discretion) may make performance goals applicable to a participant with respect to an Award. At the Administrator's discretion, one or more of the following performance goals may apply:

- Annual Revenue
- Operating Profit
- Cash Flow from Operations
- Net Income

- Pro Forma Net Income
- Earnings per Share
- Return on Sales

The performance goals may differ from participant to participant and from Award to Award. Any criteria used may be measured, as applicable (1) in absolute terms, (2) in relative terms (including, but not limited to, compared against another company or companies), (3) against the performance of Atmel as a whole or a segment of Atmel, and/or (4) on a pre-tax or after-tax basis.

By granting Awards that vest upon achievement of performance goals, the Administrator may be able to preserve Atmel's deduction for certain compensation in excess of $1,000,000. Section 162(m) limits Atmel's ability to deduct annual compensation paid to each of Atmel's Chief Executive Officer and "covered employees" (within the meaning of Section 162(m)) to $1,000,000 per individual. However, Atmel can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the 2005 Plan, setting limits on the number of Awards that any individual may receive, and for Awards other than stock options and stock appreciation rights, establishing performance criteria that must be met before the Award actually will vest or be paid. The performance goals listed above, as well as the per-person limits on shares covered by Awards, permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting Atmel to receive a federal income tax deduction in connection with such Awards.

Limited Transferability of Awards. Awards granted under the 2005 Plan generally may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution and may be exercised, during the lifetime of the participant, only by the participant. Notwithstanding the foregoing, the Administrator may permit an individual to transfer an Award to an individual or entity. Further, with respect to any Award or type of Award or participant or class of participants under the Plan, the Administrator may permit the participant to designate the beneficiary of such Awards in the event of the participant's death. Any transfer will be made in accordance with procedures established by the Administrator.

Awards to be Granted to Certain Individuals and Groups. The number of Awards (if any) that an employee, consultant, or director may receive under the 2005 Plan is in the discretion of the Administrator and therefore cannot be determined in advance.

Adjustments upon Changes in Capitalization. If Atmel experiences a stock split, reverse stock split, stock dividend, combination or reclassification of Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company (excluding the conversion of convertible securities of the Company), the number and class of Shares available for issuance under the 2005 Plan, the number, class and price of Shares covering outstanding Awards, and the numerical per-person limits on Awards, will be proportionately adjusted to reflect the change in capitalization.

Adjustments upon Liquidation or Dissolution. In the event of a liquidation or dissolution of the Company, the Administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction and any unexercised Award will terminate upon such transaction. The Administrator may, in its sole discretion, provide that each participant will have the right to exercise, until 10 days prior to such transaction, all or any part of the Award, including Shares as to which the Award otherwise would not be exercisable. Awards granted after August 14, 2008, that may be considered "deferred compensation" within the meaning of Code Section 409A will not accelerate upon a liquidation or dissolution of the Company, unless otherwise determined by the Administrator.

Adjustments upon Merger or Change in Control. The 2005 Plan provides that in the event of a merger with or into another corporation or a sale of all or substantially all of Atmel's assets (with respect to Awards granted prior to August 14, 2008, or with respect to Awards granted on or after August 14, 2008, excluding any merger with or into another corporation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by the voting securities of the Company or any such surviving entity or its parent outstanding immediately after such merger), the successor corporation will assume or substitute an equivalent Award for each outstanding Award. In the event that the successor corporation refuses to assume or substitute for an Award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and SARs, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to restricted stock units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, with respect to options and SARs that become fully vested and exercisable in lieu of assumption or substitution, the Administrator will notify the participant that such Award will be fully vested and exercisable for a period of 15 days from the date of such notice, and the option or SAR will terminate upon the expiration of such period.

Summary of U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and the Company of equity awards granted under the Plans. Tax consequences for any particular individual may be different.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within 2 years following the date the option was granted nor within 1 year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within 2 years after the date of grant or within 1 year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the determination date (see discussion under "Nonstatutory Stock Options" below) and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the determination date of an incentive stock option (see discussion under "Nonstatutory Stock Options" below) is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the determination date (as defined below). If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the option is exercised unless the shares are subject to a substantial risk of forfeiture (as in the case where an optionee is permitted to exercise an unvested option and receive unvested shares which, until they vest, are subject to forfeiture or repurchase upon the optionee's termination of service) and are not transferable, in which case the determination date is the earlier of (1) the date on which the shares become transferable or (2) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the exercise date, the optionee may elect, pursuant to Section 83(b) of the Code, to have the exercise date be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the option is exercised. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the "determination date" (as defined above under "Nonstatutory Stock Options"). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Issuance. A recipient of a fully vested stock issuance will recognize income generally measured by the fair market value of the shares on the date of grant, less the purchase price paid (if any). A recipient of a stock issuance that is subject to a vesting schedule will not recognize any income at the time of grant unless he or she elects to be taxed at that time by filing a Section 83(b) election with the Internal Revenue Service within 30 days of the issuance. Instead, the recipient of an unvested stock issuance will generally recognize income in an amount equal to the difference between the fair market value of the stock at the time of vesting and the amount paid for the stock, if any. Any taxable income recognized by a recipient who is also an employee in connection with a stock issuance will be subject to tax withholding by the Company. The Company will generally be entitled to an income tax deduction in the same amount as the ordinary income recognized by the recipient. Upon a disposition of such shares by the recipient, any gain or loss is treated as long-term or short-term capital gain or losses, depending on the length of time the recipient held the shares.

Restricted Stock Units. There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the Administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Section 409A. Section 409A of the Code provides certain new requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the 2004 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with an award under the 2005 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Section 162(m) of the Code and applicable guidance.

THE FOREGOING IS ONLY A SUMMARY OF THE TAX EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ATMEL CORPORATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A SERVICE PROVIDER'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE SERVICE PROVIDER MAY RESIDE.

Amendment and Termination of the 2005 Plan

The Board generally may amend or terminate the 2005 Plan at any time and for any reason. However, no amendment, suspension, or termination may impair the rights of any participant without his or her consent. Certain amendments to the 2005 Plan require stockholder approval, including:

- A material increase in benefits accrued to participants under the 2005 Plan;
- An increase in the number of shares that may be optioned or sold under the 2005 Plan;
- A material modification (expansion or reduction) of the class of participants in the 2005 Plan; or
- A provision permitting the Administrator to lapse or waive restrictions on Awards at its discretion.

Participation in the 2005 Plan

The grant of Awards under the 2005 Plan to employees, including the executive officers named in the table below, is subject to the discretion of the Plan Administrator. The following table sets forth information with respect to the grant of options and other awards under the 2005 Plan to the executive officers named in the table below, to all current executive officers as a group, to all non-employee directors as a group and to all other employees as a group during Atmel's last fiscal year ended December 31, 2008:

Name of Individual or Identity of Group and Position	Securities Underlying Options Granted (#)	Weighted Average Exercise Price Per Share ($)	Full Value Awards (#)(1)	Weighted Average Dollar Value of Full Value Awards ($)(2)
Steven Laub *President and Chief Executive Officer*	1,860,000	$3.73	3,080,000	$4.06
Stephen Cumming *Vice President of Finance and Chief Financial Officer*	400,000	$3.32	405,000	$4.17
Walter Lifsey *Executive Vice President, Worldwide Operations*	225,000	$3.71	710,000	$4.10
Tsung-Ching Wu, Ph.D. *Executive Vice President, Office of the President*	100,000	$4.20	650,000	$4.17
Rod Erin *Vice President, Non-Volatile Memory Segment and Advanced Products Business Unit*	75,000	$4.20	512,500	$4.18
Robert Avery(3) *Former Vice President of Finance and Chief Financial Officer*	—	—	—	—
All current executive officers, as a group (7 persons)	2,772,500	$3.72	6,113,750	$4.10
All non-employee directors as a group (5 persons)	147,500	$3.78	106,900	$3.88
All other employees (including all current officers who are not executive officers) as a group	2,230,000	$3.67	11,790,446	$4.08

(1) Consists of restricted stock units (RSUs). Each RSU represents a contingent right to receive one share of Atmel's Common Stock.

(2) Based on the closing price of the Company's common stock on the NASDAQ Global Select Market on the date of grant.

(3) Mr. Avery resigned as Atmel's Vice President Finance and Chief Financial Officer in July 2008.

Summary

We believe strongly that the approval of the amendment and restatement of the 2005 Plan is essential to our continued success. As the 2005 Plan is designed to assist us in retaining talented employees who help us achieve our business goals, including creating long-term value for stockholders, not permitting the amendment and restatement of the 2005 Plan to implement the one-time stock option exchange program will mean that the 2005 Plan's goals will be more difficult to meet.

Required Vote

We must receive an affirmative vote of a majority of the votes cast at the Company's 2009 Annual Meeting of Stockholders in order for this proposal to be approved. If stockholders do not approve the amendment and restatement of the 2005 Plan, the 2005 Plan will continue under its current terms until it expires or is terminated in accordance with the terms of the 2005 Plan, and the stock options granted under the 2005 Plan will remain outstanding and will continue to be governed by the terms of the 2005 Plan. The Company will continue to recognize compensation expense for these stock options, even though the stock options may have little or no retention or incentive value to our employees.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends that stockholders vote "**FOR**" Proposal Two.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit our consolidated financial statements for the year ending December 31, 2009. PricewaterhouseCoopers LLP has audited our financial statements since the year ended December 31, 1985.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting and will have an opportunity to make a statement if they so desire. The representatives are also expected to be available to respond to appropriate questions from the stockholders.

Ratification of Appointment of PricewaterhouseCoopers LLP

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm is not required by Atmel's bylaws or other applicable legal requirements. However, our Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee at its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Atmel and its stockholders.

Recommendation of the Board of Directors

The Board unanimously recommends voting "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as Atmel's independent registered public accounting firm for the year ending December 31, 2009.

Fees of PricewaterhouseCoopers LLP Incurred by Atmel

The following table sets forth the fees billed for services rendered by PricewaterhouseCoopers LLP for each of our last two fiscal years.

	2008	2007
Audit fees(1)	$4,558,000	$4,481,000
Audit-related fees(2)	16,000	144,000
Tax fees(3)	108,000	155,000
All other fees	—	—
Total	$4,682,000	$4,780,000

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and of our internal control over financial reporting and the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) The Audit-related fees as of the years ended December 31, 2008 and 2007 were for services related to consultations concerning international financial accounting and reporting standards and due diligence related to acquisitions, respectively.

(3) Tax fees consisted of fees for international tax planning and other tax compliance services.

Audit Committee Pre-Approval Policy

Section 10A(i)(1) of the Exchange Act and related Securities and Exchange Commission ("SEC") rules require that all auditing and permissible non-audit services to be performed by a company's principal accountants be approved in advance by the Audit Committee of the Board, subject to a de minimis exception set forth in the SEC rules (the "De Minimis Exception"). Pursuant to Section 10A(i)(3) of the Exchange Act and related SEC rules, the Audit Committee has established procedures by which the Chairperson of the Audit Committee may pre-approve such services provided the pre-approval is detailed as to the particular service or category of services to be rendered and the Chairperson reports the details of the services to the full Audit Committee at its next regularly scheduled meeting. None of the audit-related or non-audit services described above were performed pursuant to the De Minimis Exception during the periods in which the pre-approval requirement has been in effect.

CORPORATE GOVERNANCE

Atmel's current corporate governance practices and policies are designed to promote stockholder value and Atmel is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board provides independent leadership in the exercise of its responsibilities. Our management oversees a system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity. You can access information regarding our corporate governance practices on our web site at www.atmel.com/ir/governance.asp.

Corporate Governance Principles

Our Board has adopted Corporate Governance Principles, which set forth the principles that guide the Board's exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. Our Corporate Governance Principles state that currently different individuals fill the roles of Chairman and Chief Executive Officer. Our Corporate Governance Principles also currently require directors to offer to resign upon a material change in their employment, subject to the Board's acceptance; and limit the number of public company boards on which our directors may serve. Our Board first adopted these Corporate Governance Principles in March 2007 and has refined them from time to time. You can access our Corporate Governance Principles on our web site at www.atmel.com/ir/governance.asp.

Code of Ethics/Standards of Business Conduct

It is our policy to conduct our operations in compliance with all applicable laws and regulations and to operate our business under the fundamental principles of honesty, integrity and ethical behavior. This policy can be found in our Standards of Business Conduct, which is applicable to all of our directors, officers and employees, and which complies with the SEC's requirements and with listing standards of the NASDAQ Stock Market LLC ("Nasdaq").

Our Standards of Business Conduct are designed to promote honest and ethical conduct and compliance with all applicable laws, rules and regulations and to deter wrongdoing. Our Standards of Business Conduct are also aimed at ensuring that information we provide to the public (including our filings with and submissions to the SEC) is accurate, complete, fair, relevant, timely and understandable. We recently amended our Standards of Business Conduct, a copy of which can be accessed on our web site at www.atmel.com/ir/governance.asp. We intend to disclose future amendments to certain provisions of our Standards of Business Conduct, or waivers of such provisions granted to directors and executive officers, on our web site in accordance with applicable SEC and Nasdaq requirements.

Independence of Directors

The Board has determined that each of the following directors, constituting a majority of the Board, is "independent" within the meaning of the Nasdaq's listing standards:

David Sugishita
Papken Der Torossian
Jack L. Saltich
Charles Carinalli
Dr. Edward Ross

Such independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by the Nasdaq listing standards, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Meetings and Committees

All directors are expected to attend each meeting of the Board and the committees on which he serves. All directors are also encouraged, but not required, to attend our Annual Meeting of Stockholders. Each director and director nominee at the time attended the 2008 Annual Meeting of Stockholders. During the fiscal year ended December 31, 2008, the Board held 15 meetings.

The Board has the following standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which he was a director) and (ii) the total number of meetings held by all committees of the Board on which he served during the past fiscal year (held during the periods that he served).

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Sugishita (Chairman), Carinalli and Saltich. The Board has determined that (1) each of the current members of the Audit Committee is "independent" within the meaning of the Nasdaq listing standards and within the meaning of the rules of the Exchange Act and (2) Mr. Sugishita meets the requirements of an audit committee financial expert in accordance with SEC rules. The Audit Committee held 16 meetings during 2008 at which, among other things, the committee discussed Atmel's financial results and regulatory developments and Atmel's response to such regulatory developments with Atmel's independent registered public accounting firm.

The duties of the Audit Committee are to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of Atmel's independent registered public accounting firm, the organization and performance of Atmel's internal audit function, and Atmel's internal accounting and financial reporting controls. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement, reviews the reports of Atmel's management, internal audit and independent registered public accounting firm concerning Atmel's internal accounting and financial controls, appoints, determines the compensation of and oversees the work of Atmel's independent registered public accounting firm, and reviews and approves the scope of the annual audit. In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all of Atmel's books, records, facilities and personnel and the power to retain outside legal, accounting or other advisors for this purpose. The Audit Committee has the sole authority and responsibility to select, evaluate and, where appropriate, replace Atmel's independent registered public accounting firm. The charter of the Audit Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

See "Report of the Audit Committee" below for more information regarding the functions of the Audit Committee.

Corporate Governance and Nominating Committee

We have a separately-designated standing Corporate Governance and Nominating Committee that currently consists of Messrs. Sugishita (Chairman), Der Torossian and Ross. The Board has determined that each of the members of the Corporate Governance and Nominating Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews the Company's principles of corporate governance and recommends changes to the Board as necessary. The Committee also reviews governance-related stockholder proposals and makes recommendations to the Board for action on such proposals. For additional information see "Director Candidates" below. The Corporate Governance and Nominating Committee makes recommendations to the Board regarding the composition and size of the Board. The Committee also establishes procedures for the submission of candidates for election to the Board, establishes procedures for identifying and evaluating candidates for director and determines the relevant criteria for Board membership. The Corporate Governance and Nominating Committee held 5 meetings during 2008. The charter of the Corporate Governance and Nominating Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

Compensation Committee

We have a separately-designated standing Compensation Committee. The Compensation Committee currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian and Sugishita. Our Board has determined that each of the members of the Compensation Committee is "independent" within the meaning of the Nasdaq listing standards. This Committee reviews and approves Atmel's executive compensation policies, including the salaries and target bonuses of our executive officers, and administers our equity compensation plans. See "Executive Compensation — Compensation Discussion and Analysis" below for a description of Atmel's processes and procedures for the consideration and determination of executive compensation. The Compensation Committee held 8 meetings during 2008. The charter of the Compensation Committee can be accessed on our web site at www.atmel.com/ir/governance.asp.

The Compensation Committee Report is included below in "Executive Compensation."

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, the following directors (or former directors) have at one time been members of Atmel's Compensation Committee: Messrs. Saltich, Carinalli, Der Torossian, Sugishita and T. Peter Thomas. Mr. Thomas was a director of Atmel from the beginning of 2008 through the date of the 2008 Annual Meeting of Stockholders. Mr. Thomas did not seek re-election to the Board in 2008. No interlocking relationships exist between any member of the Board or Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of the Compensation

Committee was as of the time of his service on the Compensation Committee a present or former officer or employee of Atmel or its subsidiaries, other than Mr. Sugishita who since August 2006 has served as non-executive Chairman of the Board. Mr. Sugishita is a non-employee director of the Company.

Director Candidates

Atmel's bylaws set forth the procedure for the proper submission of stockholder nominations for membership on the Board. Please refer to Section 2.2(c) of our bylaws for a description of the process for nominating directors. It is the Corporate Governance and Nominating Committee's policy to consider properly submitted stockholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board. A stockholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Atmel Corporate Governance and Nominating Committee, c/o Chief Legal Officer and Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. The Corporate Governance and Nominating Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate's name and biographical information, and (3) the recommending stockholder has consented in writing to public disclosure of such stockholder's name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending stockholder believes supports such candidacy (keeping in mind the criteria discussed below that the Corporate Governance and Nominating Committee considers when making recommendations for nomination to the Board).

The Corporate Governance and Nominating Committee uses a variety of methods for identifying candidates for nomination to the Board. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Committee through professional search firms, stockholders or other persons. The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by Committee members, meetings of Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Committee. Candidates recommended by stockholders (and properly submitted, as discussed below) are evaluated by the Corporate Governance and Nominating Committee using the same criteria as other candidates. Although the Corporate Governance and Nominating Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate. Such criteria include, but are not limited to: character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments.

Communications from Stockholders

Stockholders may communicate with the Board by submitting either an e-mail to bod@atmel.com or written communication addressed to the Board (or specific board member) c/o Chief Legal Officer and Secretary, Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131. E-mail communications that are intended for a specific director should be sent to the e-mail address above to the attention of the applicable director. The Chairman of the Corporate Governance and Nominating Committee will, with the assistance of our Chief Legal Officer, (1) review all communications to the Board, (2) determine if such communications relate to substantive matters, (3) if such communications relate to substantive matters, provide copies (or summaries) of such communications to the other directors as he or she considers appropriate, and (4) if such communications do not relate to substantive matters, determine what action, if any, will be taken with such communications. Communications relating to personal grievances or matters as to which we receive repetitive and duplicative communications are unlikely to be deemed "substantive."

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

Atmel's compensation program for its executive officers is generally intended to meet the following objectives: (1) attract, retain, motivate and reward superior executive talent that is key to the business success of the Company with competitive compensation; (2) link total compensation with the achievement of Atmel's strategic objectives (financial and non-financial) and individual performance goals; and (3) align the interests and objectives of Atmel's executives with the interests of our stockholders.

The Compensation Committee reviews Atmel's compensation program for its executive officers on an annual basis. The Compensation Committee determines the compensation for all of Atmel's executive officers and uses the above objectives to guide it in assessing the proper allocation among the following elements of compensation: base salary, incentive bonus, and equity compensation. Atmel also provides other benefits to its executive officers, as further described below.

The Compensation Committee does not target specific competitive levels of pay for individual executives; rather, in determining levels of compensation for individual executives, the Compensation Committee takes into consideration a number of factors, including the following:

- individual executive performance, experience, and qualifications;
- Atmel's performance against financial goals, including profitability and revenue;
- the scope of the executive's role;
- competitive pay practices and prevailing market conditions; and
- internal pay consistency.

Throughout this Compensation Discussion and Analysis, each individual who served either as the Chief Executive Officer or Chief Financial Officer during fiscal 2008, as well as the other individuals included in the "Summary Compensation Table" below, are referred to as the "named executive officers." Robert Avery served as Vice President Finance and Chief Financial Officer through his retirement from Atmel in July 2008, when Stephen Cumming was appointed Vice President Finance and Chief Financial Officer.

Role of Compensation Committee

Atmel's executive compensation program is overseen and administered by the Compensation Committee. The Compensation Committee currently consists of Messrs. Saltich (Chairman), Carinalli, Der Torossian, and Sugishita. Each of these individuals qualifies as (i) an "independent director" under the Nasdaq listing standards, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee reviews and approves our executive compensation objectives and programs; approves specific executive officer compensation decisions, such as salaries, target bonuses and actual bonuses; and administers our stock incentive plans. The Compensation Committee held 8 meetings during 2008. The Compensation Committee operates under a written charter adopted by our Board. A copy of the charter is available at http://www.atmel.com/ir/governance.asp.

Role of Executive Officers in Compensation Decisions

The Compensation Committee meets with Atmel's President and Chief Executive Officer, Mr. Laub, and/or other executives to obtain recommendations with respect to Company compensation programs, practices, and packages for executive officers and certain other employees. Management makes recommendations to the Compensation Committee on base salaries, target and actual bonuses, and equity compensation for the executive team and other employees; however, individual executive officers do not propose or seek approval for their own compensation. The Compensation Committee considers, but is not bound by and does not always accept, management's recommendations with respect to executive compensation.

Mr. Laub attends portions of the Compensation Committee's meetings, but the Compensation Committee also holds executive sessions not attended by any members of management or non-independent directors. The Compensation Committee discusses Mr. Laub's compensation package with him, but deliberates and makes decisions with respect to Mr. Laub's compensation without him present and in consultation with its independent compensation consultant. The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to a subcommittee. The Compensation Committee has not delegated any of its authority with respect to any material component of the compensation of executive officers of Atmel. In October 2007, February 2008, and October 2008, the Board delegated authority to our Chief Executive Officer to grant options and restricted stock units to certain non-executive employees under specific circumstances, including prior review and approval from our vice president of human resources (or a delegate) and subsequent review from our chief legal officer (or a delegate). Copies of approvals pursuant to this delegation of authority are periodically reviewed with the Compensation Committee.

Role of Compensation Consultant

The Compensation Committee has the authority to engage its own independent advisors to assist in carrying out its responsibilities and has done so. During 2008, as in 2007 and 2006, the Compensation Committee retained Compensia, Inc. ("Compensia") to advise the Compensation Committee on executive compensation matters. In 2008, Compensia's services included benchmarking against Peer Companies and Survey Data (as defined below), consulting with respect to salary, bonus and equity compensation of executive officers, consulting with respect to compensation-related terms of employment agreements of executive officers, and consulting with respect to severance / change of control arrangements. Compensia serves at the discretion of the Compensation Committee. In 2008, Compensia also advised Atmel's Corporate Governance and Nominating Committee with respect to the compensation of Atmel's Board of Directors. Although Compensia worked with management in carrying out its duties for the Compensation Committee and the Corporate Governance and Nominating Committee, Compensia is engaged by and reports to the Compensation Committee.

In analyzing our executive compensation program for fiscal 2008, Compensia used data from a group of peer companies in the semiconductor industry (the "Core Peers"), other peer companies in the high-tech industry (the "Broad High-tech Peers," and collectively with the Core Peers, the "Peer Companies") and multiple data points from companies represented in executive compensation surveys ("Survey Data"). The Peer Companies were selected on the basis of their fiscal and business similarities to Atmel and were approved by the Compensation Committee. The Broad High-tech Peers were included in the benchmarking process to provide the Compensation Committee with a perspective on how technology companies outside of the semiconductor industry compensate their executives. The Survey Data was comprised primarily of San Francisco Bay Area technology companies with annual revenues between $1 billion and $3 billion. The Peer Companies were:

Core Peers:

- Altera Corporation
- Analog Devices, Inc.
- Broadcom Corporation
- Cypress Semiconductor Corporation
- Fairchild Semiconductor International, Inc.
- International Rectifier Corporation
- Linear Technology Corporation
- LSI Corporation (LSI Logic)
- Marvell Technology Group Ltd.

- Maxim Integrated Products, Inc.
- Microchip Technology Incorporated
- National Semiconductor Corporation
- NVIDIA Corporation
- ON Semiconductor Corporation
- Spansion Inc.
- Vishay Intertechnology, Inc.
- Xilinx, Inc.

Broad High-tech Peers:

- Autodesk, Inc.
- Cadence Design Systems, Inc.
- Juniper Networks, Inc.
- Palm, Inc.
- Synopsys, Inc.
- Verisign, Inc.

Elements of Compensation

The three primary elements that comprise Atmel's compensation program are: (i) base salary; (ii) incentive bonuses; and (iii) long-term incentives through equity awards. Each of these elements is considered a primary element of compensation because each is considered useful and necessary to meet one or more of the principal objectives of our compensation programs.

The following secondary elements supplement Atmel's compensation program: (i) deferred compensation benefits; (ii) retirement benefits provided under a 401(k) plan or as typically provided in the country where our executive officers reside; and (iii) generally available benefit programs, such as life insurance, health care benefits and participation in our employee stock purchase plan, or ESPP. The above are considered secondary elements of Atmel's compensation program because they typically comprise a relatively small percentage of the total compensation of our executive officers and are generally set at levels such that they would not constitute a strong factor in attracting or retaining our executive officers.

In addition, Atmel provides its executive officers with certain severance and other payments following a termination of employment, including in connection with a change of control, as discussed below.

The Compensation Committee reviews the primary elements of our executive compensation program on an annual basis and reviews the other elements from time to time to ensure that compensation levels remain competitive. In setting compensation levels for a particular executive, the Compensation Committee consults with independent advisors and takes into consideration the proposed compensation package as a whole and each element individually, as well as the factors listed above in "Overview of Compensation Program and Philosophy."

Base Salary, Bonuses, and Equity Awards — Overview

Atmel makes base salaries and bonuses a significant portion of the executive compensation package in order to remain competitive in attracting and retaining executive talent. Bonuses also are paid in order to incentivize and reward the executives for achieving individual goals and the goals of Atmel. The Compensation Committee determines each executive officer's target total annual cash compensation (salary and bonuses) on a yearly basis. The Compensation Committee also grants equity compensation to executive officers in order to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value.

Base Salary

In fiscal 2008, in consultation with Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee increased the base salaries of certain of Atmel's named executive officers as set forth in the table below. For Walt Lifsey and Rod Erin, these increases resulted from promotions that occurred early in fiscal 2008 and annual salary reviews that occurred later in fiscal 2008.

Name and Title	Base Salary at January 1, 2008	Base Salary at December 31, 2008
Steven Laub *President and Chief Executive Officer*	$725,000	$755,000
Walt Lifsey *Executive Vice President, Operations*	$415,000	$500,000
Tsung-Ching Wu *Executive Vice President, Office of the President*	$492,000	$509,200
Rod Erin *Vice President, RFA and Non-Volatile Memory Segments*	$315,000	$350,000

Mr. Cumming was appointed Vice President Finance and Chief Financial Officer in July 2008. In consultation with Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee set Mr. Cumming's initial base salary at $345,000.

Mr. Avery's base salary of $375,000 was not changed in fiscal 2008.

In February 2009, the Compensation Committee approved a temporary salary reduction for executive officers. The salary of our Chief Executive Officer was reduced by ten percent (10%), and the salaries of our other executive officers were reduced by seven percent (7%). The temporary salary reduction will be in effect from February 1, 2009 to June 30, 2009, and will be reviewed at the end of the first and second quarters to determine if the reductions should be continued.

Incentive Bonuses

Payment of bonus amounts, and therefore total cash compensation, depends on the achievement of specified performance goals. In consultation with Compensia, the Compensation Committee adopted an executive bonus plan for fiscal year 2008 (the "2008 Bonus Plan"). The 2008 Bonus Plan is a cash incentive program designed to motivate participants to achieve Atmel's financial and other performance objectives, and to reward them for their achievements when those objectives are met. All of Atmel's executive officers were eligible to participate in the 2008 Bonus Plan. Target bonuses ranged from 50% to 125% of an executive's base salary, and the amount of the bonus actually paid to an executive officer was based on the achievement of (i) certain Company performance objectives tied to Atmel's annual revenue and non-GAAP operating profit, (ii) certain individual performance objectives approved by the Compensation Committee, and (iii) for some executive officers, certain business unit objectives tied to the business unit's annual revenue and non-GAAP operating profit. Non-GAAP operating profit figures exclude the effect of stock-based compensation expense, restructuring and asset impairment charges, acquisition related charges, certain distributor bad debt expense, and certain legal and accounting expenses. Under the 2008 Bonus Plan, actual individual bonuses paid could range from zero to 200% of an individual's bonus target, depending upon the level of achievement of the various objectives described above.

For fiscal 2008, the Compensation Committee determined that it would be appropriate to choose different performance measures for different executives as follows:

- For Mr. Laub, the Compensation Committee chose two primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 37.5% each);

and (2) individual performance objectives (weighted at 25%), which included strategic, restructuring, operational, human resources and investor objectives.

- For executive officers that were not business unit heads, the Compensation Committee chose two primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 37.5% each); and (2) individual performance objectives (weighted at 25%), which included strategic, restructuring, operational, human resources and teamwork oriented objectives.
- For executive officers that were business unit heads, the Compensation Committee chose three primary measures: (1) Atmel's financial objectives, which consisted of Atmel's revenue and non-GAAP operating profit percentage (weighted at 18.75% each); (2) the business unit's financial objectives, which consisted of the business unit's revenue and non-GAAP operating profit percentage (weighted at 18.75% each); and (3) individual performance objectives (weighted at 25%), which included strategic, restructuring, operational, human resources and teamwork oriented objectives.

Atmel's target revenue and non-GAAP operating profit objectives were set at levels that required the Company's best level of performance since fiscal 2001, excluding the effect of stock-based compensation expense, restructuring and asset impairment charges, acquisition related charges, certain distributor bad debt expense, and certain legal and accounting expenses. The Compensation Committee retained discretion to modify the bonus that would otherwise be payable based on actual performance.

We issued our audited financial statements for fiscal year 2008 on March 2, 2009. On March 9, 2009, the Compensation Committee reviewed the Company's audited fiscal 2008 financial results and the individual performance of the executives and, based upon such performance as measured against the performance measures specified in the 2008 Bonus Plan, the Committee approved bonus awards for the Company's executive officers. The Committee determined that 50% of the aggregate bonus for certain named executive officers would be awarded in restricted stock units with immediate vesting pursuant to the Company's 2005 Stock Plan. Approved awards for the named executive officers are listed below:

Name	Fiscal 2008 Bonus Awards	Amount Paid in Cash	Number of RSUs Issued
Steven Laub	$860,578	$430,289	139,704
Stephen Cumming	$106,438	$ 53,219	17,279
Walt Lifsey	$365,389	$182,694	59,316
Tsung-Ching Wu	$348,243	$174,122	56,533
Rod Erin	$172,309	$ 86,155	27,972
Robert Avery	$128,232	$128,232	—

The Compensation Committee awarded a prorated bonus for fiscal 2008 to each of Mr. Avery and Mr. Cumming.

Long-Term Incentive Compensation

Atmel provides long-term incentive compensation through awards of stock options and restricted stock units that generally vest over multiple years, as well as performance shares, which are restricted stock units that vest upon the achievement of performance goals. Atmel's equity compensation program is intended to align the interests of our executive officers with those of our stockholders by creating an incentive for our executive officers to maximize stockholder value. The equity compensation program also is designed to retain highly talented executives.

Equity-based incentives are granted to our executive officers under Atmel's stockholder-approved 2005 Stock Plan. Pursuant to Atmel's equity compensation granting policy, grants to executive officers are approved either during scheduled meetings or by unanimous written consent of the Compensation Committee effective upon the date the last signature is obtained. Options are priced (the "Pricing Date") on the 15th of the month on or after the approval date, or the next trading day if the market is not open on the 15th of the month (for example, stock options approved between October 16 and November 15 would have a Pricing Date of November 15). Restricted stock units and performance share grants are generally effective on the 15th of the middle month of the calendar quarter in which the approval date occurs. All options have a per share exercise price equal to the fair market value of Atmel's common stock on the Pricing Date. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of Atmel common stock, such as a significant positive or negative earnings announcement. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. Also, because equity compensation awards typically vest over a four-year period, the value to recipients of any immediate increase in the price of Atmel's stock following a grant may be attenuated.

Our Compensation Committee regularly monitors the environment in which Atmel operates and makes changes to our equity compensation program to help us meet our compensation objectives, including achieving long-term stockholder value. Atmel grants stock options and restricted stock units because they can be effective tools for meeting Atmel's compensation goal of increasing long-term stockholder value by tying the value of executive officer rewards to Atmel's future stock price performance. Employees are able to profit from stock options only if Atmel's stock price increases in value over the stock option's exercise price. Restricted stock units also provide significant incentives tied to stock price appreciation, as well as incentives for the executives to remain employed with Atmel. Atmel believes the combination of options and restricted stock units that were granted provide effective incentives to executives to achieve increases in the value of Atmel's stock. Pursuant to our 2005 Stock Plan, as amended, each share subject to restricted stock, restricted stock units (including performance shares), and stock purchase rights granted on or after May 14, 2008 is counted as one and 78/100 (1.78) shares against the shares available for grant under the 2005 Plan.

In fiscal 2008, our Compensation Committee approved the issuance of performance shares to our executive officers. The performance share awards provide for the grant of a maximum number of restricted stock units that will be paid out in shares of Atmel common stock if the applicable non-GAAP operating margin performance criteria have been met. The performance share awards provide that during the performance period beginning July 1, 2008, and ending December 31, 2011, a portion of the performance shares may become eligible to vest for each quarterly performance period beginning on or after April 1, 2009 (provided, that, in the case of a new executive officer, the individual has been a service provider for at least four full quarterly performance periods). The number of performance shares in which the executive officer may vest for each such quarterly performance period will depend upon achievement with respect to the non-GAAP operating margin performance criteria. Non-GAAP operating margin figures exclude the effect of stock-based compensation expense, restructuring and asset impairment charges, acquisition related charges, and certain legal and accounting expenses. The non-GAAP operating margin performance criteria are at levels that require significantly greater performance as compared to recent years in order to vest 100%. However, if a "change of control" (as such term is defined in the performance share awards) occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and the vesting of the performance shares subject to the performance share awards will convert to a time-based vesting schedule. The number of performance shares in which the executive officer will be entitled to vest in accordance with the time-based vesting schedule will equal fifty percent (50%) of the maximum number of performance shares subject to the performance share award, less the number of any previously vested performance shares. Generally, performance shares that have not vested by the time of an executive officer's termination of service with Atmel will be forfeited. However, the performance share awards provide that in the event that the executive incurs a termination of service within three (3) months before or twelve (12) months following a change of control either (i) by Atmel for any reason other than for "cause" (as such term is defined in the performance share awards), or (ii) by the recipient for "good reason" (as such term is defined in the performance share awards), then the unvested performance shares that were converted to a time-based vesting schedule as discussed above will fully vest. If a change of control occurs on account of a change in a majority of the Company's Board and, within 12 months following such change of control, another change of control occurs (on account of a reason other than a change in a majority of the Company's Board), then a termination of an executive officer's employment also will be considered to be in connection with a change of control if the executive officer's employment is terminated within 12 months following such subsequent change of control.

The number of options or restricted stock units our Compensation Committee grants to each executive and the vesting schedule for each grant is determined based on the factors discussed above in "Overview of Compensation

Program and Philosophy." Existing ownership levels are not a factor in award determination because we do not want to discourage executives from holding Atmel stock. The retention value of unvested equity awards, however, is a factor in award determination.

In fiscal 2008, in consultation with Compensia and following review of the factors discussed above in "Overview of Compensation Program and Philosophy," the Compensation Committee granted stock options, restricted stock units and performance shares to Atmel's executive officers. These grants to the named executive officers are set forth below in the table entitled "Grants of Plan-Based Awards in 2008." For fiscal 2008 annual grants, the Committee determined that a mix of stock option awards, vesting monthly over four years, and restricted stock unit awards, vesting annually over four years, was appropriate and would provide an appropriate mix of motivation and retention incentives. In addition, performance shares were granted to provide compensation to Atmel's executive officers and other key employees in connection with excellent and sustained company performance. The performance share grants were structured to provide approximately 75th percentile total compensation, on average, compared to our Peer Companies, over a three and a half year period to Atmel's executive officers, but only if a target level of shares is earned.

Other Benefit Programs

Severance/Change of Control Benefits

In fiscal 2008, in consultation with Compensia, the Compensation Committee reviewed Atmel's severance and change of control policies for executive officers and adopted the Change of Control and Severance Plan, which applies to Atmel's executive officers. The Change of Control and Severance Plan provides for certain payments to be made upon an executive officer's termination without "cause," or resignation for "good reason," in connection with a "change of control," as such terms are defined in the plan. The payments that may be made pursuant to the Change of Control and Severance Plan are described further below under the section entitled "Potential Payments Upon Termination or Change of Control." The Compensation Committee believes that adoption of the Change of Control and Severance Plan is in the best interests of Atmel's stockholders and will help ensure the continued dedication and performance of Atmel's officers.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan (the "EDCP") is a non-qualified deferred compensation plan allowing certain employees to defer a portion of their salary and bonus, thereby allowing the participating employee to defer taxation on such amounts. Participants are credited with returns based on the allocation of their account balances among mutual funds. Atmel utilizes an investment advisor to control the investment of these funds and the participants remain general creditors of Atmel. Distributions from the plan commence in the quarter following a participant's retirement or termination of employment. Atmel accounts for the EDCP in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF No. 97-14"). In accordance with EITF No. 97-14, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

The EDCP is offered to higher level employees in order to allow them to defer more compensation than they would otherwise be permitted to defer under a tax-qualified retirement plan, such as our 401(k) Tax Deferred Savings Plan (the "401(k) Plan"). Further, Atmel offers the EDCP as a competitive practice to enable it to attract and retain top talent. The EDCP is evaluated for competitiveness in the marketplace from time to time, but the level of benefit provided by the EDCP is not typically taken into account in determining an executive's overall compensation package for a particular year.

Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs

In addition to the EDCP, Atmel maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Atmel does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than: (a) the 401(k) Plan, or (b) as required in certain countries other than the United States for legal or competitive reasons.

In fiscal 2008, the executive officers were eligible to receive health care coverage that is generally available to other Atmel employees. In addition, Atmel offers a number of other benefits to the named executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance and certain other benefits.

The 401(k) Plan and other generally available benefit programs are intended to allow Atmel to remain competitive in retaining employee talent, and Atmel believes that the availability of the benefit programs generally enhances employee productivity and loyalty to Atmel. The main objectives of Atmel's benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive's total compensation or equity award package.

Stock Ownership Guidelines and Certain Trading Restrictions

Pursuant to our Corporate Governance Principles, stock ownership for our directors and executive officers is encouraged. In addition, our executive officers and certain other individuals subject to our Insider Trading Policy are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative transactions with respect to Atmel's securities. This prohibition extends to hedging or similar transactions designed to decrease the risks associated with holding Atmel securities.

Accounting and Tax Considerations

Atmel has considered the potential impacts of the excise taxes under Sections 280G and 409A of the Code and has not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to these Sections. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change of control of Atmel that exceeds certain limits, and that Atmel or its successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. To assist in the avoidance of additional tax under Section 409A, Atmel structured the EDCP and structures its equity awards and other compensation programs in a manner intended to comply with the applicable Section 409A requirements. In addition, during fiscal 2008, Atmel entered into agreements with certain executive officers, including Messrs. Cumming and Lifsey, to make technical changes to their individual employment arrangements intended to bring these arrangements into compliance with regulations and guidance under Section 409A.

In determining which elements of compensation are to be paid, and how they are weighted, Atmel also takes into account whether a particular form of compensation will be considered "performance-based" compensation for purposes of Section 162(m) of the Code. Under Section 162(m), Atmel generally receives a federal income tax deduction for compensation paid to any of its named executive officers only if the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). All of the stock options granted to our executive officers are intended to qualify as performance-based compensation under Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy that all compensation must be deductible on our federal income tax returns.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R "Share Based Payment" ("SFAS No. 123R"). SFAS No. 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123R superseded our previous accounting under Accounting Principle Board ("APB") No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") for the periods beginning in 2006. We adopted SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest will be recognized as expense over the requisite service periods in our Consolidated Statements of Operations.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for fiscal 2008 required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors.

Jack L. Saltich (Chairman)
Charles Carinalli
Papken Der Torossian
David Sugishita

Summary Compensation Table

The following table presents information concerning the total compensation of (i) our principal executive officer, (ii) all persons who served as our principal financial officer during fiscal year 2008, and (iii) our three most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of our 2008 fiscal year (our "named executive officers"). No disclosure is provided for 2006 or 2007 for those persons who were not named executive officers in 2006 and 2007.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)(a)	Option Awards ($)(1)(b)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Steven Laub(4) *President and Chief Executive Officer*	2008	$762,115	$2,559,023	$2,226,873	$860,578	$29,075	$6,437,664
	2007	$706,731	$2,001,042	$1,873,120	$968,333	$25,714	$5,574,940
	2006	$255,769	—	$ 470,356	$395,996	$ 6,925	$1,129,046
Stephen Cumming(5) *Vice President, Finance and Chief Financial Officer*	2008	$172,500	$ 98,208	$ 81,090	$106,438	$28,033	$ 486,269
Walt Lifsey *Executive Vice President, Operations*	2008	$489,423	$ 213,682	$ 660,809	$365,389	$23,041	$1,752,344
Tsung-Ching Wu *Executive Vice President, Office of the President*	2008	$516,215	$ 174,257	$ 503,592	$348,243	$29,574	$1,571,881
	2007	$479,577	—	$ 401,271	$428,563	$25,684	$1,335,095
	2006	$445,926	—	$ 221,868	$280,157	$15,593	$ 963,544
Rod Erin *Vice President, RFA and Non-Volatile Memory Segments*	2008	$339,423	$ 147,763	$ 227,063	$172,309	$22,926	$ 909,484
Robert Avery(6) *Former Vice President, Finance and Chief Financial Officer*	2008	$230,618(6)	—	$ 174,624	$128,232	$58,898	$ 592,372
	2007	$356,731	—	$ 317,552	$291,493	$19,886	$ 985,662
	2006	$315,412	—	$ 234,102	$278,907	$13,655	$ 842,076

(1)(a) Stock awards consist only of restricted stock units. Amounts shown in this column do not reflect compensation actually received by the named executive officer. Instead the dollar value of the awards shown in this column is the compensation cost recognized for financial statement reporting purposes for the years ended December 31, 2007 and 2008 in accordance with the provisions of Statement of Financial Accounting Standards No. 123R, "Share Based Payment," (SFAS No. 123R), but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. The valuation of these awards is set forth in the Notes to Consolidated Financial Statements in our fiscal year 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009.

(1)(b) Option awards consist only of stock options. Amounts shown in this column do not reflect compensation actually received by the named executive officer. Instead the dollar value of the awards shown in this column is the compensation cost recognized for financial statement reporting purposes for the years ended December 31, 2006, 2007 and 2008 in accordance with the provisions of SFAS No. 123R, but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. The assumptions used in the valuation of these awards are set forth in the Notes to Consolidated Financial Statements in our fiscal year 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009.

(2) The amounts under Non-Equity Incentive Plan Compensation reflect bonuses granted pursuant to the executive bonus plans adopted by the Compensation Committee on May 14, 2008 (the "2008 Bonus Plan"), August 27, 2007 (the "2007 Bonus Plan") and September 29, 2006 (the "2006 Bonus Plan"). Amounts paid under the 2008 Bonus Plan, 2007 Bonus Plan and 2006 Bonus Plan were paid in fiscal 2009, fiscal 2008 and fiscal 2007, respectively. For amounts payable under the 2008 Bonus Plan to the named executive officers other than Mr. Avery, half of the amount was paid as a cash bonus during fiscal 2009 and half was paid in fully-vested restricted stock units issued in fiscal 2009. For more information, see "Grants of Plan-Based Awards in 2008" below. The amounts paid under the 2007 Bonus Plan and the 2006 Bonus Plan were paid in cash.

(3) The value and components of perquisites and other personal benefits for each of the named executive officers for fiscal year 2008 are set forth below in the "All Other Compensation for Fiscal Year 2008" table.

(4) Mr. Laub entered into an employment agreement to become Atmel's President and Chief Executive Officer effective August 2006 at a salary of $700,000 per year.

(5) Mr. Cumming joined Atmel as Vice President Finance and Chief Financial Officer in July 2008 at a salary of $345,000 per year.

(6) Mr. Avery resigned as Atmel's Vice President Finance and Chief Financial Officer in July 2008. $216,346 was paid as salary and $14,272 was paid for consulting services rendered following Mr. Avery's termination of employment in July 2008.

All Other Compensation for Fiscal Year 2008

Name	Health Insurance	Life Insurance	Short Term Disability Insurance	Long Term Disability Insurance	Company Match 401(k) Contribution	Other	Total
Steven Laub	$15,654	$1,860	$3,857	$6,631	$500	$ 573(1)	$29,075
Stephen Cumming	$15,654	$1,283	$3,857	$6,631	$500	$ 108(1)	$28,033
Walt Lifsey	$ 9,620	$1,860	$3,857	$6,631	$500	$ 573(1)	$23,041
Tsung-Ching Wu	$15,654	$1,860	$3,857	$6,631	$500	$ 1,072(1)	$29,574
Rod Erin	$ 9,620	$1,246	$3,857	$6,631	$500	$ 1,072(1)	$22,926
Robert Avery	$ 9,620	$1,395	$3,857	$6,631	—	$37,395(2)	$58,898

(1) Premium for excess group term life insurance.

(2) Premium for excess group term life insurance ($914); payout of accrued vacation in connection with termination of employment ($36,481).

Please see the section entitled "Base Salary" in the Compensation Discussion and Analysis included in this Proxy Statement for a description of the actions taken by the Compensation Committee with respect to salaries of our named executive officers for fiscal year 2009.

For a description of the Company's process for determining the payment of non-equity incentive compensation to the Company's executive officers, please see the section entitled "Incentive Bonuses" in the Compensation Discussion and Analysis included in this Proxy Statement.

For a description of the Company's practices with respect to perquisites and personal benefits provided to our executive officers, please see the section entitled "Retirement Benefits under the 401(k) Plan, Executive Perquisites and Generally Available Benefit Programs" in the Compensation Discussion and Analysis included in this Proxy Statement.

From time to time, we enter into agreements with our executive officers. For a description of the material terms of employment agreements and severance and change of control arrangements with our named executive officers, please see the section entitled "Potential Payments Upon Termination or Change of Control" included in this Proxy Statement.

Grants of Plan-Based Awards in 2008

The following table presents information concerning each grant of an award made to a named executive officer in fiscal 2008 under any plan.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(11)
Steven Laub	—	0	943,750	1,887,500	—	—	—	—	—	—	—
	2/15/08	—	—	—	—	—	—	—	1,000,000(3)	$3.32	$1,696,649
	2/15/08	—	—	—	—	—	—	500,000(4)	—	—	$1,660,000
	8/15/08	—	—	—	—	—	—	—	860,000(5)	$4.20	$1,919,766
	8/15/08	—	—	—	—	—	—	430,000(6)	—	—	$1,806,000
	8/15/08	—	—	—	0	—	2,150,000	—	—	—	—
Stephen Cumming	—	0	241,500	483,000	—	—	—	—	—	—	—
	7/15/08	—	—	—	—	—	—	—	400,000(7)	$3.32	$ 707,692
	8/15/08	—	—	—	—	—	—	30,000(6)	—	—	$ 126,000
	8/15/08	—	—	—	0	—	357,000	—	—	—	—
	10/27/08	—	—	—	0	—	18,000	—	—	—	—
Walt Lifsey	—	0	375,000	750,000	—	—	—	—	—	—	—
	2/15/08	—	—	—	—	—	—	—	125,000(8)	$3.32	$ 212,081
	2/15/08	—	—	—	—	—	—	60,000(9)	—	—	$ 199,200
	8/15/08	—	—	—	—	—	—	150,000(6)	—	—	$ 630,000
	8/15/08	—	—	—	—	—	—	—	100,000(5)	$4.20	$ 223,229
	8/15/08	—	—	—	0	—	476,000	—	—	—	—
	10/27/08	—	—	—	0	—	24,000	—	—	—	—
Tsung-Ching Wu	—	0	381,900	763,800	—	—	—	—	—	—	—
	8/15/08	—	—	—	—	—	—	—	100,000(5)	$4.20	$ 223,229
	8/15/08	—	—	—	—	—	—	150,000(6)	—	—	$ 630,000
	8/15/08	—	—	—	0	—	476,000	—	—	—	—
	10/27/08	—	—	—	0	—	24,000	—	—	—	—
Rod Erin	—	0	210,000	420,000	—	—	—	—	—	—	—
	5/15/08	—	—	—	—	—	—	25,000(10)	—	—	$ 109,250
	8/15/08	—	—	—	—	—	—	—	75,000(5)	$4.20	$ 167,421
	8/15/08	—	—	—	—	—	—	112,500(6)	—	—	$ 472,500
	8/15/08	—	—	—	0	—	357,000	—	—	—	—
	10/27/08	—	—	—	0	—	18,000	—	—	—	—
Robert Avery	—	0	281,250	562,500	—	—	—	—	—	—	—

(1) Reflects the minimum, target and maximum payment amounts that named executive officers may receive under the 2008 Bonus Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Incentive Bonuses" section above. The amounts range from zero (if the minimum level for financial performance and individual goals are not achieved) to a cap based on a certain percentage of the individual's base salary. The actual payout is determined by the Compensation Committee by multiplying (a) the percentage completion of the executive's goals times (b) the sum of the amounts calculated by applying the multipliers of the performance objectives to the performance objectives. Payouts under the 2008 Bonus Plan may be zero depending on Atmel's performance against the Company and business unit performance objectives and the executive's performance against individual performance objectives. Based on the parameters of the 2008 Bonus Plan, payouts are determined by the Compensation Committee. The applicable caps are as follows: 250% for Mr. Laub; 140% for Mr. Cumming; 150% for Mr. Avery; 150% for Mr. Lifsey; 120% for Mr. Erin; and 150% for Mr. Wu. The actual bonus amounts were determined by the Compensation Committee in March 2009 and are reflected in the "Non-Equity Incentive

Plan Compensation" column of the "Summary Compensation Table." Mr. Avery resigned as Atmel's Vice President Finance and Chief Financial Officer in July 2008, and Mr. Cumming was appointed Atmel's Vice President Finance and Chief Financial Officer in July 2008; each received a pro-rated amount of his target bonus. For each named executive officer other than Mr. Avery, half of the amount was paid as a cash bonus during fiscal 2009 and half was paid in fully-vested restricted stock units during fiscal 2009, as follows:

	Fiscal 2008 Bonus Awards	Amount Paid in Cash	Number of RSUs Issued
Steven Laub	$860,578	$430,289	139,704
Stephen Cumming	$106,438	$ 53,219	17,279
Walt Lifsey	$365,389	$182,694	59,316
Tsung-Ching Wu	$348,243	$174,122	56,533
Rod Erin	$172,309	$ 86,155	27,972
Robert Avery	$128,232	$128,232	—

(2) Reflects the minimum, target and maximum share amounts that named executive officers may receive under performance restricted stock units granted during fiscal 2008 pursuant to our 2005 Stock Plan, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Long-Term Incentive Compensation" section above. The amounts that may be received range from zero (if a minimum level for financial performance is not achieved) to twenty-five percent (25%) of the maximum amount (if a minimum level for financial performance is achieved) to 100% of the maximum amount (if a maximum level for financial performance is achieved), with increasing amounts of performance between the minimum level and maximum level for financial performance resulting in increased shares received. The actual payout, if any, will be determined by the Compensation Committee.

(3) Reflects options to purchase common stock granted pursuant to the 2005 Stock Plan. Shares subject to the option vest and become exercisable as follows: 1/48th of the shares each month after August 15, 2007 such that 100% of the shares will be fully vested on August 15, 2011.

(4) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's Common Stock. 25% of these shares vested on August 15, 2008, and the remaining shares vest pro rata annually thereafter, such that 100% of these shares will be fully vested on August 15, 2011.

(5) Reflects options to purchase common stock granted pursuant to the 2005 Stock Plan. Shares subject to the option vest and become exercisable as follows: 2.0833% vest each month such that 100% of the shares subject to the option will be fully vested and exercisable on August 15, 2012.

(6) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's Common Stock. 25% of these shares will vest on August 15, 2009, and the remaining shares will vest pro rata annually thereafter, such that 100% of these shares will be fully vested on August 15, 2012.

(7) Reflects options to purchase common stock granted pursuant to the 2005 Stock Plan. 25% of these shares will vest on July 15, 2009, and the remaining shares will vest pro rata monthly thereafter, such that 100% of these shares will be fully vested on July 15, 2012.

(8) Reflects options to purchase common stock granted pursuant to the 2005 Stock Plan. Shares subject to the option vest and become exercisable as follows: 2.0833% vest each month such that 100% of the shares subject to the option will be fully vested and exercisable on February 15, 2012.

(9) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's Common Stock. 25% of these shares will vest on February 15, 2009, and the remaining shares will vest pro rata annually thereafter, such that 100% of these shares will be fully vested on February 15, 2012.

(10) Reflects restricted stock units granted pursuant to the 2005 Stock Plan. Each restricted stock unit represents a contingent right to receive one share of Atmel's Common Stock. 25% of these shares will vest on May 15,

2009, and the remaining shares will vest pro rata annually thereafter, such that 100% of these shares will be fully vested on May 15, 2012.

(11) Reflects the grant date fair value of each equity award computed in accordance with SFAS No. 123R. See footnotes (1)(a) and (1)(b) to "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under SFAS No. 123R. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2008 Fiscal Year End

The following table presents information concerning unexercised options and stock that has not vested as of the end of fiscal 2008 for each named executive officer.

	Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(11)	Market Value of Shares or Units of Stock That Have Not Vested ($)(7)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(8)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(9)
Steven Laub	2/10/06	35,417	14,583	$ 4.78	2/10/16	—	—	—	—
	8/7/06(2)	845,833	604,167	$ 4.89	8/7/16	—	—	—	—
	1/2/07(10)	291,667	208,333	$ 6.05	1/2/17	—	—	—	—
	7/11/07	—	—	—	—	437,500(6)	$1,369,375	—	—
	2/15/08(3)	333,333	666,667	$ 3.32	2/15/18	—	—	—	—
	2/15/08	—	—	—	—	375,000(12)	$1,173,750	—	—
	8/15/08(4)	71,667	788,333	$ 4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	430,000	$1,345,900	—	—
	8/15/08	—	—	—	—	—	—	2,150,000	$1,682,375
Stephen Cumming	7/15/08(2)	—	400,000	$ 3.32	7/15/2018	—	—	—	—
	8/15/08	—	—	—	—	—	—	357,000	$ 279,353
	8/15/08	—	—	—	—	30,000	$ 93,900	—	—
	10/27/08	—	—	—	—	—	—	18,000	$ 14,085
Walt Lifsey	12/15/06(2)	250,000	250,000	$ 6.28	12/15/16	—	—	—	—
	8/15/07(4)	50,000	100,000	$ 4.74	8/15/17	—	—	—	—
	2/15/08(4)	26,042	98,958	$ 3.32	2/15/18	—	—	—	—
	2/15/08	—	—	—	—	60,000	$ 187,800	—	—
	8/15/08(4)	8,333	91,667	$ 4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	150,000	$ 469,500	—	—
	8/15/08	—	—	—	—	—	—	476,000	$ 372,470
	10/27/08	—	—	—	—	—	—	24,000	$ 18,780
Tsung-Ching Wu	2/15/02	70,833	—	$ 7.69	2/15/12	—	—	—	—
	2/15/02	11,997	—	$ 7.69	12/31/09	—	—	—	—
	11/15/02	100,000	—	$ 2.11	11/15/12	—	—	—	—
	12/19/03	25,000	—	$ 5.75	12/19/13	—	—	—	—
	12/19/03	20,799	—	$ 5.75	12/31/09	—	—	—	—
	2/11/05	95,833	4,167	$ 3.29	2/11/15	—	—	—	—
	9/6/06(4)	168,750	131,250	$ 5.73	9/6/16	—	—	—	—
	8/15/07(4)	100,000	200,000	$ 4.74	8/15/17	—	—	—	—
	8/15/08(4)	8,333	91,667	$ 4.20	8/15/18	—	—	—	—
	8/15/08	—	—	—	—	150,000	$ 469,500	—	—
	8/15/08	—	—	—	—	—	—	476,000	$ 372,470
	10/27/08	—	—	—	—	—	—	24,000	$ 18,780

Name	Grant Date(1)	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(11)	Market Value of Shares or Units of Stock That Have Not Vested ($)(7)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(8)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(9)
		Exercisable	Unexercisable						
Rod Erin	7/16/99	16,000	—	$ 7.83	7/16/09	—	—	—	—
	11/17/00	6,000	—	$12.13	11/17/10	—	—	—	—
	12/14/01	4,000	—	$ 8.02	12/14/11	—	—	—	—
	12/19/03	7,500	—	$ 5.75	12/31/11	—	—	—	—
	12/19/03	2,500	—	$ 5.75	12/19/13	—	—	—	—
	2/11/05	9,583	417	$ 3.29	2/11/15	—	—	—	—
	7/15/05	85,417	14,583	$ 2.66	7/15/15	—	—	—	—
	9/6/06(4)	56,250	43,750	$ 5.73	9/6/16	—	—	—	—
	8/6/07(4)	25,000	50,000	$ 4.92	8/6/17	—	—	—	—
	8/15/07(4)	25,000	50,000	$ 4.74	8/15/17	—	—	—	—
	5/15/08	—	—	—	—	25,000	$ 78,250	—	—
	8/15/08(4)	6,250	68,750	$ 4.20	8/15/18	—			
	8/15/08	—	—	—	—	—	—	357,000	$ 279,353
	8/15/08	—	—	—	—	112,500	$ 352,125	—	—
	10/27/08	—	—	—	—	—	—	18,000	$ 14,085
Robert Avery	7/16/99	14,000	—	$ 7.83	1/11/09(5)	—	—	—	—
	11/17/00	4,000	—	$12.13	1/11/09(5)	—	—	—	—
	12/14/01	4,000	—	$ 8.02	1/11/09(5)	—	—	—	—
	12/19/03	20,000	—	$ 5.75	1/11/09(5)	—	—	—	—
	2/11/05	1,250	—	$ 3.29	1/11/09(5)	—	—	—	—
	9/6/06	91,667	—	$ 5.73	1/11/09(5)	—	—	—	—
	8/15/07	36,458	—	$ 4.74	1/11/09(5)	—	—	—	—

(1) Unless otherwise indicated, all unvested options granted to named executive officers vest and become exercisable over a four-year period as follows: 12.5% six months after the grant date and 2.0833% each month thereafter until fully vested.

(2) This option vests 25% on the first anniversary of the grant date and then 2.0833% per month thereafter.

(3) This option vests 1/48th per month after August 15, 2007.

(4) This option vests 2.0833% per month until fully vested.

(5) Mr. Avery resigned as Atmel's Vice President Finance and Chief Financial Officer in July 2008. As part of his separation agreement, he was granted an extension to exercise his then-vested options for up to six (6) months from the date of his termination.

(6) These restricted stock units vest 25% on August 7, 2007 and then 6.25% per quarter thereafter.

(7) Market value of unvested restricted stock units based on the last reported sales price of our common stock on the NASDAQ Global Select Market of $3.13 per share on December 31, 2008.

(8) Reflects share amounts that named executive officers may receive under performance restricted stock units granted during fiscal 2008, depending on performance against the metrics described in further detail in the "Compensation Discussion and Analysis — Long-Term Incentive Compensation" section above. The amounts that may be received range from zero (if a minimum level for financial performance is not achieved) to twenty-five percent (25%) of the maximum amount (if a minimum level for financial performance is achieved) to 100% of the maximum amount (if a maximum level for financial performance is achieved), with increasing amounts of performance between the minimum level and maximum level for financial performance resulting in increased shares received. The actual payout, if any, will be determined by the Compensation Committee.

(9) Pursuant to SEC regulations, the payout value reported in this column reflects the market value of the minimum number of shares that would potentially be awarded upon the achievement of performance goals, based on the last reported sales price of our common stock on the NASDAQ Global Select Market of $3.13 per share on December 31, 2008. These amounts do not correspond to the actual value that will be recognized by the named executive officers, if any.

(10) This option vests as to 25% of the shares on August 7, 2007 and the remaining shares vest monthly thereafter, such that 100% of the shares subject to the option will be fully vested on August 7, 2010.

(11) Unless otherwise indicated, all restricted stock units granted to named executive officers vest 25% annually over the first four (4) anniversaries of the date of grant.

(12) These restricted stock units vest 25% on each of August 15, 2008, 2009, 2010 and 2011.

Option Exercises and Stock Vested at 2008 Fiscal Year End

The following table provides information with respect to option exercises and stock vested during fiscal year 2008 for each named executive officer:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
Steven Laub	—	—	375,000	$1,530,625
Stephen Cumming	—	—	—	—
Walt Lifsey	—	—	—	—
Tsung-Ching Wu	—	—	—	—
Rod Erin	1,980	$ 2,565	—	—
Robert Avery	175,509	$294,152	—	—

(1) Market value of underlying securities on date of exercise, minus the exercise price.

(2) Market value of shares on date of vesting based on the last reported sales price of our common stock on the NASDAQ Global Select Market on the dates of vesting.

Potential Payments Upon Termination or Change of Control

2005 Stock Plan

Pursuant to the terms of the Company's 2005 Stock Plan, in the event of a merger of the Company into another corporation or the sale of substantially all of the assets of the Company, each outstanding award shall be assumed, or an equivalent option or right substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the award, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares that would not otherwise be vested or exercisable. All restrictions on restricted stock will lapse, and, all performance goals or other vesting criteria will be deemed achieved at target level, with respect to restricted stock units.

The following table sets forth the estimated benefit to the named executive officers in the event the successor corporation refuses to assume or substitute for the named executive officer's outstanding equity awards, assuming the date of the triggering event is December 31, 2008.

Name	Estimated Benefits ($)(1)
Steven Laub	7,253,775
Stephen Cumming	680,775
Walt Lifsey	1,439,800
Tsung-Ching Wu	1,252,000
Rod Erin	1,024,104
Robert Avery	—

(1) Based on the aggregate market value of unvested option grants and restricted stock units and assuming that the triggering event took place on the last business day of fiscal 2008 (December 31, 2008), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($3.13). Aggregate market value for options is computed by multiplying (i) the difference between $3.13 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2008. Aggregate market value for restricted stock units is computed by multiplying (i) $3.13 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2008. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Employment Agreement with Steven Laub and Performance Share Award

In connection with Mr. Laub's appointment in August 2006 as President and Chief Executive Officer of the Company, Mr. Laub entered into an employment agreement with the Company dated as of August 7, 2006, as amended on March 13, 2007. On December 30, 2008, Mr. Laub entered into an amended and restated employment agreement with the Company (the "Employment Agreement"). The Employment Agreement provides for certain payments and benefits to be provided to Mr. Laub (subject to Mr. Laub's compliance with certain covenants, including a covenant not to compete with Atmel for a prescribed period) in the event that he is terminated without "cause" or that he resigns for "good reason," including in connection with a "change of control," as each such term is defined in the Employment Agreement.

In the event Mr. Laub's employment terminates due to death or disability, then there will be 12 months of accelerated vesting with respect to his outstanding unexpired and unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on August 15, 2008, which instead will be subject to the terms of such grant).

If Mr. Laub is terminated without cause or resigns for good reason and such termination or resignation is not in connection with a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 61st day following termination of employment equal to (A) his base salary for 24 months and (B) the current year's target annual incentive pro-rated to the date of termination; (ii) 12 months of accelerated vesting with respect to his outstanding unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on August 15, 2008, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting in connection with certain terminations of employment); and (iii) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to 18 months, payable when such premiums are due.

If Mr. Laub is terminated without cause or resigns for good reason within three months prior to or 12 months following a change of control, then Mr. Laub will receive: (i) a lump sum payment on the 96th day following termination of employment equal to (A) his base salary for 24 months and (B) 100% of his target annual incentive; (ii) the current year's target annual incentive pro-rated to the date of termination; (iii) accelerated vesting with respect to 100% of his then outstanding unvested equity awards (other than the award of performance-based restricted stock units granted to Mr. Laub on August 15, 2008, which instead will be subject to the terms of such grant, including without limitation the provisions regarding vesting following a change of control); (iv) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel's health plans for up to 18 months, payable when such premiums are due; and (v) and transitional outplacement benefits in accordance with the policies and guidelines of the Company as in effect immediately prior to the change of control. If a change of control occurs on account of a change in a majority of the Company's Board and, within 12 months following such change of control, another change of control occurs (on account of a reason other than a change in a majority of the Company's Board), then a termination of Mr. Laub's employment also will be considered to be in connection with a change of control if Mr. Laub's employment is terminated within 12 months following such subsequent change of control.

Pursuant to the terms of Mr. Laub's performance share award, in the event Mr. Laub is terminated without cause or resigns for good reason and such termination or resignation is not in connection with a change of control, or if Mr. Laub's employment terminates due to death or disability, Mr. Laub may receive accelerated vesting of his unvested performance shares as determined in accordance with the terms and conditions of the award. In addition, if a change of control occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and the vesting of the performance shares subject to the performance share award agreement will convert to a time-based vesting schedule. The number of performance shares in which Mr. Laub will be entitled to vest in accordance with the time-based vesting schedule will equal fifty percent (50%) of the maximum number of performance shares subject to the performance share award, less the number of any previously vested performance shares. In the event that Mr. Laub is terminated without cause or resigns for good reason within three (3) months before or twelve (12) months following a change of control, then all unvested performance shares that were converted to a time-based vesting schedule will fully vest. If a change of control occurs on account of a change in a majority of the Company's Board and, within 12 months following such change of control, another change of control occurs (on account of a reason other than a change in a majority of the Company's Board), then a termination of Mr. Laub's employment also will be considered to be in connection with a change of control if Mr. Laub's employment is terminated within 12 months following such subsequent change of control.

The following table provides information concerning the estimated payments and benefits that would be provided to Mr. Laub in the circumstances described above, assuming a termination date of December 31, 2008.

	Estimated Payments and Benefits(1)		
	Termination Without Cause or Resignation For Good Reason		
Type of Benefit	Not in Connection with a Change of Control ($)	In Connection with a Change of Control ($)	Death or Disability ($)
Salary	1,510,000	1,510,000	—
Annual Incentive Bonuses	943,750	1,887,500	—
Employment Agreement Vesting Acceleration(2)	1,510,225	3,889,025	1,510,225
Performance Share Vesting Acceleration(3)	—	3,364,750	—
Reimbursement for Premiums Paid for Continued Health Benefits(4)	23,979	23,979	—
Total Termination Benefits:	3,987,954	10,675,254	1,510,225

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2008 (December 31, 2008), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($3.13). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a

triggering event would produce the same or similar results as those estimated if such an event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The Employment Agreement provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to Mr. Laub on an after-tax basis. Assuming a termination date of December 31, 2008, the Company believes that Mr. Laub would receive the full termination benefits set forth in his Employment Agreement.

(2) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market value for such stock options is computed by multiplying (i) the difference between $3.13 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2008. Aggregate market value for such restricted stock units is computed by multiplying (i) $3.13 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2008.

(3) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $3.13 by (ii) the number of shares underlying such restricted stock units at December 31, 2008.

(4) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2008.

Change of Control Severance Plan/Performance Share Award Agreements

In August 2008, the Compensation Committee of the Board authorized Atmel to adopt a change of control severance plan (the "COC Plan") in which the Company's executive officers (other than the Company's Chief Executive Officer) will be eligible to participate, provided that each individual executes a participation agreement, waives his or her right to any severance provided under any other agreement or plan, and agrees to an amendment to any existing employment or other agreement pursuant to which such individual is entitled to severance benefits.

In accordance with the COC Plan, the named executive officers other than Mr. Laub (each, an "Eligible Participant") will be entitled to receive the following severance benefits, contingent on such individual signing and not revoking a separation agreement and release of claims in favor of the Company and not soliciting any employee of the Company for a period of twelve (12) months:

- In the event of a termination of employment without cause or due to death or disability that does not occur within a "change of control determination period", an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination; and
  - Twelve (12) months Company-paid COBRA coverage.
- In the event of a termination of employment without cause, a resignation for good reason or a termination of employment due to death or disability, in each case within a "change of control determination period", an Eligible Participant will be entitled to receive:
  - A lump sum payment in cash equal to one hundred percent (100%) of the employee's annual base salary, as in effect at the time of termination;
  - A lump sum payment in cash equal to the employee's target incentive compensation for the year of termination, pro-rated to the date of termination;
  - One hundred percent (100%) vesting acceleration of equity awards outstanding on the later of the date of termination or the change of control, other than performance-based restricted stock unit awards or other awards that vest based on achievement of performance goals;

- Twelve (12) months Company-paid COBRA coverage; and
- Transitional outplacement benefits in accordance with the policies and guidelines of the Company as in effect immediately prior to the change of control.

Under the COC Plan, "change of control determination period" means the time period beginning three months before a change of control (as defined in the COC Plan) and ending 12 months following a change of control. However, if a change of control occurs on account of a change in a majority of the Company's Board and, within 12 months following such change of control, another change of control occurs (on account of a reason other than a change in a majority of the Company's Board), then the change of control determination period will include the time period beginning on the date of the subsequent change of control and ending on the date that is 12 months following such subsequent change of control.

In fiscal 2008, the Compensation Committee of the Board approved the issuance of performance shares to the Company's executive officers. If a change of control occurs during the performance period, the performance period will be deemed to end immediately prior to the change of control and the vesting of the performance shares subject to the performance share awards will convert to a time-based vesting schedule. The number of performance shares in which the executive officer will be entitled to vest in accordance with the time-based vesting schedule will equal fifty percent (50%) of the maximum number of performance shares subject to the performance share award, less the number of any previously vested performance shares. In the event that the executive incurs a termination of service within three (3) months before or twelve (12) months following a change of control either (i) by Atmel for any reason other than for "cause" (as such term is defined in the performance share awards), or (ii) by the recipient for "good reason" (as such term is defined in the performance share awards), then the unvested performance shares that were converted to a time-based vesting schedule will fully vest. If a change of control occurs on account of a change in a majority of the Company's Board and, within 12 months following such change of control, another change of control occurs (on account of a reason other than a change in a majority of the Company's Board), then a termination of the executive officer's employment also will be considered to be in connection with a change of control if the executive officer's employment is terminated within 12 months following such subsequent change of control.

Mr. Avery retired before the adoption of the COC Plan and the issuance of performance shares. In connection with his retirement, Mr. Avery received a pro-rated annual incentive bonus in the amount of $128,232 and a six-month period in which to exercise stock options that were outstanding on the date of his termination of employment (to the extent exercisable on such date).

The following table provides information concerning the estimated payments and benefits that would be provided to the following named executive officers in the circumstances described above, assuming a termination date of December 31, 2008.

		Estimated Payments and Benefits(1)		
		Involuntary Termination Other Than For Cause		Voluntary Termination for Good Reason
Name	Type of Benefit	Not in Connection With a Change of Control ($)	In Connection With a Change of Control ($)	In Connection With a Change of Control ($)
Stephen Cumming	Salary	345,000	345,000	345,000
	Annual Incentive Bonus	241,500	241,500	241,500
	COC Plan Vesting Acceleration(2)	—	93,900	93,900
	Performance Share Vesting Acceleration(3)	—	586,875	586,875
	Continued Coverage of Employee Benefits(4)	15,986	15,985	15,986
	Total Termination Benefits:	602,486	1,283,261	1,283,261
Walter Lifsey.	Salary	500,000	500,000	500,000
	Annual Incentive Bonus	375,000	375,000	375,000
	COC Plan Vesting Acceleration(2)	—	657,300	657,300
	Performance Share Vesting Acceleration(3)	—	782,500	782,500
	Continued Coverage of Employee Benefits(4)	9,988	9,988	9,988
	Total Termination Benefits:	884,988	2,324,788	2,324,788

Name	Type of Benefit	Estimated Payments and Benefits(1)		
		Involuntary Termination Other Than For Cause		Voluntary Termination for Good Reason
		Not in Connection With a Change of Control ($)	In Connection With a Change of Control ($)	In Connection With a Change of Control ($)
Tsung-Ching Wu	Salary	509,200	509,200	509,200
	Annual Incentive Bonus	381,900	381,900	381,900
	COC Plan Vesting Acceleration(2)	—	469,500	469,500
	Performance Share Vesting Acceleration(3)	—	782,500	782,500
	Continued Coverage of Employee Benefits(4)	15,986	15,986	15,986
	Total Termination Benefits:	907,086	2,159,086	2,159,086
Rod Erin	Salary	350,000	350,000	350,000
	Annual Incentive Bonus	210,000	210,000	210,000
	COC Plan Vesting Acceleration(2)	—	437,229	437,229
	Performance Share Vesting Acceleration(3)	—	586,875	586,875
	Continued Coverage of Employee Benefits(4)	9,988	9,988	9,988
	Total Termination Benefits:	569,988	1,594,092	1,594,092

(1) Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2008 (December 31, 2008), and the price per share of Atmel's common stock is the closing price on the NASDAQ Global Select Market as of that date ($3.13). The payments and benefits shown in connection with a change of control are estimated assuming that the executive does not use transitional outplacement benefits; amounts for any such benefits actually paid are not expected to be significant. There can be no assurance that a triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. The COC Plan provides that termination benefits will be either delivered in full or to such lesser extent as would result in no portion of such termination benefits being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of termination benefits to the executive on an after-tax basis.

(2) Reflects the aggregate market value of unvested option grants and restricted stock units (other than performance-based restricted stock units) that would become vested under the circumstances. Aggregate market value for such stock options is computed by multiplying (i) the difference between $3.13 and the exercise price of the option, by (ii) the number of shares underlying unvested options at December 31, 2008. Aggregate market value for such restricted stock units is computed by multiplying (i) $3.13 by (ii) the number of shares underlying unvested restricted stock units at December 31, 2008.

(3) Reflects the aggregate market value of performance-based restricted stock units that would become vested under the circumstances. Aggregate market value for performance-based restricted stock units is computed by multiplying (i) $3.13 by (ii) the number of shares underlying such restricted stock units at December 31, 2008.

(4) Assumes continued coverage of health coverage benefits at the same level of coverage provided for fiscal 2008.

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2008. Mr. Laub and Mr. Wu, who are our employees, do not receive additional compensation for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)(3)	Total ($)
Current directors:				
Charles Carinalli	66,750	13,142	14,846	94,738
Papken Der Torossian	77,750	22,419	71,096	171,265
Dr. Edward Ross	49,500	13,656	11,999	75,155
Jack L. Saltich	96,500	22,419	71,096	190,015
David Sugishita	146,813	11,380	63,843	222,036
Former directors(4):				
Pierre Fougere	—	84,501	(63,502)	20,999
Dr. Chaiho Kim	39,500	—	10,967	50,467
T. Peter Thomas	33,750	—	10,997	44,747

(1) Amounts shown do not reflect compensation actually received by the director. Instead the dollar value of these awards is the compensation cost associated with options or restricted stock units vesting during fiscal 2008 that were recognized for financial statement reporting purposes in accordance with the provisions of SFAS No. 123R, but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. See footnotes (1)(a) and (1)(b) to "Summary Compensation Table" for a description of the assumptions used in the valuation of these awards under SFAS No. 123R. Negative numbers reflect reversal of SFAS No. 123R compensation costs related to actual forfeitures upon termination of service.

(2) In fiscal 2008, Messrs. Der Torossian, Saltich and Sugishita each received the following option to purchase shares of our common stock, which vest and become exercisable over one year:

Grant Date	Number of Shares	Exercise Price Per Share ($)	Grant Date Fair Value ($)
5/15/2008	22,500	$4.37	$51,259

Upon election to the Board in fiscal 2008, Mr. Carinalli and Dr. Ross received options to purchase shares of our common stock as follows:

Name	Grant Date	Number of Shares	Exercise Price Per Share ($)	Grant Date Fair Value ($)
Charles Carinalli	2/15/2008	40,000	$3.32	$67,866
Dr. Edward Ross	4/15/2008	40,000	$3.24	$67,758

In fiscal 2008, Messrs. Der Torossian, Saltich and Sugishita each received the following restricted stock unit award, which vests annually over three years:

Grant Date	Number of Shares	Grant Date Fair Value ($)
5/15/2008	12,500	$54,625

Following their election to the Board in fiscal 2008, Mr. Carinalli and Dr. Ross each received the following restricted stock unit award, which each vest annually over four years:

Name	Grant Date	Number of Shares	Grant Date Fair Value ($)
Charles Carinalli	2/15/2008	20,000	$66,400
Dr. Edward Ross	5/15/2008	20,000	$87,400

(3) As of December 31, 2008, the aggregate number of shares underlying options and restricted stock units outstanding for each of our non-employee directors was as follows:

Name	Aggregate Number of Shares Underlying Options	Aggregate Number of Shares Underlying RSUs
Charles Carinalli	40,000	20,000
Papken Der Torossian	72,500	23,525
Dr. Edward Ross	40,000	20,000
Jack L. Saltich	72,500	23,525
David Sugishita	132,500	12,500

(4) Pierre Fougere resigned as a director of Atmel effective February 15, 2008. Dr. Kim and Mr. Thomas did not stand for re-election at the Company's 2008 annual meeting of stockholders.

Standard Director Compensation Arrangements

Cash Compensation

During fiscal 2008, each non-employee director received a cash retainer of $50,000 per year (pro-rated for directors that do not serve the entire year), paid in installments, for service on the Board and its committees. The non-executive chairman of the Board received a cash retainer of $25,000 per year. In addition, each non-employee director received $1,000 for each Board meeting attended, and $1,000 for each committee meeting attended for each committee on which the non-employee director served. Also, non-employee directors who serve as committee chairs received an annual retainer for such service in the amount of $17,500 for the chair of the Audit Committee and $10,000 for the chair of other Board committees. Non-employee directors are reimbursed for their expenses in connection with their attendance at Board and committee meetings and their out-of-pocket business expenses associated with service on the Board and its committees.

In April 2009, the Board approved changes to cash compensation to be paid to non-employee directors as follows: (i) the annual cash retainer paid to directors for service on the Board was temporarily reduced by ten percent (10%), effective February 1, 2009; (ii) the initial term of the temporary retainer reduction is from February 1, 2009 to June 30, 2009, with reviews at the end of the first and second quarters of fiscal 2009 to determine if the temporary retainer reduction should be continued; (iii) upon termination of the temporary retainer reduction, the annual retainer of directors will return to the level in effect immediately prior to the implementation of the temporary retainer reduction; (iv) immediately prior to any change of control of the Company, the temporary retainer reduction will end and the annual retainer of directors will return to the level in effect immediately prior to the implementation of the temporary retainer reduction; and (v) immediately prior to any change of control of the Company, each director will become entitled to receive the cumulative amount of that director's annual retainer that was not paid because of the temporary retainer reduction.

Equity Compensation

Equity compensation is to be issued to directors as follows: Upon joining the Board, non-employee directors will receive (i) a nonstatutory stock option for the purchase of 40,000 shares of our common stock at an exercise price per share equal to the fair market value per share on that date, which will vest and become exercisable as to 12.5% of the shares on the 6 month anniversary of the pricing date and as to 1/48 each month thereafter until the 4th anniversary of the pricing date and (ii) 20,000 restricted stock units that will vest annually over 4 years from the effective date. Also, each year upon their re-election as directors of the Company at our annual meeting of stockholders and pursuant to Atmel's equity compensation granting policy, non-employee directors are awarded (i) a nonstatutory stock option for the purchase of 22,500 shares of our common stock which will vest and become exercisable monthly over one year from the effective date and (ii) 12,500 restricted stock units that will vest annually over 3 years from the effective date. For a description of Atmel's equity compensation granting policy, please see the section entitled "Long-Term Incentive Compensation" in the Compensation Discussion and Analysis included in this Proxy Statement.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted to employees and directors, as well as the number of securities remaining available for future issuance, under Atmel's equity compensation plans as of December 31, 2008 (share amounts in thousands).

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a) (#)
Equity compensation plans approved by security holders	51,685(1)(2)	$5.54(3)	37,076(4)
Equity compensation plans not approved by security holders	—	—	—
Total	51,685	$5.54	37,076

(1) Includes options to purchase shares outstanding under the 2005 Stock Plan.

(2) Includes 20,422 restricted stock units granted under our 2005 Stock Plan that had not vested as of such date.

(3) This weighted-average exercise price does not include outstanding restricted stock units.

(4) Consists of 30,186 shares available for future issuance under our 2005 Stock Plan (for options, restricted stock units and performance-based restricted stock units) and 6,890 shares available for future issuance under our 1991 Employee Stock Purchase Plan. Pursuant to our 2005 Stock Plan, each share subject to restricted stock, restricted stock units (including performance shares) and stock purchase rights granted on or after May 14, 2008 is counted as one-and-78/100 (1.78) shares against the shares available for grant under the 2005 Plan.

SECURITY OWNERSHIP

The following table sets forth certain information with respect to beneficial ownership of our common stock as of March 15, 2009 by (i) each person known by us to be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the executive officers named in the Summary Compensation Table, (iii) each director and nominee for director, and (iv) all directors, nominees for director and executive officers as a group. The information on beneficial ownership in the table and the footnotes hereto is based upon our records and the most recent Schedule 13D or 13G filed by each such person or entity and information supplied to us by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting our principal executive offices.

Beneficial Owner(1)	Common Stock Beneficially Owned(2)	Approximate Percent Beneficially Owned(2)
Janus Capital Management LLC(3)	47,346,549	10.5%
The Guardian Life Insurance Company of America(4)	29,223,011	6.5%
FMR LLC(5)	25,740,091	5.7%
Barclays Global Investors, NA(6)	23,682,103	5.3%
Steven Laub(7)	2,724,317	*
Tsung-Ching Wu(8)	8,463,584	1.9%
Walt Lifsey(9)	454,035	*
Rod Erin(10)	355,311	*
David Sugishita(11)	125,417	*
Charles Carinalli(12)	16,667	*
Dr. Edward Ross(13)	10,000	*
Papken Der Torossian(14)	77,175	*
Jack L. Saltich(15)	46,175	*
Robert Avery	0	*
All directors and executive officers as a group (13 persons)(16)	12,945,464	2.9%

* Less than one percent of the outstanding common stock

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2) Based on 450,231,771 shares outstanding on March 15, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Atmel common stock subject to options held by that person that will be exercisable within 60 days after March 15, 2009, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 47,033,019 shares of which Janus Capital Management LLC has sole voting and dispositive power and 313,530 shares of which Janus Capital Management LLC has shared voting and dispositive power. Based on a Schedule 13G filed with the SEC on February 10, 2009. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.

(4) Includes 29,223,011 shares of which the The Guardian Life Insurance Company of America and its affiliates have shared voting and dispositive power. Based on a Schedule 13G, Amendment No. 1, filed with the SEC on February 10, 2009 by The Guardian Life Insurance Company of America, Guardian Investors Services LLC and RS Investment Management Co. LLC. The address of The Guardian Life Insurance Company of America is 7 Hanover Square, H-26-E, New York, New York 10004.

(5) Includes 25,740,091 shares as to which FMR LLC has sole power to dispose or direct the disposition. Based on a Schedule 13G, Amendment No. 4 filed with the SEC on February 17, 2009. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(6) Includes 23,682,103 shares of which Barclays Global Investors, NA and its affiliates have sole voting power and 14,322,121 shares of which Barclays Global Investors, NA has sole dispositive power. Based on a Schedule 13G filed with the SEC on February 10, 2009 by Barclays Global Investors, NA. The address of Barclays Global Investors, NA is 400 Howard Street, San Francisco, California 94105.

(7) Includes 720,568 shares owned directly. Also includes 1,941,249 shares issuable under stock options and 62,500 shares issuable under restricted stock units exercisable/vested within 60 days after March 15, 2009.

(8) Includes 7,536,119 shares owned directly, and 257,170 shares held in trust for Mr. Wu's children, of which Mr. Wu and his wife are trustees. Also includes 670,295 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(9) Includes 46,744 shares owned directly. Also includes 407,291 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(10) Includes 79,832 shares owned directly. Also includes 275,479 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(11) Includes 125,417 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(12) Includes 5,000 shares owned directly. Also includes 11,667 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(13) Includes 10,000 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(14) Includes 28,675 shares held in trust, of which Mr. Der Torossian and his wife are the trustees; and 6,000 shares held by Mr. Der Torossian's IRA. Also includes 42,500 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(15) Includes 3,675 shares owned directly. Also includes 42,500 shares issuable under stock options exercisable within 60 days after March 15, 2009.

(16) Includes 4,206,399 shares issuable under stock options and/or restricted stock units exercisable/vested within 60 days after March 15, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with the charter for the Audit Committee, our Audit Committee reviews and approves in advance in writing any proposed related person transactions. The most significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in writing in advance by our Board. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

There were no reportable related party transactions since the beginning of fiscal 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such officers, directors and 10% stockholders are also required by the SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of such forms received, or written representations from certain reporting persons that no filings were required for such persons, we believe that, during the year ended December 31, 2008, all Section 16(a) filing requirements applicable to our executive officers and directors were complied with except as follows: Atmel filed two late Form 4s for Mr. Laub, each reporting the shares withheld for taxes upon the vesting of restricted stock units; one late Form 4 was filed for Mr. Erin reporting two exercises of stock options; and a Form 3 and a Form 4 were filed late for Mr. Vaylet, with the Form 4 reporting a grant of performance shares.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Atmel specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility for general oversight of the integrity of Atmel's financial statements, Atmel's compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent registered public accounting firm, and Atmel's internal accounting and financial controls. This purpose is more fully described in the charter of the Audit Committee which can be accessed on our web site at www.atmel.com/ir/governance.asp.

Our Audit Committee has (1) reviewed and discussed the audited financial statements with management and with PricewaterhouseCoopers LLP, our independent registered public accounting firm, (2) discussed with management and with PricewaterhouseCoopers LLP the evaluation of Atmel's internal controls and the audit of the effectiveness of Atmel's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, (3) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board, and (4) received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP their independence.

Based on the review and discussions referred to in this report, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and filed with the Securities and Exchange Commission.

Respectfully submitted by the members of the Audit Committee of the Board of Directors.

David Sugishita (Chairman)
Charles Carinalli
Jack L. Saltich

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

THE BOARD OF DIRECTORS

Dated: April 27, 2009
San Jose, California

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Appendix A

ATMEL CORPORATION

2005 STOCK PLAN

(AS AMENDED AND RESTATED APRIL 8, 2009)

1. Background. The Plan permits the grant of Nonstatutory Stock Options, Incentive Stock Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

2. Purposes of the Plan. The purposes of this 2005 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business.

3. Definitions. As used herein, the following definitions shall apply:

(a) "**Administrator**" means the Board or any of its Committees as shall be administering the Plan, in accordance with Section 5 of the Plan.

(b) "**Affiliate**" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

(c) "**Applicable Laws**" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d) "**Annual Revenue**" means the Company's or a business unit's net sales for the Fiscal Year, determined in accordance with generally accepted accounting principles; provided, however, that prior to the Fiscal Year, the Committee shall determine whether any significant item(s) shall be excluded or included from the calculation of Annual Revenue with respect to one or more Participants.

(e) "**Award**" means, individually or collectively, a grant under the Plan of Options, Stock Purchase Rights, Stock Appreciation Rights, and Restricted Stock Units.

(f) "**Award Agreement**" means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(g) "**Board**" means the Board of Directors of the Company.

(h) "**Cash Flow from Operations**" means as to any Fiscal Year, the Company's cash generated from operating activities, or a business unit's cash generated from operating activities, determined in accordance with generally acceptable accounting principles.

(i) "**Code**" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(j) "**Committee**" means a committee of Directors appointed by the Board in accordance with Section 5 of the Plan.

(k) "**Common Stock**" means the common stock of the Company.

(l) "**Company**" means Atmel Corporation, a Delaware corporation.

(m) "**Consultant**" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(n) "**Director**" means a member of the Board, either as an Employee or an Outside Director.

(o) "**Disability**" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(p) "**Earnings Per Share**" means as to any Fiscal Year, the Company's Net Income or a business unit's Pro Forma Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding.

(q) "**Employee**" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(r) "**Exercise Price**" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

(s) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(t) "**Fair Market Value**" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable, or, if the day of determination is not a trading day, the average of the closing sales prices (or the closing bids, if no sales were reported) on the immediately following and preceding trading dates, in either case as reported by The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(u) "**Fiscal Year**" means the fiscal year of the Company.

(v) "**Grant Date**" means, with respect to an Award, the date that the Award was granted.

(w) "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) "**Net Income**" means as to any Fiscal Year, the income after taxes of the Company for the Fiscal Year determined in accordance with generally accepted accounting principles, provided that prior to the

Fiscal Year, the Committee shall determine whether any significant item(s) shall be included or excluded from the calculation of Net Income with respect to one or more Participants.

(y) "**Nonstatutory Stock Option**" means an Option not intended to qualify as an Incentive Stock Option.

(z) "**Notice of Grant**" means a written or electronic notice evidencing certain terms and conditions of an individual Award grant. The Notice of Grant is part of the Award Agreement.

(aa) "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb) "**Operating Profit**" means the Company's or a business unit's profit from operations but excluding any unusual items, determined in accordance with generally accepted accounting principles.

(cc) "**Option**" means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(dd) "**Optionee**" means the holder of an outstanding Option or Stock Purchase Right granted under the Plan.

(ee) "**Option Exchange Program**" means a program whereby outstanding Options are surrendered or cancelled in exchange for the right to receive options of the same type, of a different type and/or cash pursuant to such terms as the Administrator may determine.

(ff) "**Optioned Stock**" means the Common Stock subject to an Award.

(gg) "**Outside Director**" means a Director who is not an Employee.

(hh) "**Parent**" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ii) "**Participant**" means the holder of an outstanding Award, which shall include an Optionee.

(jj) "**Performance Goals**" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) Annual Revenue, (b) Operating Profit, (c) Cash Flow from Operations, (d) Net Income, (e) Pro Forma Net Income, (f) Earnings Per Share, and (g) Return on Sales. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be (i) measured in absolute terms, (ii) measured in relative terms (including, but not limited to compared to another company or companies), (iii) measured against the performance of the Company as a whole or a segment of the Company and/or (iv) measured on a pre-tax or post-tax basis (if applicable).

(kk) "**Plan**" means this 2005 Stock Plan, as amended.

(ll) "**Pro Forma Net Income**" means as to any business unit for any Fiscal Year, the Controllable Profits of such business unit, minus allocations of designated corporate expenses.

(mm) "**Reload Option**" means an Option that automatically is granted if a Participant pays the exercise price of an Option by tendering Shares.

(nn) "**Restricted Stock**" means shares of Common Stock acquired pursuant to a grant of Stock Purchase Rights under Section 12 of the Plan.

(oo) "**Restricted Stock Purchase Agreement**" means a written agreement between the Company and the Optionee evidencing the terms and restrictions applying to stock purchased under a Stock Purchase Right. The Restricted Stock Purchase Agreement is subject to the terms and conditions of the Plan and the Notice of Grant.

(pp) "**Restricted Stock Unit**" means an Award granted to a Participant pursuant to Section 14.

(qq) "**Retirement**" means, in the case of an Employee or Director: (a) a Termination of Service occurring on or after age sixty-five (65), or (b) a Termination of Service occurring on or after age sixty (60) with at least ten (10) Years of Service. With respect to a Consultant, no Termination of Service shall be deemed to be on account of "Retirement."

(rr) "**Return on Sales**" means as to any Fiscal Year, the percentage equal to the Company's Net Income or the business unit's Pro Forma Net Income, divided by the Company's or the business unit's Annual Revenue, as applicable.

(ss) "**Rule 16b-3**" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(tt) "**Section 16(b)**" means Section 16(b) of the Exchange Act.

(uu) "**Section 409A**" means Section 409A of the Code and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time.

(vv) "**Service Provider**" means an Employee, Director or Consultant.

(ww) "**Share**" means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

(xx) "**Stock Appreciation Right**" or "**SAR**" means an Award, granted alone or in connection with a related Option (either affiliated or tandem) that pursuant to Section 13 is designated as an SAR.

(yy) "**Stock Purchase Right**" means the right to purchase Common Stock pursuant to Section 12 of the Plan, as evidenced by a Notice of Grant.

(zz) "**Subsidiary**" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

(aaa) "**Termination of Service**" means (a) in the case of an Employee, a cessation of the employee-employer relationship between the Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous re-employment or engagement as a consultant by the Company or an Affiliate; (b) in the case of a Consultant, a cessation of the service relationship between the Consultant and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous employment as an Employee or re-engagement of the Consultant by the Company or an Affiliate; and (c) in the case of a Director, a cessation of the Director's service on the Board for any reason, including, but not by way of limitation, a termination by resignation, death, Disability, Retirement or non-reelection to the Board, but excluding any such termination where there is a simultaneous employment as an Employee or engagement as a Consultant by the Company or an Affiliate.

4. Stock Subject to the Plan.

(a) Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 114,000,000 Shares.[1] The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); provided, however, that Shares that have actually been issued under the Plan, whether upon exercise of an Option or Right, shall not be

[1] Includes 58,000,000 Shares approved by the Company's stockholders on May 14, 2008.

returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan.

(b) Full Value Awards. Any Shares subject to Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 will be counted against the numerical limits of this Section 4 as one and 78/100 (1.78) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, and Stock Purchase Rights granted on or after May 14, 2008 are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to this Section 4, one and 78/100 (1.78) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

5. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. The Plan may be administered by different Committees with respect to different groups of Service Providers.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code. For purposes of qualifying grants of Awards as "performance-based compensation" under Section 162(m) of the Code, the Committee, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Committee on or before the latest date permissible to enable the Awards to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Awards that are intended to qualify under Section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Awards under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan shall be administered by (A) the Board or (B) a Committee, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(viii) to determine the form and manner in which Participants may designate beneficiaries of Awards in the event of the Participant's death, including determining the Participants or classes of Participants who may designate beneficiaries with respect to any Award or type of Award;

(ix) to modify or amend each Award (subject to Section 18(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options longer than is otherwise provided for in the Plan;

(x) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Award that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by an Optionee to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xii) to commence a Section 409A Exchange Offer in connection with each Option that had a per share exercise price that was less than the fair market value of a share of the Company's common stock, as determined for purposes of Section 409A, on the Option's grant date and that was unvested, in whole or in part, as of December 31, 2004 (notwithstanding Section 18(b) of the Plan), as described by Section 23 of the Plan;

(xiii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Additional Power of Administrator Requiring Stockholder Approval. The Administrator shall have authority to take the following actions, but only if not otherwise prohibited by the provisions of the Plan and only if approval by the Company's stockholders is obtained:

(i) reduce the exercise price of any Award to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Award shall have declined since the date the Award was granted; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval;

(ii) institute an Option Exchange Program to allow for the cancellation of an outstanding Option followed by its immediate replacement with a new Option with a lower exercise price, or with a different type of Award, cash or a combination thereof; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval; and

(iii) institute any other program that would constitute a revaluation or repricing of Options; provided, however, that the Administrator shall have the power to make adjustments in the exercise price of any Award pursuant to Section 16 without the necessity of obtaining stockholder approval.

(d) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Optionees and any other holders of Options or Stock Purchase Rights.

6. Eligibility. Nonstatutory Stock Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

7. Limitations.

(a) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 7(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) Neither the Plan nor any Award shall confer upon an Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall they interfere in any way with the Optionee's right or the Company's right to terminate such relationship at any time, with or without cause.

(c) The following limitations shall apply to grants of Options, Stock Purchase Rights, Stock Appreciation Rights and Restricted Stock Units:

(i) No Service Provider shall be granted, in any fiscal year of the Company, Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase more than 5,000,000 Shares.

(ii) In connection with his or her initial service, a Service Provider may be granted Options, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units to purchase up to an additional 5,000,000 Shares which shall not count against the limit set forth in subsection (i) above.

(iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 16.

(iv) If an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 16), the cancelled Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units will be counted against the limits set forth in subsections (i) and (ii) above. For this purpose, if the exercise price of an Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Unit is reduced, the transaction will be treated as a cancellation of the Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units and the grant of a new Option, Stock Purchase Rights, Stock Appreciation Rights or Restricted Stock Units.

8. Term of Plan. Subject to Section 22 of the Plan, the Plan shall become effective upon adoption by the Board and obtaining stockholder approval. The Plan amends and restates the previous 1996 Stock Plan. It shall continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

9. Term of Option. The term of each Option shall be stated in the Award Agreement; however, the term of an Option granted on or after April 9, 2008 shall be no longer than ten (10) years from the Grant Date or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the Grant Date or such shorter term as may be provided in the Award Agreement.

10. Option Exercise Price and Consideration.

(a) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the

Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the Grant Date.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(ii) In the case of a Nonstatutory Stock Option granted on or after April 9, 2008, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the per Share exercise price shall be no less than 100% of the Fair Market Value per share on the Grant Date . In the case of a Nonstatutory Stock Option intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the Grant Date pursuant to a merger or other corporate transaction.

(b) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions which must be satisfied before the Option may be exercised.

(c) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares, which in the case of Shares acquired directly or indirectly from the Company, (A) have been vested and owned by the Optionee for more than six months on the date of surrender, and (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(v) a reduction in the amount of any Company liability to the Optionee, including any liability attributable to the Optionee's participation in any Company-sponsored deferred compensation program or arrangement;

(vi) any combination of the foregoing methods of payment; or

(vii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

11. Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Except for options granted prior to October 11, 1996, or unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award

Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, other than upon the Optionee's death or Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised following the Optionee's death within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Optionee in a form and manner acceptable to the Administrator, then such Option may be exercised by the personal representative of the Optionee's estate or in the event no administration of the Optionee's estate is required, then by the successor-in-interest to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution, as the case may be. In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's death. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

12. Stock Purchase Rights.

(a) Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing or electronically, by means of a Notice of Grant, of the terms, conditions and restrictions related to the offer, including the number of Shares that the offeree shall be entitled to purchase, the price to be paid, and the time within which the offeree must accept such offer. The offer shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b) Number of Shares. The Administrator shall have complete discretion to determine the number of Stock Purchase Rights granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted Stock Purchase Rights covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Repurchase Option. Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

(d) Other Provisions. The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.

(e) Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a shareholder, and shall be a shareholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 16 of the Plan.

(f) Death of Participant.

(i) Exercise of Stock Purchase Right. If a Participant dies while a Service Provider, the Stock Purchase Right may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent the Stock Purchase Right is vested on the date of death (but in no event later than the expiration date set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such Stock Purchase Right may be exercised by the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then by the successor-in-interest to whom the Stock Purchase Right is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be. If, at the time of death, the Participant is not vested as to his or her entire Stock Purchase Right, the Shares covered by the unvested portion of the Stock Purchase Right shall immediately revert to the Plan. If the Stock Purchase Right is not so exercised within the time as specified in the Award Agreement, the Stock Purchase Right shall terminate, and the Shares covered by such Stock Purchase Right shall revert to the Plan.

(ii) Release from Escrow. If a Participant dies while a Service Provider, any Shares subject to a Stock Purchase Right (A) that have been released from the Company's repurchase option or for which the Company's repurchase option expires or has expired unexercised, and (B) that are not yet released from escrow, shall be issued, and certificates evidencing such released Shares shall be delivered, to the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form and manner acceptable to the Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such Shares shall be transferred to the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then to the successor-in-interest pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be.

13. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Employees and Consultants at any time and from time to time as shall be determined by the Administrator, in its sole discretion. The Administrator may grant affiliated SARs, freestanding SARs, tandem SARs, or any combination thereof.

(i) Number of Shares. The Administrator shall have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted SARs covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(ii) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, except as may be required by law to ensure favorable tax treatment in a non-U.S. jurisdiction, the exercise price of a freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date. The exercise price of tandem or affiliated SARs shall equal the Exercise Price of the related Option.

(b) Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. With respect to a tandem SAR granted in connection with an Incentive Stock Option: (a) the tandem SAR shall expire no later than the expiration of the underlying Incentive Stock Option; (b) the value of the payout with respect to the tandem SAR shall be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Incentive Stock Option and the Fair Market Value of the Shares subject to the underlying Incentive Stock Option at the time the tandem SAR is exercised; and (c) the tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Incentive Stock Option exceeds the Exercise Price of the Incentive Stock Option.

(c) Exercise of Affiliated SARs. An affiliated SAR shall be deemed to be exercised upon the exercise of the related Option. The deemed exercise of an affiliated SAR shall not necessitate a reduction in the number of Shares subject to the related Option.

(d) Exercise of Freestanding SARs. Freestanding SARs shall be exercisable on such terms and conditions as the Administrator, in its sole discretion, shall determine.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. An SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement; however, an SAR granted on or after April 9, 2008 shall expire no later than ten (10) years from the Grant Date. Notwithstanding the foregoing, the rules of Section 11 also shall apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. For purposes of Section 4 of the Plan, the reduction in Shares available for future issuance upon the grant of the SAR will be determined at the Grant Date based on the full number of Shares subject to the SAR. Upon settlement of the SAR, there will be no further reduction in Shares available for future issuance under Section 4 of the Plan. Upon the forfeiture of all or a portion of the SAR, the forfeited Shares shall be returned to the Shares available for future issuance under Section 4 of the Plan. For avoidance of doubt, upon settlement of an SAR, Shares will not be returned to the Shares available for future issuance under Section 4 of the Plan, notwithstanding the fact that if Shares are issued in settlement of an SAR they will be issued only based on the difference between the Fair Market Value of a Share on the date of exercise over the exercise price.

14. Restricted Stock Units.

(a) Grant of Restricted Stock Units. Restricted Stock Units may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion in determining the number of Restricted Stock Units granted to each Participant, provided that during any Fiscal Year, no Participant shall be granted Restricted Stock Units covering more than 5,000,000 Shares, unless in connection with his or her initial service as described in Section 7(c)(ii).

(c) Value of Restricted Stock Units. Each Restricted Stock Unit will have an initial value that is established by the Administrator on or before the Grant Date.

(d) Performance Goals and Other Terms. The Administrator will set Performance Goals or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Restricted Stock Units that will be paid out to the Service Providers. The time period during which the Performance Goals or other vesting provisions must be met will be called the "Performance Period." Each award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set Performance Goals based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(e) Duration of Performance Periods. The Administrator will set the length of time for a Performance Period, subject to the following limits:

(i) The Performance Period related to Restricted Stock Units with Performance Goals shall not be less than one (1) year; and

(ii) The Performance Period related to Restricted Stock Units with time-based vesting provisions shall not be less than three (3) years;

provided, however, that up to five percent (5%) of the shares currently authorized for grant under the Plan may be subject to Restricted Stock Units without such limits on the length of the Performance Period.

(f) Earning of Restricted Stock Units. After the applicable Performance Period has ended, the holder of Restricted Stock Units will be entitled to receive a payout of the number of Restricted Stock Units earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals or other vesting provisions have been achieved. After the grant of a Restricted Stock Units, the Administrator shall not reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit; provided, however, that the Administrator, in its sole discretion, may reduce or waive any Performance Goals or other vesting provisions for such Restricted Stock Unit in the event of a Participant's death, Disability, or Retirement, or in the event of the sale of substantially all of the assets of the Company, or a merger of the Company with or into another entity pursuant to which the stockholders of the Company before such transaction do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such transaction.

(g) Form and Timing of Payment of Restricted Stock Units. Payment of earned Restricted Stock Units will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Restricted Stock Units at the close of the applicable Performance Period) or in a combination thereof.

(h) Cancellation of Restricted Stock Units. On the date set forth in the Award Agreement, all unearned or unvested Restricted Stock Units will be forfeited to the Company, and again will be available for grant under the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, any earned Restricted Stock Units that have not yet been paid shall be paid to the Participant's designated beneficiary, provided such beneficiary has been designated prior to the Participant's death in a form and manner acceptable to the

Administrator, pursuant to Section 5(b)(viii). If no beneficiary has been designated by the Participant in a form and manner acceptable to the Administrator, then such earned Restricted Stock Units shall be paid to the personal representative of the Participant's estate or in the event no administration of the Participant's estate is required, then to the successor-in-interest pursuant to the Participant's will or in accordance with the laws of descent and distribution, as the case may be. If, at the time of death, the Participant holds any Restricted Stock Units that are not yet earned, the unearned Restricted Stock Units shall be forfeited to the Company, and again shall be available for grant under the Plan.

15. Non-Transferability of Awards. Unless determined otherwise by the Administrator and except as set forth in Sections 11(d), 12(f), 13(f) and 14(i), an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

16. Adjustments Upon Changes in Capitalization, Dissolution or Liquidation, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits in Sections 4, 7, 13 and 14 of the Plan, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award until ten (10) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Award shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action. Notwithstanding anything in this Section 16(b) to the contrary, for Awards granted on or after August 14, 2008, that may be considered "deferred compensation" within the meaning of Section 409A, the payment of any Awards that accelerate in accordance with this Section 16(b) nevertheless will be made at the same time or times as if such Awards had vested in accordance with the vesting provisions applicable to such Awards unless otherwise determined by the Administrator.

(c) Merger or Asset Sale. For Awards granted prior to August 14, 2008, in the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. For Awards granted on or after August 14, 2008, in the event of (i) a merger of the Company with or into another corporation, other than a merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its Parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its Parent outstanding immediately after such merger or (ii) the sale of substantially all of the assets of the Company, each outstanding Award shall be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Award (whether granted prior to, on or after August 14, 2008), the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be fully vested and exercisable for a period of 15 days from the date of such notice, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this paragraph, the Award shall be considered assumed if, following the merger or sale of assets, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash or a Restricted Stock Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, for each Share subject to such Award (or in the case of Restricted Stock Units, the number of implied shares determined by dividing the value of the Restricted Stock Units by the per Share consideration received by holders of Common Stock in the merger or sale of assets), to be solely common stock of the successor corporation or its Parent equal in fair market value to the per Share consideration received by holders of Common Stock in the merger or sale of assets.

Notwithstanding anything in this Section 16(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the successor corporation's corporate structure post-merger or post-sale of assets will not be deemed to invalidate an otherwise valid Award assumption.

17. Date of Grant. The Grant Date of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each Optionee within a reasonable time after the date of such grant.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws, and to adopt material Plan amendments, including:

(i) A material increase in benefits accrued to Participants under the Plan;

(ii) An increase in the number of shares that may be optioned or sold under the Plan;

(iii) A material modification (expansion or reduction) of the class of participants in the Plan; or

(iv) A provision permitting the Administrator to lapse or waive restrictions on Awards at its discretion.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company.

Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

23. Section 409A Exchange Offer. The Administrator, may in its sole discretion, offer to each Optionee who holds an Option with an original Grant Date Exercise Price that was less than the original Grant Date fair market value, as determined for purposes of Section 409A, (each a "Discount Option") one or more of the following choices with respect to the portion of such Discount Option that was unvested on December 31, 2004 (such portion is referred to as the "Eligible Discount Option"):

(a) If Optionee exercised any Eligible Discount Option (or portion thereof) in 2006, then Optionee may elect to amend the eligible portion of each Eligible Discount Option such that the Exercise Price of the Option will be increased to the fair market value, as determined for purposes of Section 409A, of a share of the Company's Common Stock on the Option's grant date.

(b) If Optionee was granted an Eligible Discount Option, but did not exercise any Eligible Discount Option in 2006, then Optionee may be given one or more of the following choices:

(i) Optionee may elect to amend each Eligible Discount Option to change the option expiration date identified in the original grant agreement to a date that is expected to constitute a fixed calendar year election for purposes of Section 409A (the Administrator will have the discretion to choose to allow Optionees to pick different calendar years for different portions of each Eligible Discount Option); and/or

(ii) Optionee may elect to amend the eligible portion of each Eligible Discount Option such that the Exercise Price of the Option will be increased to the fair market value, as determined for purposes of Section 409A, of a share of the Company's Common Stock on the Option's grant date.

24. Underwater Option Exchange Offer. The Administrator, in its sole discretion, may institute a one-time Option Exchange Program, commencing within 12 months following approval of such Option Exchange Program by the Company's stockholders, that permits each eligible Optionee who holds an Option with an Exercise Price per Share greater than the trailing 52-week high price of the Common Stock as of the commencement of the Option Exchange Program to elect to cancel such Option in exchange for a new Award issued under the Plan, as described in the proxy statement with respect to the Company's 2009 Annual Meeting of Stockholders.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 0-19032

ATMEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0051991**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

2325 Orchard Parkway, San Jose, California 95131
(Address of principal executive offices)

Registrant's telephone number, including area code:
(408) 441-0311

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
Preferred Share Right (currently attached to and trading with the Common Stock)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2008, the last business day of the Registrant's most recently completed second fiscal quarter, there were 446,172,154 shares of the Registrant's Common Stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on June 30, 2008) was approximately $1,524,266,211. Shares of Common Stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2009, Registrant had 448,956,573 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's 2009 Annual Meeting of Stockholders anticipated to be held on May 20, 2009 are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the registrant's fiscal year ended December 31, 2008.

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

FORWARD LOOKING STATEMENTS

You should read the following discussion in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statements and Supplementary Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for 2009, our expectations regarding the effects of exchange rates, our strategic plans, restructuring and other initiatives, and statements regarding our future prospects. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and in Item 1A — Risk Factors, and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

BUSINESS

General

We design, develop, manufacture and sell a wide range of semiconductor integrated circuit ("IC") products, including microcontrollers, advanced logic, mixed-signal, nonvolatile memory and radio frequency ("RF") components. Leveraging a broad intellectual property ("IP") portfolio, we supply our customers complete system solutions, with particular emphasis on solutions incorporating microcontrollers. These complex system-on-a-chip solutions are manufactured using our leading-edge process technologies, including complementary metal oxide semiconductor ("CMOS"), double-diffused metal oxide semiconductor ("DMOS"), logic, CMOS logic, bipolar, bipolar CMOS ("BiCMOS"), silicon germanium ("SiGe"), SiGe BiCMOS, analog, bipolar double diffused CMOS and radiation tolerant process technologies. We develop these process technologies ourselves to ensure they provide the maximum possible performance. In 2008, we fabricated approximately 93% of our products in our own wafer fabrication facilities, or "fabs." We believe our ICs enable our customers to rapidly introduce leading edge electronic products that are differentiated by higher performance, advanced security features, lower cost, smaller size, longer battery life and more memory. Our products are used primarily in the following markets: industrial, consumer electronics, automotive, wireless communications, computing, storage, security, military and aerospace.

We were originally incorporated in California in December 1984. In October 1999, we were reincorporated in Delaware. Our principal offices are located at 2325 Orchard Parkway, San Jose, California 95131, and our telephone number is (408) 441-0311. Our website is located at: www.atmel.com; however, the information in, or that can be accessed through, our website is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, through the "Investors" section of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Products

Our products consist primarily of microcontrollers, advanced logic, mixed-signal, nonvolatile memory, radio frequency and system-level integration semiconductor solutions.

Our business is organized into four operating segments (see Note 14 of Notes to Consolidated Financial Statements for further discussion). Each of our business units offer products that compete in one or more of the end markets described below under the caption "Principal Markets and Customers."

- *Microcontrollers* segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals. This segment also includes products with military and aerospace applications. In March 2008, we acquired Quantum Research Group Ltd. ("Quantum"), a supplier of capacitive sensing IP solutions. Results from the acquired operations are considered complementary to sales of microcontroller products and are included in this segment. Our Microcontroller segment comprised 33% of net revenues in the year ended December 31, 2008.

- *Nonvolatile Memories* segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface electrically erasable programmable read-only memory ("EEPROM") and erasable programmable read-only memory ("EPROM") devices. This segment also includes products with military and aerospace applications. Our Nonvolatile Memories segment comprised 22% of net revenues in the year ended December 31, 2008.

- *Radio Frequency ("RF") and Automotive* segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market. Our RF and Automotive segment comprised 16% of net revenues in the year ended December 31, 2008.

- *Application Specific Integrated Circuit ("ASIC")* segment includes customer and application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of specific applications. This segment also encompasses a range of products which provide security for digital data transactions, including smart cards for mobile phones, set top boxes, banking and national identity cards. We also develop application specific standard products ("ASSP") for high reliability space applications, power management and secure crypto memory products. As a further step in our transformational plan to focus on our core Microcontroller segment, we recently announced that we are pursuing strategic alternatives for our ASIC and related manufacturing assets, including a potential sale. Our ASIC segment comprised 29% of net revenues in the year ended December 31, 2008.

Within each operating segment, we offer our customers products with a range of speed, density, power usage, specialty packaging, security and other features.

Microcontrollers

Our Microcontroller segment offers customers a full range of products to serve the consumer, automotive, industrial, telecom and PC peripheral end markets for embedded controls. Our product portfolio has four major microcontroller architectures targeted at the high volume embedded control market: our proprietary 8-bit and 32-bit AVR platforms, our embedded ARM-based product family and older 8051 8-bit based industry standard microcontroller products.

Embedded control systems typically incorporate a microcontroller as the principal active component. A microcontroller is a self-contained computer-on-a-chip consisting of a CPU, non-volatile program memory (Flash and EEPROM), random access memory ("RAM") for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers and internal or external non-volatile memory components, such as Flash and EEPROMs, to store additional program software and various analog and interface products.

AVR. Our largest microcontroller product offering is based on the 8-bit AVR architecture. The tinyAVR®, megaAVR®, Xmega™ AVR, AVR Wireless products, AVR USB products, AVR Smart Battery products and the AVR Touch User Interface products are all product families using the AVR 8-bit RISC CPU which allow customers to minimize power consumption while obtaining maximum performance and ease of programming. AVR products accounted for 23%, 20% and 16% of total revenue for the years ended December 31, 2008, 2007, and 2006, respectively. Our Xmega™ AVR picoPower® microcontroller family consumes the least power in the industry, enabling longer operating times in hand-held and battery powered applications. AVR32 is our proprietary microcontroller architecture which provides customers with higher, 32-bit performance when 8-bit power is no longer sufficient. The AVR32 product offering is targeted at the industrial, automotive and ultra low power segments of the 32-bit market. AVR microcontroller products include embedded non-volatile memory and are available with a complete selection of analog and digital interfaces. We offer over 100 different products in the AVR family.

Q Touch. With the acquisition of Quantum in 2008, Atmel has become a leading supplier of robust, capacitive sensing solutions for touch screens and other touch controls.

User interfaces are the critical factor in making electronic products appealing to consumers. Atmel touch screen device include ICs for creating economical, elegant, and easy to use touch screens that respond to a wide variety of touch types and gestures. They are capable of differentiating between single and two-finger touch, and support tap, press, flick, pinch (zoom in), stretch (zoom out), rotate, press and tap, press and double tap, press and flick, press and drag, and two-finger drag. We offer a comprehensive range of touch screen controllers for use by customers, such as touch buttons, keyboards, sliders and wheels.

QTouch devices are digital charge-transfer ICs designed to detect touch using a single connection between the sensor chip and a simple key electrode. These chips are best suited for low key count applications up to 10 keys. QMatrix devices are digital share-transfer (QT) ICs designed to detect touch using a scanned, passive matrix or electrode sets to achieve a large number of touch keys driven by a single chip. QWheel and QSlide devices are QT ICs based on Quantum's QTouch technology to implement scrolling functionality. QField™ and QTwo™ devices are QT ICs enabling Single and Two Touch™ touch screens.

ARM. Our ARM-based microcontrollers are designed utilizing on the standard 32-bit ARM7 and ARM9 architectures, where we offer a range of products with and without embedded nonvolatile memories. Our SAM7 and SAM9 (Smart Arm Micro) products offer high performance 32-bit microcontrollers with a variety of complex analog and digital peripherals integrated on the same chip. For customers demanding the highest performance products, we offer an ARM9 product family. Our ARM customers save significant development time by using standard ARM software and the other development tools widely available.

8051. Our 8051 8-bit microcontroller product offering is based on the standard 8051 CPU and ranges from products containing 2 Kbytes of embedded Flash memory to the largest products offering 128 Kbytes of embedded Flash memory. The 8051 products address a significant portion of the 8-bit microcontroller market in which the customer already has an installed software and application base using the standard 8051 architecture.

Increased demand for reliable, flexible and low cost controls in the electronics industry is being met by microcontrollers which replace mechanical and other passive controls in a wide range of applications such as lighting, automobile control functions, home automation, wireless communications, white goods and user interfaces in all products requiring human interaction.

Nonvolatile Memories

Serial Interface Products. Our serial interface products evolved from our EEPROM and Flash memory technology expertise and were developed to meet the market demand for delivery of nonvolatile memory content through specialized, low pin-count interfaces and packages. Our serial interface product portfolio encompasses the industry's largest offering of Serial EEPROMs and two complete families of Serial Flash memories. From a system cost and silicon area perspective, it is generally more economical to employ Flash memory technology for densities of 512-Kbits and above, and the similarity of the feature sets for our Serial EEPROM and Serial Flash memories allows our customers to easily upgrade from densities as low as 1-Kbits to as high as 64-Mbits.

Serial EEPROMs. We currently offer three complete families of Serial EEPROMs supporting industry standard 2-wire, 3-wire and SPI protocols. Primarily used to store personal preference data and configuration/setup data, our Serial EEPROM products can be found in a multitude of consumer, industrial and automotive applications ranging from everything such as WLAN adapters and LCD TVs to video game systems and GPS devices. Because of our advanced process technology, diverse package options and broad density offerings, we have maintained the market leadership position for the last several years. Serial EEPROM products accounted for 13%, 15% and 13% of total revenue for the years ended December 31, 2008, 2007 and 2006, respectively.

DataFlash®. The DataFlash® family of Serial Flash memories delivers proven, reliable solutions to store varying amounts of granular data or to store both embedded program code and data while utilizing very small, low pin-count packages. DataFlash devices are the industry's most sophisticated and feature-rich Serial Flash memories and are designed to enable advanced features and functionality in a variety of high-volume products and applications. By using DataFlash memories, customers can minimize pin counts, simplify circuit boards, and reduce power consumption, all of which contribute to higher performance and lower system costs. DataFlash products are used in a wide variety of applications such as digital answering machines, fax machines, personal computers, printers, radar detectors, security systems and energy meters.

Small size is important to our customers and we are continuously developing smaller packages for our serial Flash memories using, for example, a cost-effective ball grid array and a variety of dual footprint non-leaded packages to help our customers produce smaller products. We also offer the full range of industry standard SOIC, PDIP and TSSOP packages.

SPI Flash. Our newest Serial Flash family offers pin-compatible devices to our entire family of SPI Serial EEPROMs and provides customers with one of the highest performance serial memory solutions in the industry. Our SPI Flash family's enhanced architecture and features allow the devices to be used in a wider array of applications compared to devices from competing suppliers while also providing customers with a more flexible, easier-to-implement solution. Like our Serial EEPROMs and DataFlash devices, our SPI Flash products utilize ultra-small packages like DFNs (dual flat no-lead) and CSPs (chip-scale packages) in addition to industry standard SOICs. SPI Flash is primarily used for code storage in a diverse set of consumer and industrial applications including high-volume products such as desktop and notebook computers, hard disk drives, CD/DVD Read/Write drives, Blu-ray and DVD players, MP3 players, digital picture frames, set-top boxes (STBs) and LCD TVs.

Parallel Flash Memory Products. Flash represents a prevailing technology used in nonvolatile memory devices that can be reprogrammed within a system. We currently manufacture Parallel Flash products utilizing 0.18- and 0.13-micron process technologies.

The flexibility and ease of use of our Parallel Flash memories make them attractive solutions in systems where program information stored in memory must be rewritten after the system leaves its manufacturing environment. The reprogrammability of Flash memories also serves to support later system upgrades, field diagnostic routines and in-system reconfiguration, as well as capturing voice and data messages for later review. These products are generally used in handsets, personal computers, cable modems, set-top boxes and DVD players.

Parallel EEPROMs. We are a leading supplier of high performance, in-system programmable Parallel EEPROMs. We believe that our Parallel EEPROM products represent the industry's most complete offering, and we are the sole-source supplier for several customers for certain Parallel EEPROM devices. In the design of this product family, we have emphasized high reliability achieved through the incorporation of on-chip error detection and correction features. Parallel EEPROMs offer high endurance programmability and are highly flexible, offering faster data transfer rates and higher memory densities when compared to some serial interface architectures. These products are generally used to store frequently updated data in communications infrastructure equipment and avionics navigation systems.

EEPROMs. The worldwide one-time programmable (OTP) EPROM market is intensely competitive and characterized by commodity pricing. Our strategy is to target the high-performance end of this market by offering faster speed, higher density and lower power usage devices. These products are generally used to store the operating programs of embedded microcontroller or DSP-based systems, such as hard disk drives, CD-ROM drives and modems.

RF and Automotive

Automotive RF. With our automotive RF products we are one of the leading suppliers for automobile access solutions. Our products include complete keyless entry solutions for wireless key fobs, as well as the corresponding receivers and transceivers for the access control unit built into cars. Our innovative immobilizer ICs, which incorporate the widely accepted advanced encryption standard ("AES"), offer car theft protection. In addition we offer a wide portfolio of products targeted at keyless automobile starting systems.

High Voltage. Our high voltage products ICs are manufactured utilizing mixed signal high voltage technology, providing analog-bipolar, high voltage DMOS power and CMOS logic function on a single chip. These ICs withstand and operate at high voltages and can be connected directly to the battery of a car, with a focus on intelligent load drivers, local interconnect network ("LIN") in-vehicle networking and battery management hybrid cars products. The applications for the load drivers are primarily motor and actuator drivers and smart valve controls. The new line of battery management ICs target Li-ion battery systems that are becoming the standard for full electric and hybrid cars. Our popular and rugged LIN in-vehicle networking product line helps car makers to simplify the wire harness by using the LIN bus which is rapidly gaining popularity. Many body electronic applications can be connected and controlled via the LIN network bus, including switches, actuators and sensors. Our LIN devices currently are the benchmark for robustness in the automotive industry, which we attribute to innovative design techniques as well as to our proprietary silicon on-insulator ("SOI") process technology.

RF. The RF product line includes our low frequency RF identification tag ICs which are targeted towards the access control market and the livestock and pet tagging markets. These ICs are used in combination with a reader IC to make possible contactless identification for a wide variety of applications. Our RF products also target the industrial, scientific, medical (ISM) RF market, including wireless remote control applications such as home alarm systems, garage door openers, remote controlled toys, wireless game consoles and many others.

DVD. Our laser diode drivers power the laser diodes used in CD and DVD drives for computer and consumer applications. We offer drivers for read only and read-write optical drives, including the new high density Blu-Ray standards. Our proprietary process technology has enabled us to develop photo diodes that are sensitive to blue as well as to red laser light. Our patent pending "open QFN" packaging technology enables cost efficient production of the photo detector ICs for the DVD and Blu-Ray standard.

Mixed Signal. Our broadcast radio products cater primarily for the automotive market. They include high performance receivers for AM/FM and HD car radio, an industry leading portfolio of highly integrated antenna drivers, which enable small form factor car antennas and a complete chipset for the developing digital audio broadcasting/digital multimedia broadcasting radio market. In addition, our infrared ("IR") receivers are among the leaders in the highly competitive market for IR remote control systems.

ASIC

Custom ASICs. We design, manufacture and market ASICs to meet customer requirements for high-performance logic devices in a broad variety of customer-specific applications. Our SiliconCITY design platform utilizes our extensive libraries of qualified analog and digital IP blocks. This approach integrates system functionality into a single chip based on this unique architecture platform combined with one of the richest libraries of qualified IP blocks in the industry. By combining a variety of logic functions on a single chip, costs are reduced, design risk is minimized, time-to-market is accelerated and performance can be optimized.

We design and manufacture ASICs in a range of products that includes standard digital and analog functions, as well as nonvolatile memory elements and large pre-designed macro functions all integrated on a single chip. We work closely with customers to develop and manufacture custom ASIC products so that we can provide them with IC solutions on a sole-source basis. Our ASIC products are targeted primarily at high-volume customers whose applications require high-speed, high-density or low and mixed-voltage devices such as in the medical, consumer and security markets.

CAP™. Our CAP customizable microcontroller combines, on a single IC, an ARM-based microcontroller system-on-chip with a high-density Metal Programmable Block that enables customers to add application-specific logic. This hybrid device significantly reduces design time and cost compared to an equivalent ASIC, but commands a comparable unit price. CAP is aimed at medium-to high-volume customers, many of whom are replacing a field programmable gate array ("FPGA")-plus-microcontroller combination.

Secure Microcontrollers. Our advanced design capability expertise in non-volatile memory technology and experience in security products positions us as one of the world's pre-eminent suppliers of secure microcontroller-based ICs. Our Smart Card ICs primarily serve the cellular phone, banking, health card, national ID card and set-top box markets.

We also produce a broad portfolio of secure ICs, including CryptoMemory® and CryptoRF™ and smart card reader chips. Our secure microcontrollers feature dual contact/contactless products that comply with the ISO-14443, Universal Serial Bus ("USB") Full-Speed interface and Serial Peripheral Interface ("SPI") Protocols.

We combine dense nonvolatile memory technology and high performance AVR® and ARM® microcontroller cores to offer cost-effective solutions for demanding applications such as global system for mobile computing ("GSM") subscriber identity module ("SIM") cards and multi-application smart cards running on open platforms like Java™.

We have also introduced solutions with multimedia and wireless communications devices targeting home entertainment, security and automotive applications where information security is a primary objective.

FPGAs. Our FPGAs (field programmable gate arrays), with FreeRAM and Cache Logic®, provide efficient memory management and a reconfigurable solution for adaptive digital signal processing and other computationally intensive applications. We also offer a family of radiation hardened FPGAs for space applications. Our family of reconfigurable FPGA Serial Configuration EEPROMs can replace one-time-programmable devices for FPGAs from other vendors. In addition we offer FPGA-to-gate array conversions for both military and commercial applications.

Smart Card ICs accounted for 12%, 11% and 12% of total revenue for the years ended December 31, 2008, 2007, and 2006, respectively.

Technology

From inception, we have focused our efforts on developing advanced CMOS processes that can be used to manufacture reliable nonvolatile elements for memory and advanced logic integrated circuits. We believe that our experience in single and multiple-layer metal CMOS processing gives us a competitive advantage in developing and delivering high-density, high-speed and low-power logic and memory and logic products.

We meet customers' demands for constantly increasing functionality on ever-smaller ICs by increasing the number of layers we use to build the circuits on a wafer and by reducing the size of the transistors and other components in the circuit. To accomplish this we develop and introduce new wafer processing techniques as necessary. We also provide our fabrication facilities with state-of-the-art manufacturing equipment and development resources that allow us to produce ICs with increasingly sophisticated features. Our current ICs incorporate effective feature sizes as small as 0.13-micron. We are developing processes that will support effective feature sizes smaller than 0.13-micron, which we expect to produce at outside wafer foundries in the future.

Principal Markets and Customers

Communications. Communications, including wireless and wireline telecommunications and data networking, is currently one of our large end user markets. For the wireless market, we provide nonvolatile memory, standard and secure microcontrollers, and baseband and RF ASICs that are used for GSM and code-division multiple access ("CDMA") mobile phones and their base stations, as well as two-way pagers, mobile radios, and cordless phones and their base stations. We also have a range of products based on the IEEE 802.11 wireless LAN standard, and on Bluetooth, a short-range wireless protocol that enables instant connectivity between electronic devices. Our principal customers in the wireless market include Ericsson, Motorola, Nokia, Philips, Qualcomm, Samsung and Siemens.

We also serve the data networking and wireline telecommunications markets, which continue to evolve due to the rapid adoption of new technologies. For these markets, we provide ASIC, nonvolatile memory and programmable logic products that are used in the switches, routers, cable modem termination systems and digital subscriber line ("DSL") access multiplexers, which are currently being used to build internet infrastructure. Our principal data networking and wireline telecommunications customers include Alcatel Lucent, Cisco and Siemens.

Consumer Electronics. Our products are also used in a broad variety of consumer electronics products. We provide microcontrollers for batteries and battery chargers that minimize the power usage by being "turned on" only when necessary. Microcontrollers are also offered for lighting controls and touchscreen user interface applications.

We provide multimode audio processors and MPEG2-based decoders with programmable transport for complex digital audio streams used in digital TVs, set top boxes and DVD players. We provide ASIC demodulators and decoders for cable modems. We also offer media access controllers for wireless local area networks ("WLANs") and baseband controllers. In addition, we provide secure, encryption enabled, tamper resistant circuits for smart cards and embedded personal computer security applications. Our principal consumer electronics customers include Honeywell, Hosiden Corporation, Invensys, LG Electronics, Matsushita, Microsoft, Philips, Samsung, Sony and Toshiba.

Computing, Storage and Printing. The computing and computing-peripherals markets are also growing as a result of increasing Internet use, network connectivity and digital imaging requirements. For computing applications, we provide Flash memory, serial memory, USB hubs and ASICs for personal computers, servers and USB drives. We offer Trusted Platform Module ("TPM") products that perform platform authentication and security for computing systems. Our biometric security IC verifies a user's identity by scanning a finger. In today's security conscious environment we believe TPM and biometry are finding applications where access to information, equipment and similar resources needs to be controlled or monitored. We provide ASICs, nonvolatile memory and microcontrollers for laser printers, inkjet printers, copy machines and scanners. Our principal customers in these markets include Dell, Hewlett-Packard, IBM, Intel, M-Systems, Seagate and Western Digital.

Security. Security for electronic applications is a key concern for the development of computing and communications equipment. Our Smart Card and Smart Card reader IC's are targeted towards established European markets and rapidly emerging applications requiring security in the United States of America and throughout Asia. Smart Card technology is used for mobile communications, credit cards, drivers' licenses, identity cards, health cards, TV set top boxes, internet commerce and related applications where data security is essential. Our principal customers in these markets include Gemalto (formerly GemPlus and Axalto), NDS, Oberthur, Sagem and SCM.

Automotive. The automotive electronics market has grown modestly, driven by demand for more sophisticated electronic systems, yet it remains stable during times when other sectors fluctuate. For automotive applications, we provide body electronics for passenger comfort and convenience; safety related subsystems such as air-bag drivers, anti-lock brake control and tire pressure monitors; keyless entry transmitters and receivers and in-vehicle entertainment components. With our introduction of high-voltage and high-temperature capable ICs we are broadening the automotive reach to systems and controls in the engine compartment. Virtually all of these are application-specific mixed signal ICs. Our principal customers in these markets include Continental-Temic, Daimler-Chrysler, Delphi, Hella, Marelli, Robert Bosch, Siemens-VDO and TRW.

Military and Aerospace. The military and aerospace industries require products that will operate under extreme conditions and are tested to higher standards than commercial products. Our circuits are available in radiation-hardened (RAD) versions that meet stringent requirements (cumulative dose, latch-up and transient phenomena) of space, avionic and industrial applications. For these applications, we provide RAD ASICs, FPGAs, non-volatile memories and microcontrollers. Our principal customers in these markets include BAE Systems, Honeywell, Litton, Lockheed-Martin, Northrop, Raytheon and Roche.

Manufacturing

Once we have fabricated the wafers, we probe and test the individual circuits on them to identify those that do not function. This saves us the cost of putting mechanical packages around circuits whose failure can be determined in advance. After probe, we send all of our wafers to one of our independent assembly contractors, located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where they are cut into individual chips and assembled into packages. Most of the finished products are given a final test at the assembly contractors although some are shipped to our test facilities in the United States where we perform electrical testing and visual inspection before delivery to customers.

The raw materials and equipment we use to produce our integrated circuits are available from several suppliers and we are not dependent upon any single source of supply. However, some materials have been in short supply in the past and lead times on occasion have lengthened, especially during semiconductor expansion cycles.

If market demand for our products increases during 2009, we believe that we will be able to substantially meet our production needs from our remaining wafer fabrication facilities through at least the end of 2009; however, capacity requirements may vary depending on, among other things, our rate of growth and our ability to increase production levels. During 2008, we manufactured approximately 93% of our products at our wafer fabrication facilities located in Colorado Springs, Colorado; Rousset, France and Heilbronn, Germany. On October 8, 2007, we announced that we entered into separate agreements with Taiwan Semiconductor Manufacturing Company, Ltd. ("TSMC") and Highbridge Business Park Limited ("Highbridge") for the sale of the wafer fabrication equipment and related property located in North Tyneside, United Kingdom. We ceased manufacturing operations at our North Tyneside, UK wafer fabrication facility in February 2008 and have increased production at our Colorado Springs and Rousset wafer fabs to provide the necessary output to meet demand. In September 2008, we announced we had entered into an agreement with Tejas Silicon Holdings (UK) Limited ("TSI") for the sale of our wafer fabrication operation in Heilbronn, Germany. In December 2008, we completed the sale of this facility, including a wafer supply agreement for a period of three years.

Much of the $44 million of manufacturing equipment paid for during 2008 was related increasing test capacity. It is anticipated that capital equipment purchases for 2009, estimated at $25 million to $35 million, will be focused on maintaining existing equipment, providing additional testing capacity and, to a limited extent, on developing advanced process technologies.

Heilbronn, Germany

In December 2008, we completed the sale of our Heilbronn manufacturing operations to TSI. TSI acquired from us certain fixed assets, inventory and spare parts while assuming certain employee-related liabilities, including pension obligations. In connection with the sale, we also licensed certain process technology to TSI. We are committed to purchase from TSI a certain amount of wafers for three years commencing from the closing date of the sale. The total proceeds were nominal as the balance of the liabilities that TSI assumed approximated the value of the assets and rights to the license for process technology it acquired from us. We recorded an impairment charge of $8 million in the year ended December 31, 2008, calculated as the difference between the estimated fair value of approximately $7 million, less selling costs related to legal, commissions and other direct incremental costs of $5 million, compared to carrying value of approximately $10 million. We also recorded a gain upon the completion of the sale of $3 million in the year ended December 31, 2008. In connection with the sale, we also entered into an agreement to provide transition services for administrative support to TSI for a period of six months from the closing date of the sale.

Environmental Compliance

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes.

Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

Marketing and Sales

We generate our revenue by selling our products directly to original equipment manufacturers ("OEMs") and indirectly to OEMs through distributors. We market our products worldwide to a diverse base of OEMs serving primarily commercial markets. In the United States and Canada, we sell our products to large OEM accounts primarily by using manufacturers' representatives or through national and regional distributors. Our agreements with our representatives and distributors are generally terminable by either party on short notice, subject to local laws. Direct sales to OEMs as a percentage of net revenues for 2008 totaled 49% while sales to distributors totaled 48% of net revenues.

Sales to U.S. OEMs, as a percentage of net revenues totaled 8%, 10% and 17% for 2008, 2007 and 2006, respectively. Sales to U.S. distributors, as a percentage of net revenues, totaled 7%, 6% and 7% for 2008, 2007 and 2006, respectively. We support this sales network from our headquarters in San Jose, California and through U.S. regional offices in California, Colorado, Florida, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, North Carolina, Oregon, Texas and Washington.

We sell to customers outside of the U.S. primarily by using international sales representatives and through distributors, who are managed from our foreign sales offices. We maintain sales offices in China, Denmark, Finland, France, Germany, Hong Kong, India, Italy, Japan, South Korea, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. Our sales outside the U.S. represented 86%, 87% and 86% of net revenues in 2008, 2007 and 2006, respectively. We expect revenues from our international sales and sales to distributors will continue to represent a significant portion of our net revenues. International sales and sales to distributors are subject to a variety of risks, including those arising from currency fluctuations, tariffs, trade barriers, taxes, export license requirements, and foreign government regulations and risk of payment by distributors. See Item 1A — Risk Factors.

We allow certain distributors, primarily based in the United States and Europe, rights of return and credits for price protection. Given the uncertainties associated with the levels of returns and other credits to these distributors based on contractual terms we defer recognition of revenue from sales to these distributors until they have resold our products. Sales to certain other primarily Asia based distributors carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of our sale.

Effective July 1, 2008, we entered into revised agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection, and the right to return products upon termination of the distributor agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, we consider that the sale prices are not "fixed or determinable" at the time of shipment to these distributors. Revenues and related costs will be deferred until the products are sold by the distributor to their end customers.

Research and Development

We believe significant investment in research and development is vital to our success, growth and profitability, and we will continue to devote substantial resources, including management time, to this activity. Our primary objectives are to increase performance of our existing products, to develop new wafer processing and design technologies and to draw upon these technologies and our experience in embedded applications to create new products.

During 2008, 2007 and 2006, we spent $260 million, $272 million and $289 million, respectively, on research and development. Research and development expenses are charged to operations as incurred. We expect these expenditures will increase in the future as we continue to invest in new products and new processing technology.

Competition

We operate in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Synaptics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last three years, we have experienced significant price competition in several business segments, especially in our Nonvolatile Memory segment for EPROM, Serial EEPROM, and Flash memory products, in our ASIC segment for smart cards, and in our Microcontroller segment for commodity microcontrollers. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

Patents and Licenses

We maintain a portfolio of United States patents and we have numerous patent applications on file with the U.S. Patent and Trademark Office. We also operate an internal program to identify patentable developments and we file patent applications wherever necessary to protect our proprietary technologies. However, because technology changes very rapidly in the semiconductor industry, we believe our continued success depends primarily on the technological and innovative skills of our employees and their abilities to rapidly commercialize discoveries.

The semiconductor industry is characterized by vigorous protection and pursuit of IP rights or positions, which have on occasion resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other IP rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in IP infringement lawsuits which harmed our operating results. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and IP litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, regardless of the outcome. If any patent or other IP claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology, or design new technology to avoid infringement, our business and operating results may be significantly harmed. See Item 1A — Risk Factors.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

Employees

At December 31, 2008, we employed approximately 6,400 employees compared to approximately 7,400 employees at December 31, 2007. Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers necessary for the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, most of whom are not subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

Backlog

We accept purchase orders for deliveries covering periods from one day up to approximately one year. However, purchase orders can generally be revised or cancelled by the customer without penalty. In addition, significant portions of our sales are ordered with relatively short lead times, often referred to as "turns business." Considering these industry practices and our experience, we do not believe the total of customer purchase orders outstanding (backlog) provides meaningful information that can be relied on to predict actual sales for future periods.

Geographic Areas

In 2008, 14% of our net revenues were derived from customers in the United States, 48% from customers in Asia, 37% from customers in Europe and 1% from customers in other regions. This disclosure is determined based on the destination of our products when they are shipped.

As of December 31, 2008, we owned long-lived assets in the United States amounting to $127 million, in France amounting to $201 million, in Germany amounting to $23 million and in the United Kingdom amounting to $7 million. See Note 14 of Notes to Consolidated Financial Statements for further discussion.

Seasonality

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets and international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year. The industry has also been impacted by significant shifts in consumer demand due to economic downturns or other factors, which may result in diminished product demand and production over-capacity. We have experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

ITEM 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operation. Investors should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could also affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

OUR REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECLINE IN OUR STOCK PRICE.

Our future operating results will be subject to quarterly variations based upon a wide variety of factors, many of which are not within our control. These factors include:

- the nature of both the semiconductor industry and the markets addressed by our products;
- our transition to a fab-lite strategy;
- our dependence on selling through distributors;
- our increased dependence on outside foundries and their ability to meet our volume, quality and delivery objectives, particularly during times of increasing demand along with inventory excesses or shortages due to reliance on third party manufacturers;
- global economic and political conditions;
- compliance with U.S. and international trade and export laws and regulations by us and our distributors;
- fluctuations in currency exchange rates and revenues and costs denominated in foreign currencies;
- ability of independent assembly contractors to meet our volume, quality and delivery objectives;
- success with disposal or restructuring activities, including disposition of our Heilbronn facility;
- fluctuations in manufacturing yields;

- the average margin of the mix of products we sell;
- third party intellectual property infringement claims;
- the highly competitive nature of our markets;
- the pace of technological change;
- natural disasters or terrorist acts;
- assessment of internal controls over financial reporting;
- ability to meet our debt obligations;
- availability of additional financing;
- potential impairment and liquidity of auction-rate securities;
- our ability to maintain good relationships with our customers;
- long-term contracts with our customers;
- integration of new businesses or products;
- our compliance with international, federal and state, environmental, privacy and other regulations;
- personnel changes;
- business interruptions;
- system integration disruptions;
- anti-takeover effects in our certificate of incorporation, bylaws and preferred shares rights agreement;
- the unfunded nature of our foreign pension plans and that any requirement to fund these plans could negatively impact our cash position;
- the effects of our acquisition strategy, such as unanticipated accounting charges, which may adversely affect our results of operations;
- utilization of our manufacturing capacity;
- disruptions to the availability of raw materials which could disrupt our ability to supply products to our customers;
- costs associated with, and the outcome of, any litigation to which we are, or may become, a party;
- product liability claims that may arise, which could result in significant costs and damage to reputation;
- audits of our income tax returns, both in the U.S. and in foreign jurisdictions; and
- compliance with economic incentive terms in certain government grants.

Any unfavorable changes in any of these factors could harm our operating results and may result in volatility or a decline in our stock price.

We believe that our future sales will depend substantially on the success of our new products. Our new products are generally incorporated into our customers' products or systems at their design stage. However, design wins can precede volume sales by a year or more. We may not be successful in achieving design wins or design wins may not result in future revenues, which depend in large part on the success of the customer's end product or system. The average selling price of each of our products usually declines as individual products mature and competitors enter the market. To offset average selling price decreases, we rely primarily on reducing costs to manufacture those products, increasing unit sales to absorb fixed costs and introducing new, higher priced products which incorporate advanced features or integrated technologies to address new or emerging markets. Our operating results could be harmed if such cost reductions and new product introductions do not occur in a timely manner. From time to time, our quarterly revenues and operating results can become more dependent upon orders booked and shipped within a given quarter and, accordingly, our quarterly results can become less predictable and subject to greater variability.

In addition, our future success will depend in large part on the recovery of global economic growth generally and on growth in various electronics industries that use semiconductors specifically, including manufacturers of computers, telecommunications equipment, automotive electronics, industrial controls, consumer electronics, data networking equipment and military equipment. The semiconductor industry has the ability to supply more products than demand requires. Our ability to be profitable will depend heavily upon a better supply and demand balance within the semiconductor industry.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY CREATES FLUCTUATIONS IN OUR OPERATING RESULTS.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. The industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Global semiconductor sales increased 9% to $248 billion in 2006, and 3% to $256 billion in 2007. In 2008, global semiconductor sales decreased by 3% to $249 billion and are estimated by the Semiconductor Industry Association to decrease 6% to $234 billion in 2009.

Our operating results have been harmed by industry-wide fluctuations in the demand for semiconductors, which resulted in under-utilization of our manufacturing capacity and declining gross margins. In the past we have recorded significant charges to recognize impairment in the value of our manufacturing equipment, the cost to reduce workforce, and other restructuring costs. Our business may be harmed in the future not only by cyclical conditions in the semiconductor industry as a whole but also by slower growth in any of the markets served by our products.

The semiconductor industry is increasingly characterized by annual seasonality and wide fluctuations of supply and demand. A significant portion of our revenue comes from sales to customers supplying consumer markets and international sales. As a result, our business may be subject to seasonally lower revenues in particular quarters of our fiscal year. The industry has also been impacted by significant shifts in consumer demand due to economic downturns or other factors, which may result in diminished product demand and production over-capacity. We have experienced substantial quarter-to-quarter fluctuations in revenues and operating results and expect, in the future, to continue to experience short term period-to-period fluctuations in operating results due to general industry or economic conditions.

THE EFFECTS OF THE CURRENT GLOBAL RECESSIONARY MACROECONOMIC ENVIRONMENT MAY IMPACT OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION.

The current global recessionary macroeconomic environment has impacted levels of consumer spending, caused disruptions and extreme volatility in global financial markets and increased rates of default and bankruptcy. These macroeconomic developments could continue to negatively affect our business, operating results, or financial condition in a number of ways. For example, current or potential customers or distributors may not pay us or may delay paying us for previously purchased products. In addition, if consumer spending continues to decrease, we could experience diminished demand for our products. Finally, if the banking system or the financial markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

WE COULD EXPERIENCE DISRUPTION OF OUR BUSINESS AS WE TRANSITION TO A FAB-LITE STRATEGY AND INCREASE DEPENDENCE ON OUTSIDE FOUNDRIES, WHERE SUCH FOUNDRIES MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES OR MAY ABANDON FABRICATION PROCESSES THAT WE REQUIRE.

As part of our fab-lite strategy, we have reduced the number of manufacturing facilities we own. In May 2008, we completed the sale of our North Tyneside, United Kingdom wafer fabrication facility. In December 2008, we sold our wafer fabrication operation in Heilbronn, Germany. In the future, we will be increasingly relying on the utilization of third-party foundry manufacturing partners. As part of this transition we have expanded and will continue to expand our foundry relationships by entering into new agreements with third-party foundries. If these agreements are not completed on a timely basis, or the transfer of production is delayed for other reasons, the supply of certain of our products could be disrupted, which could harm our business. In addition, difficulties in production yields can often occur when transitioning to a new third-party manufacturer. If such foundries fail to deliver quality products and components on a timely basis, our business could be harmed.

Implementation of our new fab-lite strategy will expose us to the following risks:

- reduced control over delivery schedules and product costs;
- manufacturing costs that are higher than anticipated;
- inability of our manufacturing subcontractors to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;
- possible abandonment of fabrication processes by our manufacturing subcontractors for products that are strategically important to us;
- decline in product quality and reliability;
- inability to maintain continuing relationships with our suppliers;
- restricted ability to meet customer demand when faced with product shortages; and
- increased opportunities for potential misappropriation of our intellectual property.

If any of the above risks are realized, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue or harm our business.

We hope to mitigate these risks with a strategy of qualifying multiple subcontractors. However, there can be no guarantee that any strategy will eliminate these risks. Additionally, since most outside foundries are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign manufacturers, including currency exchange fluctuations, political and economic instability, trade restrictions and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

The terms on which we will be able to obtain wafer production for our products, and the timing and volume of such production will be substantially dependent on future agreements to be negotiated with semiconductor foundries. We cannot be certain that the agreements we reach with such foundries will be on terms reasonable to us. Therefore, any agreements reached with semiconductor foundries may be short-term and possibly non-renewable, and hence provide less certainty regarding the supply and pricing of wafers for our products.

During economic upturns in the semiconductor industry we will not be able to guarantee that our third party foundries will be able to increase manufacturing capacity to a level that meets demand for our products, which would prevent us from meeting increased customer demand and harm our business. Also during times of increased demand for our products, if such foundries are able to meet such demand, it may be at higher wafer prices, which would reduce our gross margins on such products or require us to offset the increased price by increasing prices for our customers, either of which would harm our business and operating results.

OUR REVENUES ARE DEPENDENT ON SELLING THROUGH DISTRIBUTORS.

Sales through distributors accounted for 48%, 44% and 41% of our net revenues for the years ended December 31, 2008, 2007 and 2006, respectively. We market and sell our products through third-party distributors pursuant to agreements that can generally be terminated for convenience by either party upon relatively short notice to the other party. These agreements are non-exclusive and also permit our distributors to offer our competitors' products.

During the six months ended June 30, 2008, our sales agreements with independent distributors in Europe were accounted for using a "sell-in" revenue recognition model. Sales to these distributors before July 1, 2008 were made under arrangements where pricing was fixed at the time of shipment. In addition, the arrangements did not provide these distributors with allowances such as price protection or rights of return upon termination of the arrangement. As a result, our policy was to recognize revenue upon shipment to these distributors.

Effective July 1, 2008, we entered into revised agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection and the right to return products upon termination of the distribution agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, we consider that the sale prices are not "fixed or determinable" at the time of shipment to these distributors. Revenues and related costs will be deferred until the products are sold by the distributor to their end customers.

The objective of this conversion is to enable us to better manage end-customer pricing, track design registrations for proprietary products, and improve our visibility into distribution inventory and sales levels. We expect that this conversion will result in improved operating results for us and our distribution partners in the future.

Our revenue reporting is highly dependent on receiving pertinent, accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

We are dependent on our distributors to supplement our direct marketing and sales efforts. If any significant distributor or a substantial number of our distributors terminated their relationship with us decided to market our competitors' products over our products, were unable to sell our products or were unable to pay us for products sold for any reason, our ability to bring our products to market would be negatively impacted, we may have difficulty in collecting outstanding receivable balances, and we may incur other charges or adjustments resulting in a material adverse impact to our revenues and operating results. For example, in the three months ended December 31, 2008, we recorded a one time bad debt charge of $12 million related to an Asian distributor whose business was extraordinarily impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor.

Additionally, distributors typically maintain an inventory of our products. For certain distributors, we have signed agreements which protect the value of their inventory of our products against price reductions, as well as provide for rights of return under specific conditions. In addition, certain agreements with our distributors also contain standard stock rotation provisions permitting limited levels of product returns. We defer the gross margins on our sales to these distributors, until the applicable products are re-sold by the distributors. However, in the event of an unexpected significant decline in the price of our products or significant return of unsold inventory, we may experience inventory write-downs, charges to reimburse costs incurred by distributors, or other charges or adjustments which could harm our revenues and operating results.

WE BUILD SEMICONDUCTORS BASED ON FORECASTED DEMAND, AND AS A RESULT, CHANGES TO FORECASTS FROM ACTUAL DEMAND MAY RESULT IN EXCESS INVENTORY OR OUR INABILITY TO FILL CUSTOMER ORDERS ON A TIMELY BASIS WHICH MAY HARM OUR BUSINESS.

We schedule production and build semiconductor devices based primarily on our internal forecasts, as well as non-binding forecasts from customers for orders which may be cancelled or rescheduled with short notice. Our customers frequently place orders requesting product delivery in a much shorter period than our lead time to fully fabricate and test devices. Because the markets we serve are volatile and subject to rapid technological, price and end user demand changes, our forecasts of unit quantities to build may be significantly incorrect. Changes to forecasted demand from actual demand may result in us producing unit quantities in excess of orders from customers, which could result in the need to record additional expense for the write-down of inventory, negatively affecting gross margins and results of operations.

As we transition to increased dependence on outside foundries, we will have less control over modifying production schedules to match changes in forecasted demand. If we commit to obtaining foundry wafers and cannot cancel or reschedule commitments without material costs or cancellation penalties, we may be forced to purchase inventory in excess of demand, which could result in a write-down of inventories negatively affecting gross margins and results of operations.

Conversely, failure to produce or obtain sufficient wafers for increased demand could cause us to miss revenue opportunities and, if significant, could impact our customers' ability to sell products, which could adversely affect our customer relationships and thereby materially adversely affect our business, financial condition and results of operations.

OUR INTERNATIONAL SALES AND OPERATIONS ARE SUBJECT TO APPLICABLE LAWS RELATING TO TRADE AND EXPORT CONTROLS, AND A VIOLATION OF, OR CHANGE IN, THESE LAWS COULD ADVERSELY AFFECT OUR OPERATIONS.

For hardware, software or technology exported from the U.S. or otherwise subject to U.S. jurisdiction, we are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"). Hardware, software or technology exported from other countries may also be subject to local laws and regulations governing international trade. Under these laws and regulations, we are responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, software, technology, as well as the provision of technical assistance. We are also required to obtain export licenses, if required, prior to transferring technical data or software to foreign persons. In addition, we are required to obtain necessary export licenses prior to the export or re-export of hardware, software and technology (i) to any person, entity, organization or other party identified on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons List or the Department of State's Debarred List; or (ii) for use in nuclear, chemical/biological weapons, rocket systems or unmanned air vehicle applications. A determination by the U.S. or local government that Atmel has failed to comply with one or more of these export control laws or trade sanctions, including failure to properly restrict an export to the persons, entities or countries set forth on the government restricted party lists, could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from participation in U.S. government contracts. Further, a change in these laws and regulations could restrict our ability to export to previously permitted countries, customers, distributors or other third parties. Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

We are enhancing our export compliance program, including analyzing product shipments and technology transfers, working with U.S. government officials to ensure compliance with applicable U.S. export laws and regulations and developing additional operational procedures. A determination by the U.S. government that we have failed to comply with one or more of these export controls or trade sanctions could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges and debarment from U.S. participation in government contracts. Any one or more of these sanctions could have a material adverse effect on our business, financial condition and results of operations.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES THAT COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS AND CASH FLOWS, AND REVENUES AND COSTS DENOMINATED IN FOREIGN CURRENCIES COULD ADVERSELY IMPACT OUR OPERATING RESULTS WITH CHANGES IN THESE FOREIGN CURRENCIES AGAINST THE DOLLAR.

Because a significant portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results and cash flows. Our primary exposure relates to operating expenses in Europe, where a significant amount of our manufacturing is located.

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe, where we have significant operations with costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, costs will increase if the local currency strengthens against the dollar. The net effect of unfavorable exchange rates in the year ended December 31, 2008, compared to the average exchange rates in the years ended December 31, 2007 and 2006, resulted in an adverse impact to operating results of $24 million and $27 million, respectively. This impact is determined assuming that all foreign currency denominated transactions that occurred in the year ended December 31, 2008 were recorded using the average foreign currency exchange rates in the same period in 2007. Sales denominated in foreign currencies, primarily the Euro were 22%, 22% and 19% of total net revenues in the years ended December 31, 2008, 2007 and 2006, respectively. Sales denominated in Yen were 1% of total net revenues in the years ended December 31, 2008, 2007 and 2006, respectively. Costs denominated in foreign currencies, primarily the Euro, were 47%, 51% and 52% of total costs in the years ended December 31, 2008, 2007 and 2006, respectively.

We also face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 30% and 23% of our accounts receivables were denominated in foreign currency as of December 31, 2008 and 2007, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 36% and 54% of our accounts payable were denominated in foreign currency as of December 31, 2008 and 2007, respectively. Approximately 12% and 18% of our debt obligations were denominated in foreign currency as of December 31, 2008 and 2007, respectively.

WE DEPEND ON INDEPENDENT ASSEMBLY CONTRACTORS WHICH MAY NOT HAVE ADEQUATE CAPACITY TO FULFILL OUR NEEDS AND WHICH MAY NOT MEET OUR QUALITY AND DELIVERY OBJECTIVES.

We currently manufacture a majority of the wafers for our products at our fabrication facilities. The wafers are then sorted and tested at our facilities. After wafer testing, we ship the wafers to one of our independent assembly contractors located in China, Indonesia, Japan, Malaysia, the Philippines, South Korea, Taiwan or Thailand where the wafers are separated into die, packaged and, in some cases, tested. Our reliance on independent contractors to assemble, package and test our products involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance or phase-out of the contractors' assembly processes. These independent contractors may not continue to assemble, package and test our products for a variety of reasons. Moreover, because our assembly contractors are located in foreign countries, we are subject to certain risks generally associated with contracting with foreign suppliers, including currency exchange fluctuations, political and economic instability, trade restrictions, including export controls, and changes in tariff and freight rates. Accordingly, we may experience problems in timelines and the adequacy or quality of product deliveries, any of which could have a material adverse effect on our results of operations.

WE FACE RISKS ASSOCIATED WITH DISPOSAL OR RESTRUCTURING ACTIVITIES.

In May 2008, we completed the sale of our North Tyneside, United Kingdom manufacturing facility. In December 2008, we completed the sale of our wafer fabrication operation in Heilbronn, Germany. We are continually reviewing potential changes in our business and asset portfolio throughout our worldwide operations, including those located in Europe in order to enhance our overall competitiveness and viability. However, reducing our wafer fabrication capacity involves significant potential costs and delays, particularly in Europe, where the extensive statutory protection of employees imposes substantial restrictions on employers when the market requires downsizing. Such costs and delays include compensation to employees and local government agencies, requirements and approvals of governmental and judicial bodies and the potential requirement to repay governmental subsidies. We have in the past and may in the future experience labor union or workers council objections, or other difficulties, while implementing a reduction of the number of employees. Significant difficulties that we experience could harm our business and operating results, either by deterring needed headcount reduction or by the additional employee severance costs resulting from employee reduction actions in Europe relative to America or Asia.

We continue to evaluate the existing restructuring and asset impairment reserves related to previously implemented restructuring plans. As a result, there may be additional restructuring charges or reversals or recoveries of previous charges. However, we may incur additional restructuring and asset impairment charges in connection with additional restructuring plans adopted in the future. Any such restructuring or asset impairment charges recorded in the future could significantly harm our business and operating results.

On February 4, 2009, we announced that we are pursuing strategic alternatives for our ASIC business and related manufacturing assets which include our Rousset, France fabrication facility, which alternatives include a potential sale. We have engaged a third party financial advisor in connection with the evaluation of strategic alternatives for the ASIC business.

IF WE ARE UNABLE TO IMPLEMENT NEW MANUFACTURING TECHNOLOGIES OR FAIL TO ACHIEVE ACCEPTABLE MANUFACTURING YIELDS, OUR BUSINESS WOULD BE HARMED.

Whether demand for semiconductors is rising or falling, we are constantly required by competitive pressures in the industry to successfully implement new manufacturing technologies in order to reduce the geometries of our semiconductors and produce more integrated circuits per wafer. We are developing processes that support effective feature sizes as small as 0.13-microns, and we are studying how to implement advanced manufacturing processes with even smaller feature sizes such as 0.065-microns.

Fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. Whether through the use of our foundries or third-party manufacturers, we may experience problems in achieving acceptable yields in the manufacture of wafers, particularly during a transition in the manufacturing process technology for our products.

We have previously experienced production delays and yield difficulties in connection with earlier expansions of our wafer fabrication capacity or transitions in manufacturing process technology. Production delays or difficulties in achieving acceptable yields at any of our fabrication facilities or at the fabrication facilities of our third-party manufacturers could materially and adversely affect our operating results. We may not be able to obtain the additional cash from operations or external financing necessary to fund the implementation of new manufacturing technologies.

WE MAY FACE THIRD PARTY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN LOSS OF SIGNIFICANT RIGHTS.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion have resulted in significant and often protracted and expensive litigation. We have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights covering our products or processes. In the past, we have received specific allegations from major companies alleging that certain of our products infringe patents owned by such companies. In order to avoid the significant costs associated with our defense in litigation involving such claims, we may license the use of the technologies that are the subject of these claims from such companies and be required to make corresponding royalty payments, which may harm our operating results.

We have in the past been involved in intellectual property infringement lawsuits, which harmed our operating results. We are currently involved in several intellectual property infringement lawsuits, which may harm our future operating results. Although we intend to vigorously defend against any such lawsuits, we may not prevail given the complex technical issues and inherent uncertainties in patent and intellectual property litigation. Moreover, the cost of defending against such litigation, in terms of management time and attention, legal fees and product delays, could be substantial, whatever the outcome. If any patent or other intellectual property claims against us are successful, we may be prohibited from using the technologies subject to these claims, and if we are unable to obtain a license on acceptable terms, license a substitute technology or design new technology to avoid infringement, our business and operating results may be significantly harmed.

We have several cross-license agreements with other companies. In the future, it may be necessary or advantageous for us to obtain additional patent licenses from existing or other parties, but these license agreements may not be available to us on acceptable terms, if at all.

OUR MARKETS ARE HIGHLY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, WE MAY SUFFER PRICE REDUCTIONS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOSS OF MARKET SHARE.

We compete in markets that are intensely competitive and characterized by rapid technological change, product obsolescence and price decline. Throughout our product line, we compete with a number of large semiconductor manufacturers, such as AMD, Cypress, Freescale, Fujitsu, Hitachi, IBM, Infineon, Intel, LSI Logic, Microchip, Philips, Renesas, Samsung, Sharp, Spansion, STMicroelectronics, Texas Instruments and Toshiba. Some of these competitors have substantially greater financial, technical, marketing and management resources than we do. As we have introduced new products we are increasingly competing directly with these companies, and we may not be able to compete effectively. We also compete with emerging companies that are attempting to sell products in specialized markets that our products address. We compete principally on the basis of the technical innovation and performance of our products, including their speed, density, power usage, reliability and specialty packaging alternatives, as well as on price and product availability. During the last several years, we have experienced significant price competition in several business segments, especially in our nonvolatile memory segment for EPROM, Serial EEPROM and Flash memory products, as well as in our commodity microcontrollers and smart cards. We expect continuing competitive pressures in our markets from existing competitors and new entrants, new technology and cyclical demand, which, among other factors, will likely maintain the recent trend of declining average selling prices for our products.

In addition to the factors described above, our ability to compete successfully depends on a number of factors, including the following:

- our success in designing and manufacturing new products that implement new technologies and processes;
- our ability to offer integrated solutions using our advanced nonvolatile memory process with other technologies;
- the rate at which customers incorporate our products into their systems;
- product introductions by our competitors;
- the number and nature of our competitors in a given market;
- the incumbency of our competitors at potential new customers;
- our ability to minimize production costs by outsourcing our manufacturing, assembly and testing functions; and
- general market and economic conditions.

Many of these factors are outside of our control, and we may not be able to compete successfully in the future.

WE MUST KEEP PACE WITH TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE.

The average selling prices of our products historically have decreased over the products' lives and are expected to continue to do so. As a result, our future success depends on our ability to develop and introduce new products which compete effectively on the basis of price and performance and which address customer requirements. We are continually designing and commercializing new and improved products to maintain our competitive position. These new products typically are more technologically complex than their predecessors, and thus have increased potential for delays in their introduction.

The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. Our development of new products and our customers' decision to design them into their systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs, and the successful introduction of our products may be adversely affected by competing products or by technologies serving the markets addressed by our products. Our qualification process involves multiple cycles of testing and improving a product's functionality to ensure that our products operate in accordance with design specifications. If we experience delays in the introduction of new products, our future operating results could be harmed.

In addition, new product introductions frequently depend on our development and implementation of new process technologies, and our future growth will depend in part upon the successful development and market acceptance of these process technologies. Our integrated solution products require more technically sophisticated sales and marketing personnel to market these products successfully to customers. We are developing new products with smaller feature sizes, the fabrication of which will be substantially more complex than fabrication of our current products. If we are unable to design, develop, manufacture, market and sell new products successfully, our operating results will be harmed. Our new product development, process development or marketing and sales efforts may not be successful, our new products may not achieve market acceptance and price expectations for our new products may not be achieved, any of which could harm our business.

OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR INTERNATIONAL SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS POLITICAL AND ECONOMIC RISKS.

Sales to customers outside the U.S. accounted for 86%, 87% and 86% of net revenues in the years ended December 31, 2008, 2007 and 2006, respectively. We expect that revenues derived from international sales will continue to represent a significant portion of net revenues. International sales and operations are subject to a variety of risks, including:

- greater difficulty in protecting intellectual property;
- reduced flexibility and increased cost of staffing adjustments, particularly in France;
- longer collection cycles;
- potential unexpected changes in regulatory practices, including export license requirements, trade barriers, tariffs and tax laws, and environmental and privacy regulations; and
- general economic and political conditions in these foreign markets.

Some of our distributors, third-party foundries and other business partners also have international operations and are subject to the risks described above. Even if we are able to manage the risks of international operations successfully, our business may be materially adversely affected if our distributors, third-party foundries and other business partners are not able to manage these risks successfully.

Further, we purchase a significant portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly at our French manufacturing facility. As a result, our costs will fluctuate along with the currencies and general economic conditions in the countries in which we do business, which could harm our operating results.

Approximately 23%, 22% and 19% of our net revenues in the years ended December 31, 2008, 2007 and 2006, respectively, were denominated in foreign currencies. Operating costs denominated in foreign currencies, primarily the Euro, were approximately 47%, 51% and 52% of total operating costs in the years ended December 31, 2008, 2007 and 2006, respectively.

OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED BY NATURAL DISASTERS OR TERRORIST ACTS.

Since the terrorist attacks on the World Trade Center and the Pentagon in 2001, certain insurance coverage has either been reduced or made subject to additional conditions by our insurance carriers, and we have not been able to maintain all necessary insurance coverage at a reasonable cost. Instead, we have relied to a greater degree on self-insurance. For example, we now self-insure property losses up to $10 million per event. Our headquarters, some of our manufacturing facilities, the manufacturing facilities of third party foundries and some of our major vendors' and customers' facilities are located near major earthquake faults and in potential terrorist target areas. If a major earthquake, other disaster or a terrorist act impacts us and insurance coverage is unavailable for any reason, we may need to spend significant amounts to repair or replace our facilities and equipment, we may suffer a temporary halt in our ability to manufacture and transport products and we could suffer damages of an amount sufficient to harm our business, financial condition and results of operations.

A LACK OF EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING COULD RESULT IN AN INABILITY TO ACCURATELY REPORT OUR FINANCIAL RESULTS, WHICH COULD LEAD TO A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, deficiencies in our internal controls. Evaluations of the effectiveness of our internal controls in the future may lead our management to determine that internal control over financial reporting is no longer effective. Such conclusions may result from our failure to implement controls for changes in our business, or deterioration in the degree of compliance with our policies or procedures.

A failure to maintain effective internal control over financial reporting, including a failure to implement effective new controls to address changes in our business could result in a material misstatement of our consolidated financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

OUR DEBT LEVELS COULD HARM OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, AND OUR ABILITY TO MEET OUR DEBT OBLIGATIONS WILL BE DEPENDENT UPON OUR FUTURE PERFORMANCE.

As of December 31, 2008, our total debt was $145 million, compared to $163 million at December 31, 2007. Our debt-to-equity ratio was 0.91 and 1.07 at December 31, 2008 and 2007, respectively. Increases in our debt-to-equity ratio could adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and make us more vulnerable to industry downturns and competitive pressures.

Certain of our debt facilities contain terms that subject us to financial and other covenants. We were in compliance with all of our covenants as of December 31, 2008.

From time to time our ability to meet our debt obligations will depend upon our ability to raise additional financing and on our future performance and ability to generate substantial cash flow from operations, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to meet debt obligations or otherwise are obliged to repay any debt prior to its due date, our available cash would be depleted, perhaps seriously, and our ability to fund operations harmed. In addition, our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded, as a substantial portion of our operations are conducted through our foreign subsidiaries. Our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amount to us, whether by dividends, distributions, loans or any other form.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

We intend to continue to make capital investments to support new products and manufacturing processes that achieve manufacturing cost reductions and improved yields. We may seek additional equity or debt financing to fund operations, strategic transactions, or other projects. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms.

A PORTION OF OUR INVESTMENT PORTFOLIO IS INVESTED IN AUCTION-RATE SECURITIES. FAILURES IN THESE AUCTIONS MAY AFFECT OUR LIQUIDITY, WHILE RATING DOWNGRADES OF THE SECURITY ISSUER AND/OR THE THIRD-PARTIES INSURING SUCH INVESTMENTS MAY REQUIRE US TO ADJUST THE CARRYING VALUE OF THESE INVESTMENTS THROUGH AN IMPAIRMENT CHARGE.

Approximately $9 million of our investment portfolio at December 31, 2008 was invested in auction-rate securities. Auction-rate securities are securities that are structured with short-term interest rate reset dates of generally less than ninety days but with contractual maturities that can be well in excess of ten years. At the end of each reset period, investors can sell or continue to hold the securities at par. These securities are subject to fluctuations in fair value depending on the supply and demand at each auction. These auction-rate securities have failed auctions in the year ended December 31, 2008. If the auctions for the securities we own continue to fail, the investments may not be readily convertible to cash until a future auction of these investments is successful. If the credit rating of either the security issuer or the third-party insurer underlying the investments deteriorates, we may be required to adjust the carrying value of the investment through an impairment charge.

At December 31, 2008, we recorded an impairment charge of $1 million related to a decline in the value of certain of our auction-rate securities which is recorded in interest and other (expenses) income, net. We believe that the impairment is "other than temporary" due to the devaluation of the security over the past year and the possible inability to be able to liquidate the securities at par value.

PROBLEMS THAT WE EXPERIENCE WITH KEY CUSTOMERS OR DISTRIBUTORS MAY HARM OUR BUSINESS.

Our ability to maintain close, satisfactory relationships with large customers is important to our business. A reduction, delay, or cancellation of orders from our large customers would harm our business. The loss of one or more of our key customers, or reduced orders by any of our key customers, could harm our business and results of operations. Moreover, our customers may vary order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods.

We sell many of our products through distributors. Our distributors could experience financial difficulties, including lack of access to credit, or otherwise reduce or discontinue sales of our products. Our distributors could commence or increase sales of our competitors' products. Distributors typically are not highly capitalized and may experience difficulties during times of economic contraction. If our distributors were to become insolvent, their inability to maintain their business and sales could negatively impact our business and revenue. Also, one or more of our distributors or their affiliates may be identified in the future on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons Lists, or the Department of State's Debarred Parties List, in which case we would not be permitted to sell our products through such distributors. In any of these cases, our business or results from operations could be materially harmed. For example, in the three months ended December 31, 2008, we took a one-time charge for a bad debt provision of $12 million related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity list, which prohibits us from shipping products to the distributor.

Our sales terms for Asian distributors generally include no rights of return and no stock rotation privileges. However, as we evaluate how to refine our distribution strategy, we may need to modify our sales terms or make changes to our distributor base, which may impact our future revenues in this region. It may take time for us to convert systems and processes to support modified sales terms. It may also take time for us to identify financially viable distributors and help them develop high quality support services. There can be no assurances that we will be able to manage these changes in an efficient and timely manner, or that our net revenues, result of operations and financial position will not be negatively impacted as a result.

WE ARE NOT PROTECTED BY LONG-TERM CONTRACTS WITH OUR CUSTOMERS.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

OUR FAILURE TO SUCCESSFULLY INTEGRATE BUSINESSES OR PRODUCTS WE HAVE ACQUIRED COULD DISRUPT OR HARM OUR ONGOING BUSINESS.

We have from time to time acquired, and may in the future acquire additional, complementary businesses, facilities, products and technologies. For example, we acquired Quantum Research Group Ltd. ("Quantum") in March 2008 for $96 million. Achieving the anticipated benefits of an acquisition depends, in part, upon whether the integration of the acquired business, products or technology is accomplished in an efficient and effective manner. Moreover, successful acquisitions in the semiconductor industry may be more difficult to accomplish than in other industries because such acquisitions require, among other things, integration of product offerings, manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of such integration may be increased by the need to coordinate geographically separated organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures.

The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business and may disrupt key research and development, marketing or sales efforts. The inability of management to successfully integrate any future acquisition could harm our business. Furthermore, products acquired in connection with acquisitions may not gain acceptance in our markets, and we may not achieve the anticipated or desired benefits of such transactions.

In addition, under U.S. GAAP, we are required to review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. In addition, we are required to review our goodwill and indefinite-lived intangible assets on an annual basis. If presently unforeseen events or changes in circumstances arise which indicate that the carrying value of our goodwill or other intangible assets may not be recoverable, we will be required to perform impairment reviews of these assets. An impairment review could result in a write-down of all or a portion of these assets to their fair values. We intend to perform an annual impairment review during the fourth quarter of each year or more frequently if we believe indicators of impairment exist. In light of the large carrying value associated with our goodwill and intangible assets, any write-down of these assets may result in a significant charge to our condensed consolidated statement of operations in the period any impairment is determined and could cause our stock price to decline.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS, WHICH COULD IMPOSE UNANTICIPATED REQUIREMENTS ON OUR BUSINESS IN THE FUTURE. ANY FAILURE TO COMPLY WITH CURRENT OR FUTURE ENVIRONMENTAL REGULATIONS MAY SUBJECT US TO LIABILITY OR SUSPENSION OF OUR MANUFACTURING OPERATIONS.

We are subject to a variety of international, federal, state and local governmental regulations related to the discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. Increasing public attention has been focused on the environmental impact of semiconductor operations. Although we have not experienced any material adverse effect on our operations from environmental regulations, any changes in such regulations or in their enforcement may impose the need for additional capital equipment or other requirements. If for any reason we fail to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations, we could be subject to substantial liability or our manufacturing operations could be suspended.

We also could face significant costs and liabilities in connection with product take-back legislation. We record a liability for environmental remediation and other environmental costs when we consider the costs to be probable and the amount of the costs can be reasonably estimated. The European Union ("EU") has enacted the Waste Electrical and Electronic Equipment Directive, which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. The deadline for the individual member states of the EU to enact the directive in their respective countries was August 13, 2004 (such legislation, together with the directive, the "WEEE Legislation"). Producers participating in the market became financially responsible for implementing these responsibilities beginning in August 2005. Our potential liability resulting from the WEEE Legislation may be substantial. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan, the cumulative impact of which could be significant.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel, and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and in the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business.

BUSINESS INTERRUPTIONS COULD HARM OUR BUSINESS.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. In addition, business interruption insurance may not be enough to compensate us for losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

SYSTEM INTEGRATION DISRUPTIONS COULD HARM OUR BUSINESS.

We periodically make enhancements to our integrated financial and supply chain management systems. This process is complex, time-consuming and expensive. Operational disruptions during the course of this process or delays in the implementation of these enhancements could impact our operations. Our ability to forecast sales demand, ship products, manage our product inventory and record and report financial and management information on a timely and accurate basis could be impaired while we are making these enhancements.

PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND PREFERRED SHARES RIGHTS AGREEMENT MAY HAVE ANTI-TAKEOVER EFFECTS.

Certain provisions of our Restated Certificate of Incorporation, our Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our board of directors has the authority to issue up to 5 million shares of preferred stock and to determine the price, voting rights, preferences and privileges and restrictions of those shares without the approval of our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, by making it more difficult for a third party to acquire a majority of our stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. We have no present plans to issue shares of preferred stock.

We also have a preferred shares rights agreement with Equiserve Trust Company, N.A., as rights agent, dated as of September 4, 1996, amended and restated on October 18, 1999 and amended as of November 7, 2001 and November 10, 2008, which gives our stockholders certain rights that would likely delay, defer or prevent a change of control of Atmel in a transaction not approved by our board of directors.

OUR FOREIGN PENSION PLANS ARE UNFUNDED, AND ANY REQUIREMENT TO FUND THESE PLANS IN THE FUTURE COULD NEGATIVELY IMPACT OUR CASH POSITION AND OPERATING CAPITAL.

We sponsor defined benefit pension plans that cover substantially all our French and German employees. Plan benefits are managed in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. Pension benefits payable totaled $27 million and $53 million at December 31, 2008 and 2007, respectively. The plans are non-funded, in compliance with local statutory regulations, and we have no immediate intention of funding these plans. Benefits are paid when amounts become due, commencing when participants retire. Cash funding for benefits paid in 2008 was approximately $1 million, and we expect to pay approximately $1 million in 2009. Should legislative regulations require complete or partial funding of these plans in the future, it could negatively impact our cash position and operating capital.

OUR ACQUISITION STRATEGY MAY RESULT IN UNANTICIPATED ACCOUNTING CHARGES OR OTHERWISE ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND RESULT IN DIFFICULTIES IN ASSIMILATING AND INTEGRATING THE OPERATIONS, PERSONNEL, TECHNOLOGIES, PRODUCTS AND INFORMATION SYSTEMS OF ACQUIRED COMPANIES OR BUSINESSES, OR BE DILUTIVE TO EXISTING STOCKHOLDERS.

A key element of our business strategy includes expansion through the acquisitions of businesses, assets, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our skilled engineering workforce or enhance our technological capabilities. Between January 1, 1999 and December 31, 2008, we acquired four companies and certain assets of three other businesses. We continually evaluate and explore strategic opportunities as they arise, including business combination transactions, strategic partnerships, and the purchase or sale of assets, including tangible and intangible assets such as intellectual property. For example, on March 6, 2008, we completed the purchase of Quantum, a developer of capacitive sensing IP and solutions for user interfaces.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses. We have in the past and may in the future experience delays in the timing and successful integration of an acquired company's technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases. Furthermore, these challenges would be even greater if we acquired a business or entered into a business combination transaction with a company that was larger and more difficult to integrate than the companies we have historically acquired.

Acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and later amortization of amounts related to certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. Beginning January 1, 2009, we will be required to adopt Statement of Financial Accounting Standards No, 141(R), "Business Combinations." ("SFAS No. 141(R)"). We expect that SFAS No. 141(R) will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date.

Acquisitions or asset purchases made entirely or partially for cash may reduce our cash reserves. We may seek to obtain additional cash to fund an acquisition by selling equity or debt securities. Any issuance of equity or convertible debt securities may be dilutive to our existing stockholders.

We cannot assure you that we will be able to consummate any pending or future acquisitions or that we will realize any anticipated benefits from these acquisitions. We may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms, and any decline in the price of our common stock may make it significantly more difficult and expensive to initiate or consummate additional acquisitions.

We are required under generally accepted accounting principles to test goodwill for possible impairment on an annual basis and at any other time that circumstances arise indicating the carrying value may not be recoverable. At December 31, 2008, we had $51 million of goodwill. We completed our annual test of goodwill impairment in the fourth quarter of 2008 and concluded that we did not have any impairment at that time. However, if we continue to see deterioration in the global economy and the current market conditions in the semiconductor industry worsen, the carrying amount of our goodwill may no longer be recoverable, and we may be required to record a material impairment charge, which would have a negative impact on our results of operations.

WE MAY NOT BE ABLE TO EFFECTIVELY UTILIZE ALL OF OUR MANUFACTURING CAPACITY, WHICH MAY NEGATIVELY IMPACT OUR BUSINESS.

The manufacture and assembly of semiconductor devices requires significant fixed investment in manufacturing facilities, specialized equipment, and a skilled workforce. If we are unable to fully utilize our own fabrication facilities due to decreased demand, significant shift in product mix, obsolescence of the manufacturing equipment installed, lower than anticipated manufacturing yields, or other reasons, our operating results will suffer. Our inability to produce at anticipated output levels could include delays in the recognition of revenue, loss of revenue or future orders or customer-imposed penalties for failure to meet contractual shipment deadlines.

Our operating results are also adversely affected when we operate at production levels below optimal capacity. Lower capacity utilization results in certain costs being charged directly to expense and lower gross margins. During 2007, we lowered production levels significantly at our North Tyneside, United Kingdom manufacturing facility to avoid building more inventory than we were forecasting orders for. As a result, operating costs for these periods were higher than in prior periods negatively impacting gross margins. We closed our North Tyneside manufacturing facility in the first quarter of 2008. In addition, other Atmel manufacturing facilities could experience similar conditions requiring production levels to be reduced below optimal capacity levels. If we are unable to operate our manufacturing facilities at optimal production levels, our operating costs will increase and gross margin and results from operations will be negatively impacted.

DISRUPTIONS TO THE AVAILABILITY OF RAW MATERIALS CAN DISRUPT OUR ABILITY TO SUPPLY PRODUCTS TO OUR CUSTOMERS, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

The manufacture of semiconductor devices requires specialized raw materials, primarily certain types of silicon wafers. We generally utilize more than one source to acquire these wafers, but there are only a limited number of qualified suppliers capable of producing these wafers in the market. The raw materials and equipment necessary for our business could become more difficult to obtain as worldwide use of semiconductors in product applications increases. We have experienced supply shortages from time to time in the past, and on occasion our suppliers have told us they need more time than expected to fill our orders. Any significant interruption of the supply of raw materials could harm our business.

WE COULD FACE PRODUCT LIABILITY CLAIMS THAT RESULT IN SIGNIFICANT COSTS AND DAMAGE TO REPUTATION WITH CUSTOMERS, WHICH WOULD NEGATIVELY IMPACT OUR OPERATING RESULTS.

All of our products are sold with a limited warranty. However, we could incur costs not covered by our warranties, including additional labor costs, costs for replacing defective parts, reimbursement to customers for damages incurred in correcting their defective products, costs for product recalls or other damages. These costs could be disproportionately higher than the revenue and profits we receive from the sales of these devices.

Our products have previously experienced, and may in the future experience, manufacturing defects, software or firmware bugs, or other similar defects. If any of our products contain defects or bugs, or has reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales or shipment of our products to our customers.

We have implemented significant quality control measures to mitigate this risk; however, it is possible that products shipped to our customers will contain defects or bugs. In addition, these problems may divert our technical and other resources from other development efforts. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional costs or delay shipments for revenue which would negatively affect our business, financial condition and results of operations.

THE OUTCOME OF CURRENTLY ONGOING AND FUTURE AUDITS OF OUR INCOME TAX RETURNS, BOTH IN THE U.S. AND IN FOREIGN JURISDICTIONS, COULD HAVE AN ADVERSE EFFECT ON OUR NET (LOSS) INCOME AND FINANCIAL CONDITION.

We are subject to continued examination of our income tax returns by the Internal Revenue Service and other foreign/domestic tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. While we believe that the resolution of these audits will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to significant uncertainties. If we are unable to obtain agreements with the tax authority on the various proposed adjustments, there could be an adverse material impact on our results of operations, cash flows and financial position.

IF WE ARE UNABLE TO COMPLY WITH ECONOMIC INCENTIVE TERMS IN CERTAIN GOVERNMENT GRANTS, WE MAY NOT BE ABLE TO RECEIVE OR RECOGNIZE GRANT BENEFITS OR WE MAY BE REQUIRED TO REPAY GRANT BENEFITS PREVIOUSLY PAID TO US AND RECOGNIZE RELATED CHARGES, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL POSITION.

We receive economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. For example, in the three months ended March 31, 2008, we repaid $40 million of government grants as a result of closing our North Tyneside manufacturing facility. In addition, we may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to our plans for headcount, project spending, or capital investment relative to target levels agreed with government agencies at any of these specific locations. If we are unable to comply with any of the covenants in the grant agreements, our results of operations and financial position could be materially adversely affected.

CURRENT AND FUTURE LITIGATION AGAINST US COULD BE COSTLY AND TIME CONSUMING TO DEFEND.

We are subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management's attention and resources, which may seriously harm our business, results of operations, financial condition and liquidity.

For example, in October 2008, officials of the EU Commission (the "Commission") conducted an inspection at the offices of one of our French subsidiaries. We have been informed that the Commission was seeking evidence of potential violations by us or our subsidiaries of the EU's competition laws in connection with the Commission's investigation of suppliers of integrated circuits for smart cards. We are cooperating with the Commission's investigation and have not received any specific findings, monetary demand or judgment through the date of filing. We are not aware of any evidence identified as of the date of filing that would cause management to conclude that there has been a probable violation of the relevant articles of the EC Treaty or EEA Agreement resulting from the acts of any of the current or prior employees of ours. As a result, we have not recorded any provision in our financial statements related to this matter. We are currently under investigation and a determination by the Commission that we or our subsidiaries have infringed the EU's competition laws could lead to the imposition of significant fines and penalties that could have a material effect on our financial condition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

At December 31, 2008, we owned the major facilities described below:

Number of Buildings	Location	Total Square Feet	Use
1	San Jose, California	291,000	Headquarters offices, research and development, sales and marketing, product design, final product testing
6	Colorado Springs, Colorado	603,000	Wafer fabrication, research and development, marketing, product design, final product testing
5	Rousset, France	815,000	Wafer fabrication, research and development, marketing, product design, final product testing
4	Heilbronn, Germany	778,000	Research and development, marketing and product design, primarily leased to other semiconductor companies.
2	Calamba City, Philippines	338,000	Final product testing

In addition to the facilities we own, we lease numerous research and development facilities and sales offices in North America, Europe and Asia. We believe that existing facilities are adequate for our current requirements.

On December 30, 2008, we sold all of the manufacturing equipment associated with our fabrication facility at our Heilbronn, Germany site. We retained all the land and buildings for this facility. We lease the majority of the office and manufacturing space to other semiconductor companies. See Note 16 of Notes to Consolidated Financial Statements for further discussion.

On October 8, 2007, we entered into an agreement to sell our facility at North Tyneside, United Kingdom, which consisted of nine buildings and total square feet of 753,000. We completed the sale of this facility in May 2008. See Note 16 of Notes to Consolidated Financial Statements for further discussion.

In May 2007, we sold our facility at Irving, Texas, a wafer fabrication facility consisting of 39 acres of land, the fabrication facility building, and related offices, and remaining equipment. We retained an additional 17 acres of undeveloped land offered for sale. See Note 16 of Notes to Consolidated Financial Statements for further discussion.

We do not identify facilities or other assets by operating segment. Each facility serves or supports multiple products and our product mix changes frequently.

ITEM 3. *LEGAL PROCEEDINGS*

Atmel currently is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

In August 2006, the Company received Information Document Requests from the Internal Revenue Service ("IRS") regarding the Company's investigation into misuse of corporate travel funds and investigation into backdating of stock options. The Company cannot predict how long it will take or how much more time and resources it will have to expend to resolve these government inquiries, nor can the Company predict the outcome of them. Other IRS matters are discussed in the section regarding Income Tax Contingencies.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. The suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. On defendants' motions, this consolidated amended complaint was dismissed with leave to amend, and a second consolidated amended complaint was filed in August 2007. Atmel and the individual defendants moved to dismiss the second consolidated amended complaint on various grounds. On February 20, 2008, a seventh stockholder derivative lawsuit was filed in the U.S. District Court for the Northern District of California, which alleged the same causes of action that were alleged in the second consolidated amended complaint. This seventh suit was consolidated with the already-pending consolidated federal action and was served on the Company on May 5, 2008. In June 2008, the federal district court denied the Company's motion to dismiss for failure to make a demand on the board, and granted in part and denied in part motions to dismiss filed by the individual defendants. Discovery in the case is commencing but no trial date has been set. The state derivative cases have also been consolidated. In April 2007, a consolidated derivative complaint was filed in the state court action, and the Company moved to stay it. The court granted Atmel's motion to stay on June 14, 2007. In February 2009, the court denied a motion by the plaintiffs to lift the stay.

In January 2007, Quantum World Corporation ("Quantum World") filed a patent infringement suit in the United States District Court, Eastern District of Texas naming Atmel as a co-defendant, along with Lenovo (United States) Inc., Lenovo Group Limited, Winbond Electronics Corporation and Winbond Electronics Corporation America (collectively "Winbond"), National Semiconductor, and IBM Corporation ("IBM"). The plaintiff claimed that the asserted patents allegedly cover certain true random number generators interfaced to general purpose computers and that the patents were infringed by the manufacture, use importation and offer for sale of certain Atmel and other products. In December 2008, the plaintiff settled with Atmel and IBM, and the claims against the Company were dismissed with prejudice on January 15, 2009. In December 2008, co-defendant Lenovo (United States), Inc. ("Lenovo") filed a motion to enlarge the time allowed to amend its answer in order to add cross-claims for indemnification against the Company and Winbond. Lenovo sought to allege a claim for breach of warranty against infringement under the Uniform Commercial Code, and a claim for breach of contractual and/or common law indemnification to indemnify and hold Lenovo harmless from the plaintiff's infringement claims. Lenovo sought unspecified damages, an order requiring indemnification, an order requiring the cross-defendants to seek a license or otherwise protect, indemnify, and hold Lenovo harmless against any injunction or other equitable relief the plaintiff may seek, attorneys' fees and costs for the infringement litigation and the cross-claim, pre-judgment interest, and other relief. The Company and Winbond opposed this motion. In February 2009, Lenovo superseded its motion to enlarge time by filing another motion for leave to amend to allow Lenovo to file a third amended answer, counterclaims against Quantum World, and cross-claims against Atmel and Winbond. The proposed cross-claims against the Company allege a purported breach of a contractual duty to defend Lenovo and a purported breach of an implied warranty under common law and the Uniform Commercial Code, and requests Lenovo's defense costs incurred through January 15, 2009 in the underlying infringement action. The Company intends to vigorously defend against Lenovo's allegations should the court allow Lenovo to assert them.

On September 28, 2007, Matheson Tri-Gas filed suit in Texas state court in Dallas County against the Company. Plaintiff alleges a claim for breach of contract for alleged failure to pay minimum payments under a purchase requirements contract. Matheson seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, Atmel filed its answer denying liability. In July 2008, the Company filed an amended answer, counterclaim and cross claim seeking among other things a declaratory judgment that a termination agreement has cut off any claim by Matheson for additional payments. A trial is currently set in May 2009. The Company intends to vigorously defend this action.

Starting in mid-October, the first of three purported class actions was filed in Delaware Chancery Court against the Company and all current members of its Board of Directors arising out of the unsolicited proposal made on October 1, 2008 by Microchip Technology Inc. ("Microchip") and ON Semiconductor ("ON") to acquire the Company. The first two of these cases, *Kuhn v. Atmel Corp.*, and *Gebhardt v. Atmel Corp.*, were filed before the Atmel board had announced its decision with respect to the Microchip/ON proposal, and contain contradictory allegations regarding whether the offer should have been accepted or rejected. Both include allegations that the individual defendants have breached their fiduciary duties and request various forms of injunctive relief. In mid-November, a third case was filed in Delaware: *Louisiana Municipal Employees Retirement System v. Laub.* Like the other two Delaware cases, *Louisiana Municipal Employees* is a purported class action case, but it does not name the Company as a defendant. *Louisiana Municipal Employees* has only one cause of action, for breach of fiduciary duty, and asks the court to declare that the directors breached their fiduciary duty by refusing to consider the Microchip/ON offer in good faith, to invalidate any defensive measures that have been taken, and to award an unspecified amount of compensatory damages. A motion to consolidate the three Delaware cases is pending. The plaintiffs in the *Louisiana Municipal Employees* action have filed a motion seeking a permanent injunction, or in the alternative, a preliminary injunction, asking the court to declare that a November 10, 2008 amendment to the Company's Amended and Restated Preferred Shares Rights Agreement is invalid, alleging that the definition of the term "Beneficial Ownership" for the number of shares required to trigger the Agreement's rights provision is too vague. A date for a hearing has not been set, but may likely occur, if at all, after briefing on the motion, which is currently set to be completed in late March 2009. In addition, a fourth case arising out of the Microchip/ON proposal, *Zucker v. Laub,* was filed in California, in Santa Clara County Superior Court in mid-November 2008. *Zucker* is styled as both a derivative complaint brought on behalf of the Company and as a purported class action, and does not name the Company as a defendant. *Zucker* divides its breach of fiduciary duty claim into four separate causes of action, and asks, among other things, that the Company be required to establish a committee of "truly independent" directors to evaluate the proposed acquisitions and to repeal any defensive measures that have been taken. The defendants have moved to stay the *Zucker* action in favor of the Delaware actions. The Company intends to vigorously dispute all four of these actions.

In October 2008, a former employee commenced proceedings against Atmel Germany, GmbH, in the Regional Court Mannheim, Germany, seeking monetary damages as compensation for certain inventions allegedly used by the Company and its subsidiaries. The court has scheduled a hearing for April 2009. The Company intends to vigorously defend this action.

On October 9, 2008, the Air Pollution Control Division ("APCD") of the State of Colorado Department of Public Health and Environment issued a Compliance Advisory notice to the Company's Colorado Springs facility for purported visible emissions that allegedly exceeded opacity limits based on its observations on February 1, 2008 and on January 27, 1999, and which were alleged to violate the Company's Colorado Construction Permit Number 91EP793-1 ("Permit") and Colorado air regulations. The Compliance Advisory notice also claims that the Company failed to meet other regulatory requirements and conditions of its Permit. The APCD is seeking administrative penalties and compliance by the Company with the relevant laws and regulations and the terms of its Permit. The Company is cooperating with the government to resolve this matter.

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is traded on The NASDAQ Stock Market's Global Select Market under the symbol "ATML." The last reported price for our stock on January 30, 2009 was $3.34 per share. The following table presents the high and low sales prices per share for our Common Stock as quoted on The NASDAQ Global Select Market for the periods indicated.

	High	Low
Year ended December 31, 2007:		
First Quarter	$6.30	$4.96
Second Quarter	$5.86	$5.00
Third Quarter	$5.99	$4.55
Fourth Quarter	$5.65	$4.31
Year ended December 31, 2008:		
First Quarter	$4.32	$2.96
Second Quarter	$4.47	$3.21
Third Quarter	$4.34	$3.19
Fourth Quarter	$4.55	$2.54

As of January 30, 2009, there were approximately 1,789 stockholders of record of Atmel's Common Stock. Because many of our shares of Common Stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

No cash dividends have been paid on our Common Stock, and we currently have no plans to pay cash dividends in the future.

During the fourth quarter ended December 31, 2008, we did not repurchase our common stock or issue unregistered securities.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables include selected summary financial data for each of our last five years and include adjustments to reflect the classification of the results of our Grenoble, France, subsidiary as Discontinued Operations for the years ended December 31, 2006, 2005 and 2004. See Note 18 to Notes to Consolidated Financial Statements for further discussion. This data should be read in conjunction with Item 8, "Financial Statements and Supplementary Data," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Net revenues	**$1,566,763**	**$1,639,237**	**$1,670,887**	**$1,561,107**	**$1,552,440**
(Loss) income from continuing operations before income taxes(1)(5)(6)	(20,243)	55,709	(73,702)	(62,690)	18,842
(Loss) income from continuing operations	(27,209)	47,885	(98,651)	(49,627)	(5,502)
Income from discontinued operations, net of provision for income taxes	—	—	12,969	16,276	11,874
Gain on sale of discontinued operations, net of provision for income taxes(2)	—	—	100,332	—	—
Net (loss) income	$ (27,209)	$ 47,885	$ 14,650	$ (33,351)	$ 6,372
Basic net (loss) income per share:					
(Loss) income from continuing operations	$ (0.06)	$ 0.10	$ (0.20)	$ (0.10)	$ (0.01)
Income from discontinued operations, net of provision for income taxes	—	—	0.02	0.03	0.02
Gain on sale of discontinued operations, net of provision for income taxes	—	—	0.21	—	—
Net (loss) income	$ (0.06)	$ 0.10	$ 0.03	$ (0.07)	$ 0.01
Weighted-average shares used in basic net (loss) income per share calculations	446,504	477,213	487,413	481,534	476,063
Diluted net (loss) income per share:					
(Loss) income from continuing operations	$ (0.06)	$ 0.10	$ (0.20)	$ (0.10)	$ (0.01)
Income from discontinued operations, net of provision for income taxes	—	—	0.02	0.03	0.02
Gain on sale of discontinued operations, net of provision for income taxes	—	—	0.21	—	—
Net (loss) income	$ (0.06)	$ 0.10	$ 0.03	$ (0.07)	$ 0.01
Weighted-average shares used in diluted net (loss) income per share calculations	446,504	481,737	487,413	481,534	476,063

	As of December 31,				
	2008	2007	2006	2005	2004
Cash and cash equivalents	$ 408,926	$ 374,130	$ 410,480	$ 300,323	$ 346,350
Cash and cash equivalents and short-term investments	440,633	429,947	466,744	348,255	405,208
Fixed assets, net(3)	383,107	579,566	602,290	874,618	1,185,727
Total assets	1,530,654	1,702,753	1,818,539	1,933,936	2,331,236
Long-term debt and capital leases less current portion(4)	13,909	20,408	60,333	133,479	323,950
Stockholders' equity	802,084	823,479	953,894	937,371	1,107,568

(1) We recorded asset impairment charges (recovery) of $8 million, $(1) million, $83 million and $13 million in the years ended December 31, 2008, 2007, 2006 and 2005, respectively, and restructuring charges of $71 million, $13 million, $9 million, and $4 million in the years ended December 31, 2008, 2007, 2006 and 2005, respectively, related to employee termination costs, as well as industry changes and the related realignment of our businesses in response to those changes. We recorded a gain on sale of assets of $33 million in the year ended December 31, 2008 and a loss on sale of assets of $13 million in the year ended December 31, 2005. We also recorded $1 million, $1 million and $30 million in charges for grant repayments in the years ended December 31, 2008, 2007 and 2006, respectively.

(2) On July 31, 2006, we sold our Grenoble, France, subsidiary to e2v technologies plc, a British corporation, for approximately $140 million. We recorded a gain on the sale of approximately $100 million, net of assets transferred, working capital adjustments and accrued income taxes in the year ended December 31, 2006.

(3) Fixed assets, net was reduced (increased) for the respective periods as a result of the impairment charges (recovery) discussed in (1) above. Additionally, we reclassified $35 million in fixed assets to assets held for sale as of December 31, 2006, relating to our Irving, Texas, facilities.

(4) On May 23, 2006, substantially all of the convertible notes outstanding at the time were redeemed for approximately $144 million. The remaining balance of approximately $1 million was called by Atmel in June 2006.

(5) On January 1, 2006, we adopted SFAS No. 123R "Share-Based Payment." It required us to measure all employee stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. As a result, we recorded pre-tax, stock-based compensation expense of $29 million, $17 million and $9 million in the years ended December 31, 2008, 2007 and 2006, respectively, under SFAS No. 123R.

(6) On March 6, 2008, we acquired Quantum Research Group Ltd. ("Quantum") for $96 million. We recorded $24 million in acquisition-related charges in the year ended December 31, 2008.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related "Notes to Consolidated Financial Statements", and "Financial Statement Schedules" and "Supplementary Financial Data" included in this Annual Report on Form 10-K. This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, particularly statements regarding our outlook for 2009, our expectations regarding the effects of exchange rates, our strategic plans, restructuring and other initiatives, and statements regarding our future prospects. Our actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion, and under the caption "ITEM 1A RISK FACTORS," and elsewhere in this Form 10-K. Generally, the words "may," "will," "could," "would," "anticipate," "expect," "intend," "believe," "seek," "estimate," "plan," "view," "continue," the plural of such terms, the negatives of such terms, or other comparable terminology and similar expressions identify forward-looking statements. The information included in this Form 10-K is provided as of the filing date with the SEC and future events or circumstances could differ significantly from the forward-looking statements included herein. Accordingly, we caution readers not to place undue reliance on such statements. Atmel undertakes no obligation to update any forward-looking statements in this Form 10-K.

Overview of 2008 Operating Results

We are a leading designer, developer and manufacturer of a wide range of semiconductor products and intellectual property (IP) products. Our diversified product portfolio includes our proprietary AVR microcontrollers, security and smart card integrated circuits, and a diverse range of advanced logic, mixed-signal, nonvolatile memory and radio frequency devices. Leveraging our broad IP portfolio, we are able to provide our customers with complete system solutions. Our solutions target a wide range of applications in the industrial, consumer electronics, automotive, wireless, communications, computing, storage, security, military and aerospace markets, and are used in products such as mobile handsets, automotive electronics, global positioning systems (GPS) and batteries. We design, develop, manufacture and sell our products.

We develop process technologies to ensure our products provide the maximum possible performance. In the year ended December 31, 2008, we manufactured approximately 93% of our products in our own wafer fabrication facilities.

Our operating segments consist of the following: (1) microcontroller products (Microcontroller); (2) nonvolatile memory products (Nonvolatile Memory); (3) radio frequency and automotive products (RF and Automotive); and (4) application specific integrated circuits (ASICs).

Net revenues decreased to $1,567 million in the year ended December 31, 2008 from $1,639 million in the year ended December 31, 2007, a decrease of $72 million, as global economic weakness translated to customers pushing out or cancelling orders as a result of their own reduced demand. The decrease in net revenues in the year ended December 31, 2008, compared to the year ended December 31, 2007 was primarily due to a decrease of $58 million in our RF and Automotive segment net revenues primarily as a result of reduced shipments for BiCMOS foundry products related to communication chipsets for code-division multiple access ("CDMA") phones of $48 million. ASIC segment net revenues decreased $41 million in the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to a decrease in our custom ASIC products of $24 million. Non-volatile Memory segment net revenue decreased $37 million in the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to reduced demand and lower pricing for Serial EEPROM and Serial Flash products. In addition, our net revenues decreased by an estimated $26 million due to the conversion of certain European distributors to a sell-through revenue model. These decreases were offset in part by an increase in Microcontroller segment net revenues of $64 million primarily due to an increase in AVR net revenues of $48 million, or 15%, and our expanding 32-bit microcontroller business of $16 million, or 30%, in the year ended December 31, 2008, compared to the year ended December 31, 2007.

During the six months ended June 30, 2008, our sales agreements with independent distributors in Europe were accounted for using a "sell-in" revenue recognition model. Sales to these distributors before July 1, 2008 were made under arrangements where pricing was fixed at the time of shipment. In addition, the arrangements did not provide these distributors with allowances such as price protection or right of return upon termination of the agreement. As a result, our policy was to recognize revenue upon shipment to these distributors.

Effective July 1, 2008, we entered into revised agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection, and the right to return products upon termination of the distribution agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, revenues and related costs will be deferred until the products are sold by the distributors to their end customers. We consider that the sale prices are not "fixed or determinable" at the time of shipment to these distributors.

The objective of the conversion to this "sell-through" revenue recognition model is to enable us to better manage end-customer pricing, track design registrations for proprietary products, and improve our visibility into distribution inventory and sales levels. We expect that this conversion will result in improved operating results for us and our distribution partners in the future. Management estimates that the impact of this one-time change lowered net revenues and cost of revenues by $26 million and $13 million, respectively, in the year ended December 31, 2008.

Gross margin improved to 37.7% in the year ended December 31, 2008, compared to 35.4% in the year ended December 31, 2007. The improvement to gross margin has been driven primarily by our strategic restructuring initiatives which included the closure of our North Tyneside fab, process and cost improvements in our Rousset fab and a stronger mix of higher margin microcontroller and other core products.

We continue to take significant actions to improve operational efficiencies and further reduce costs. During the years ended December 31, 2008 and 2007, we incurred $71 million and $13 million, respectively, in restructuring charges related to headcount reductions in our manufacturing operations that we expect will result in lower costs of revenue beginning in the first quarter of 2009. We recorded an impairment charge of $8 million related to the sale of our manufacturing operations in Heilbronn, Germany in the year ended December 31, 2008 and a gain of $33 million on the sale of assets related to North Tyneside, United Kingdom facilities, which were sold during the year.

Provision for income taxes totaled $7 million in the year ended December 31, 2008, compared to $8 million in the year ended December 31, 2007.

Cash provided by operating activities totaled $111 million and $196 million in the years ended December 31, 2008 and 2007, respectively. At December 31, 2008, our cash, cash equivalents and short-term investments totaled $441 million, compared to $430 million at December 31, 2007. Our total debt decreased to $145 million at December 31, 2008 from $163 million at December 31, 2007 due to debt repayments of $18 million. Our current liabilities decreased to $496 million at December 31, 2008 from $621 million at December 31, 2007.

On March 6, 2008, we acquired Quantum Research Group Ltd. ("Quantum") for an initial purchase price of $96 million, subsequently increased to $105 million due to contingent consideration earned. The results of operations of Quantum are included in our Microcontroller segment from the date of acquisition.

During the fourth quarter of 2008, the global economy continued to weaken and the semiconductor industry suffered one of its worst declines on record. Therefore, we have taken actions to continue to focus on high-growth, high margin products as well as to reduce our cost structure. These actions included divesting or closing over 14 product lines, reducing our wafer fab facilities from five to two and reducing our total headcount from approximately 8,000 to 6,000, or over 25%. In response to the severe economic conditions, we are taking numerous actions to reduce our expenses and cash break-even point. We are proposing to accelerate activities to consolidate some of our back-end test operations during 2009 to further reduce our manufacturing costs. We have instituted tighter control discretionary spending and selective hiring for critical positions only. Furthermore, we have taken or plan to take the following major actions:

- Two week wafer manufacturing shutdown worldwide in the first quarter of 2009;
- One week leave for non-manufacturing employees in the first quarter of 2009 and one week in the second quarter of 2009;
- 10% salary cut for our Chief Executive Officer and 7% for the remaining executive team;
- Salary freeze for the rest of our workforce; and
- Suspension of our 401-K match program.

RESULTS OF CONTINUING OPERATIONS

	Years Ended					
	December 31, 2008		December 31, 2007		December 31, 2006	
	(In thousands, except percentage of net revenues)					
Net revenues	$1,566,763	100.0%	$1,639,237	100.0%	$1,670,887	100.0%
Gross profit	590,540	37.7%	580,231	35.4%	562,118	33.6%
Research and development	260,310	16.6%	272,041	16.6%	289,108	17.3%
Selling, general and administrative	273,196	17.4%	242,811	14.8%	213,641	12.8%
Acquisition-related charges	23,614	1.5%	—	—	—	—
Charges for grant repayments	718	—	1,464	0.1%	30,034	1.8%
Restructuring charges	71,324	4.6%	13,239	0.8%	8,729	0.5%
Asset impairment charges (recovery)	7,969	0.5%	(1,057)	(0.1)%	82,582	4.9%
Gain on sale of assets	(32,654)	(2.1)%	—	—	—	—
(Loss) income from operations	$ (13,937)	(0.9)%	$ 51,733	3.2%	$ (61,976)	(3.7)%

Net Revenues

Net revenues decreased to $1,567 million in the year ended December 31, 2008 from $1,639 million in the year ended December 31, 2007, a decrease of $72 million, as global economic weakness translated to customers pushing out or cancelling orders as a result of their own reduced demand. The decrease in net revenues in the year ended December 31, 2008, compared to the year ended December 31, 2007 was primarily due to a decrease of $58 million in our RF and Automotive segment net revenues primarily as a result of reduced shipments for BiCMOS foundry products related to communication chipsets for code-division multiple access ("CDMA") phones of $48 million. ASIC segment net revenues decreased $41 million in the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to a decrease in our custom ASIC products of $24 million. Non-volatile Memory segment net revenue decreased $37 million in the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to reduced demand and lower pricing for Serial EEPROM and Serial Flash products. In addition, our net revenues decreased by an estimated $26 million due to the conversion of certain European distributors to a sell-through revenue model. These decreases were offset in part by an increase in Microcontroller segment net revenues of $64 million primarily due to an increase in AVR net revenues of $48 million, or 15%, and our expanding 32-bit microcontroller business of $16 million, or 30%, in the year ended December 31, 2008, compared to the year ended December 31, 2007.

Net revenues decreased to $1,639 million in the year ended December 31, 2007 from $1,671 million in the year ended December 31, 2006, a decrease of $32 million, primarily as a result of declines in our RF and Automotive and ASIC segments, partially offset by growth in our Microcontroller segment. Net revenues for our ASIC and Nonvolatile Memory segments remained flat or declined slightly during the year ended December 31, 2007, compared to the year ended December 31, 2006. The decrease in net revenues in the RF and Automotive segment is primarily due to a decrease in net revenues of $92 million for BiCMOS foundry products related to a decline in orders from a significant customer for communication chipsets for CDMA phones. The decrease in net revenues in the ASIC segment is primarily due to reduced shipments of lower margin commodity telecommunication-market products. Microcontroller segment revenues were $458 million for the year ended December 31, 2007, an increase of 12% from the $408 million reported for the year ended December 31, 2006. Our proprietary AVR microcontroller product revenues were $320 million during 2007, up 18% from $271 million recorded in 2006. The increase in revenues for Microcontrollers were driven by significant new designs in consumer, wireless handset, and industrial market applications.

Average exchange rates utilized to translate foreign currency net revenues in Euro were approximately 1.48 and 1.36 Euro to the dollar in the years ended December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, changes in foreign exchange rates had a favorable impact on net revenues. Had average exchange rates remained the same during the year ended December 31, 2008 as the average exchange rates in effect for the year ended December 31, 2007, our reported net revenues for the year ended December 31, 2008 would have been $28 million lower.

Net Revenues — By Operating Segment

Our net revenues by operating segment are summarized as follows (in thousands, except percentages):

Segment	2008	% of Net Revenues	Change from 2007	% Change from 2007
	(In thousands, except percentage of net revenues)			
Microcontroller	$ 522,635	33%	$ 64,407	14%
Nonvolatile Memory	339,239	22%	(37,436)	(10)%
RF and Automotive	250,219	16%	(58,300)	(19)%
ASIC	454,670	29%	(41,145)	(8)%
Net revenues	$1,566,763	100%	$(72,474)	(4)%

Segment	2007	% of Net Revenues	Change from 2006	% Change from 2006
Microcontroller	$ 458,228	28%	$ 49,834	12%
Nonvolatile Memory	376,675	23%	1,356	0%
RF and Automotive	308,519	19%	(76,957)	(20)%
ASIC	495,815	30%	(5,883)	(1)%
Net revenues	$1,639,237	100%	$(31,650)	(2)%

Segment	2006	% of Net Revenues
Microcontroller	408,394	24%
Nonvolatile Memory	375,319	22%
RF and Automotive	385,476	23%
ASIC	501,698	30%
Net revenues	$1,670,887	100%

Net revenues for the year ended December 31, 2006 have been adjusted to reflect the divestiture of our Grenoble, France, subsidiary. Net revenues from the Grenoble subsidiary of $80 million for the year ended December 31, 2006 are excluded from consolidated net revenues and are reclassified to Results from Discontinued Operations. See Note 18 to Notes to Consolidated Financial Statements in Item 8 for further discussion.

Microcontroller

Microcontroller segment net revenues increased 14% to $523 million in the year ended December 31, 2008 from $458 million in the year ended December 31, 2007. This increase was primarily due to new customer designs utilizing our proprietary AVR microcontroller products, our new QTouch touchscreen products, and our ARM-based microcontroller products. AVR microcontroller revenue grew $48 million or 15% in the year ended December 31, 2008, compared to the year ended December 31, 2007. ARM-based microcontroller products revenue increased $15 million or 28% in the year ended December 31, 2008 from the year ended December 31, 2007. Net revenues for microcontroller products have increased due to gains in the 8-bit microcontroller market and ARM-based microcontrollers, growth in the overall microcontroller market including recent high volume customer applications in the consumer and industrial markets, and improved delivery times resulting from higher inventory levels. Our 32-bit microcontroller business also grew 30% in the year ended December 2008, compared to the year ended December 31, 2007. Overall demand for microcontrollers is driven by increased use of embedded control systems in consumer, industrial and automotive products.

On a non-GAAP basis, microcontroller net revenues would have increased by approximately 18% or $82 million to $540 million in the year ended December 31, 2008, after considering an adjustment of $17 million for the estimated impact of the conversion of certain European distributors to a "sell-through" revenue model in the year ended December 31, 2008.

To supplement our Microcontroller segment financial results presented in accordance with GAAP, the preceding sentence includes non-GAAP Microcontroller segment net revenues for the year ended December 31, 2008, which are adjusted from Microcontroller segment net revenues presented in accordance with GAAP to exclude the adjustment of $17 million related to the conversion of certain distributors in Europe to a "sell-through" model. Management believes that this non-GAAP financial measure reflects an additional and useful way of viewing aspects of our operations that, when viewed in conjunction with our GAAP results, provides a more comprehensive understanding of the various factors and trends affecting our business and operations.

We have used non-GAAP Microcontroller segment net revenues in the year ended December 31, 2008 for internal purposes and believes that this non-GAAP financial measure provides meaningful supplemental information regarding operational and financial performance. Management uses this non-GAAP financial measure for strategic and business decision making, internal budgeting, forecasting and resource allocation processes.

We believe that providing this non-GAAP financial measure, in addition to the GAAP financial results, is useful to investors because the non-GAAP financial measure allows investors to see our results "through the eyes" of management as this non-GAAP financial measure reflects our internal measurement processes. Management believes that this non-GAAP financial measure enables investors to better assess changes in a key element of our operating results across different reporting periods on a consistent basis. Thus, management believes that this non-GAAP financial measure provides investors with another method for assessing our operating results in a manner that is focused on the performance of our ongoing operations. In addition, this non-GAAP financial measure facilitates comparisons to our historical operating results and to competitors' operating results.

There are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. In addition, non- GAAP financial measures may be limited in value because they exclude certain items that may have a material impact upon our reported financial results. Management compensates for these limitations by providing investors with reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for or superior to the most directly comparable GAAP financial measures. Non-GAAP financial measures supplement, and should be viewed in conjunction with, GAAP financial measures.

Microcontroller segment net revenues increased 12% to $458 million in the year ended December 31, 2007 from $408 million in the year ended December 31, 2006. This increase was primarily due to new customer designs utilizing both our proprietary AVR microcontroller products as well as our ARM-based microcontroller products. AVR microcontroller revenue grew $49 million or 18% in the year ended December 31, 2007, compared to results for the year ended December 31, 2006. ARM-based microcontroller products revenue increased $12 million or 27% in the year ended December 31, 2007 from the year ended December 31, 2006. Net revenues for microcontroller products increased due to gains in the 8-bit microcontroller market and ARM-based microcontrollers, growth in the overall microcontroller market including recent high volume customer applications in the consumer and industrial markets, and improved delivery times resulting from higher inventory levels and increased test capacity added during the first half of 2006. Overall demand for microcontrollers is driven by increased use of embedded control systems in consumer, industrial and automotive products.

Nonvolatile Memory

Nonvolatile memory segment net revenues decreased 10% to $339 million in the year ended December 31, 2008 from $377 million in the year ended December 31, 2007. This decrease was primarily due to a reduction of Serial EEPROM and Serial Flash product sales due to reduced demand and increased pricing pressure. Market for our nonvolatile memory products are more competitive than other markets we sell in, and as a result, our memory products are subject to greater declines in average selling prices than products in our other segments.

Nonvolatile memory segment net revenues increased less than 1% to $377 million in the year ended December 31, 2007 from $375 million in the year ended December 31, 2006. Within this segment, revenues increased $16 million or 7% for Serial EEPROM-based product revenues and $5 million or 7% in Serial Flash product revenues, partially offset by reduced shipments of lower margin commodity flash memory products, which decreased revenues by $14 million or 34%. Markets for our nonvolatile memory products are more competitive than many other markets we sell in, and as a result, our memory products are subject to greater declines in average selling prices compared to product pricing in our other segments. Competitive pressures and rapid obsolescence of products are among several factors that caused continued pricing declines in 2007. While pricing for Serial EEPROM-based products remained steady, unit shipments increased by 10%, compared to unit shipments for the year ended December 31, 2006.

RF and Automotive

RF and Automotive segment net revenues decreased 19% to $250 million in the year ended December 31, 2008 from $309 million in the year ended December 31, 2007. This decrease was primarily due to reduced shipment quantities for BiCMOS foundry products related to communication chipsets for CDMA phones and other automotive products. Net revenues for BiCMOS foundry products decreased $48 million or 51% and other automotive products decreased $10 million or 5% in the year ended December 31, 2008 from the year ended December 31, 2007. The remainder of the decrease came from our CDMA foundry business which we exited during the year ended December 31, 2008.

RF and Automotive segment net revenues decreased 20% to $309 million in the year ended December 31, 2007 from $385 million in the year ended December 31, 2006. This decrease was primarily due to reduced shipment quantities for BiCMOS foundry products related to communication chipsets for CDMA phones and mixed signal products, partially offset by growth in other automotive products. Net revenues for BiCMOS foundry products decreased $92 million or 50% in the year ended December 31, 2007 from the year ended December 31, 2006, offset in part by a $29 million or 23% increase from other automotive products. BiCMOS foundry product revenues related to CDMA chipsets represented approximately 4% of revenues for the twelve months ended December 31, 2007 compared to 9% of net revenues for the twelve months ended December 31, 2006.

ASIC

ASIC segment net revenues decreased 8% to $455 million in the year ended December 31, 2008 from $496 million in the year ended December 31, 2007. This decrease was primarily a result of lower net revenues for Crypto Memory products of $14 million, or 27%, a decrease of custom ASIC products of $24 million, or 12%, and a decrease in Smart Card products of $3 million, or 2%. These decreases were offset by an increase in our aerospace products of $6 million, or 11%. The decline in Smart card products is primarily due to reduced shipments of lower margin commodity telecommunication products.

ASIC segment net revenues decreased 1% to $496 million in the year ended December 31, 2007 from $502 million in the year ended December 31, 2006. This decrease was primarily due to declines in smart card product revenues of 6% and imaging product revenues of 94%, partially offset by an increase in revenues for Crypto Memory products of 157%. The decline in Smart Card products is primarily due to reduced shipments as we reduced our exposure to the lower margin telecom market. The decline in revenues from imaging products resulted from our decision to exit this business, which was completed in the third quarter of 2007. The increase in Crypto Memory products resulted from increased adoption by customers and significant new design wins in the personal computer market experienced during 2007.

Net Revenues by Geographic Area

Our net revenues by geographic areas (attributed to countries based on delivery locations) are summarized as follows: (see Note 14 of Notes to Consolidated Financial Statements for further discussion).

Region	2008	Change from 2007	% Change from 2007	2007	Change from 2006	% Change from 2006	2006
			(In thousands, except percentages)				
Asia	$ 754,123	$(73,295)	(9)%	$ 827,418	$(46,808)	(5)%	$ 874,226
Europe	568,671	(2,805)	0%	571,476	30,222	6%	541,254
United States	221,351	1,810	1%	219,541	(21,838)	(9)%	241,379
Other*	22,618	1,816	9%	20,802	6,774	48%	14,028
Total net revenues	$1,566,763	$(72,474)	(4)%	$1,639,237	$(31,650)	(2)%	$1,670,887

* Primarily includes South Africa, and Central and South America

Net revenues outside the United States accounted for 86%, 87% and 86% of our net revenues in the years ended December 31, 2008, 2007 and 2006, respectively.

Our net revenues in Asia decreased $73 million, or 9%, in the year ended December 31, 2008, compared to the year ended December 31, 2007 and decreased $47 million or 5% in the year ended December 31, 2007, compared to the year ended December 31, 2006. These year over year decreases were primarily due to reduced shipment for BiCMOS foundry products related to communication chipsets for CDMA phones of $48 million and $92 million in the years ended December 31, 2008 and 2007, respectively. These decreases were offset in part by increased shipments of AVR microcontrollers, as well as Serial Flash and Serial EEPROM products.

Our net revenues in Europe decreased $3 million, or less than 1%, in the year ended December 31, 2008, compared to the year ended December 31, 2007, primarily due to lower volume shipments of Smart Card and Automotive products. Our net revenues in Europe increased $30 million, or 6%, in the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily due to both higher volume shipments of ARM-based microcontrollers and automotive products, partially offset by reductions in Smartcard shipments.

Our net revenues in the United States increased by $2 million, or 1%, in the year ended December 31, 2008, compared to the year ended December 31, 2007 and decreased $22 million, or 9% in the year ended December 31, 2006, compared to the year ended December 31, 2006. This decrease was primarily due to United States-based customers continuing to redirect deliveries from domestic operations to lower cost overseas operations, as well as reduced shipments to United States-based distributors.

While revenues in Asia declined in 2008 compared to 2007 and declined in 2007 compared to 2006, we expect that Asia revenues will grow more rapidly than other regions in the future. Revenues in Asia may be impacted in the future as we refine our distribution strategy and optimize our distributor base in Asia. It may take time for us to identify financially viable distributors and help them develop high quality support services. There can be no assurances that we will be able to manage this optimization process in an efficient and timely manner.

Revenues and Costs — Impact from Changes to Foreign Exchange Rates

Changes in foreign exchange rates, primarily the Euro, have had a significant impact on our net revenues and operating costs. Net revenues denominated in foreign currencies, primarily the Euro, were approximately 23%, 22% and 19% in the years ended December 31, 2008, 2007 and 2006, respectively. Net revenues in Euros amounted to approximately 22%, 21% and 18% of net revenues in the years ended December 31, 2008, 2007 and 2006, respectively. Net revenues in Japanese yen amounted to approximately 1% in the years ended December 31, 2008, 2007 and 2006, respectively.

Average annual exchange rates utilized to translate foreign currency revenues and expenses in euro were approximately 1.48, 1.36 and 1.25 Euro to the dollar in the years ended December 31, 2008, 2007 and 2006, respectively.

During the year ended December 31, 2008, changes in foreign exchange rates had an unfavorable impact on operating costs and loss from operations. Had average exchange rates remained the same during the year ended December 31, 2008 as the average exchange rates in effect for the year ended December 31, 2007, our reported revenues for the year ended December 31, 2008 would have been approximately $28 million lower. However, our foreign currency expenses exceed foreign currency revenues. For the years ended December 31, 2008 and 2007, 47% and 51% of our operating expenses, respectively, were denominated in foreign currencies, primarily the Euro. Had average exchange rates for the year ended December 31, 2008 remained the same as the average exchange rates for the year ended December 31, 2007, our operating expenses would have been approximately $52 million lower (cost of revenues of $32 million; research and development expenses of $14 million; and sales, general and administrative expenses of $6 million). The net effect resulted in an increase to loss from operations of approximately $24 million in the year ended December 31, 2008 as a result of unfavorable exchange rates when compared to the year ended December 31, 2007. We expect to take additional actions in the future to reduce this exposure. However, there can be no assurance that we will be able to reduce the exposure to additional unfavorable changes to exchanges rates and the results on gross margin.

Had average exchange rates remained the same during the year ended December 31, 2007 as the average exchange rates in effect for the year ended December 31, 2006, our reported revenues for the year ended December 31, 2007 would have been approximately $27 million lower. However, our foreign currency expenses exceed foreign currency revenues. For the year ended December 31, 2007, 51% of our operating expenses were denominated in foreign currencies, primarily the euro. Had average exchange rates for the year ended December 31, 2007 remained the same as the average exchange rates for year ended December 31, 2006, our operating expenses would have been approximately $65 million lower (cost of revenues of $41 million; research and development expenses of $17 million; and sales, general and administrative expenses of $7 million). The net effect resulted in a decrease to income from operations of approximately $38 million in the year ended December 31, 2007 as a result of unfavorable exchange rates when compared to the year ended December 31, 2006.

Cost of Revenues and Gross Margin

We develop our own manufacturing process technologies to ensure our products provide the maximum possible performance. In the year ended December 31, 2008, we manufactured approximately 93% of our products in our own wafer fabrication facilities.

Our cost of revenues includes the costs of wafer fabrication, assembly and test operations, changes in inventory reserves and freight costs. Our gross margin as a percentage of net revenues fluctuates depending on product mix, manufacturing yields, utilization of manufacturing capacity, and average selling prices, among other factors.

Gross margin improved to 37.7% in the year ended December 31, 2008, compared to 35.4% and 33.6% in the years ended December 31, 2007 and 2006, respectively. The improvement in gross margin has been driven primarily by our strategic restructuring initiatives which included the closure of our North Tyneside, UK fab, process and cost improvements in our Rousset fab and a stronger mix of higher margin microcontroller and other core products. Manufacturing utilization improvements result primarily from higher production levels at our Colorado Springs, United States and Rousset, France fabrication facilities following the closure of our North Tyneside, UK facility in the second quarter of 2008. Our gross margin for the year ended December 31, 2008 was also favorably impacted by a $4 million pension benefit adjustment, which decreased cost of revenues, related to the reduction of pension liability and the release of the related accumulated other comprehensive income as a result of the sale of our manufacturing operations in Heilbronn, Germany, which was completed in December 2008. Gross margin improvements in the year ended December 31, 2007, compared to the year ended December 31, 2006, primarily resulted from lower depreciation expense related to our decision to sell our North Tyneside, UK facility, as well as a more favorable mix of higher margin products sold, and improved manufacturing yields. However, our gross margins were negatively impacted in the year ended December 31, 2007 by a significant change in foreign currency exchange rates (primarily the US dollar weakening when compared to the Euro) as well as lower factory utilization rates, primarily for our North Tyneside, UK facility. Gross margin was also impacted by higher inventory write downs of $16 million in the year ended December 31, 2008, compared to $9 million and $8 million in the years ended December 31, 2007 and 2006, respectively.

We receive economic assistance grants in some locations as an incentive to achieve certain hiring and investment goals related to manufacturing operations, the benefit for which is recognized as an offset to related costs. We recognized a reduction to cost of revenues for such grants of $2 million, $2 million and $10 million in the years ended December 31, 2008, 2007 and 2006, respectively.

Research and Development

Research and development ("R&D") expenses decreased by 4%, or $12 million, to $260 million in the year ended December 31, 2008 from $272 million in the year ended December 31, 2007. In the year ended December 31, 2008, we continued to reduce spending on non-core product development programs and focus on spending on fewer, higher return projects, mostly related to Microcontroller and Touchscreen related products. We have also reduced spending on proprietary process development, as we expect to utilize more industry standard processes in future periods. Research and development expense decreased primarily due to a decrease in spending on development wafers used in technology development of $15 million, design software costs of $5 million and increased grant proceeds of $4 million, offset in part by an increase in stock-based compensation expense of $7 million and higher mask costs for new products of $2 million. R&D expenses, including the items described above, in the year ended December 31, 2008 were unfavorably impacted by approximately $14 million due to foreign exchange rate fluctuations, compared to the rates in effect and the related expense incurred in the year ended December 31, 2007. As a percentage of net revenues, R&D expenses totaled 17% for both the years ended December 31, 2008 and 2007, respectively.

R&D expenses decreased by 6% to $272 million in the year ended December 31, 2007 from $289 million in the year ended December 31, 2006. Research and development expense decreased as we reduced spending on non-core product development programs and related product wafers. This decrease was primarily related to a decrease in the number of development wafers used in technology development, which costs totaled $9 million, lower depreciation and amortization expense of $10 million, higher research grant and non-recurring engineering ("NRE") funding benefits of $7 million, offset in part by an increase in stock-based compensation expense of $2 million. R&D

expenses, including the items described above, in the year ended December 31, 2007 were unfavorably impacted by approximately $17 million due to foreign exchange rate fluctuation. As a percentage of net revenues, R&D expenses totaled 17% for both the years ended December 31, 2007 and 2006, respectively.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. In the year ended December 31, 2006, R&D expenses were reclassified to Results from Discontinued Operations, totaling approximately $6 million, which were previously reported in our ASIC segment.

We have continued to invest in developing a variety of product areas and process technologies, including embedded CMOS technology, logic and nonvolatile memory to be manufactured at 0.13 and 0.09 micron line widths, as well as investments in SiDe BiCMOS technology to be manufactured at 0.18 micron line widths. We have also continued to purchase or license technology when necessary in order to bring products to market in a timely fashion. We believe that continued strategic investments in process technology and product development are essential for us to remain competitive in the markets we serve. We are continuing to re-focus our R&D resources on fewer, but more profitable development projects.

We receive R&D grants from various European research organizations, the benefit of which is recognized as an offset to related research and development costs. We recognized benefits of $22 million, $18 million and $15 million in the years ended December 31, 2008, 2007 and 2006, respectively.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses increased 12%, or $30 million, to $273 million in the year ended December 31, 2008 from $243 million in the year ended December 31, 2007. In the year ended December 31, 2008, we added critical resources to our sales, marketing, IT systems, and legal functions to ensure we are adequately resourced to support future growth. As a result, SG&A expenses increased in the year ended December 31, 2008 due to higher salaries and benefits of $13 million and an increase in stock-based compensation of $3 million. In addition, SG&A expenses increased due to higher legal fees and settlement costs of $6 million and an increase in bad debt expense of $13 million. The bad debt expense included $12 million related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor. SG&A expenses, including the items described above, in the year ended December 31, 2008 were unfavorably impacted by approximately $6 million due to foreign exchange rate fluctuations, compared to rates in effect and the related expense incurred in the year ended December 31, 2007. SG&A expenses totaled 17% and 15% for the years ended December 31, 2008 and 2007, respectively.

SG&A expenses increased 14% to $243 million in the year ended December 31, 2007 from $214 million in the year ended December 31, 2006. This increase was primarily due to increased professional fees of $17 million related to legal and accounting services incurred during the restatement process and subsequent special stockholder meeting in May 2007, as well as increased employee salaries and benefits of $4 million, and an increase in stock option compensation charges of $5 million, partially offset by a decrease in litigation settlement costs of $7 million compared to 2006. SG&A expenses, including the items described above, in the year ended December 31, 2007 were unfavorably impacted by approximately $7 million compared to 2006 due to foreign exchange rate fluctuation. SG&A expenses totaled 15% and 13% for the years ended December 31, 2007 and 2006, respectively.

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation. For the year ended December 31, 2006, we reclassified $4 million of SG&A expense to Results from Discontinued Operations, respectively, which was previously reported in our ASIC segment.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123R, "Share-Based Payment." SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award which is computed using a Black-Scholes option valuation model, and is recognized as expense over the employee's requisite service period. The fair value of a restricted stock unit is equivalent to the market price of our common stock on the measurement date.

Stock-based compensation expense under SFAS 123R was $29 million, $17 million and $9 million in the years ended December 31, 2008, 2007 and 2006, respectively. Stock-based compensation expense increased in the year ended December 31, 2008 primarily due to annual stock option and restricted stock unit replenishment grants, performance-based restricted stock units and retention awards for certain key executives and employees.

Charges for Grant Repayments

In the fourth quarter of 2006, we announced our intention to close our design facility in Greece and sell our manufacturing facility in North Tyneside, United Kingdom. We recorded a charge of $30 million in the fourth quarter of 2006 associated with the expected repayment of subsidy grants previously received and recognized related to grant agreements with government agencies at these locations. The proceeds of the subsidy grants were originally recorded as either a reduction of cost of revenues or research and development expense when they were recognized during the period from 2001 to 2006. These grant repayments were repaid in full in January 2008. In each of the years ended December 31, 2008 and 2007, we recorded additional accrued interest of $1 million related to grant repayments for other grant proceeds which are expected to be repaid in future periods. All of these charges have been included in "Charges for Grant Repayments" in the consolidated statements of operations.

We receive economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. In addition, we may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to our plans for headcount, project spending, or capital investment at any of these specific locations. If we are unable to comply with any of the covenants in the grant agreements, our results of operations and financial position could be materially adversely affected. See Note 15 to Notes to Consolidated Financial Statements for further discussions.

Asset Impairment Charges (Recovery) and Gain on Sale of Assets

Under SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"), we assess the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that we may not be able to recover the asset's carrying amount. We measure the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. We report assets to be disposed of by sale as held for sale and recognize those assets and liabilities on the consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

The table below summarizes the asset impairment charges (recovery) for our wafer fabrication facilities by location included in the consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Heilbronn, Germany	$7,969	$ —	$ —
North Tyneside, United Kingdom	—	(1,057)	72,277
Irving, Texas	—	—	10,305
Total asset impairment charges (recovery)	$7,969	$(1,057)	$82,582

The following table summarizes the gain on sale of assets for our wafer fabrication facilities by location included in the consolidated statements of operations for the year ended December 31, 2008:

	Year Ended December 31, 2008
	(In thousands)
Heilbronn, Germany	$ (2,706)
North Tyneside, United Kingdom	(29,948)
Total gain on sale of assets	$(32,654)

No gains or losses on sale of assets were recorded for the years ended December 31, 2007 and 2006.

Heilbronn, Germany

We previously announced our intention to sell our wafer fabrication facility in Heilbronn, Germany in December 2006. Subsequently, we decided to sell only the manufacturing operations related to the fabrication facility. In December 2008, we completed the sale of our manufacturing operations to Tejas Silicon Holding Limited ("TSI"). TSI acquired from us certain fixed assets, inventory and spare parts while assuming certain employee-related liabilities, including pension obligations. In connection with the sale, we also licensed certain process technology to TSI, which is valued at $3 million. We are committed to purchase from TSI a certain amount of wafers for three years commencing from the closing date of the sale. The total proceeds were nominal as the balance of the liabilities that TSI assumed approximated the value of the assets and rights to the license for process technology it acquired from us. We recorded an impairment charge of $8 million in the year ended December 31, 2008, calculated as the difference between the estimated fair value of approximately $7 million, less selling costs related to legal, commissions and other direct incremental costs of $5 million, compared to a carrying value of approximately $10 million. We also recorded a gain upon the completion of the sale of $3 million in the year ended December 31, 2008. In connection with the sale, we also entered into an agreement to provide transition services for administrative support to TSI for a period of six months from the closing date of the sale. We recorded a charge of $1 million, included as a component of the loss on sale, which represents the fair value of the transition services. The value of the assets and liabilities that we transferred to TSI and the calculation of the related gain on sale of assets are detailed as follows:

	(In thousands)
Assets and liabilities disposed of:	
Pension and other employee-related liabilities	$(20,113)
Fixed assets	7,142
Inventories	9,480
Total	(3,491)
Income from technology process license	2,545
Loss from transition service agreement	(1,036)
Payable to TSI	(724)
Total gain on sale of assets	$ (2,706)

The sale of the Heilbronn manufacturing operations did not qualify as discontinued operations as the operations and future cash flows are not eliminated from our RF and Automotive segment. We will have significant continuing involvement in the operations of the Heilbronn manufacturing operations, related to the future wafer supply agreement described above.

North Tyneside, United Kingdom

On October 8, 2007, we entered into definitive agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge") for a total of approximately $125 million. We received proceeds of $82 million and recognized a gain of $30 million for the sale of the equipment in the year ended December 31,

2008. We received proceeds of $43 million from Highbridge for the closing of the real property portion of the transaction in November 2007. We vacated the facility in May 2008.

Irving, Texas

On May 1, 2007, we sold our Irving, Texas wafer fabrication facility for $37 million in cash ($35 million, net of selling costs). The sale of the facility included 39 acres of land, the fabrication facility building and related offices and remaining equipment. In December 2006, we performed an assessment of the market value of this facility based on management's estimate, which considered a current offer from a willing third party to purchase the facility, among other factors, in determining the fair market value. Based on this assessment, an impairment charge of $10 million was recorded in the year ended December 31, 2006. No significant gain or loss was recorded upon the sale of the facility.

Acquisition-Related Charges

We recorded total acquisition-related charges of $24 million in the year ended December 31, 2008 related to the acquisition of Quantum Research Group Ltd. ("Quantum"), which comprised of the following components:

We recorded amortization of intangible assets of $6 million associated with customer relationships, developed technology, trade name, non-compete agreements and backlog in the year ended December 31, 2008. These assets are amortized over three to five years. We estimate charges related to amortization of intangible assets will be approximately $5 million for the year ending December 31, 2009.

In the year ended December 31, 2008, we recorded a charge of $1 million associated with acquired in-process research and development ("IPR&D"), in connection with the acquisition of Quantum. Our methodology for allocating the purchase price to IPR&D involves established valuation techniques utilized in the high-technology industry.

We agreed to compensate former key executives of Quantum contingent upon continuing employment determined at various dates over a three year period. We have agreed to pay up to $15 million in cash and issue 5.3 million shares of our common stock valued at $17 million. These amounts are being accrued over the employment period on an accelerated basis. As a result, in the year ended December 31, 2008, we recorded total compensation-related expenses of $11 million in cash and $6 million in shares for a total of $17 million. We estimate charges related to these compensation agreements to total approximately $11 million in 2009.

Restructuring Charges

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2008, 2007 and 2006.

	January 1, 2008 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2008 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$ 1,592
Fourth quarter of 2006					
Employee termination costs	1,324	(224)	(1,172)	72	—
Fourth quarter of 2007					
Employee termination costs	12,759	1,431	(14,749)	559	—
Termination of contract with supplier	—	12,206	(13,019)	813	—
Other restructuring charges	—	20,778	(21,465)	905	218
Second quarter of 2008					
Employee termination costs	—	2,990	(2,534)	(221)	235
Third quarter of 2008					
Employee termination costs	—	28,852	(8,921)	(2,356)	17,575
Fouth quarter of 2008					
Employee termination costs	—	5,291	(1,879)	26	3,438
Total 2008 activity	$15,675	$71,324	$(63,739)	$ (202)	$23,058

	January 1, 2007 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2007 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 8,896	$ (3,071)	$ (4,233)	$ —	$ 1,592
Fouth quarter of 2006					
Employee termination costs	7,490	3,305	(9,959)	488	1,324
Fouth quarter of 2007					
Employee termination costs	—	12,441	—	318	12,759
Other exit related costs	—	564	(564)	—	—
Total 2007 activity	$16,386	$13,239	$(14,756)	$806	$15,675

	January 1, 2006 Accrual	Charges	Payments	December 31, 2006 Accrual
		(In thousands)		
Third quarter of 2002				
Termination of contract with supplier	$ 9,833	$ —	$ (937)	$ 8,896
Third quarter of 2005				
Employee termination costs	1,246	—	(1,246)	—
Fourth quarter of 2005				
Employee termination costs	1,223	—	(1,223)	—
First quarter of 2006				
Employee termination costs	—	151	(151)	—
Fourth quarter of 2006				
Employee termination costs	—	8,578	(1,088)	7,490
Total 2006 activity	$12,302	$8,729	$(4,645)	$16,386

2008 Restructuring Activities

In the year ended December 31, 2008, we incurred restructuring charges of $71 million as we continued to implement additional restructuring actions to improve operational efficiencies and reduce costs.

We incurred restructuring charges related to the signing of definitive agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge"). As a result of this action, this facility was closed and all of the employees of the facility were terminated by June 30, 2008. In addition, we began implementing new initiatives, primarily focused on lowering manufacturing costs and eliminating non-core research and development programs. We recorded the following restructuring charges (credits):

- Net charges of $38 million related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities" ("SFAS 146").

- Charges of $21 million related to equipment removal and facility closure costs. After production activity ceased, we utilized employees as well as outside services to disconnect fabrication equipment, fulfill equipment performance testing requirements of the buyer, and perform facility decontamination and other facility closure-related activity. Included in these costs are labor costs, facility related costs, outside service provider costs, and legal and other fees. Equipment removal, building decontamination and closure related cost activities were completed as of June 30, 2008.

- Charges of $12 million related to contract termination charges, primarily associated with a long-term gas supply contract for nitrogen gas utilized in semiconductor manufacturing. We are required to pay an early termination penalty including de-contamination and removal costs. Other contract termination costs related to semiconductor equipment support services with minimum payment clauses extending beyond the current period.
- Net charges of $1 million related to changes in estimates of termination benefits originally recorded in accordance with SFAS No. 112, "Employers' Accounting for Pension Employment Benefits ("SFAS No. 112").

We paid $29 million related to employee termination costs in the year ended December 31, 2008.

As a result of these restructuring activities in the year ended December 31, 2008, we expect an annual saving of $32 million.

We are continuously reviewing our operations and considering alternatives to increase our gross margins and improve our long-term operating results. As a result, we may incur additional restructuring costs, such as employee termination costs and other related costs. The total amount of expenses recorded, and timing of payments for any future restructuring charges will depend upon the nature and extent of these future actions.

2007 Restructuring Activities

During 2007, we implemented restructuring initiatives announced in 2006 and in 2007. We recorded a net restructuring charge of $13 million, which included restructuring charges related to the sale of certain wafer fabrication equipment and real property at North Tyneside to TSMC and Highbridge. As a result of these actions, this facility was closed and all of the employees of the facility were terminated. Related to this sale, during the fourth quarter of 2007, we recorded the following restructuring charges:

- Charges of $11 million related to one-time severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146.
- Charges of $1 million related to on-going severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 112.
- Charges of $1 million related to other exit related costs, which were recorded in accordance with SFAS No. 146.

In addition, we also incurred the following restructuring charges in 2007:

- Charges of $2 million related to severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146.
- Charges of $1 million related to one-time minimum statutory termination benefits, including changes in estimates, recorded in accordance with SFAS No. 112.
- A credit of $3 million related to the settlement of a long-term gas supply contract for which the accrual was $12 million, originally recorded in the third quarter of 2002. On May 1, 2007, in connection with the sale of the Irving, Texas facility, we paid $6 million to terminate this contract, of which $2 million was reimbursed by the buyer of the facility. The remaining balance of $2 million is expected to be paid in 2009.

We paid $10 million related to employee termination costs in the year ended December 31, 2007.

2006 Restructuring Activities

In the first quarter of 2006, we incurred $0.2 million in restructuring charges primarily comprised of severance and one-time termination benefits.

In the fourth quarter of 2006, we announced a restructuring initiative to focus on high growth, high margin proprietary product lines and optimize manufacturing operations. For the fourth quarter of 2006, this restructuring plan impacted approximately 300 employees across multiple business functions. The charges directly relating to this initiative consist of the following:

- $7 million in one-time minimum statutory termination benefits recorded in accordance with SFAS No. 112. These costs related to the termination of employees in Europe.
- $2 million in one-time severance costs related to the involuntary termination of employees, primarily in manufacturing, research and development and administration. These benefits costs were recorded in accordance with SFAS No. 146.

We paid $1 million related to employee termination costs in the year ended December 31, 2006.

Interest and Other (Expenses) Income, Net

Interest and other (expenses) income, net, was $(6) million in the year ended December 31, 2008, compared to $4 million in the year ended December 31, 2007. The net expenses in the year ended December 31, 2008 resulted primarily from an increase in interest expense related to our $100 million outstanding bank line of credit which was outstanding for all of 2008, compared to less than one month in the year ended December 31, 2007. The net expense in the year ended December 31, 2008 was also a result of a reduction of interest income of $6 million in the year ended December 31, 2008 due to lower interest rates and an increase in foreign exchange transaction losses of $5 million.

Interest and other (expenses) income, net, improved to $4 million in the year ended December 31, 2007, compared to $(12) million in the year ended December 31, 2006. This improvement resulted primarily from a reduction to long-term debt levels, as well as a gain from sale of excess land of $1 million in the year ended December 31, 2007. Interest and other (expenses) income, net, also improved as a result of reduced losses of $9 million in the year ended December 31, 2007, compared to the year ended December 31, 2006 related to foreign exchange transactions.

Interest rates on our outstanding borrowings did not change significantly in the year ended December 31, 2008, compared to the year ended December 31, 2007.

Provision for Income Taxes

We recorded a tax provision of $7 million, $8 million, and $25 million in the years ended December 31, 2008, 2007, and 2006, respectively. This resulted in an effective tax rate of (34%), 14%, and (34%) for 2008, 2007 and 2006, respectively, expressing tax provision as a percentage of the applicable year's (loss) income from continuing operations before income taxes.

Income tax expense for 2008 totaled $7 million, a reduction of $1 million when compared to the income tax expense of $8 million in 2007, resulting primarily from taxes incurred by our profitable foreign subsidiaries and an increase in provision for tax settlements related to certain U.S. Federal, state and foreign tax liabilities, partially offset by the refund of the foreign R&D credits.

Income tax expense for 2007 totaled $8 million, a reduction of $17 million when compared to the income tax expense of $25 million in 2006 resulted primarily from the refund of approximately $20 million of foreign R&D tax credits. Approximately $13 million of income tax expense in 2006 results from taxes incurred by our foreign subsidiaries which are profitable on a statutory basis for tax purposes and an increase in provision for tax settlements related to certain U.S. Federal, state and foreign tax liabilities.

At December 31, 2007, there was no provision for U.S. income tax for undistributed earnings, as it was our intention to reinvest these earnings indefinitely in operations outside the U.S. For the year ended December 31, 2008, we changed our position to no longer assert permanent reinvestment of undistributed earnings for certain foreign entities. As of December 31, 2008, there was no U.S. income tax provision for undistributed earnings of approximately $431 million as it is currently our intention to reinvest these earnings indefinitely in operations outside the U.S. The determination of the tax effect of repatriating these earnings in the foreseeable future is not practicable.

At December 31, 2008, we had net operating loss carry forwards in non-U.S. jurisdictions of approximately $390 million. These loss carry forwards expire in different periods starting in 2009. We also had U.S. Federal and state net operating loss carry forwards of approximately $423 million and $661 million, respectively, at December 31, 2008. These loss carry forwards expire in different periods from 2009 through 2029. We also have U.S. Federal and state tax credits of approximately $14 million and $37 million, respectively at December 31, 2008. U.S. Federal credits will expire beginning in 2020, and state credits will expire beginning in 2009.

The "Emergency Economic Stabilization Act of 2008," which contained the "Tax Extenders and Alternative Minimum Tax Relief Act of 2008", was signed into law on October 3, 2008. Under the Act, the federal tax research credit was retroactively extended for amounts paid or incurred after December 31, 2007 and before January 1, 2010. The effect of this change resulted in an increase to our deferred tax assets with a corresponding increase to the valuation allowance.

On September 30, 2008, California enacted Assembly Bill 1452 which among other provisions, suspends net operating loss deductions for 2008 and 2009 and limits the utilization of tax credits to 50 percent of a taxpayer's taxable income. This new tax law did not have any impact on the 2008 tax provision.

During the year, we sold our fabrication facility and incurred restructuring charges related to a foreign subsidiary as well as incurring in-process research and development costs in the United Kingdom. Due to a full valuation allowance position in this jurisdiction, there was no tax provision impact associated with these events.

On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Upon review of our reserves, there were no changes to its reserves for uncertain tax positions upon adoption. At the adoption date of January 1, 2007 we had $176 million of recognized tax benefits. As of December 31, 2007 and 2008, we had $166 million and $190 million, respectively, of unrecognized tax benefits, of which $67 million would affect income tax expense if recognized. The remainder would affect the tax rate in the form of deferred tax assets, which would attract a full valuation allowance. During the year, as a result of on-going discussions with foreign tax authorities related to open audits, we remeasured our FIN 48 reserves and recorded an adjustment to unrecognized tax benefits of $18 million. This adjustment was a decrease to foreign net operating loss carry forwards with a corresponding adjustment to the valuation allowance. This change has no impact on income tax provision.

In 2005, the Internal Revenue Service ("IRS") completed its audit of our U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with us, the IRS revised their proposed adjustments for these years. We have protested these proposed adjustments and are currently working through the matter with the IRS Appeals Division. In May 2007, the IRS completed its audit of our U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. We have protested all of these proposed adjustments and we are currently working through the matters with the IRS Appeals Division.

The income tax returns for our subsidiary in Rousset, France for the 2001 through 2005 tax years are currently under examination by the French tax authorities. The examination has resulted in a significant income tax assessment and we are currently pursuing administrative appeal of the assessment.

In addition, we have tax audits in progress in other foreign jurisdictions.

While we believe that the resolution of these matters will not have a material adverse impact on our results of operations, cash flows or financial position, the outcome is subject to significant uncertainties. We recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. Income taxes and related interest and penalties due for potential adjustments may result from the resolution of these examinations, and examinations of open U.S. federal, state and foreign tax years.

Discontinued Operations

Grenoble, France Subsidiary Sale

In July 2006, we completed the sale of our Grenoble, France, subsidiary to e2v technologies plc, a British corporation ("e2v"). On August 1, 2006, we received $140 million in cash upon closing ($120 million, net of working capital adjustments and costs of disposition).

The Grenoble facility was originally acquired by us in May 2000 from Thomson-CSF, and performed the manufacturing of image sensors, as well as analog, digital and radio frequency ASICs.

Technôlogy rights and certain assets related to biometry or "Finger Chip" technology were excluded from the sale. As of July 31, 2006, the facility employed a total of 519 employees, of which 14 employees primarily involved with the Finger Chip technology were retained, and the remaining 505 employees were transferred to e2v.

In connection with the sale, Atmel agreed to provide certain technical support, foundry, distribution and other services extending up to four years following the completion of the sale, and in turn e2v has agreed to provide certain design and other services to Atmel extending up to five years following the completion of the sale. The financial statement impact of these agreements is not expected to be material to us. The ongoing cash flows between us and e2v are not significant and as a result, we have no significant continuing involvement in the operations of the subsidiary. Therefore, we have met the criteria in SFAS No. 144, which were necessary to classify the Grenoble, France, subsidiary as discontinued operations.

The following table details the components of the gain from the sale of Discontinued Operations, net of taxes, recognized upon the sale:

	(In thousands)
Proceeds, net of working capital adjustments	$122,610
Costs of disposition	(2,537)
Net proceeds from the sale	120,073
Less:	
Book value of net assets disposed of	(14,866)
Cumulative translation adjustment effect	4,631
Gain on sale of discontinued operations, before income taxes	109,838
Provision for income taxes	(9,506)
Gain on sale of discontinued operations, net of income taxes	$100,332

The following table summarizes results from Discontinued Operations for the period indicated, which are included in the consolidated statement of operations:

	Year Ended December 31, 2006
	(In thousands, except per share data)
Net revenues	$ 79,871
Operating costs and expenses	57,509
Income from discontinued operations, before income taxes	22,362
Gain on sale of discontinued operations, before income taxes	109,838
Income from and gain on sale of discontinued operations	132,200
Less: provision for income taxes	(18,899)
Income from and gain on sale of discontinued operations, net of income taxes	$113,301
Income from and gain on sale of discontinued operations, net of income taxes, per share:	
Basic and diluted	$ 0.23
Weighted-average shares used in basic and diluted income per share calculations	487,413

Liquidity and Capital Resources

At December 31, 2008, we had $441 million of cash, cash equivalents and short-term investments compared to $430 million at December 31, 2007. This increase was primarily due to cash provided by operating activities of $111 million in the year ended December 31, 2008 and proceeds from the sale of North Tyneside and other assets of $80 million, offset in part by cash payments related to the acquisition of Quantum of $99 million, acquisition of fixed assets of $44 million and repayments of debt of $18 million. Our current ratio, calculated as total current assets divided by total current liabilities, was 2.07 at December 31, 2008, an increase of 0.32 from 1.75 at December 31, 2007. During 2008, we generated positive cash flow from operating activities of $111 million. We have reduced our debt obligations to $145 million at December 31, 2008 from $163 million at December 31, 2007, a decrease of $18 million. Working capital, calculated as total current assets less total current liabilities, increased by $67 million to $531 million at December 31, 2008, compared to $464 million at December 31, 2007, primarily due to cash provided by operating activities.

Approximately $9 million of our long-term investment portfolio at December 31, 2008 is invested in auction-rate securities, compared to $29 million at December 31, 2007. In the year ended December 31, 2008, approximately $20 million of auction-rate securities were redeemed at par value. These auction-rate securities were reclassified as long-term investments within other assets on the consolidated balance sheet as of December 31, 2008, as they are not expected to be liquidated within the next twelve months. In October 2008, we accepted an offer from UBS Financial Services Inc. ("UBS") to purchase our eligible auction-rate securities of $7 million at par value at any time during a two-year time period from June 30, 2010 to July 2, 2012. As a result of this offer, we expect to sell the securities to UBS at par value on June 30, 2010.

Operating Activities

Net cash provided by operating activities totaled $111 million in the year ended December 31, 2008, compared to $196 million in the year ended December 31, 2007. In the year ended December 31, 2008, cash flows from operations were significantly reduced by payments related to restructuring, facility sales, and other non-recurring items. Restructuring payments in the year ended December 31, 2008 totaled $64 million, compared to $15 million in the year ended December 31, 2007. Payments related to the closure of our North Tyneside, UK fabrication facility, following the termination of manufacturing activity, totaled $82 million in the year ended December 31, 2008, including $40 million paid to the UK government in January 2008 related to repayment of grant proceeds.

While these payments were offset by proceeds from the sale of equipment of $82 million, these sale proceeds were classified as a cash inflow in the net cash used in investing activities on the consolidated statements of cash flows for the year ended December 31, 2008. Total cash paid related to these non-recurring items totaled $146 million in the year ended December 31, 2008 compared to $15 million in the year ended December 31, 2007.

Accounts receivable decreased by 12% or $24 million to $185 million at December 31, 2008, from $209 million at December 31, 2007, primarily due to lower revenue in 2008. The average days of accounts receivable outstanding ("DSO") increased to 50 days at December 31, 2008, compared to 44 days at December 31, 2007. In the three months ended December 31, 2008, we recorded a one time bad debt charge of $12 million related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor. Accounts receivable balances were also impacted by the change of certain European distributors to a "sell-through" revenue model in 2008. Initial shipments to distributors under a "sell-through" revenue model are usually priced higher than under the terms previously offered, increasing reported accounts receivable balances. The related revenue is deferred until our products are sold to the end customers, at which time the distributors typically claim a credit. Our accounts receivable and DSO are primarily impacted by shipment linearity, payment terms offered, and collection performance. Should we need to offer longer payment terms in the future due to competitive pressures or longer customer payment patterns, our DSO and cash flows from operating activities would be negatively affected.

Decreases in inventories provided $20 million of operating cash flows in the year ended December 31, 2008, compared to an increase in inventories of $15 million in the year ended December 31, 2007. This reduction was primarily as a result of the closure of our North Tyneside, UK fabrication facility in the first quarter of 2008. Our days of inventory increased to 148 days at December 31, 2008, compared to 118 days at December 31, 2007, primarily due to higher inventory quantities as result of a significant drop in shipments in the fourth quarter of 2008. Inventory balances were reduced by $10 million in connection with the sale of Heilbronn, Germany manufacturing operations. Inventories consist of raw wafers, purchased specialty wafers, work-in-process and finished units. We are continuing to take measures to reduce manufacturing cycle times and improve production planning efficiency. However, the strategic need to offer competitive lead times may result in an increase in inventory levels in the future.

Reduction of accounts payable balances utilized $103 million of operating cash flows in the year ended December 31, 2008, which included $40 million of grant repayment in connection with the sale of our North Tyneside, UK facility, which was paid in the first quarter of 2008.

Investing Activities

Net cash used in investing activities was $54 million in the year ended December 31, 2008, compared to $31 million in the year ended December 31, 2007. During the year ended December 31, 2008, we paid approximately $99 million for the acquisition of Quantum, net of cash acquired, and $44 million for capital expenditures, offset in part by $82 million we received from the sale of fabrication equipment from our North Tyneside, UK facility. We anticipate that expenditures for capital purchases will be between $25 million and $35 million for 2009, which will be used to maintain existing equipment, provide additional testing capacity and, to a limited extent, for equipment to develop advanced process technologies.

On May 1, 2007, we sold our Irving, TX wafer fabrication facility for proceeds of approximately $37 million ($35 million, net of selling costs).

Financing Activities

Net cash used in financing activities was $9 million in the year ended December 31, 2008, compared to $207 million in the year ended December 31, 2007. We continued to pay down debt, with repayments of principal balances on capital leases and other debt totaling $18 million in the year ended December 31, 2008, compared to $109 million in year ended December 30, 2007. Net proceeds from issuance of common stock totaled $9 million for both the years ended December 31, 2008 and 2007. In August 2007, we entered into an Accelerated Share Repurchase program ("ASR") with third-party investment banks and used $250 million to repurchase our common stock. In the year ended December 31, 2007, we received and retired approximately 49 million shares under the

ASR arrangement, which reduced our shares outstanding as of December 31, 2007. The entire $250 million was recorded as a reduction of additional paid-in capital in our consolidated balance sheet.

We believe that our existing balances of cash, cash equivalents and short-term investments, together with anticipated cash flow from operations, equipment lease financing, and other short-term and medium-term bank borrowings, will be sufficient to meet our liquidity and capital requirements over the next twelve months.

Cash and cash equivalents decreased $13 million in the year ended December 31, 2008, compared to an increase of $6 million in the year ended December 31, 2007, due to the effect of exchange rate changes on cash balances.

During the next twelve months, we expect our operations to generate positive cash flows. We expect that we will have sufficient cash from operations and financing sources to meet all debt obligations. Debt obligations outstanding at December 31, 2008, which are classified as short-term, totaled $131 million. During 2009 and future years, our capacity to make necessary capital investments will depend on our ability to continue to generate sufficient cash flow from operations and on our ability to obtain adequate financing if necessary. In the event that we cannot obtain adequate financing due to the current condition of the credit markets or have to pay down our $125 million in lines of credit, we believe we have sufficient funds due to the $441 million in cash, cash equivalents and short-term investments we held as of December 31, 2008 along with cash flows from operations, which amounted to $111 million for the year ended December 31, 2008.

On March 15, 2006, we entered into a five-year asset-backed credit facility for up to $165 million with certain European lenders. This facility is secured by our non-U.S. trade receivables. At December 31, 2008, the amount available under this facility was $107 million based on eligible non-U.S. trade receivables, of which $100,000 was outstanding. Borrowings under the facility bear interest at LIBOR plus 2% per annum (approximately 3.10% based on the two months LIBOR at December 31, 2008), while the undrawn portion is subject to a commitment fee of 0.375% per annum. The outstanding balance is subject to repayment in full on the last day of its interest period (every two months). The terms of the facility subject us to certain financial and other covenants and cross-default provisions. We were in compliance with our covenants as of December 31, 2008. Commitment fees and amortization of up-front fees paid related to the facility for each of the years ended December 31, 2008, 2007 and 2006 totaled $1 million, and are included in interest and other (expense) income, net, in the consolidated statements of operations. As of January 31, 2009, our eligible non-U.S. trade receivables under this facility declined to approximately $77 million which may require us to either repay a portion of the loan or utilize cash in a restricted account as additional collateral.

In December 2004, we established a $25 million revolving line of credit with a domestic bank, which has been extended until September 2009. The interest rate on the revolving line of credit is either lower of the domestic bank's prime rate (approximately 3.25% at December 31, 2008) or LIBOR plus 2% (approximately 2.44% based on the one month LIBOR at December 31, 2008). In September 2005, we obtained a $15 million term loan from the same bank, which matured at September 30, 2008. The revolving line of credit is secured by our U.S. trade receivables and requires us to meet certain financial ratios and to comply with other covenants on a periodic basis. We were in compliance with these covenants as of December 31, 2008, at which date, the full $25 million of the revolving line of credit was outstanding and is classified as bank lines of credit in the summary debt table. In February 2009, we repaid $4 million under this line of credit as its eligible U.S. trade receivables declined to approximately $21 million.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2008. See Note 11 of Notes to Consolidated Financial Statements for further discussion.

Contractual Obligations:	Payments Due by Period				
	Up to 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
			(In thousands)		
Notes payable	$ —	$ —	$ —	$ 2,835	$ 2,835
Capital leases	6,132	9,963	1,111	—	17,206
Lines of credit	125,000	—	—	—	125,000
Total debt obligations	131,132	9,963	1,111	2,835	145,041
Capital purchase commitments	647	—	—	—	647
Long-term supply agreement obligation(a)	695	—	—	—	695
Long-term supply agreement obligation(b)	43,561	71,332	—	—	114,893
Estimated pension plan benefit payments	765	839	1,066	6,909	9,579
Grants to be repaid	13,303	—	—	—	13,303
Restructuring(e)	23,058	—	—	—	23,058
Operating leases	11,310	16,565	6,957	156	34,988
Acquisition-related payable(c)	18,411	—	—	—	18,411
Other long-term obligations(d)	18,277	28,000	14,000	25,452	85,729
Total other commitments	130,027	116,736	22,023	32,517	301,303
Add: interest	1,701	641	13	—	2,355
Total	$262,860	$127,340	$23,147	$35,352	$448,699

(a) On December 6, 2005, we sold our Nantes, France fabrication facility, and the related foundry activities, to XbyBus SAS. Concurrent with the sale, we entered into a three-year supply agreement with a subsidiary of XbyBus SAS, whereby we are required to purchase a minimum volume of wafers through 2009. As of December 31, 2008, less than $1 million remains to be purchased under the original term of the agreement (see Note 18 of Notes to Consolidated Financial Statements for further discussion).

(b) This amount relates to the contractual obligation on a supply agreement that we entered into with the buyer of our manufacturing operations in Heilbronn, Germany facility. The wafers are purchased at cost in Euros, which represents the fair value at the time of purchase. The commitment is equivalent to approximately 82 million Euros.

(c) We have an obligation to pay certain former Quantum employees $18 million (see Note 3 of Notes to Consolidated Financial Statements for further discussion).

(d) Other long-term obligations consist principally of future repayments of approximately $55 million of advances from customers, and $20 million of technology license payments. Long-term advances from customers includes approximately $10 million that is due within 1 year, and has been classified within current liabilities (see Note 2 of Notes to Consolidated Financial Statements for further discussion). The balance is due in annual installments of $10 million per year, until repaid in full.

(e) Contains all restructuring liabilities as of December 31, 2008.

The contractual obligation table excludes our FIN 48 liabilities of $105 million because we cannot make a reliable estimate of the timing of cash payments. See Note 12 of the Notes to the Consolidated Financial Statements for further discussion.

Approximately $125 million of our total debt requires us to meet certain financial ratios and to comply with other covenants on a periodic basis, and they all have cross default provisions. The financial ratio covenants include, but are not limited to, the maintenance of minimum cash balances and net worth, and debt to capitalization ratios.

There is no requirement to maintain a restricted cash balance. We were in compliance with these covenants as of December 31, 2008.

If we need to renegotiate any of these covenants in the future, and the lenders refuse and we are unable to comply with the covenants, then we may immediately be required to repay the loans concerned. In the event we are required to repay these loans ahead of their due dates, we believe that we have the resources to make such repayments, but such payments could adversely impact our liquidity.

Our ability to service long-term debt in the U.S. or to obtain cash for other needs from our foreign subsidiaries may be structurally impeded. Since a substantial portion of our operations are conducted through our foreign subsidiaries, our cash flow and ability to service debt are partially dependent upon the liquidity and earnings of our subsidiaries as well as the distribution of those earnings, or repayment of loans or other payments of funds by those subsidiaries, to the U.S. parent corporation. These foreign subsidiaries are separate and distinct legal entities and may have limited or no obligation, contingent or otherwise, to pay any amount to us, whether by dividends, distributions, loans or other payments. However, the U.S. parent corporation owes much of our consolidated long-term debt.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are non-funded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates. Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers our French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers our German employees. Pension benefits payable totaled $27 million and $53 million at December 31, 2008 and 2007, respectively. Cash funding for benefits to be paid for 2009 is expected to be approximately $1 million, and an additional $9 million thereafter over the next 10 years.

Off-Balance Sheet Arrangements (Including Guarantees)

In the ordinary course of business, we have investments in privately held companies, which we review to determine if they should be considered variable interest entities. We have evaluated our investments in these privately held companies and have determined that there was no material impact on our operating results or financial condition upon our adoption of FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51" ("FIN 46R"). Under FIN 46R certain events can require a reassessment of our investments in privately held companies to determine if they are variable interest entities and which of the stakeholders will be the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. We may be unable to influence these events.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either our subsidiaries or us. As of December 31, 2008, the maximum potential amount of future payments that we could be required to make under these guarantee agreements is approximately $2 million. We have not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, we believe we will not be required to make any payments under these guarantee arrangements.

Recent Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP No. 157-2"), which delays the effective date of SFAS No. 157, "Fair Value Measurements", for all non-recurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. We are currently evaluating the impact of FSP No. 157-2 on our financial position and results of operations.

In October 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 was effective upon its issuance, including prior periods for which financial statements have not been issued. FSP No. 157-3 did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). This standard is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under SFAS No 133; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on our consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP FAS No. 142-3, which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 142-3 on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins after December 31, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). Under SFAS No. 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. If elected, SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, we adopted SFAS No. 159 (See Note 4 of the Notes to the Consolidated Financial Statements for further discussion).

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We sell our products to OEMs and distributors and recognize revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Reserves for sales returns and allowances are estimated and re-evaluated each reporting period.

Contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Sales terms do not include post-shipment obligations except for product warranty, as described in Note 1 of Notes to Consolidated Financial Statements.

For sales to certain distributors (primarily based in the U.S. and from the third quarter of 2008, Europe) with agreements allowing for price protection and product returns, we recognize revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to price protection rights, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, we record a trade receivable for the selling price as there is a legally enforceable right to payment, relieve inventory for the carrying value of goods shipped since legal title has passed to the distributor, and record the gross margin in deferred income on shipments to distributors on the consolidated balance sheets. This balance represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by us in future periods could be less than the deferred margin as a result of price protection concessions related to market pricing conditions. We do not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Deferred income on shipments to distributors were $42 million and $20 million at December 31, 2008 and 2007, respectively. Sales to certain other primarily non-U.S. based distributors (primarily based in Asia) carry either no or very limited rights of return. We have historically been able to estimate returns and other credits from these distributors and accordingly have historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of sale.

Our revenue reporting is highly dependent on receiving accurate and timely data from our distributors. Distributors provide us periodic data regarding the product, price, quantity, and end customer when products are resold as well as the quantities of our products they still have in stock. Because the data set is large and complex and because there may be errors in the reported data, we must use estimates and apply judgments to reconcile distributors' reported inventories to their activities. Actual results could vary from those estimates.

Allowance for Doubtful Accounts and Sales Returns

We must make estimates of potential future product returns and revenue adjustments related to current period product revenue. Management analyzes historical returns, current economic trends in the semiconductor industry, changes in customer demand and acceptance of our products when evaluating the adequacy of our allowance for sales returns. If management made different judgments or utilized different estimates, material differences in the amount of our reported revenues may result. We provide for sales returns based on our customer experience and our expectations for revenue adjustments based on economic conditions within the semiconductor industry.

We maintain an allowance for doubtful accounts for losses that we estimate will arise from our customers' inability to make required payments. We make our estimates of the uncollectibility of our accounts receivable by analyzing specific customer creditworthiness, historical bad debts and current economic trends. At December 31, 2008 and 2007, the allowance for doubtful accounts was approximately $15 million and $3 million, respectively. In the three months ended December 31, 2008, we recorded a bad debt charge of $12 million related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits us from shipping products to the distributor.

Accounting for Income Taxes

In calculating our income tax expense, it is necessary to make certain estimates and judgments for financial statement purposes that affect the recognition of tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the net deferred tax asset would decrease income tax expense in the period such determination is made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the net deferred tax asset would increase income tax expense in the period such determination is made.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Atmel's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Valuation of Inventory

Our inventories are stated at the lower of cost (determined on a first-in, first-out basis for raw materials and purchased parts and an average cost basis for work in progress and finished goods) or market. Cost includes labor, including stock-based compensation costs, materials, depreciation and other overhead costs, as well as factors for estimated production yields and scrap. Determining market value of inventories involves numerous judgments, including average selling prices and sales volumes for future periods. We primarily utilize selling prices in our period ending backlog for measuring any potential declines in market value below cost. Any adjustment for market value provision is charged to cost of revenues at the point of market value decline.

We evaluate our ending inventories for excess quantities and obsolescence on a quarterly basis. This evaluation includes analysis of historical and forecasted sales levels by product. Inventories on hand in excess of forecasted demand are provided for. In addition, we write off inventories that are considered obsolete. Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles when determining obsolescence. Increases to the provision for excess and obsolete inventory are charged to cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If this lower-cost inventory is subsequently sold, the related provision is matched to the movement of related product inventory, resulting in lower costs and higher gross margins for those products.

Our inventories include high-technology parts that may be subject to rapid technological obsolescence and which are sold in a highly competitive industry. If actual product demand or selling prices are less favorable than we estimate, we may be required to take additional inventory write-downs.

Fixed Assets

We review the carrying value of fixed assets for impairment when events and circumstances indicate that the carrying value of an asset or group of assets may not be recoverable from the estimated future cash flows expected to result from its use and/or disposition. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in our market capitalization for an extended period of time relative to net book value, (v) recent changes in our manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the estimated fair value of the assets. The estimation of future cash flows involves numerous assumptions, which require our judgment, including, but not limited to, future use of the assets for our operations versus sale or disposal of the assets, future-selling prices for our products and future production and sales volumes. In addition, we must use our judgment in determining the groups of assets for which impairment tests are separately performed.

Our business requires heavy investment in manufacturing facilities that are technologically advanced but can quickly become significantly underutilized or rendered obsolete by rapid changes in demand for semiconductors produced in those facilities.

We estimate the useful life of our manufacturing equipment, which is the largest component of our fixed assets, to be five years. We base our estimate on our experience with acquiring, using and disposing of equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin depreciation on new equipment when it is put into use for production. The aggregate amount of fixed assets under construction for which depreciation was not being recorded was approximately $2 million and $3 million as of December 31, 2008 and 2007, respectively.

Valuation of Goodwill and Intangible Assets

We review goodwill and intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment under SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"). Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and forecasted operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

Stock-Based Compensation

Upon adoption of SFAS No. 123R, we reassessed our equity compensation valuation method and related assumptions. Our determination of the fair value of stock-based payment awards on the date of grant utilizes an option-pricing model, and is impacted by our common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors during the expected period between the stock option vesting date and the stock option exercise date. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because employee stock options have certain characteristics that are significantly different from traded options, and changes in the subjective assumptions can materially affect the estimated fair value, in our opinion, the existing Black-Scholes option-pricing model may not provide an accurate measure of the fair value of employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS No. 123R using an option-pricing model that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. For performance-based restricted stock units, we are required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, which require judgment, we record stock-based compensation expense, which may be reversed in future periods if we determine that it is no longer probable that the objectives will be achieved. The fair value of a restricted stock unit is equivalent to the market price of our common stock on the measurement date.

Stock-based compensation expense recognized in our consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 included a combination of payment awards granted prior to January 1, 2006 and payment awards granted subsequent to January 1, 2006. For stock-based payment awards granted prior to January 1, 2006, we attribute the value of stock-based compensation, determined under SFAS No. 123R, to expense using the accelerated multiple-option approach. Compensation expense for all stock-based payment awards granted subsequent to January 1, 2006 is recognized using the straight-line single-option method. Stock-based compensation expense included in the years ended December 31, 2008, 2007 and 2006 includes the impact of estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the periods prior to 2006, we accounted for forfeitures as they occurred. The adoption of SFAS No. 123R requires us to reflect the net cumulative impact of estimating forfeitures in the determination of period expense by reversing the previously recognized cumulative compensation expense related to those forfeitures, rather than recording forfeitures when they occur as previously permitted. We did not record this cumulative impact upon adoption, as the amount was insignificant. Stock options granted in periods prior to 2006 were measured based on SFAS No. 123 requirements, whereas stock options granted subsequent to January 1, 2006 were measured based on SFAS No. 123R requirements.

Restructuring Charges

We have recorded accruals for restructuring costs related to the restructuring of operations. The restructuring accruals include primarily payments to employees for severance, termination fees associated with leases, other contracts and other costs related to the closure of facilities. Accruals are recorded when management has approved a plan to restructure operations and a liability has been incurred. The restructuring accruals are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded.

Litigation

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We are currently involved in such intellectual property litigation (see Note 11 of Notes to Consolidated Financial Statements for further discussion). We accrue for losses related to litigation if a loss is probable and the loss can be reasonably estimated. We regularly evaluate current information available to determine whether accruals for litigation should be made. If we were to determine that such a liability was probable and could be reasonably estimated, the adjustment would be charged to income in the period such determination was made.

Valuation of Marketable Securities

Our marketable securities include corporate debt securities, U.S. government and municipal agency debt securities, commercial paper, guaranteed variable annuities and auction rate securities. We monitor our investments for impairment periodically and recognize an impairment charge when the decline in the fair value of these investments is judged to be other-than-temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. We consider various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our investments also include certain highly-rated auction rate securities, which are structured with short-term interest rate reset dates of either 7 or 28 days and contractual maturities that can be in excess of ten years. We evaluate our portfolio by continuing to monitor the credit rating, interest yields of these auction rate securities and successful reset at each auction date.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We maintain investment portfolio holdings of various issuers, types and maturities whose values are dependent upon short-term interest rates. We generally classify these securities as available-for-sale, and consequently record them on the condensed consolidated balance sheet at fair value with unrealized gains and losses being recorded as a separate part of stockholders' equity. We do not currently hedge these interest rate exposures. Given our current profile of interest rate exposures and the maturities of our investment holdings, we believe that an unfavorable change in interest rates would not have a significant negative impact on our investment portfolio or statements of operations through December 31, 2008. In addition, certain of our borrowings are at floating rates, so this would act as a natural hedge.

We have short-term debt, long-term debt and capital leases totaling $145 million at December 31, 2008. Approximately $5 million of these borrowings have fixed interest rates. We have approximately $140 million of floating interest rate debt, of which approximately $15 million is Euro-denominated. We do not hedge against the risk of interest rate changes for our floating rate debt and could be negatively affected should these rates increase significantly. While there can be no assurance that these rates will remain at current levels, we believe that any rate increase will not cause a significant adverse impact to our results of operations, cash flows or to our financial position.

The following table summarizes our variable-rate debt exposed to interest rate risk as of December 31, 2008. All fair market values are shown net of applicable premium or discount, if any:

	Payments by Due Year						Total Variable-Rate Debt Outstanding at December 31, 2008
	2009	2010	2011	2012	2013	Thereafter	
	(In thousands)						
30 day USD LIBOR weighted-average interest rate basis(1) — Revolving line of credit due 2008	$ 25,000	$ —	$ —	$ —	$—	$—	$ 25,000
Total of 30 day USD LIBOR rate debt	$ 25,000	$ —	$ —	$ —	$—	$—	$ 25,000
60 day USD LIBOR weighted-average interest rate basis(1) — Revolving line of credit	$100,000	$ —	$ —	$ —	$—	$—	$100,000
Total of 60 day USD LIBOR rate debt	$100,000	$ —	$ —	$ —	$—	$—	$100,000
90 day EURIBOR weighted-average interest rate basis(1) — Capital leases	$ 4,507	$4,507	$4,507	$1,110	$—	$—	$ 14,631
Total of 90 day EURIBOR rate debt	$ 4,507	$4,507	$4,507	$1,110	$—	$—	$ 14,631
Total variable-rate debt	$129,507	$4,507	$4,507	$1,110	$—	$—	$139,631

(1) Actual interest rates include a spread over the basis amount.

The following table presents the hypothetical changes in interest expense, for the year ended December 31, 2008 related to our outstanding borrowings that are sensitive to changes in interest rates as of December 31, 2008. The modeling technique used measures the change in interest expense arising from hypothetical parallel shifts in yield, of plus or minus 50 Basis Points ("BPS"), 100 BPS and 150 BPS.

For the year ended December 31, 2008:

	Interest Expense Given an Interest Rate Decrease by X Basis Points			Interest Expense with No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Basis Points		
	150 BPS	100 BPS	50 BPS		50 BPS	100 BPS	150 BPS
				(In thousands)			
Interest expense	$10,037	$10,765	$11,492	$12,340	$12,948	$13,676	$14,403

Foreign Currency Risk

When we take an order denominated in a foreign currency we will receive fewer dollars than we initially anticipated if that local currency weakens against the dollar before we ship our product, which will reduce revenue. Conversely, revenues will be positively impacted if the local currency strengthens against the dollar. In Europe, where our significant operations have costs denominated in European currencies, costs will decrease if the local currency weakens. Conversely, costs will increase if the local currency strengthens against the dollar. The net effect of unfavorable exchange rates in the year ended December 31, 2008, compared to the average exchange rates in the year ended December 31, 2007, resulted in an increase in loss from operations of $24 million. This impact is determined assuming that all foreign currency denominated transactions that occurred in the year ended December 31, 2008 were recorded using the average foreign currency exchange rates in the same period in 2007.

Sales denominated in foreign currencies, primarily the Euro, were 22%, 22% and 19% in the years ended December 31, 2008, 2007 and 2006, respectively. Sales denominated in Yen were 1% for the years ended December 31, 2008, 2007 and 2006. Costs denominated in foreign currencies, primarily the Euro, were 47%, 51% and 52% in the years ended December 31, 2008, 2007 and 2006, respectively.

Average annual exchange rates utilized to translate foreign currency revenues and expenses in euro were approximately 1.48, 1.36 and 1.25 Euro to the dollar in the years ended December 31, 2008, 2007 and 2006, respectively.

During the year ended December 31, 2008, changes in foreign exchange rates had an unfavorable impact on operating costs and loss from operations. Had average exchange rates remained the same during the year ended December 31, 2008 as the average exchange rates in effect for the year ended December 31, 2007, our reported revenues for the year ended December 31, 2008 would have been approximately $28 million lower. However, our foreign-currency expenses exceed foreign currency revenues. For the year ended December 31, 2008 and 2007, 47% and 51% of our operating expenses, respectively, were denominated in foreign currencies, primarily the Euro. Had average exchange rates for the year ended December 31, 2008 remained the same as the average exchange rates for year ended December 31, 2007, our operating expenses would have been approximately $52 million lower (cost of revenues of $32 million; research and development expenses of $14 million; and sales, general and administrative expenses of $6 million). The net effect resulted in an increase to loss from operations of approximately $24 million in the year ended December 31, 2008 as a result of unfavorable exchange rates when compared to the year ended December 31, 2007. We expect to take additional actions in the future to reduce this exposure. However, there can be no assurance that we will be able to reduce the exposure to additional unfavorable changes to exchanges rates and the results on gross margin.

We face the risk that our accounts receivables denominated in foreign currencies will be devalued if such foreign currencies weaken quickly and significantly against the dollar. Approximately 30% and 23% of our accounts receivable were denominated in foreign currency as of December 31, 2008 and 2007, respectively.

We also face the risk that our accounts payable and debt obligations denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. Approximately 36% and 54% of our accounts payable were denominated in foreign currency as of December 31, 2008 and 2007, respectively. Approximately 12% and 18% of our debt obligations were denominated in foreign currency as of December 31, 2008 and 2007, respectively.

Liquidity and Valuation Risk

Approximately $9 million of our long-term investment portfolio at December 31, 2008 was invested in highly-rated auction-rate securities, compared to approximately $29 million at December 31, 2007. In the year ended December 31, 2008, $20 million of auction-rate securities were redeemed at par value. Auction-rate securities are securities that are structured with short-term interest rate reset dates of generally less than ninety days but with contractual maturities that can be well in excess of ten years. At the end of each reset period, investors can sell or continue to hold the securities at par. These securities are subject to fluctuations in fair value depending on the supply and demand at each auction. If the auctions for the securities we own fail, the investments may not be readily convertible to cash until a future auction of these investments is successful. If the credit rating of either the security issuer or the third-party insurer underlying the investments deteriorates, we may be required to adjust the carrying value of the investment through an impairment charge. In the year ended December 31, 2008, we recorded an impairment charge of $1 million related to a decline in the value of auction-rate securities.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Atmel Corporation

Consolidated Statements of Operations

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
	(In thousands, except per share data)		
Net revenues	**$1,566,763**	**$1,639,237**	**$1,670,887**
Operating expenses			
Cost of revenues	976,223	1,059,006	1,108,769
Research and development	260,310	272,041	289,108
Selling, general and administrative	273,196	242,811	213,641
Acquistion-related charges	23,614	—	—
Charges for grant repayments	718	1,464	30,034
Restructuring charges	71,324	13,239	8,729
Asset impairment charges (recovery)	7,969	(1,057)	82,582
Gain on sale of assets	(32,654)	—	—
Total operating expenses	**1,580,700**	**1,587,504**	**1,732,863**
(Loss) income from operations	**(13,937)**	**51,733**	**(61,976)**
Interest and other (expenses) income, net	(6,306)	3,976	(11,726)
(Loss) income from continuing operations before income taxes	**(20,243)**	**55,709**	**(73,702)**
Provision for income taxes	(6,966)	(7,824)	(24,949)
(Loss) income from continuing operations	(27,209)	47,885	(98,651)
Income from discontinued operations, net of provision for income taxes of $9,393	—	—	12,969
Gain on sale of discontinued operations, net of provision for income taxes of $9,506	—	—	100,332
Net (loss) income	**$ (27,209)**	**$ 47,885**	**$ 14,650**
Basic net (loss) income per share:			
(Loss) income from continuing operations	$ (0.06)	$ 0.10	$ (0.20)
Income from discontinued operations, net of provision for income taxes	—	—	0.02
Gain on sale of discontinued operations, net of provision for income taxes	—	—	0.21
Net (loss) income	$ (0.06)	$ 0.10	$ 0.03
Weighted-average shares used in basic net (loss) income per share calculations	446,504	477,213	487,413
Diluted net (loss) income per share:			
(Loss) income from continuing operations	$ (0.06)	$ 0.10	$ (0.20)
Income from discontinued operations, net of provision for income taxes	—	—	0.02
Gain on sale of discontinued operations, net of provision for income taxes	—	—	0.21
Net (loss) income	$ (0.06)	$ 0.10	$ 0.03
Weighted-average shares used in diluted net (loss) income per share calculations	446,504	481,737	487,413

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(In thousands, except par value)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 408,926	$ 374,130
Short-term investments	31,707	55,817
Accounts receivable, net of allowance for doubtful accounts of $14,996 and $3,111, respectively	184,698	209,189
Inventories	324,016	357,301
Prepaids and other current assets	77,542	88,781
Total current assets	**1,026,889**	**1,085,218**
Fixed assets, net	383,107	579,566
Goodwill	51,010	—
Intangible assets, net	34,121	19,552
Other assets	35,527	18,417
Total assets	**$1,530,654**	**$1,702,753**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt and capital lease obligations	$ 131,132	$ 142,471
Trade accounts payable	116,392	191,856
Accrued and other liabilities	207,017	266,987
Deferred income on shipments to distributors	41,512	19,708
Total current liabilities	**496,053**	**621,022**
Long-term debt and capital lease obligations, less current portion	13,909	20,408
Other long-term liabilities	218,608	237,844
Total liabilities	**728,570**	**879,274**
Commitments and contingencies (Note 11)		
Stockholders' equity		
Common stock; par value $0.001; Authorized: 1,600,000 shares; Shares issued and outstanding: 448,872 at December 31, 2008 and 443,837 at December 31, 2007	449	444
Additional paid-in capital	1,238,796	1,193,846
Accumulated other comprehensive income	113,999	153,140
Accumulated deficit	(551,160)	(523,951)
Total stockholders' equity	**802,084**	**823,479**
Total liabilities and stockholders' equity	**$1,530,654**	**$1,702,753**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

Consolidated Statements of Cash Flows

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
	(In thousands)		
Cash flows from operating activities			
Net (loss) income	$ (27,209)	$ 47,885	$ 14,650
Adjustments to reconcile net (loss) income to net cash provided by operating activities			
Depreciation and amortization	134,796	128,773	225,006
Gain on sale of discontinued operations	—	—	(109,838)
Gain on sale or disposal of fixed assets and other non-cash charges	(35,671)	(1,102)	(2,624)
Non-cash asset impairment charges (recovery)	3,025	(1,057)	82,582
Deferred taxes	1,130	3,039	6,121
Other non-cash (gains) losses, net	(813)	404	8,726
Provision for (recovery of) doubtful accounts receivable	12,330	(212)	106
Accretion of interest on long-term debt	1,468	912	4,699
In-process research and development charges	1,047	—	—
Stock-based compensation expense	35,437	16,652	9,118
Changes in operating assets and liabilities, net of acquisition			
Accounts receivable	15,625	17,719	8,054
Inventories	19,843	(14,682)	(48,848)
Current and other assets	36,266	35,994	(27,608)
Trade accounts payable	(102,852)	15,689	26,440
Accrued and other liabilities	(10,215)	(46,728)	82,855
Income taxes payable	5,074	(8,261)	16,526
Deferred income on shipments to distributors	21,804	852	520
Net cash provided by operating activities	**111,085**	**195,877**	**296,485**
Cash flows from investing activities			
Acquisitions of fixed assets	(44,365)	(69,730)	(83,330)
Proceeds from the sale of North Tyneside assets and other assets, net of selling costs	79,543	3,000	4,466
Proceeds from sale of discontinued operations, net	—	—	120,073
Proceeds from sale of manufacturing facilities, net of selling costs	—	34,714	—
Proceeds from the sale of interest in privately held companies and other	—	—	1,799
Acquisition of Quantum Research Group, net of cash acquired	(98,585)	—	—
Acquisition of intangible assets	(1,250)	(900)	(549)
Purchases of marketable securities	(27,120)	(12,865)	(22,290)
Sales or maturities of marketable securities	37,823	14,420	15,535
Net cash (used in) provided by investing activities	**(53,954)**	**(31,361)**	**35,704**
Cash flows from financing activities			
Principal payments on capital leases and other debt	(18,086)	(108,840)	(122,032)
Proceeds from capital leases and other debt	—	100,000	25,000
Repurchase of convertible notes	—	—	(145,515)
Repurchase of common stock	—	(250,151)	—
Proceeds from issuance of common stock	10,520	9,160	11,206
Tax payments related to shares withheld for vested restricted stock units	(1,764)	—	—
Proceeds from financing related to sale of manufacturing facilities	—	42,951	—
Net cash used in financing activities	**(9,330)**	**(206,880)**	**(231,341)**
Effect of exchange rate changes on cash and cash equivalents	(13,005)	6,014	9,309
Net increase (decrease) in cash and cash equivalents	34,796	(36,350)	110,157
Cash and cash equivalents at beginning of the year	**374,130**	**410,480**	**300,323**
Cash and cash equivalents at end of year	**$ 408,926**	**$ 374,130**	**$ 410,480**
Supplemental cash flow disclosures:			
Interest paid	$ 9,137	$ 8,176	$ 14,080
Income taxes paid, net	3,939	15,219	15,077
Supplemental non-cash investing and financing activities disclosures:			
(Decreases) increases in accounts payable related to fixed asset purchases	(6,611)	(9,544)	5,616
(Decreases) increases in liabilities related to intangible assets purchases	(930)	17,778	—
Fixed assets acquired under capital leases	—	—	3,925

The accompanying notes are an integral part of these Consolidated Financial Statements.

Atmel Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME

	Common Stock		Additional	Unearned	Accumulated Other		
	Shares	Par Value	Paid-In Capital	Stock-Based Compensation	Comprehensive Income	Accumulated Deficit	Total
				(In thousands)			
Balances, December 31, 2005	**483,366**	**$483**	**$1,400,261**	**$(2,942)**	**$126,055**	**$(586,486)**	**$ 937,371**
Comprehensive loss:							
Net income	—	—	—	—	—	14,650	**14,650**
Actuarial gain related to defined benefit pension plans	—	—	—	—	561	—	**561**
Unrealized gains on investments, net of tax	—	—	—	—	1,315	—	**1,315**
Foreign currency translation adjustments	—	—	—	—	80,631	—	**80,631**
Foreign currency translation gains credited to asset impairment charges	—	—	—	—	(97,725)	—	**(97,725)**
Total comprehensive loss							**(568)**
Cumulative effect adjustment on adoption of SFAS No. 158, net of income taxes	—	—	—	—	(3,600)	—	**(3,600)**
Stock-based compensation expense	—	—	9,485	—	—	—	**9,485**
Exercise of stock options	3,406	4	7,382	—	—	—	**7,386**
Issuance of common stock under employee stock purchase plan	2,072	2	3,818	—	—	—	**3,820**
Elimination of unearned stock-based compensation upon adoption of SFAS No. 123R	—	—	(2,942)	2,942	—	—	—
Balances, December 31, 2006	**488,844**	**489**	**1,418,004**	**—**	**107,237**	**(571,836)**	**953,894**
Comprehensive income:							
Net income	—	—	—	—	—	47,885	**47,885**
Actuarial gain related to defined benefit pension plans	—	—	—	—	6,861	—	**6,861**
Unrealized gains on investments, net of tax	—	—	—	—	681	—	**681**
Foreign currency translation adjustments	—	—	—	—	38,361	—	**38,361**
Total comprehensive income							**93,788**
Stock-based compensation expense	—	—	16,788	—	—	—	**16,788**
Exercise of stock options	3,604	4	9,156	—	—	—	**9,160**
Vested restricted stock units	312	—	—	—	—	—	—
Repurchase of common stock	(48,923)	(49)	(250,102)	—	—	—	**(250,151)**
Balances, December 31, 2007	**443,837**	**$444**	**$1,193,846**	**$ —**	**$153,140**	**$(523,951)**	**$ 823,479**
Comprehensive loss:							
Net loss	—	—	—	—	—	(27,209)	**(27,209)**
Actuarial gain related to defined benefit pension plans	—	—	—	—	4,079	—	**4,079**
Pension adjustment for sale of Heilbronn manufacturing operations (see Note 16)					(2,970)		**(2,970)**
Unrealized losses on investments, net of tax	—	—	—	—	(1,231)	—	**(1,231)**
Foreign currency translation adjustments	—	—	—	—	(39,019)	—	**(39,019)**
Total comprehensive loss							**(66,350)**
Stock-based compensation expense	—	—	35,793	—	—		**35,793**
Issuance of common stock for the acquisition of Quantum Research Group	126	—	405	—	—	—	**405**
Exercise of stock options	1,376	1	3,187	—	—		**3,188**
Issuance of common stock under employee stock purchase plan	2,431	3	7,329	—	—	—	**7,332**
Vested restricted stock units	1,558	1	—	—	—	—	**1**
Shares withheld for employee taxes related to vested restricted stock units	(456)	—	(1,764)	—	—	—	**(1,764)**
Balances, December 31, 2008	**448,872**	**$449**	**$1,238,796**	**$ —**	**$113,999**	**$(551,160)**	**$ 802,084**

The accompanying notes are an integral part of these Consolidated Financial Statements

Atmel Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data, employee data, and where otherwise indicated)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Atmel Corporation ("Atmel" or "the Company") designs, develops, manufactures and markets a broad range of high-performance logic, radio frequency and nonvolatile memory integrated circuits using complementary metal-oxide semiconductor ("CMOS") and other technologies. Atmel's products are used in a broad range of applications in the telecommunications, computing, networking, consumer and automotive electronics and other markets. Atmel's customers comprise a diverse group of United States of America ("U.S.") and non-U.S. original equipment manufacturers ("OEMs") and distributors.

In the third quarter of 2006, the Company completed the divestiture of its Grenoble, France, subsidiary. Results from the Grenoble subsidiary are excluded from the amounts from continuing operations disclosed herein, and have been reclassified as Results from Discontinued Operations. See Note 18 for further discussion.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Atmel and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior-year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the current presentation. These reclassifications did not affect the prior periods' stockholders' equity, net (loss) income or net cash provided by operating activities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include provision for excess and obsolete inventory, sales return reserves, stock-based compensation expense, allowances for doubtful accounts receivable, warranty reserves, estimates for useful lives associated with long-lived assets, charges for grant repayments, asset impairments charges (recovery), recoverability of goodwill and intangible assets, restructuring charges, certain accrued liabilities and income taxes and tax valuation allowances. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of Atmel's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other current assets and current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items. Investments in debt securities are carried at fair value based on quoted market prices. The fair value of the Company's debt approximates book value as of December 31, 2008 and 2007 due to their relatively short term nature as well as the variable interest rates on these debt obligations. The estimated fair value has been determined by the Company using available market information. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that Atmel could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents

Investments with an original or remaining maturity of 90 days or less, as of the date of purchase, are considered cash equivalents, and consist of highly liquid money market instruments.

Atmel maintains its cash balances at a variety of financial institutions and has not experienced any material losses relating to such instruments. Atmel invests its excess cash in accordance with its investment policy that has been reviewed and approved by the Board of Directors.

Investments

All of the Company's investments in debt and equity securities in publicly-traded companies are classified as available-for-sale, including auction-rate securities for which the Company has received an offer from UBS Financial Services Inc. ("UBS") to purchase the Company's eligible auction-rate securities at par value at any time during a two year time period from June 30, 2010 to July 2, 2012. Available-for-sale securities with maturities greater than twelve months are classified as short-term when they represent investments of cash that are intended for use in current operations. Investments in available-for-sale securities are reported at fair value with unrealized gains (losses), net of related tax, included as a component of accumulated other comprehensive income.

The Company's marketable securities include corporate equity securities, U.S. and foreign corporate debt securities, guaranteed variable annuities and auction-rate securities. The Company monitors its investments for impairment periodically and recognizes an impairment charge when the decline in the fair value of these investments is judged to be other-than temporary. Significant judgment is used to identify events or circumstances that would likely have a significant adverse effect on the future use of the investment. The Company considers various factors in determining whether an impairment is other-than-temporary, including the severity and duration of the impairment, forecasted recovery, and its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company's investments include certain highly-rated auction rate securities, totaling $8,795 at December 31, 2008, which are structured with short-term interest rate reset dates of either 7 or 28 days, and contractual maturities that can be in excess of ten years. The Company evaluates its portfolio by continuing to monitor the credit rating, interest yields of these auction-rate securities and status of reset at each auction date.

Accounts Receivable

An allowance for doubtful accounts is calculated based on the aging of Atmel's accounts receivable, historical experience, and management judgment. Atmel writes off accounts receivable against the allowance when Atmel determines a balance is uncollectible and no longer actively pursues collection of the receivable. In the three months ended December 31, 2008, the Company recorded a bad debt charge of $11,717 related to an Asian distributor whose business was impacted following their addition to the U.S. Department of Commerce Entity List, which prohibits the Company from shipping products to the distributor.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis for raw materials and purchased parts; and an average-cost basis for work in progress and finished goods) or market. Market is based on estimated net realizable value. The Company establishes provisions for lower of cost or market and excess and obsolescence write downs. The determination of obsolete or excess inventory requires an estimation of the future demand for the Company's products and these provisions are recorded when the inventory on hand exceeds management's estimate of future demand for each product. Once the inventory is written down, a new cost basis is established; however, for tracking purposes, the write-down is recorded as a reserve on the consolidated balance sheets. These inventory reserves are not relieved until the related inventory has been sold or scrapped.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building and improvements	10 to 20 years
Machinery, equipment and software	2 to 5 years
Furniture and fixtures	5 years

Maintenance, repairs and minor upgrades are expensed as incurred.

Investments in Privately-Held Companies

Investments in privately-held companies are accounted for at historical cost or, if Atmel has significant influence over the investee, using the equity method of accounting. Atmel's proportionate share of income or losses from investments accounted for under the equity method, and any gain or loss on disposal, are recorded in interest and other (expenses) income, net. Investments in privately held companies are included in other assets on the Company's consolidated balance sheets.

For investments in privately-held companies, the Company monitors for impairment periodically and reduces their carrying values to fair value when the declines are determined to be other-than-temporary.

Revenue Recognition

The Company sells its products to OEMs and distributors and recognizes revenue when the rights and risks of ownership have passed to the customer, when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. Reserves for sales returns and allowances are estimated and re-evaluated each reporting period.

For sales to certain distributors (primarily based in the U.S. and from the third quarter of 2008, Europe) with agreements allowing for price protection and product returns, the Company recognizes revenue at the time the distributor sells the product to its end customer. Revenue is not recognized upon shipment since, due to price protection rights, the sales price is not substantially fixed or determinable at that time. Additionally, these distributors have contractual rights to return products, up to a specified amount for a given period of time. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets. This balance represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods could be less than the deferred margin as a result of price protection concessions related to market pricing conditions which are not estimable at the time of shipment. The Company does not reduce deferred margin by estimated price protection; instead, such price concessions are recorded when incurred, which is generally at the time the distributor sells the product to an end-user. Sales to certain other primarily non-U.S. based distributors (primarily based in Asia) carry either no or very limited rights of return. The Company has historically been able to estimate returns and other credits from these distributors and accordingly has historically recognized revenue from sales to these distributors upon shipment, with a related allowance for potential returns established at the time of sale.

Effective July 1, 2008, the Company entered into revised agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection, and the right to return products upon termination of the distribution agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, revenues and related costs will be deferred until the products are sold by the distributors to their end customers. The Company consider that the sale prices are not "fixed or determinable" at the time of shipment to these distributors.

Royalty Expense Recognition

The Company has entered into a number of technology license agreements with unrelated third parties. Generally, the agreements require a one-time or annual license fee. In addition, the Company may be required to pay a royalty on sales of certain products that are derived under these licensing arrangements. The royalty expense is accrued in cost of revenues the period in which the revenues incorporating the technology are recognized, and is included in accrued and other liabilities on the consolidated balance sheets.

Grant Recognition

Subsidy grants from government organizations are recorded as a reduction of expenses over the period the related obligations are fulfilled. Recognition of future subsidy benefits depend on either the Company's achievement of certain technical milestones or the achievement of certain capital investment spending and employment goals. The Company recognized the following amount of subsidy grant benefits as a reduction of either cost of revenues or research and development expenses, depending on the nature of the grant:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Cost of revenues	$ 1,688	$ 1,685	$ 9,654
Research and development expenses	21,603	18,038	14,573
Total	$23,291	$19,723	$24,227

The Company receives economic incentive grants and allowances from European governments targeted at increasing employment at specific locations. The subsidy grant agreements typically contain economic incentive and other covenants that must be met to receive and retain grant benefits. Noncompliance with the conditions of the grants could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. In addition, the Company may need to record charges to reverse grant benefits recorded in prior periods as a result of changes to its plans for headcount, project spending, or capital investment at any of these specific locations. If the Company is unable to comply with any of the covenants in the grant agreements, its results of operations and financial position could be materially adversely affected. Refer to Note 15 for further discussion.

Advertising Costs

Atmel expenses all advertising costs as incurred. Advertising costs were not significant in the years ended December 31, 2008, 2007, or 2006.

Foreign Currency Translation

Most of Atmel's major international subsidiaries use their local currencies as their respective functional currencies. Financial statements of these foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. The effect of translating the accounts of these foreign subsidiaries into U.S. dollars has been included in the consolidated statements of stockholders' equity and comprehensive (loss) income as a cumulative foreign currency translation adjustment. Gains and losses from remeasurement of assets and liabilities denominated in currencies other than the respective functional currencies are included in the consolidated statements of operations. Losses due to foreign currency remeasurement included in interest and other (expenses) income, net for the years ended December 31, 2008, 2007 and 2006 were $4,939, $389 and $9,364, respectively.

Stock-Based Compensation

Upon adoption of Statement of Financial Accounting Standards 123R ("SFAS 123R"), the Company reassessed its equity compensation valuation method and related assumptions. The Company's determination of the fair value of share-based payment awards on the date of grant utilizes an option-pricing model, and is impacted by its common stock price as well as a change in assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to: expected common stock price volatility over the term of the option awards, as well as the projected employee option exercise behaviors (expected period between stock option vesting date and stock option exercise date). For performance-based restricted stock units, the Company is required to assess the probability of achieving certain financial objectives at the end of each reporting period. Based on the assessment of this probability, the Company records stock-based compensation expense. The fair value of a restricted stock unit is equivalent to the market price of the Company's common stock on the measurement date.

Stock-based compensation expense recognized in the Company's consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 included a combination of payment awards granted prior to January 1, 2006 and payment awards granted subsequent to January 1, 2006. For stock-based payment awards granted prior to January 1, 2006, the Company attributes the value of stock-based compensation, determined under SFAS No. 123R, to expense using the accelerated multiple-option approach. Compensation expense for all stock-based payment awards granted subsequent to January 1, 2006 is recognized using the straight-line single-option method. Stock-based compensation expense included in the years ended December 31, 2008, 2007 and 2006 includes the impact of estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock options granted in periods prior to 2006 were measured based on SFAS No. 123 requirements, whereas stock options granted subsequent to January 1, 2006 were measured based on SFAS No. 123R requirements. See Note 8 for further discussion of the Company's stock-based compensation arrangements.

Valuation of Goodwill and Intangible Assets

The Company reviews goodwill and intangible assets with indefinite lives for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Purchased intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives and are reviewed for impairment under SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"). Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and forecasted operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. If the total future cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable.

Certain Risks and Concentrations

Atmel sells its products primarily to OEMs and distributors in North America, Europe and Asia, generally without requiring any collateral. Atmel performs ongoing credit evaluations and maintains adequate allowances for potential credit losses. No single customer represented more than ten percent of accounts receivable as of December 31, 2008 and 2007, or net revenues for the years ended December 31, 2008, 2007 and 2006.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing process technologies and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. As a result, Atmel may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Atmel believes that its existing cash, cash equivalents and investments together with cash flow from operations, equipment lease financing and other short term borrowing, will be sufficient to support its liquidity and capital investment activities for the next twelve months.

Additionally, the Company relies on a limited number of contract manufacturers to provide assembly services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Income Taxes

Atmel's provision for income tax comprises its current tax liability and change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more likely than not to be recoverable against future taxable income. No U.S. taxes are provided on earnings of non-U.S. subsidiaries, to the extent such earnings are deemed to be permanently invested.

Atmel's income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations.

Long-Lived Assets

Atmel periodically evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144. Factors which could trigger an impairment review include the following: (i) significant negative industry or economic trends, (ii) exiting an activity in conjunction with a restructuring of operations, (iii) current, historical or projected losses that demonstrated continuing losses associated with an asset, (iv) significant decline in the Company's market capitalization for an extended period of time relative to net book value, (v) recent changes in the Company's manufacturing model, and (vi) management's assessment of future manufacturing capacity requirements. When the Company determines that there is an indicator that the carrying value of long-lived assets may not be recoverable, the assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset from the expected future undiscounted pre-tax cash flows of the related operations. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, and the fair values of certain assets based on appraisals and industry trends. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. The evaluation is performed at the lowest levels for which there are identifiable, independent cash flows. See Note 14 for further discussion of Atmel's long-lived assets.

Costs that the Company incurs to acquire completed product and process technology are capitalized and amortized on a straight-line basis over two to five years. Capitalized product and process technology costs are amortized over the shorter of the estimated useful life of the technology or the term of the technology agreement.

Net (Loss) Income Per Share

Atmel accounts for net (loss) income per share in accordance with SFAS No. 128, "Earnings per Share" ("SFAS No. 128"). Basic net (loss) income per share is computed by using the weighted-average number of common shares that were outstanding during the period. Diluted net income per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units and contingently issuable shares for all periods, assumed issuance of shares under employee stock purchase plan and convertible securities for all periods. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. Income or loss from continuing operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

Product Warranties

The Company warrants finished goods against defects in material and workmanship under normal use and service typically for periods of 90 days to two years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Research and Development

Costs incurred in the research and development of Atmel's products are expensed as incurred. Research and development expenses were $260,310, $272,041 and $289,108 in the years ended December 31, 2008, 2007 and 2006, respectively.

Recent Accounting Pronouncements

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" ("FSP No. 157-2"), which delays the effective date of SFAS No. 157, "Fair Value Measurements", for all non-recurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP No. 157-2 on its financial position and results of operations.

In October 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. 157-3"), which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 was effective upon its issuance, including prior periods for which financial statements have not been issued. FSP No. 157-3 did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). This standard is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under SFAS No 133; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on its consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP FAS No. 142-3, which amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of SFAS No. 142-3 on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins after December 31, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). Under SFAS No. 159, a company may elect to use fair value to measure eligible items at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. If elected, SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Company adopted SFAS No. 159 (See Note 4 for further discussion).

Note 2 BALANCE SHEET DETAIL

Inventories are comprised of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Raw materials and purchased parts	$ 14,959	$ 22,996
Work-in-progress	206,126	249,863
Finished goods	102,931	84,442
	$324,016	$357,301

Prepaids and other current assets consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Value-added tax receivable	$22,190	$35,667
Deferred income tax assets	12,658	5,726
Grants receivable	5,645	5,463
Income tax receivable	7,735	3,593
Prepaid income taxes	4,759	7,274
Other	24,555	31,058
	$77,542	$88,781

Other assets consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Investments in privately-held companies	$ 8,282	$ 7,978
Deferred income tax assets, net of current portion	3,921	5,006
Long-term investments (including auction-rate securities)	12,871	—
Other	10,453	5,433
	$35,527	$18,417

Accrued and other liabilities consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Advance payments from customer	$ 10,000	$ 10,120
Income taxes payable	4,689	10,788
Deferred income tax liability, current portion	2,731	2,783
Accrued salaries and benefits	77,014	91,972
Deferred grants	8,066	12,968
Grants to be repaid(1)	13,303	10,793
Warranty accruals and accrued returns, royalties and licenses	15,248	21,573
Accrued restructuring	23,058	15,675
Acquisition-related payable (See Note 3)	14,072	—
Financing liability related to sale of manufacturing facilities	—	44,137
Other	38,836	46,178
	$207,017	$266,987

(1) The balance at December 31, 2007 excluded $39,519 of grants repaid in the year ended December 31, 2008, which was included in accounts payable at December 31, 2007.

Other long-term liabilities consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Advance payments from customer	$ 44,668	$ 54,668
Income taxes payable	104,996	98,269
Accrued pension liability	26,043	50,915
Long-term technology license payable	13,850	16,107
Deferred income tax liability, non-current portion	11,630	4,891
Other	17,421	12,994
	$218,608	$237,844

Advance payments from customer relate to a supply agreement that the Company entered into with a specific customer in 2000. The supply agreement calls for the Company to make available to the customer a minimum quantity of products. Minimum repayments are required each year on these agreements, with additional payments to be made if the customer exceeds certain purchasing levels. As of December 31, 2008, the Company had remaining $54,668 in customer advances received, of which $10,000 is recorded in accrued and other liabilities and $44,668 in other long-term liabilities. Minimum payments required to be made annually are the greater of 15% of the value of product shipped to the customer or $10,000, until such time that the advances have been fully repaid. The Company repaid $10,000 in each of the three years ended December 31, 2008 under these agreements.

Also included in other long-term liabilities is a note payable to an entity in which the Company has an equity investment. The total outstanding amount due was $9,286, of which $6,784 is included in other long-term liabilities, and $2,502 is included in accounts payable at December 31, 2008 and $9,342, of which $7,086 is included in other long-term liabilities and $2,256 is included in accounts payable at December 31, 2007. In addition, the Company paid $26,600, $24,816 and $23,094 to this company in the years ended December 31, 2008, 2007 and 2006, respectively, relating to a cost sharing arrangement for facility services at its Heilbronn, Germany facility.

Note 3 BUSINESS COMBINATION

On March 6, 2008, the Company completed its acquisition of Quantum Research Group Ltd. ("Quantum"), a supplier of capacitive sensing IP solutions. The Company acquired all outstanding shares as of the acquisition date and Quantum became a wholly-owned subsidiary of Atmel.

The total purchase price of the acquisition was as follows:

	(In thousands)
Cash	$ 88,106
Fair value of common stock issued	405
Direct transaction costs	7,345
Original purchase price	95,856
Adjustments for contingent consideration subsequently earned	8,684
Total estimated purchase price	$104,540

Of the $88,106 cash paid to the former Quantum stockholders on the closing date of the acquisition, $13,000 was placed in an escrow account and will be released 18 months from the closing date upon satisfaction of any outstanding obligations related to certain representations and warranties included in the acquisition agreement. As part of the purchase price, the Company also issued 126 shares of its common stock to a Quantum shareholder, which was valued at $405.

The Company agreed to make certain payments to certain former stockholders of Quantum, contingent on achieving specified financial objectives in 2008. The Company paid $5,322 and $3,362 during the period from the closing date of the acquisition through December 31, 2008 and from January 1, 2009 through January 31, 2009, respectively, for the achievement of certain financial objectives through December 31, 2008, which was recorded as additional goodwill as of December 31, 2008. No further amounts will be paid under this arrangement.

In the year ended December 31, 2008, the Company paid $98,585 in cash for the acquisition of Quantum, consisting of the purchase price of $104,540, less fair value of common stock issued of $405, cash acquired of $2,188 and a payment of $3,362 related to the contingent payments described above which was not made until the first quarter of 2009.

The allocation of the purchase price to Quantum's tangible and identifiable intangible assets acquired and liabilities assumed is based on their estimated fair values. Further adjustments may be included in the final allocation of the purchase price of Quantum, if the adjustments are determined within the purchase price allocation period (up to twelve months from the closing date). The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill. Goodwill is not deductible for tax purposes. Goodwill and intangible assets were recorded on the books of Quantum, an Atmel subsidiary that utilizes the British Pound as its functional currency.

The purchase price was allocated as follows as of the closing date of the acquisition:

	March 6, 2008
	(In thousands)
Goodwill	$59,215
Other intangible assets	31,002
Tangible assets acquired and liabilities assumed:	
Cash and cash equivalents	2,188
Accounts receivable	3,070
Inventory	966
Prepaids and other current assets	149
Fixed assets	455
Trade accounts payable	(1,013)
Accrued liabilities	(1,223)
In-process research and development	1,047
	$95,856

The movement of the goodwill balance since the date of the acquisition of Quantum was as follows:

	March 6, 2008	Additional Consideration Earned	Cumulative Translation Adjustments	December 31, 2008
		(In thousands)		
Goodwill	$59,215	$8,684	$(16,889)	$51,010

The goodwill amount is not subject to amortization and is included in the Company's Microcontroller segment. It is tested for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142.

The Company performed its annual goodwill impairment analysis in the fourth quarter of 2008. Based on its 2008 impairment assessment, the Company concluded that the fair value of its reporting unit exceeded its carrying value as of December 31, 2008.

The movement in the gross amount of the other intangible assets since the date of the acquisition of Quantum was as follows:

	March 6, 2008	Cumulative Translation Adjustments	December 31, 2008
		(In thousands)	
Other intangible assets:			
Customer relationships	$21,482	$(5,694)	$15,788
Developed technology	6,880	(1,816)	5,064
Tradename	1,180	(311)	869
Non-compete agreement	990	(261)	729
Backlog	470	(124)	346
	$31,002	$(8,206)	$22,796

The Company has estimated the fair value of other intangible assets using the income approach and these identifiable intangible assets are subject to amortization. The following table sets forth the components of the identifiable intangible assets subject to amortization as of December 31, 2008, which are being amortized on a straight-line basis:

	Gross Value	Accumulated Amortization	Cumulative Translation Adjustments on Accumulated Amortization	Net Value	Estimated Useful Life
	(In thousands, except for years)				
Customer relationships	$15,788	$(3,382)	$ 750	$13,156	5 years
Developed technology	5,064	(1,085)	241	4,220	5 years
Tradename	869	(311)	69	627	3 years
Non-compete agreement	729	(156)	35	608	5 years
Backlog	346	(465)	119	—	< 1 year
	$22,796	$(5,399)	$1,214	$18,611	

Customer relationships represent future projected net revenues that will be derived from sales of current and future versions of existing products that will be sold to existing customers. Developed technology represents a combination of processes, patents and trade secrets developed through years of experience in design and development of the products. Tradename represents the Quantum brand that the Company will continue to use to market the current and future capacitive sensing products. Non-compete agreement represents the fair value to the Company from agreements with certain former Quantum executives to refrain from competition for a number of years. Backlog represents committed orders from customers as of the closing date of the acquisition.

The Company recorded the following acquisition-related charges in the consolidated statements of operations in the year ended December 31, 2008:

	December 31, 2008
	(In thousands)
Amortization of intangible assets	$ 5,556
In-process research and development	1,047
Compensation-related expense — cash	10,710
Compensation-related expense — stock	6,301
	$23,614

The Company recorded amortization of intangible assets of $5,556 associated with customer relationships, developed technology, tradename, non-compete agreements and backlog in the year ended December 31, 2008.

In the three months ended March 31, 2008, the Company recorded a charge of $1,047 associated with acquired in-process research and development ("IPR&D"), in connection with the acquisition of Quantum. No charges were recorded in the years ended December 31, 2007 and 2006. The Company's methodology for allocating the purchase price to IPR&D involves established valuation techniques utilized in the high-technology industry. Each project in process was analyzed by discounted forecasted cash flows directly related to the products expected to result from the subject research and development, net of returns in contributory assets including working capital, fixed assets, customer relationships, trade name, and assembled workforce. IPR&D was expensed upon acquisition because technological feasibility has not been established and no future alternative uses existed. The fair value of technology under development is determined using the income approach, which discounts expected future cash flows to present value. A discount rate of 33% is used for the projects to account for the risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could impact the estimates recorded. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis. These estimates did not account for any potential synergies realizable as a result of the acquisition and were in line with industry averages and growth estimates.

The Company also agreed to compensate former key executives of Quantum, contingent upon continuing employment determined at various dates over a three year period. The Company has agreed to pay up to $15,049 in cash and issue 5,319 shares of the Company's common stock valued at $17,285, based on the Company's closing stock price on March 4, 2008. These amounts are being accrued over the employment period on an accelerated basis. As a result, in the year ended December 31, 2008, the Company recorded compensation-related expenses of $10,710 in cash and $6,301 in shares as disclosed in the table above.

Pro Forma Results

Pro forma consolidated statements of operations have not been presented because Quantum's historical financial results were not material to the Company's consolidated statements of operations for the period from January 1, 2006 through March 6, 2008.

Note 4 INVESTMENTS

Investments at December 31, 2008 and 2007 are primarily comprised of corporate equity securities, U.S. and foreign corporate debt securities, guaranteed variable annuities and auction-rate securities.

All marketable securities are deemed by management to be available-for-sale and are reported at fair value, with the exception of certain auction-rate securities as described below. Net unrealized gains or losses that are not deemed to be other than temporary are reported within stockholders' equity on the Company's consolidated balance sheets as a component of accumulated other comprehensive income. Gross realized gains or losses are recorded based on the specific identification method. During 2008, 2007 and 2006, the Company's gross realized gains or losses on short-term investments were not material. The Company's investments are further detailed in the table below:

	December 31, 2008		December 31, 2007	
	Adjusted Cost	Fair Value	Adjusted Cost	Fair Value
	(In thousands)			
Corporate equity securities	$ 87	$ 165	$ 87	$ 1,542
Auction-rate securities	8,795	8,795*	29,075	29,075
Corporate debt securities and other obligations	34,089	35,618	23,817	25,200
	$42,971	$44,578	$52,979	$55,817
Unrealized gains	1,721		2,900	
Unrealized losses	(114)		(62)	
Net unrealized gains	1,607		2,838	
Fair value	$44,578		$55,817	
Amount included in short-term investments		$31,707		$55,817
Amount included in other assets		12,871		—
		$44,578		$55,817

In the year ended December 31, 2008, the Company recorded an impairment charge of $530 on auction-rate securities. The Company believes this loss to be other than temporary due to the Company's inability to liquidate these securities at par value in the foreseeable future. In the year ended December 31, 2008, auctions for the Company's auction-rate securities have failed and as a result these securities have become illiquid. The Company concluded that $8,795 (book value) of these securities are unlikely to be liquidated within the next twelve months and classified these securities as long-term investments, which is included in other assets on the consolidated balance sheets.

In October 2008, the Company accepted an offer from UBS Financial Services Inc. ("UBS") to purchase the Company's eligible auction-rate securities of $6,575 at par value (the "Put Option") at any time during a two-year time period from June 30, 2010 to July 2, 2012. As a result of this offer, the Company expects to sell the securities to UBS at par value on June 30, 2010. The Company elected to measure the Put Option under the fair value option of SFAS No. 159 and recorded income of approximately $431 and recorded a corresponding long-term investment, which is included within the auction-rate securities balance for presentation purposes. Simultaneously, the Company made a one-time election to transfer the auction-rate securities from available-for-sale to trading securities. As a result of accepting the offer and reclassifying the auction-rate securities from available-for-sale to trading securities, the Company recognized an other-than-temporary impairment loss of approximately $431, reflecting a reversal of the related unrealized loss that was previously recorded in other comprehensive loss. The recording of the fair value of the Put Option and the recognition of the other-than-temporary impairment loss resulted in no impact to the consolidated statement of operations for the year ended December 31, 2008.

Contractual maturities (at book value) of available-for-sale debt securities as of December 31, 2008, were as follows:

	(In thousands)
Due within one year	$23,820
Due in 1-5 years	10,269
Due in 5-10 years	—
Due after 10 years	2,220
Total	$36,309

* Includes the fair value of the Put Option of $323, related to the offer from UBS to purchase auction-rate securities of $6,575.

Atmel has classified all investments with maturity dates of 90 days or more as short-term since it has the ability to redeem them within the year.

Note 5 FIXED ASSETS

	December 31, 2008	December 31, 2007
	(In thousands)	
Land	$ 27,475	$ 38,568
Buildings and improvements	604,608	681,581
Machinery and equipment	1,371,793	1,799,765
Furniture and fixtures	159,146	164,005
Construction-in-progress	1,682	2,767
	$ 2,164,704	$ 2,686,686
Less: Accumulated depreciation and amortization	(1,781,597)	(2,107,120)
	$ 383,107	$ 579,566

Depreciation expense on fixed assets for the years ended December 31 2008, 2007 and 2006, was $124,883, $124,064 and $215,487, respectively. Fixed assets include building and improvements, and machinery and equipment acquired under capital leases of $76,087 and $147,543 at December 31, 2008 and 2007, respectively, with accumulated depreciation of $42,930 and $84,737, respectively.

The Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. In the year ended December 31, 2008, the Company recorded an impairment charge of $7,969 for the sale of its Heilbronn, Germany manufacturing facility, calculated as the difference between the estimated fair value of approximately $6,773, less selling costs related to legal, commissions and other direct incremental costs of $4,944, compared to a carrying value of approximately $9,798. In the fourth quarter of 2006, management performed an assessment of market values for the North Tyneside, United Kingdom, and Irving, Texas, fabrication facilities compared to then current carrying values, and, as a result, recorded impairment charges of $72,277 and $10,305, respectively. See Note 16 for further discussion.

In the year ended December 31, 2006, depreciation and amortization expense classified within income from discontinued operations totaled $3,060.

Note 6 INTANGIBLE ASSETS, NET

Intangible assets, net consisted of technology licenses and acquisition-related intangible assets as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Core/licensed technology	$ 84,718	$102,906
Accumulated amortization	(69,208)	(83,354)
Total technology licenses	15,510	19,552
Acquisition-related intangible assets	22,796	—
Accumulated amortization	(4,185)	—
Total acquisition-related intangible assets	18,611	—
Total intangible assets, net	$ 34,121	$ 19,552

Amortization expense for technology licenses in the years ended December 31, 2008, 2007 and 2006 totaled $4,357, $4,709 and $6,459, respectively. Amortization expense for acquisition-related intangible assets of $5,556 in the year ended December 31, 2008. There were no amortization expense for acquisition-related intangible assets in the years ended December 31, 2007 and 2006.

The following table presents the estimated future amortization of the technology licenses and acquisition-related intangible assets:

Years Ending December 31:	Technology Licenses	Acquisition-Related Intangible Assets	Total
		(In thousands)	
2009	$ 4,277	$ 4,606	$ 8,883
2010	3,952	4,606	8,558
2011	3,254	4,364	7,618
2012	3,221	4,316	7,537
2013	806	719	1,525
Total future amortization	$15,510	$18,611	$34,121

Note 7 BORROWING ARRANGEMENTS

Information with respect to Atmel's debt and capital lease obligations as of December 31, 2008 and 2007 is shown in the following table:

	December 31, 2008	December 31, 2007
	(In thousands)	
Various interest-bearing notes and term loans	$ 2,835	$ 6,221
Bank lines of credit	125,000	125,000
Capital lease obligations	17,206	31,658
Total	$ 145,041	$ 162,879
Less: current portion of long-term debt and capital lease obligations	(131,132)	(142,471)
Long-term debt and capital lease obligations due after one year	$ 13,909	$ 20,408

Maturities of long-term debt and capital lease obligations are as follows:

Years Ending December 31:	(In thousands)
2009	$132,833
2010	5,815
2011	4,789
2012	1,124
2013	—
Thereafter	2,835
	147,396
Less: amount representing interest	(2,355)
Total	$145,041

On March 15, 2006, the Company entered into a five-year asset-backed credit facility for up to $165,000 with certain European lenders. This facility is secured by the Company's non-U.S. trade receivables. At December 31, 2008, the amount available under this facility was $104,467 based on eligible non-U.S. trade receivables, of which $100,000 was outstanding. Borrowings under the facility bear interest at LIBOR plus 2% per annum (approximately 3.10% based on the two month LIBOR at December 31, 2008), while the undrawn portion is subject to a commitment fee of 0.375% per annum. The outstanding balance is subject to repayment in full on the last day of its interest period (every two months). The terms of the facility subject the Company to certain financial and other covenants and cross-default provisions. The Company was in compliance with these covenants as of December 31, 2008. Commitment fees and amortization of up-front fees paid related to the facility in the years ended December 31, 2008, 2007 and 2006 totaled $1,183, $1,392 and $1,073, respectively, and are included in interest and other (expense) income, net, in the consolidated statements of operations. The outstanding balance under this facility is classified as bank lines of credit in the summary debt table above. As of January 31, 2009, the Company's eligible non-U.S. trade receivables under this facility declined to approximately $77,000 which may require the Company to either repay a portion of the loan or utilize cash in a restricted account as additional collateral.

In December 2004, the Company established a $25,000 revolving line of credit with a domestic bank, which has been extended until September 2009. The interest rate on the revolving line of credit is either lower of the domestic bank's prime rate (approximately 3.25% at December 31, 2008) or LIBOR plus 2% (approximately 2.44% based on the one month LIBOR at December 31, 2008). In September 2005, the Company obtained a $15,000 term loan from the same bank, which matured at September 30, 2008. The revolving line of credit is secured by the Company's U.S. trade receivables and requires the Company to meet certain financial ratios and to comply with other covenants on a periodic basis. The Company was in compliance with these covenants as of December 31, 2008, at which date, the full $25,000 of the revolving line of credit was outstanding and is classified as bank lines of credit in the summary debt table. In February 2009, the Company repaid $3,500 under this line of credit as its eligible U.S. trade receivables declined to approximately $21,500.

In February 2005, the Company entered into an equipment financing arrangement in the amount of Euro 40,685 ($54,005) which is repayable in quarterly installments over three years. The stated interest rate is EURIBOR plus 2.25%. This equipment financing was collateralized by the financed assets. The outstanding balance as of December 31, 2007 of $5,250 was classified as capital lease obligations in the summary debt table and was repaid in the quarter ended March 31, 2008.

Of the Company's remaining outstanding debt obligations of $20,041 as of December 31, 2008, $17,206 are classified as capital leases and $2,835 as interest bearing notes in the summary debt table.

Included within the Company's outstanding debt obligations are $139,631 of variable-rate debt obligations where the interest rates are based on either the Prime Rate, LIBOR index plus 2.0% or the short-term EURIBOR index plus a spread ranging from 0.9% to 2.25%. Approximately $125,000 of the Company's total debt obligations at December 31, 2008 have cross default provisions.

Note 8 STOCK-BASED COMPENSATION

Option and Employee Stock Purchase Plans

The 2005 Stock Plan was approved by stockholders on May 11, 2005. As of December 31, 2008, 114,000 shares were authorized for issuance under the 2005 Stock Plan, and 30,186 shares of common stock remained available for grant. Under Atmel's 2005 Stock Plan, Atmel may issue common stock directly, grant options to purchase common stock or grant restricted stock units payable in common stock to employees, consultants and directors of Atmel. Options, which generally vest over four years, are granted at fair market value on the date of the grant and generally expire ten years from that date.

Activity under Atmel's 2005 Stock Plan is set forth below:

		Outstanding Options		
	Available for Grant	Number of Options	Exercise Price per Share	Weighted-Average Exercise Price per Share
	(In thousands, except per share data)			
Balances, December 31, 2005	**17,865**	**30,226**	**$1.00-$24.44**	**$5.44**
Options granted	(9,559)	9,559	$ 3.68-$6.28	5.65
Options cancelled/expired/forfeited	4,994	(5,059)	$1.00-$24.44	5.87
Options exercised	—	(3,406)	$ 1.68-$5.13	2.17
Balances, December 31, 2006	**13,300**	**31,320**	**$1.68-$24.44**	**$5.79**
Restricted stock units issued	(4,130)	—	—	—
Options granted	(7,195)	7,195	$ 4.35-$6.05	4.99
Options cancelled/expired/forfeited	4,129	(4,129)	$1.68-$24.44	7.24
Options exercised	—	(3,604)	$ 1.68-$5.75	2.54
Balances, December 31, 2007	**6,104**	**30,782**	**$1.68-$24.44**	**$5.81**
Authorized additional shares available for grant	58,000	—	—	—
Restricted stock units issued	(8,098)	—	—	—
Performance-based restricted stock units issued	(9,914)	—	—	—
Adjustment for restricted stock units issued	(14,049)	—	—	—
Options granted	(5,150)	5,150	$ 3.24-$4.37	3.70
Options cancelled/expired/forfeited	3,293	(3,293)	$1.98-$24.44	6.52
Options exercised	—	(1,376)	$ 1.68-$4.19	2.32
Balances, December 31, 2008	**30,186**	**31,263**	**$1.68-$24.44**	**$5.54**

Restricted stock units are granted from the pool of options available for grant. On May 14, 2008, the Company's stockholders approved an amendment to its 2005 Stock Plan whereby every share underlying restricted stock, restricted stock units (including performance-based restricted stock units), and stock purchase rights issued on or after May 14, 2008 will be counted against the numerical limit for options available for grant as 1.78 shares in the table above. If shares issued pursuant to any restricted stock, restricted stock unit, and stock purchase right agreements are forfeited or repurchased by the Company and would otherwise return to the 2005 Stock Plan, 1.78 times the number of shares will return to the plan and will again become available for issuance. The Company issued 18,012 restricted stock units from May 14, 2008 to December 31, 2008, resulting in a reduction of 32,061 shares available for grant under the 2005 Stock Plan.

Restricted Stock Units

Activity related to restricted stock units is set forth below:

	Number of Shares	Weighted-Average Fair Value Per Share
	(In thousands, except per share data)	
Restricted stock units issued	4,280	$5.28
Restricted stock units vested	(312)	4.72
Balance, December 31, 2007	**3,968**	**5.32**
Restricted stock units issued	8,098	4.27
Performance-based restricted stock units issued	9,914	3.94
Restricted stock units vested	(1,558)	4.12
Balance, December 31, 2008	**20,422**	**4.33**

During the year ended December 31, 2008, 1,558 restricted stock units vested, including 456 shares withheld for taxes. These vested restricted stock units had a weighted-average fair value of $4.12 on the vesting dates. As of December 31, 2008, total unearned stock-based compensation related to nonvested restricted stock units previously granted was approximately $79,894, excluding forfeitures, and is expected to be recognized over a weighted-average period of 3.1 years.

During the year ended December, 31, 2007, 312 restricted stock units vested. These vested restricted stock units had a weighted-average fair value of $4.72 on the vesting dates. As of December 31, 2007, total unearned stock-based compensation related to nonvested restricted stock units was approximately $31,035, excluding forfeitures, and is expected to be recognized over a weighted-average period of 4.0 years.

In the year ended December 31, 2008, the Company issued performance-based restricted stock units to eligible employees for a maximum of 9,914 shares of the Company's common stock under the 2005 Stock Plan. These restricted stock units vest only if the Company achieves certain quarterly operating margin performance criteria over the performance period of July 1, 2008 to December 31, 2011. Until restricted stock units are vested, they do not have the voting rights of common stock and the shares underlying the awards are not considered issued and outstanding. The Company recognizes the stock-based compensation expense for its performance-based restricted stock units when management believes it is probable that the Company will achieve certain future quarterly operating margin performance criteria. The Company recorded stock-based compensation expense of $2,092 in the year ended December 31, 2008 in connection with these performance-based restricted stock units.

The following table summarizes the stock options outstanding at December 31, 2008:

	Options Outstanding				Options Exercisable			
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Term (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value
	(In thousands, except per share prices and life data)							
$ 1.68- 3.24	3,638	5.62	$ 2.48	$2,474	2,651	4.43	$ 2.24	$2,376
3.26- 3.32	3,670	7.80	3.30	—	1,353	6.97	3.30	—
3.41- 4.70	3,257	8.18	4.19	—	892	4.79	4.12	—
4.74- 4.89	4,509	8.26	4.79	—	1,830	8.08	4.81	—
4.92- 5.32	3,179	7.95	5.02	—	1,165	7.31	5.05	—
5.55- 5.75	4,387	6.31	5.73	—	3,081	5.40	5.74	—
5.85- 6.27	814	6.04	6.02	—	568	5.18	6.02	—
6.28- 6.28	3,254	7.96	6.28	—	1,506	7.96	6.28	—
6.47-12.13	3,196	2.70	8.60	—	3,185	2.68	8.61	—
12.47-24.44	1,359	1.38	16.79	—	1,360	1.38	16.79	—
	31,263	**6.63**	**$ 5.54**	**$2,474**	**17,591**	**5.16**	**$ 6.23**	**$2,376**

The number of options exercisable under Atmel's stock option plans at December 31, 2008, 2007 and 2006 were 17,591, 15,568 and 16,238, respectively. During the years ended December 31, 2008, 2007 and 2006, the number of stock options that were forfeited, but were not available for future stock option grants due to the expiration of these shares under the 1986 Stock Plan totaled 0, 0 and 65 respectively.

During the years ended December 31, 2008, 2007 and 2006, the number of stock options that were exercised were 1,376, 3,604 and 3,406, respectively, which had an intrinsic value of $1,332, $10,488 and $8,818, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model utilizing the following weighted-average assumptions:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
Risk-free interest rate	3.00%	4.26%	4.70%
Expected life (years)	5.58	5.68	5.57
Expected volatility	55%	59%	68%
Expected dividend yield	—	—	—

The Company's weighted average assumptions during the years ended December 31, 2008, 2007 and 2006 were determined in accordance with SFAS No. 123R and are further discussed below.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and was derived based on an evaluation of the Company's historical settlement trends, including an evaluation of historical exercise and expected post-vesting employment-termination behavior. The expected life of employee stock options impacts all underlying assumptions used in the Company's Black-Scholes option-pricing model, including the period applicable for risk-free interest and expected volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options.

The Company calculates the historic volatility using a number of years equal to the expected life of the employee stock options and believes this to be representative of the Company's expectations about its future volatility over the expected life of the option.

The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

The weighted average estimated fair values of options granted in the years ended December 31, 2008, 2007 and 2006 were $1.95, $2.86 and $3.53, respectively.

Employee Stock Purchase Plan

Under the 1991 Employee Stock Purchase Plan ("ESPP"), qualified employees are entitled to purchase shares of Atmel's common stock at the lower of 85 percent of the fair market value of the common stock at the date of commencement of the six-month offering period or at the last day of the offering period. Purchases are limited to 10 percent of an employee's eligible compensation. There were no purchases under the ESPP in the year ended December 31, 2007. There were no ESPP offering periods that began in the year ended December 31, 2006. There were 2,431 shares purchased under the ESPP in the year ended December 31, 2008 at an average price of $3.02. Purchases of common stock under the ESPP were 2,072 shares in 2006 at an average price of $1.84. Of the 42,000 shares authorized for issuance under this plan, 6,890 shares were available for issuance at December 31, 2008.

The fair value of each purchase under the ESPP is estimated on the date of the beginning of the offering period using the Black-Scholes option pricing model. There were no ESPP offering periods that began in the year ended December 31, 2006. The following assumptions were utilized to determine the fair value of the Company's ESPP shares:

	Years Ended	
	December 31, 2008	December 31, 2007
Risk-free interest rate	2.08%	4.09%
Expected life (years)	0.50	0.50
Expected volatility	39%	34%
Expected dividend yield	—	—

The weighted-average fair value of the rights to purchase shares under the ESPP for offering periods started in the years ended December 31, 2008 and 2007 was $0.75 and $0.95, respectively. Cash proceeds for the issuance of shares under the ESPP were $7,332, $0, and $3,820 in the years ended December 31, 2008, 2007 and 2006, respectively.

The components of the Company's stock-based compensation expense, net of amounts capitalized in inventory, for the years ended December 31, 2008, 2007 and 2006 are summarized below:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Employee stock options	$15,126	$12,844	$9,063
Employee stock purchase plan	1,721	613	302
Non-employee stock option modifications	—	—	120
Restricted stock units	12,645	3,331	—
Amounts capitalized in inventory	(356)	(136)	(367)
	$29,136	$16,652	$9,118

SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The future realizability of tax benefits related to stock compensation is dependent upon the timing of employee exercises and future taxable income, among other factors. The Company did not realize any tax benefit from the stock-based compensation expense incurred in the years ended December 31, 2008, 2007 and 2006 as the Company believes it is more likely than not that it will not realize the benefit from tax deductions related to equity compensation.

The following table summarizes the distribution of stock-based compensation expense related to employee stock options, restricted stock and employee stock purchases under SFAS No. 123R for the years ended December 31, 2008, 2007 and 2006, which was recorded as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Cost of revenues	$ 4,259	$ 1,966	$2,084
Research and development	11,746	4,601	2,102
Selling, general and administrative	13,131	10,085	4,932
Total stock-based compensation expense, before income taxes	29,136	16,652	9,118
Tax benefit	—	—	—
Total stock-based compensation expense, net of income taxes	$29,136	$16,652	$9,118

The table above excluded stock-based compensation of $6,301 in the year ended December 31, 2008 for former Quantum executives related to the acquisition, which is classified within acquisition-related charges in the consolidated statements of operations for the year ended December 31, 2008.

As of December 31, 2008, total unearned compensation expense related to nonvested stock options was approximately $32,006, excluding forfeitures, and is expected to be recognized over a weighted-average period of 1.57 years.

The impact of adopting SFAS No. 123R in the year ended December 31, 2006 (the initial year of adoption) was a reduction in net income of $8,195 and a reduction in basic and diluted net income per share of $0.02.

Effective January 1, 2006, the unamortized unearned stock-based compensation of $2,942 was eliminated against additional paid-in capital in connection with the adoption of SFAS No. 123R.

Tender Offer

In December 2007, the Company completed a tender offer to amend certain stock options that had original exercise prices per share that were less than the fair market value per share of the Company's common stock underlying the stock option on the stock option's grant date, as determined by the Company for financial accounting purposes. Pursuant to the terms of the tender offer, the Company accepted for amendment stock options to purchase an aggregate of 942 shares of the Company's common stock, of which options to purchase 426 shares of the Company's common stock were amended by delaying the ability of the option holder to exercise the stock option, and stock options to purchase 516 shares of the Company's common stock were amended by increasing the exercise price per share to the fair market value of a share of the Company's common stock on the stock option's measurement date. The tender offer represents modifications to the affected stock options, as defined in SFAS No. 123R, but resulted in no incremental charges for the year ended December 31, 2007.

Note 9 STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors approved a stockholder rights plan, and in October 1999, the Board of Directors approved the Amended and Restated Preferred Shares Rights Agreement, dated as of October 18, 1999 (the "Rights Agreement"), by and between the Company and EquiServe, L.P., as successor to BankBoston, N.A., under which stockholders of record on September 16, 1998 received rights ("Rights") to purchase one-thousandth of a share of Atmel's Series A preferred stock for each outstanding share of Atmel's common stock. The Rights are exercisable at an exercise price of $50, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and the Rights will become exercisable upon the earlier of: (1) fifteen (15) days (or such later date as may be determined by a majority of the Board of Directors) following a public announcement that a person or group of affiliated associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of Atmel's outstanding common stock, or (2) fifteen (15) business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock of Atmel. The Rights expire on the earlier of (1) October 15, 2009, (2) redemption or exchange of the Rights, or (3) consummation of a merger, consolidation or assets sale resulting in expiration of the Rights.

On November 10, 2008, the Company entered into an Amendment (the "Rights Agreement Amendment"), by and between the Company and American Stock Transfer & Trust Company, LLC, as successor Rights Agent (the "Rights Agent") to EquiServe, L.P., the Rights Agreement, The Rights Agreement provides that beneficial ownership of 20 percent or more of the outstanding common stock of the Company would cause the acquiror to become an Acquiring Person, as defined in the Rights Agreement. The Rights Agreement Amendment reduced this 20 percent threshold to 10 percent for persons or groups that have made offers or proposals on or after October 1, 2008 to acquire 50 percent or more of Atmel's stock or assets. The Rights Agreement Amendment also amended the definition of "beneficial ownership" to include derivative interests in any contract that is designed to produce economic benefits and detriments to the applicable party that correspond substantially to the ownership by such party of a number of shares of the Company's common stock, regardless of whether obligations under such contract are settled through the delivery of cash, the Company's common stock or other property.

Note 10 ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive (loss) income is defined as a change in equity of a company during a period, from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net (loss) income and comprehensive (loss) income for Atmel arises from foreign currency translation adjustments, actuarial gains (losses) related to defined benefit pension plan and net unrealized gains (losses) on investments.

The components of accumulated other comprehensive income at December 31, 2008 and 2007, net of tax, are as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Foreign currency translation	$110,108	$149,127
Actuarial gains related to defined benefit pension plans	2,284	1,175
Net unrealized gains on investments	1,607	2,838
Total accumulated other comprehensive income	$113,999	$153,140

The components of comprehensive (loss) income are shown in the consolidated statements of stockholders' equity and comprehensive (loss) income.

Note 11 COMMITMENTS AND CONTINGENCIES

Commitments

Leases

The Company leases its domestic and foreign sales offices under non-cancelable operating leases. These leases contain various expiration dates and renewal options. The Company also leases certain manufacturing equipment and software licenses under operating leases. Total rental expense, excluding amounts recorded in Discontinued Operations, for 2008, 2007 and 2006 was $24,372, $28,966 and $26,084, respectively. Rent expense included in Discontinued Operations for 2006 was $121, respectively.

The Company also enters into capital leases to finance machinery and equipment. The capital leases are collateralized by the financed assets. At December 31, 2008, no unutilized equipment lease lines were available to borrow under these arrangements.

Aggregate non-cancelable future minimum rental payments under operating and capital leases are as follows:

Years Ending December 31:	Operating Leases, Net	Capital Leases
	(In thousands)	
2009	$11,310	$ 6,859
2010	9,702	5,815
2011	6,863	4,789
2012	4,991	1,124
2013	1,966	—
Thereafter	156	—
	$34,988	18,587
Less: amount representing interest		(1,381)
Total capital lease and other long term obligations		17,206
Less: current portion		(6,132)
Capital lease and other long term obligations due after one year		$11,074

Indemnifications

As is customary in the Company's industry, as provided for in local law in the United States and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of the Company's products. From time to time, the Company will indemnify customers against combinations of loss, expense, or liability arising from various trigger events related to the sale and the use of the Company's products and services, usually up to a specified maximum amount. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws permit the indemnification of the Company's agents. In the Company's experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Subject to certain limitations, the Company is obligated to indemnify its current and former directors, officers and employees in connection with the investigation of the Company's historical stock option practices and related government inquiries and litigation. These obligations arise under the terms of the Company's certificate of incorporation, its bylaws, applicable contracts, and Delaware and California law. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals' reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters. The Company is currently paying or reimbursing legal expenses being incurred in connection with these matters by a number of its current and former directors, officers and employees.

Purchase Commitments

At December 31, 2008, the Company had certain commitments which were not included in the consolidated balance sheet at that date. These include outstanding capital purchase commitments of $647, total future operating lease commitments of $34,988, a remaining supply agreement obligation with a subsidiary of XbyBus SAS, a French Corporation, of $695, and a wafer purchase commitment with Tejas Silicon Holding Limited of approximately $115,000.

Contingencies

The Company currently is party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations, cash flows and financial position of Atmel. The estimate of the potential impact on the Company's financial position or overall results of operations or cash flows for the legal proceedings described below could change in the future. The Company has accrued for all losses related to litigation that the Company considers probable and for which the loss can be reasonably estimated.

In August 2006, the Company received Information Document Requests from the Internal Revenue Service ("IRS") regarding the Company's investigation into misuse of corporate travel funds and investigation into backdating of stock options. The Company cannot predict how long it will take or how much more time and resources it will have to expend to resolve these government inquiries, nor can the Company predict the outcome of them. Other IRS matters are discussed in the section regarding Income Tax Contingencies.

From July through September 2006, six stockholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Company stockholders and purporting to act on Atmel's behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants. The suits contain various causes of action relating to the timing of stock option grants awarded by Atmel. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. On defendants' motions, this consolidated amended complaint was dismissed with leave to amend, and a second consolidated amended complaint was filed in August 2007. Atmel and the individual defendants moved to dismiss the second consolidated amended complaint on various grounds. On February 20, 2008, a seventh stockholder derivative lawsuit was filed in the U.S. District Court for the Northern District of California, which alleged the same causes of action that were alleged in the second consolidated amended complaint. This seventh suit was consolidated with the already-pending consolidated federal action and was served on the Company on May 5, 2008. In June 2008, the federal district court denied the Company's motion to dismiss for failure to make a demand on the board, and granted in part and denied in part motions to dismiss filed by the individual defendants. Discovery in the case is commencing but no trial date has been set. The state derivative cases have also been consolidated. In April 2007, a consolidated derivative complaint was filed in the state court action, and the Company moved to stay it. The court granted Atmel's motion to stay on June 14, 2007. In February 2009, the court denied a motion by the plaintiffs to lift the stay.

In January 2007, Quantum World Corporation ("Quantum World") filed a patent infringement suit in the United States District Court, Eastern District of Texas naming Atmel as a co-defendant, along with Lenovo (United States) Inc., Lenovo Group Limited, Winbond Electronics Corporation and Winbond Electronics Corporation America (collectively "Winbond"), National Semiconductor, and IBM Corporation ("IBM"). The plaintiff claimed that the asserted patents allegedly cover a true random number generator and that the patents were infringed by the manufacture, use importation and offer for sale of certain Atmel and other products. In December 2008, the plaintiff settled with Atmel and IBM, and the claims against the Company were dismissed without prejudice on January 15, 2009. In December 2008, co-defendant Lenovo (United States), Inc. ("Lenovo") filed a motion to enlarge the time allowed to amend its answer in order to add cross-claims for indemnification against the Company and Winbond Lenovo sought to allege a claim for breach of warranty against infringement under the Uniform Commercial Code, and a claim for breach of contractual and/or common law indemnification to indemnify and hold Lenovo harmless from the plaintiff's infringement claims. Lenovo sought unspecified damages, an order requiring indemnification, an order requiring the cross-defendants to seek a license or otherwise protect, indemnify, and hold Lenovo harmless against any injunction or other equitable relief the plaintiff may seek, attorneys' fees and costs for the infringement litigation and the cross-claim, pre-judgment interest, and other relief. The Company and Winbond opposed this motion. In February 2009, Lenovo superseded its motion to enlarge time by filing another motion for leave to amend to allow Lenovo to file a third amended answer, counterclaims against Quantum World, and cross-claims against Atmel and Winbond. The proposed cross-claims against the Company allege a purported breach of a contractual duty to defend Lenovo and a purported breach of an implied warranty under common law and the Uniform Commercial Code, and requests Lenovo's defense costs incurred through January 15, 2009 in the underlying infringement action. The Company intends to vigorously defend against Lenovo's allegations should the court allow Lenovo to assert them.

On September 28, 2007, Matheson Tri-Gas filed suit in Texas state court in Dallas County against the Company. Plaintiff alleges a claim for breach of contract for alleged failure to pay minimum payments under a purchase requirements contract. Matheson seeks unspecified damages, pre- and post-judgment interest, attorneys' fees and costs. In late November 2007, the Company filed its answer denying liability. In July 2008, the Company filed an amended answer, counterclaim and cross claim seeking among other things a declaratory judgment that a termination agreement has cut off any claim by Matheson for additional payments. A trial is currently set in May 2009. The Company intends to vigorously defend this action.

Starting in mid-October, the first of three purported class actions was filed in Delaware Chancery Court against the Company and all current members of its Board of Directors arising out of the unsolicited proposal made on October 1, 2008 by Microchip Technology Inc. ("Microchip") and ON Semiconductor ("ON") to acquire the Company. The first two of these cases, *Kuhn v. Atmel Corp.*, and *Gebhardt v. Atmel Corp.*, were filed before the Atmel board had announced its decision with respect to the Microchip/ON proposal, and contain contradictory allegations regarding whether the offer should have been accepted or rejected. Both include allegations that the individual defendants have breached their fiduciary duties and request various forms of injunctive relief. In mid-November, a third case was filed in Delaware: *Louisiana Municipal Employees Retirement System v. Laub.* Like the other two Delaware cases, *Louisiana Municipal Employees* is a purported class action case, but it does not name the Company as a defendant. *Louisiana Municipal Employees* has only one cause of action, for breach of fiduciary duty, and asks the court to declare that the directors breached their fiduciary duty by refusing to consider the Microchip/ON offer in good faith, to invalidate any defensive measures that have been taken, and to award an unspecified amount of compensatory damages. A motion to consolidate the three Delaware cases is pending. The plaintiffs in the *Louisiana Municipal Employees* action have filed a motion seeking a permanent injunction, or in the alternative, a preliminary injunction, asking the court to declare that a November 10, 2008 amendment to the Company's Amended and Restated Preferred Shares Rights Agreement is invalid, alleging that the definition of the term "Beneficial Ownership" for the number of shares required to trigger the Agreement's rights provision is too vague. A date for a hearing has not been set, but may likely occur, if at all, after briefing on the motion, which is currently set to be completed in late March 2009. In addition, a fourth case arising out of the Microchip/ON proposal, *Zucker v. Laub,* was filed in California, in Santa Clara County Superior Court in mid-November 2008. *Zucker* is styled as both a derivative complaint brought on behalf of the Company and as a purported class action, and does not name the Company as a defendant. *Zucker* divides its breach of fiduciary duty claim into four separate causes of action, and asks, among other things, that the Company be required to establish a committee of "truly independent" directors to evaluate the proposed acquisitions and to repeal any defensive measures that have been taken. The defendants have moved to stay the *Zucker* action in favor of the Delaware actions. The Company intends to vigorously dispute all four of these actions.

In October 2008, a former employee commenced proceedings against Atmel Germany, GmbH, in the Regional Court Mannheim, Germany, seeking monetary damages as compensation for certain inventions allegedly used by the Company and its subsidiaries. The court has scheduled a hearing for April 2009. The Company intends to vigorously defend this action.

On October 9, 2008, the Air Pollution Control Division ("APCD") of the State of Colorado Department of Public Health and Environment issued a Compliance Advisory notice to the Company's Colorado Springs facility for purported visible emissions that allegedly exceeded opacity limits based on its observations on February 1, 2008 and on January 27, 1999, and which were alleged to violate the Company's Colorado Construction Permit Number 91EP793-1 ("Permit") and Colorado air regulations. The Compliance Advisory notice also claims that the Company failed to meet other regulatory requirements and conditions of its Permit. The APCD is seeking administrative penalties and compliance by the Company with the relevant laws and regulations and the terms of its Permit. The Company is cooperating with the government to resolve this matter.

From time to time, the Company may be notified of claims that it may be infringing patents issued to other parties and may subsequently engage in license negotiations regarding these claims.

Other Contingencies

In October 2008, officials of the European Union Commission (the "Commission") conducted an inspection at the offices of one of the Company's French subsidiaries. The Company has been informed that the Commission was seeking evidence of potential violations by Atmel or its subsidiaries of the European Union's competition laws in connection with the Commission's investigation of suppliers of integrated circuits for smart cards. The Company is cooperating with the Commission's investigation and has not received any specific findings, monetary demand or judgment through the date of filing. The Company is not aware of any evidence identified as of the date of filing that would cause management to conclude that there has been a probable violation of the relevant articles of the EC Treaty or EEA Agreement resulting from the acts of any of the current or prior employees of the Company. As a result, the Company has not recorded any provision in its financial statements related to this matter.

For hardware, software or technology exported from the U.S. or otherwise subject to U.S. jurisdiction, we are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and trade sanctions against embargoed countries and destinations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"). Hardware, software or technology exported from other countries may also be subject to local laws and regulations governing international trade. Under these laws and regulations, we are responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, software, technology, as well as the provision of technical assistance. We are also required to obtain export licenses, if required, prior to transferring technical data or software to foreign persons. In addition, we are required to obtain necessary export licenses prior to the export or re-export of hardware, software or technology (i) to any person, entity, organization or other party identified on the U.S. Department of Commerce Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons List, or the Department of State's Debarred List; or (ii) for use in nuclear, chemical/biological weapons, or rocket systems or unmanned air vehicle applications. A determination by the U.S. or local government that Atmel has failed to comply with one or more of these export control laws or trade sanctions, including failure to properly restrict an export to the persons, entities or countries set forth on the government restricted party lists, could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from participation in U.S. government contracts. Further, a change in these laws and regulations could restrict our ability to export to previously permitted countries, customers, distributors, or other third parties.

Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

Income Tax Contingencies

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised its proposed adjustments for these years. The Company has protested these proposed adjustments and is currently addressing the matter with the IRS Appeals Division.

In May 2007, the IRS completed its audit of the Company's U.S. income tax returns in the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company has protested all of these proposed various adjustments and is currently addressing the matter with the IRS Appeals Division.

The income tax returns for the Company's subsidiary in Rousset, France in the 2001 through 2005 tax years are currently under examination by the French tax authorities. The examination has resulted in a significant income tax assessment and the Company is currently pursuing administrative appeal of the assessment. While the Company believes the resolution of this matter will not have a material adverse impact on its results of operations, cash flows, or financial position, the outcome is subject to uncertainty.

In addition, the Company has tax audits in progress in various foreign jurisdictions.

While the Company believes that the resolution of these audits will not have a material adverse impact on the Company's results of operations, cash flows or financial position, the outcome is subject to significant uncertainties. The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the condensed consolidated statements of operations. Income taxes and related interest and penalties due for potential adjustments may result from the resolution of these examinations, and examinations of open U.S. federal, state and foreign tax years.

The Company's income tax calculations are based on application of the respective U.S. Federal, state or foreign tax law. The Company's tax filings, however, are subject to audit by the respective tax authorities. Accordingly, the Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due.

Product Warranties

The Company accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty typically ranging from 90 days to two years.

The following table summarizes the activity related to the product warranty liability during the years ended December 31, 2008, 2007 and 2006:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Balance at beginning of period	$ 6,789	$ 4,773	$ 6,184
Accrual for warranties during the period, net of change in estimates	4,936	8,919	4,223
Actual costs incurred	(6,146)	(6,903)	(5,634)
Balance at end of period	$ 5,579	$ 6,789	$ 4,773

Product warranty liability is included in accrued and other liabilities on the consolidated balance sheets.

Guarantees

During the ordinary course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties as required for certain transactions initiated by either its subsidiaries or by the Company. As of December 31, 2008, the maximum potential amount of future payments that the Company could be required to make under these guarantee agreements is $2,050. The Company has not recorded any liability in connection with these guarantee arrangements. Based on historical experience and information currently available, the Company believes it will not be required to make any payments under these guarantee arrangements.

Note 12 INCOME TAXES

The components of (loss) income from continuing operations before income taxes were as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
U.S.	$(116,340)	$(149,491)	$(106,758)
Foreign	96,097	205,200	33,056
(Loss) income from continuing operations before income taxes	$ (20,243)	$ 55,709	$ (73,702)

The provision for (benefit from) income taxes related to continuing operations consists of the following:

		Years Ended		
		December 31, 2008	December 31, 2007	December 31, 2006
			(In thousands)	
Federal	Current	$ 7,385	$ 7,042	$ 5,871
	Deferred	—	574	350
State	Current	36	29	28
	Deferred	—	—	—
Foreign	Current	(1,585)	(2,286)	12,929
	Deferred	1,130	2,465	5,771
Provision for income taxes		$ 6,966	$ 7,824	$24,949

The tax effects of temporary differences that constitute significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2008	December 31, 2007
	(In thousands)	
Deferred income tax assets:		
Fixed assets	$ 96,018	$ 130,559
Intangible assets	126	8,136
Unrealized foreign exchange translation losses	17,358	26,589
Deferred income on shipments to distributors	12,315	21,184
Stock-based compensation	15,011	11,257
Accrued liabilities	26,070	32,624
Net operating losses	244,660	234,284
Research and development and other tax credits	63,349	55,932
Other	600	780
Total deferred income tax assets, net of deferred tax liabilities	475,507	521,345
Less valuation allowance	(473,289)	(518,287)
Net deferred income tax assets	$ 2,218	$ 3,058
Reported as:		
Current deferred tax assets(1)	$ 12,658	$ 5,726
Current deferred tax liabilities(2)	(2,731)	(2,783)
Non-current deferred tax assets(3)	3,921	5,006
Non-current deferred tax liabilities(4)	(11,630)	(4,891)
Net deferred tax assets	$ 2,218	$ 3,058

(1) Included within Prepaids and other current assets on the consolidated balance sheets.

(2) Included within Accrued and other liabilities on the consolidated balance sheets.

(3) Included within Other assets on the consolidated balance sheets.

(4) Included within Other long-term liabilities on the consolidated balance sheets.

The Company records a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The net decrease in valuation allowance for the year ended December 31, 2008 is attributable primarily to the sale of assets to TSMC and Highbridge, the acquisition of intangible assets from Quantum, and the use of net operating losses in the U.S. and foreign jurisdictions. The ultimate realization of the deferred tax assets depends upon future taxable income during periods in which the temporary differences become deductible. With the exception of the deferred tax assets of certain non-U.S. subsidiaries, based on historical losses and projections for making future taxable income over the periods that the deferred tax assets are deductible, the Company believes that it is more likely than not that it will not realize the benefit of the deferred tax assets, and accordingly, has provided a full valuation allowance. At December 31, 2008, the valuation allowance relates primarily to deferred tax assets in the United States, United Kingdom and France.

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
U.S. Federal statutory income tax rate	35.00%	35.00%	35.00%
Effect of foreign operations	18.58	(45.46)	15.87
Recognition of tax credits	175.23	(46.59)	5.32
Net operating loss and future deductions not currently benefited	(182.03)	40.95	(79.57)
Provision for tax settlements and withholding taxes	(77.71)	26.10	(9.38)
Other	(3.49)	4.04	(1.09)
Effective tax provision rate	(34.42)%	14.04%	(33.85)%

The income tax provision recorded for 2008, 2007 and 2006 resulted primarily from taxes incurred by the Company's profitable foreign subsidiaries and an increase in tax reserves related to certain U.S. Federal, state and foreign tax liabilities offset by the recognition of tax credits in foreign jurisdictions and the refund of unused tax credits.

At December 31, 2007, there was no provision for U.S. income tax for undistributed earnings, as it was the Company's intention to reinvest these earnings indefinitely in operations outside the U.S. In the year ended December 31, 2008, the Company changed its position to no longer assert permanent reinvestment of undistributed earnings for certain foreign entities. As of December 31, 2008, there was no U.S. income tax provision for undistributed earnings of approximately $431,270 as it is currently our intention to reinvest these earnings indefinitely in operations outside the U.S. The determination of the tax effect of repatriating these earnings in the forseeable future is not practicable.

At December 31, 2008, the Company had net operating loss carry forwards in non-U.S. jurisdictions of approximately $390,307. These loss carry forwards expire in different periods starting in 2009. The Company also had U.S. Federal and state net operating loss carry forwards of approximately $422,596 and $660,866, respectively, at December 31, 2008. These loss carry forwards expire in different periods from 2009 through 2029. The Company also has U.S. Federal and state tax credits of approximately$14,139 and $36,718, respectively at December 31, 2008. U.S. Federal credits will expire beginning in 2020, and state credits will expire beginning in 2009.

The "Emergency Economic Stabilization Act of 2008," which contained the "Tax Extenders and Alternative Minimum Tax Relief Act of 2008", was signed into law on October 3, 2008. Under the Act, the tax research credit was retroactively extended for amounts paid or incurred after December 31, 2007 and before January 1, 2010. The effect of this change resulted in an increase to our deferred tax assets with a corresponding increase to the valuation allowance.

On September 30, 2008, California enacted Assembly Bill 1452 which among other provisions, suspends net operating loss deductions for 2008 and 2009 and limits the utilization of tax credits to 50 percent of a taxpayer's taxable income. This new tax law did not have any impact on the 2008 tax provision.

During the year, there was a sale of assets and restructuring charges of a foreign subsidiary as well as in-process research and development costs of Quantum. Due to a full valuation allowance position in this jurisdiction, there was no tax provision impact associated with these events.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Upon review of the Company's reserves, there were no changes to its reserves for uncertain tax positions upon adoption. At the adoption date of January 1, 2007, the Company had $176,309 of unrecognized tax benefits. As of December 31, 2007 and 2008, the Company had $166,180 and $189,785, respectively of unrecognized tax benefits, of which 67,148 would affect its income tax expense if recognized. The remainder would affect the tax rate in the form of deferred tax assets, which would attract a full valuation allowance. The following is a roll-forward of the Company's gross unrecognized tax benefits associated with the Company's uncertain tax positions:

	Years Ended	
	December 31, 2008	December 31, 2007
	(In thousands)	
Balance at January 1	$166,180	$176,309
Tax Positions Related to Current Year:		
Additions	13,517	13,141
Tax Positions Related to Prior Years:		
Additions	18,363	—
Reductions	(7,561)	(21,017)
Lapse of Statute of Limitation	(714)	—
Settlements	—	(2,253)
Balance at December 31	$189,785	$166,180

During the year, as a result of on-going discussions with foreign tax authorities related to open tax audits, the Company remeasured its FIN 48 reserve amounts and recorded an adjustment to unrecognized tax benefits of $18,363. This adjustment was a decrease to foreign net operating loss carry forwards with a corresponding adjustment to the valuation allowance. This change had no impact on the income tax provision

It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the conclusion of ongoing tax audits in various jurisdictions around the world. While these events may occur within the next 12 months, the Company is not able to accurately estimate the range of the change in the unrecognized tax benefits that may occur. The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company's tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company does business.

The Company files U.S., state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The 2000 through 2007 tax years generally remain subject to examination by federal and most state tax authorities. For significant foreign jurisdictions, the 1999 through 2007 tax years generally remain subject to examination by their respective tax authorities.

In 2005, the Internal Revenue Service ("IRS") completed its audit of the Company's U.S. income tax returns for the years 2000 and 2001 and has proposed various adjustments to these income tax returns, including carry back adjustments to 1996 and 1999. In January 2007, after subsequent discussions with the Company, the IRS revised their proposed adjustments for these years. In May 2007, the IRS completed its audit of the Company's U.S. income tax returns for the years 2002 and 2003 and has proposed various adjustments to these income tax returns. The Company has protested all of these proposed adjustments and is currently working through the matters with the IRS Appeals Division.

The income tax returns for the Company's subsidiary in Rousset, France for the 2001 through 2005 tax years are currently under examination by the French tax authorities. The examination has resulted in a significant income tax assessment and the Company is currently pursuing administrative appeal of the assessment. While the Company believes the resolution of this matter will not have a material adverse impact on its results of operations, cash flows, or financial position, the outcome is subject to significant uncertainty.

In addition the Company has a tax audit in progress in a U.S. state and various other foreign jurisdictions.

While the Company believes the resolution of these matters will not have a material adverse impact on its results of operations, cash flows or financial position, the outcome is subject to significant uncertainties. The Company recognizes tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases are recorded as income tax expense or benefit in the consolidated statements of operations. Income taxes and related interest and penalties due for potential adjustments may result from the resolution of these examinations, and examinations of open U.S. federal, state and foreign tax years.

The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in its income tax provision. As of January 1, 2007, the Company had approximately $30,866 of accrued interest and/or penalties related to uncertain tax positions, which increased by $7,245 and $6,948 during 2008 and 2007, respectively, resulting in a balance of $45,059 and $37,814 at December 31, 2008 and 2007, respectively.

Note 13 PENSION PLANS

The Company sponsors defined benefit pension plans that cover substantially all French and German employees. Plan benefits are provided in accordance with local statutory requirements. Benefits are based on years of service and employee compensation levels. The plans are unfunded. Pension liabilities and charges to expense are based upon various assumptions, updated quarterly, including discount rates, future salary increases, employee turnover, and mortality rates.

Retirement Plans consist of two types of plans. The first plan type provides for termination benefits paid to employees only at retirement, and consists of approximately one to five months of salary. This structure covers the Company's French employees. The second plan type provides for defined benefit payouts for the remaining employee's post-retirement life, and covers the Company's German employees.

The aggregate net pension expense relating to the two plan types are as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Service costs-benefits earned during the period	$ 2,107	$2,622	$3,013
Interest cost on projected benefit obligation	2,944	2,530	2,318
Amortization of actuarial loss	85	123	589
Curtailment and other related gains	(4,513)	—	—
Net pension expenses	$ 623	$5,275	$5,920
Distribution of pension costs:			
Continuing operations	$ 623	$5,275	$5,597
Discontinued operations	—	—	323
Net pension expenses	$ 623	$5,275	$5,920

Curtailment and other related gains above primarily related to the reduction of the pension liability as a result of the Company's sale of its manufacturing operations in Heilbronn, Germany and was recorded as a component of cost of revenues.

The change in projected benefit obligation during the years ended December 31, 2008 and 2007 and the accumulated benefit obligation at December 31, 2008 and 2007, were as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Projected benefit of obligation at beginning of the year	$ 52,579	$ 52,945
Service cost	2,107	2,622
Interest cost	2,944	2,530
Transfer related to Heilbronn, Germany sale	(20,817)	—
Curtailment and other related gains	(4,513)	—
Actuarial gains	332	(10,223)
Benefits paid	(1,027)	(716)
Foreign currency exchange rate changes	(4,797)	5,421
Projected benefit obligation at end of the year	$ 26,808	$ 52,579
Accumulated benefit obligation at end of the year	$ 19,561	$ 44,884

As the defined benefit plans are unfunded, the liability recognized on the consolidated balance sheet as of December 31, 2008 was $26,808, of which $765 is included in accrued and other liabilities and $26,043 is included in other long-term liabilities. The liability recognized on the consolidated balance sheet as of December 31, 2007 was $52,579, of which $1,664 is included in accrued and other liabilities and $50,915 is included in other long-term liabilities.

Actuarial assumptions used to determine benefit obligations for the plans were as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
Assumed discount rate	5.8-6.3%	5.5-5.7%	4.6%
Assumed compensation rate of increase	3.0-4.0%	2.0-4.0%	2.0-4.0%

The discount rate is based on the quarterly average yield for euro treasuries with a duration of 30 years, plus a supplement for corporate bonds (euro, AA rating). The discount rate utilized by the Company for 2008 increased to between 5.8% to 6.3%, compared to 5.5% to 5.7% in 2007.

Future estimated expected benefit payments over the next ten years are as follows:

Years Ending December 31:	(In thousands)
2009	$ 765
2010	297
2011	542
2012	513
2013	553
2014 through 2018	6,909
	$9,579

The Company's pension liability represents the present value of estimated future benefits to be paid. With respect to the Company's unfunded plans in Europe, the transfer of liability and other credits associated with the sale of the Company's manufacturing operations in Heilbronn, Germany, as well as a change in discount rate and inflation rate assumptions resulted in a net decrease in pension liability of $24,998 for the year ended December 31, 2008, compared to a decrease in pension liability of $10,223 in the year ended December 31, 2007. This resulted in a benefit, net of tax, of $1,109 and $6,861, which was credited to comprehensive (loss) income in stockholders' equity in the years ended December 31, 2008 and 2007, respectively, in accordance with SFAS No. 158.

The net pension cost for 2009 is expected to be approximately $3,255. Cash funding for benefits paid was $1,027 in the year ended December 31, 2008. Cash funding for benefits to be paid for 2009 is expected to be approximately $765.

Amounts recognized in accumulated other comprehensive income consist of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Net actuarial gain	$(2,284)	$(1,180)
Prior service cost	—	5
	$(2,284)	$(1,175)

Net actuarial losses of $63 are expected to be recognized as a component of net periodic pension benefit cost during 2009 and are included in accumulated other comprehensive income in the consolidated statement of shareholders' equity and comprehensive (loss) income as of December 31, 2008.

Executive Deferred Compensation Plan

The Atmel Executive Deferred Compensation Plan is a non-qualified deferred compensation plan allowing certain executives to defer a portion of their salary and bonus. Participants are credited with returns based on the allocation of their account balances among mutual funds. The Company utilizes an investment advisor to manage the investment of these funds and the participants remain general creditors of the Company. Distributions from the plan commence in the quarter following a participant's retirement or termination of employment. The Company accounts for the Executive Deferred Compensation Plan in accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested" ("EITF No. 97-14"). In accordance with EITF No. 97-14, the liability associated with the other diversified assets is being marked to market with the offset being recorded as compensation expense, primarily selling, general and administrative expense, to the extent there is an increase in the value, or a reduction of operating expense, primarily selling, general and administrative expense, to the extent there is a decrease in value. The other diversified assets are marked to market with the offset being recorded as other income (expense), net.

At December 31, 2008 and 2007, the Company's deferred compensation plan totaled $2,971 and $3,828, respectively, and is included in prepaids and other current assets on the consolidated balance sheets and the corresponding deferred compensation plan liability at December 31, 2008 and 2007, totaled $2,971 and $3,911, respectively, and are included in accrued and other liabilities on the consolidated balance sheets.

401(k) Tax Deferred Savings Plan

The Company maintains a 401(k) Tax Deferred Savings Plan for the benefit of qualified employees who are primarily U.S. based, and matches each eligible employee's contribution up to a maximum of five hundred dollars. The Company's matching contribution was $808, $668 and $656 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 14 OPERATING AND GEOGRAPHICAL SEGMENTS

The Company designs, develops, manufactures and sells a wide range of semiconductor integrated circuit products. The segments represent management's view of the Company's businesses and how it allocates Company resources and measures performance of its major components. In addition, each segment consists of product families with similar requirements for design, development and marketing. Each segment requires different design, development and marketing resources to produce and sell semiconductor integrated circuits. Atmel's four reportable segments are as follows:

- *Microcontrollers* segment includes a variety of proprietary and standard microcontrollers, the majority of which contain embedded nonvolatile memory and integrated analog peripherals. This segment also includes products with military and aerospace applications. In the year ended December 31, 2008, the Company acquired Quantum. Results from the acquired operations are considered complementary to sales of microcontroller products and are included in this segment.

- *Nonvolatile Memories* segment consists predominantly of serial interface electrically erasable programmable read-only memory ("SEEPROM") and serial interface Flash memory products. This segment also includes parallel interface Flash memories as well as mature parallel interface electrically erasable programmable read-only memory ("EEPROM") and erasable programmable ready-only memory ("EPROM") devices. This segment also includes products with military and aerospace applications.

- *Radio Frequency ("RF") and Automotive* segment includes products designed for the automotive industry. This segment produces and sells wireless and wired devices for industrial, consumer and automotive applications and it also provides foundry services which produce radio frequency products for the mobile telecommunications market.

- *Application Specific Integrated Circuit ("ASIC")* segment includes custom application specific integrated circuits designed to meet specialized single-customer requirements for their high performance devices in a broad variety of specific applications. This segment also encompasses a range of products which provide security for digital data transaction, including smart cards for mobile phones, set top boxes, banking and national identity cards. The Company also develops application specific standard products ("ASSP") for high reliability space applications, power management and secure crypto memory products.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on revenues and income or loss from operations excluding acquisition-related charges, charges for grant repayments, restructuring charges, asset impairment charges (recovery), and gain on sale of assets. Interest and other (expenses) income, net, nonrecurring gains and losses, foreign exchange gains and losses and income taxes are not measured by operating segment.

The Company's wafer manufacturing facilities fabricate integrated circuits for segments as necessary and their operating costs are reflected in the segments' cost of revenues on the basis of product costs. Segments are defined by the products they design. They do not make sales to each other. The Company does not allocate assets by segment, as management does not use asset information to measure or evaluate a segment's performance. The Company's net revenues and segment (loss) income from operations for each reportable segment in the years ended December 31, 2008, 2007 and 2006 are as follows:

Information about Reportable Segments

	Micro-Controllers	Nonvolatile Memories	RF and Automotive	ASIC	Total
			(In thousands)		
Year ended December 31, 2008					
Net revenues from external customers	$522,635	$339,239	$250,219	$454,670	$1,566,763
Segment (loss) income from operations	34,419	29,362	4,983	(11,730)	57,034
Year ended December 31, 2007					
Net revenues from external customers	$458,228	$376,675	$308,519	$495,815	$1,639,237
Segment (loss) income from operations	27,718	40,015	18,778	(21,132)	65,379
Year ended December 31, 2006					
Net revenues from external customers	$408,394	$375,319	$385,476	$501,698	$1,670,887
Segment (loss) income from operations	59,008	32,062	19,775	(51,476)	59,369

Amounts for the year ended December 31, 2006 have been adjusted to reflect the divestiture of the Company's Grenoble, France, subsidiary in July 2006. In 2006 net revenues related to this subsidiary and included in Discontinued Operations totaled $79,871. These amounts were previously reported in the Company's ASIC operating segment. See Note 18 for further discussion.

Reconciliation of Segment Information to Consolidated Statements of Operations

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Total segment income from operations	$ 57,034	$ 65,379	$ 59,369
Unallocated amounts:			
Acquisition-related charges	(23,614)	—	—
Charges for grant repayments	(718)	(1,464)	(30,034)
Restructuring charges	(71,324)	(13,239)	(8,729)
Asset impairment recovery (charges)	(7,969)	1,057	(82,582)
Gain on sale of assets	32,654	—	—
Consolidated (loss) income from operations	$(13,937)	$ 51,733	$(61,976)

Geographic sources of net revenues for each of the years ended December 31, 2008, 2007 and 2006 were as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
United States	$ 221,351	$ 219,541	$ 241,379
Germany	253,325	227,311	192,278
France	134,502	154,866	168,047
United Kingdom	17,580	33,844	29,042
Japan	76,625	90,767	57,576
China, including Hong Kong	363,206	375,544	352,437
Singapore	95,517	153,102	257,312
Rest of Asia-Pacific	218,775	208,005	206,901
Rest of Europe	163,264	155,455	151,887
Rest of the World	22,618	20,802	14,028
Total net revenues	$1,566,763	$1,639,237	$1,670,887

Net revenues are attributed to countries based on delivery locations.

No single customer accounted for more than 10% of net revenues in the years ended December 31, 2008, 2007 and 2006, respectively.

Locations of long-lived assets as of December 31, 2008 and 2007 were as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
United States	$126,959	$137,334
Germany	23,377	34,337
France	200,799	268,358
United Kingdom	6,978	106,651
Asia-Pacific	34,049	28,541
Rest of Europe	13,756	17,756
Total	$405,918	$592,977

Excluded from the table above are auction-rate securities of $8,795 and $0 as of December 31, 2008 and 2007, respectively, which are included in other assets on the consolidated balance sheets. Also excluded from the table above as of December 31, 2008 and 2007 are goodwill of $51,010 and $0, respectively, intangible assets, net of $34,121 and $19,552, respectively, and deferred income tax assets of $3,921 and $5,006, respectively.

Note 15 CHARGES FOR GRANT REPAYMENTS

In the fourth quarter of 2006, the Company announced its intention to close its design facility in Greece and sell its manufacturing facility in North Tyneside, United Kingdom. The Company recorded a charge of $30,034 in the fourth quarter of 2006 associated with the expected repayment of subsidy grants previously received and recognized related to grant agreements with government agencies at these locations. The proceeds of the subsidy grants were originally recorded as either a reduction of cost of revenues or research and development expense when they were recognized during the period from 2001 to 2006. In the years ended December 31, 2008 and 2007, the Company recorded additional accrued interest of $718 and $1,464 related to the expected grant repayments. All of these charges have been included in "Charges for Grant Repayments" in the consolidated statements of operations. The Company previously recognized the subsidy grant benefits, which are subject to repayment, by year as follows:

	Cost of Revenues	Research and Development Expenses	Total
		(In thousands)	
2006	$ 6,607	$ 302	$ 6,909
2005	6,483	940	7,423
2004	4,181	409	4,590
2003	—	2,143	2,143
2002	—	2,086	2,086
2001	—	543	543
	$17,271	$6,423	$23,694

Charges for grant repayments for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Grant benefits previously recognized	$ —	$ —	$23,694
Accrued interest	718	1,464	1,908
Impact of foreign exchange	—	—	4,432
Total charges for grant repayments	$718	$1,464	$30,034

As of December 31, 2008, the total liability for grant benefits subject to repayment was $13,303 and is included in other accrued liabilities on the consolidated balance sheets. During the year ended December 31, 2008, the Company repaid grant benefits of $39,519 to the UK government in connection with the closure of the North Tyneside, UK manufacturing facility, which was previously accrued as of December 31, 2007.

Note 16 ASSET IMPAIRMENT CHARGES AND GAIN ON SALE OF ASSETS

Under SFAS No. 144, the Company assesses the recoverability of long-lived assets with finite useful lives whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The Company measures the amount of impairment of such long-lived assets by the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. The Company classifies long-lived assets to be disposed of other than by sale as held and used until they are disposed, including assets not available for immediate sale in their present condition. The Company reports assets to be disposed of by sale as held for sale and recognizes those assets and liabilities on the consolidated balance sheet at the lower of carrying amount or fair value, less cost to sell. Assets classified as held for sale are not depreciated.

The table below summarizes the asset impairment charges (recovery) for the Company's wafer fabrication facilities by location included in the consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Heilbronn, Germany	$7,969	$ —	$ —
North Tyneside, United Kingdom	—	(1,057)	72,277
Irving, Texas	—	—	10,305
Total asset impairment charges (recovery)	$7,969	$(1,057)	$82,582

The following table summarizes the gain on sale of assets for the Company's wafer fabrication facilities by location included in the consolidated statements of operations for the year ended December 31, 2008:

	Year Ended December 31, 2008
	(In thousands)
Heilbronn, Germany	$ (2,706)
North Tyneside, United Kingdom	(29,948)
Total gain on sale of assets	$(32,654)

No gains or losses on sale of assets were recorded for the years ended December 31, 2007 and 2006.

Heilbronn, Germany

The Company previously announced its intention to sell its wafer fabrication facility in Heilbronn, Germany in December 2006. Subsequently, the Company decided to sell only the manufacturing operations related to the fabrication facility. In December 2008, the Company completed the sale of its manufacturing operations to Tejas Silicon Holding Limited ("TSI"). TSI acquired from the Company certain fixed assets, inventory and spare parts while assuming certain employee-related liabilities, including pension obligations. In connection with the sale, the Company also licensed certain process technology to TSI which is valued at $2,545. The Company is committed to purchase from TSI a certain amount of wafers for three years commencing from the closing date of the sale. The total proceeds were nominal as the balance of the liabilities that TSI assumed approximated the value of the assets and rights to the license for process technology it acquired from the Company. The Company recorded an impairment charge of $7,969 in the year ended December 31, 2008, calculated as the difference between the estimated fair value of approximately $6,773, less selling costs related to legal, commissions and other direct incremental costs of $4,944, compared to a carrying value of approximately $9,798. The Company also recorded a gain upon the completion of the sale of $2,706 in the year ended December 31, 2008. In connection with the sale, the Company also entered into an agreement to provide transition services for administrative support to TSI for a period of six months from the closing date of the sale. The Company recorded a charge of $1,036, included as a component of the loss on sale, which represents the fair value of the transition services. The value of the assets and liabilities that the Company transferred to TSI and the calculation of the related gain on sale of assets are detailed as follows:

	(In thousands)
Assets and liabilities disposed of:	
Pension and other employee-related liabilities	$(20,113)
Fixed assets	7,142
Inventories	9,480
Total	(3,491)
Income from technology process license	2,545
Loss from transition service agreement	(1,036)
Payable to TSI	(724)
Total gain on sale of assets	$ (2,706)

The sale of the Heilbronn manufacturing operations did not qualify as discontinued operations as the operations and future cash flows are not eliminated from the Company's RF and Automotive segment. The Company will have significant continuing involvement in the operations of the Heilbronn manufacturing operations, related to the future wafer supply agreement described above.

North Tyneside, United Kingdom

On October 8, 2007, the Company entered into definitive agreements to sell certain wafer fabrication equipment and land and buildings at North Tyneside to TSMC and Highbridge for a total of approximately $124,800. The Company received proceeds of $81,849 and recognized a gain of $29,948 for the sale of the equipment in the year ended December 31, 2008. The Company received proceeds of $42,951 from Highbridge for the closing of the real property portion of the transaction in November 2007. The Company vacated the facility in May 2008.

Irving, Texas

On May 1, 2007, the Company sold its Irving, Texas, wafer fabrication facility for $36,500 in cash ($34,714, net of selling costs). The sale of the facility included 39 acres of land, the fabrication facility building and related offices, and remaining equipment. In December 2006, the Company performed an assessment of the market value of this facility based on management's estimate, which considered a current offer from a willing third party to purchase the facility, among other factors, in determining the fair market value. Based on this assessment, an impairment charge of $10,305 was recorded in the year ended December 31, 2006. No significant gain or loss was recorded upon the sale of the facility.

Note 17 RESTRUCTURING CHARGES

The following table summarizes the activity related to the accrual for restructuring charges detailed by event for the years ended December 31, 2008, 2007 and 2006.

	January 1, 2008 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2008 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 1,592	$ —	$ —	$ —	$ 1,592(2)
Fourth quarter of 2006					
Employee termination costs	1,324	(224)	(1,172)	72	—
Fourth quarter of 2007					
Employee termination costs	12,759	1,431	(14,749)	559	—
Termination of contract with supplier	—	12,206	(13,019)	813	—
Other restructuring charges	—	20,778	(21,465)	905	218
Second quarter of 2008					
Employee termination costs	—	2,990	(2,534)	(221)	235
Third quarter of 2008					
Employee termination costs	—	28,852	(8,921)	(2,356)	17,575
Fouth quarter of 2008					
Employee termination costs	—	5,291	(1,879)	26	3,438
Total 2008 activity	$15,675	$71,324	$(63,739)	$ (202)	$23,058(1)

(1) Included in accrued and other liabilities on the consolidated balance sheets and is expected to be paid in 2009.

(2) Relates to contractual obligation subject to litigation.

	January 1, 2007 Accrual	Charges/ (Credits)	Payments	Currency Translation Adjustment	December 31, 2007 Accrual
			(In thousands)		
Third quarter of 2002					
Termination of contract with supplier	$ 8,896	$ (3,071)	$ (4,233)	$ —	$ 1,592
Fouth quarter of 2006					
Employee termination costs	7,490	3,305	(9,959)	488	1,324(1)
Fouth quarter of 2007					
Employee termination costs	—	12,441	—	318	12,759(1)
Other exit related costs	—	564	(564)	—	—
Total 2007 activity	$16,386	$13,239	$(14,756)	$806	$15,675

(1) Included in accrued and other liabilities on the consolidated balance sheets and was paid in the year ended December 31, 2008.

	January 1, 2006 Accrual	Charges	Payments	December 31, 2006 Accrual
		(In thousands)		
Third quarter of 2002				
Termination of contract with supplier	$ 9,833	$ —	$ (937)	$ 8,896
Third quarter of 2005				
Employee termination costs	1,246	—	(1,246)	—
Fourth quarter of 2005				
Employee termination costs	1,223	—	(1,223)	—
First quarter of 2006				
Employee termination costs	—	151	(151)	—
Fourth quarter of 2006				
Employee termination costs	—	8,578	(1,088)	7,490
Total 2006 activity	$12,302	$8,729	$(4,645)	$16,386

2008 Restructuring Activities

In the year ended December 31, 2008, the Company incurred restructuring charges of $71,324 as the Company continued to implement additional restructuring actions to improve operational efficiencies and reduce costs.

The Company incurred restructuring charges related to the signing of definitive agreements in October 2007 to sell certain wafer fabrication equipment and real property at North Tyneside to Taiwan Semiconductor Manufacturing Company Limited ("TSMC") and Highbridge Business Park Limited ("Highbridge"). As a result of this action, this facility was closed and all of the employees of the facility were terminated by June 30, 2008. In addition, the Company began implementing new initiatives, primarily focused on lowering manufacturing costs and eliminating non-core research and development programs. The Company recorded the following restructuring charges (credits):

- Net charges of $37,657 related to severance costs resulting from involuntary termination of employees. Employee severance costs were recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities" ("SFAS 146").

- Charges of $20,778 related to equipment removal and facility closure costs. After production activity ceased, the Company utilized employees as well as outside services to disconnect fabrication equipment, fulfill equipment performance testing requirements of the buyer, and perform facility decontamination and other facility closure-related activity, Included in these costs are labor costs, facility related costs, outside service provider costs, and legal and other fees. Equipment removal, building decontamination and closure related cost activities were completed as of June 30, 2008.

- Charges of $12,206 related to contract termination charges, primarily associated with a long-term gas supply contract for nitrogen gas utilized in semiconductor manufacturing. The Company is required to pay an early termination penalty including de-contamination and removal costs. Other contract termination costs related to semiconductor equipment support services with minimum payment clauses extending beyond the current period.

- Net charges of $683 related to changes in estimates of termination benefits originally recorded in accordance with SFAS No. 112, "Employers' Accounting for Pension Employment Benefits ("SFAS No. 112").

The Company paid $29,255 related to employee termination costs in the year ended December 31, 2008.

2007 Restructuring Activities

During 2007, the Company implemented restructuring initiatives announced in 2006 and in 2007. The Company recorded a net restructuring charge of $13,239, which included restructuring charges related to the sale of certain wafer fabrication equipment and real property at North Tyneside to TSMC and Highbridge. As a result of these actions, this facility was closed and all of the employees of the facility were terminated. Related to this sale, during the fourth quarter of 2007, the Company recorded the following restructuring charges:

- Charges of $11,084 related to one-time severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146.
- Charges of $1,357 related to on-going severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 112.
- Charges of $564 related to other exit related costs, which were recorded in accordance with SFAS No. 146.

In addition, the Company also incurred the following restructuring charges in 2007:

- Charges of $2,050 related to severance costs for involuntary termination of employees. These employee severance costs were recorded in accordance with SFAS No. 146.
- Charges of $1,255 related to one-time minimum statutory termination benefits, including changes in estimates, recorded in accordance with SFAS No. 112.
- A credit of $3,071 related to the settlement of a long-term gas supply contract for which the accrual was $12,437, originally recorded in the third quarter of 2002. On May 1, 2007, in connection with the sale of the Irving, Texas facility, the Company paid $5,600 to terminate this contract, of which $1,700 was reimbursed by the buyer of the facility. The remaining balance of $1,592 is expected to be paid in 2009.

The Company paid $9,959 related to employee termination costs in the year ended December 31, 2007.

2006 Restructuring Activities

In the first quarter of 2006, the Company incurred $151 in restructuring charges primarily comprised of severance and one-time termination benefits.

In the fourth quarter of 2006, the Company announced a restructuring initiative to focus on high growth, high margin proprietary product lines and optimize manufacturing operations. For the fourth quarter of 2006, this restructuring plan impacted approximately 300 employees across multiple business functions. The charges directly relating to this initiative consist of the following:

- $6,897 in one-time minimum statutory termination benefits recorded in accordance with SFAS No. 112. These costs related to the termination of employees in Europe.
- $1,681 in one-time severance costs related to the involuntary termination of employees, primarily in manufacturing, research and development and administration. These benefits costs were recorded in accordance with SFAS No. 146.

The Company paid $1,239 related to employee termination costs in the year ended December 31, 2006.

Note 18 DISCONTINUED OPERATIONS

Grenoble, France, Subsidiary Sale

The Company's consolidated financial statements and related footnote disclosures reflect the results of the Company's Grenoble, France, subsidiary as Discontinued Operations, net of applicable income taxes, for all reporting periods presented.

In July 2006, the Company completed the sale of its Grenoble, France, subsidiary to e2v technologies plc, a British corporation ("e2v"). On August 1, 2006, the Company received $140,000 in cash upon closing ($120,073, net of working capital adjustments and costs of disposition).

The Grenoble facility was originally acquired in May 2000 from Thomson-CSF, and performed the manufacturing of image sensors, as well as analog, digital and radio frequency ASICs.

Technology rights and certain assets related to biometry or "Finger Chip" technology were excluded from the sale. As of July 31, 2006, the facility employed a total of 519 employees, of which 14 employees primarily involved with the Finger Chip technology were retained, and the remaining 505 employees were transferred to e2v.

In connection with the sale, Atmel agreed to provide certain technical support, foundry, distribution and other services extending up to four years following the completion of the sale, and in turn e2v has agreed to provide certain design and other services to Atmel extending up to 5 years following the completion of the sale. The financial statement impact of these agreements is not expected to be material to the Company. The ongoing cash flows between Atmel and e2v are not significant and as a result, the Company has no significant continuing involvement in the operations of the subsidiary. Therefore, the Company has met the criteria in SFAS No. 144, which were necessary to classify the Grenoble, France, subsidiary as discontinued operations.

The following table details the components of the gain from the sale of Discontinued Operations, net of taxes, recognized upon the sale:

	(In thousands)
Proceeds, net of working capital adjustments	$122,610
Costs of disposition	(2,537)
Net proceeds from the sale	120,073
Less:	
Book value of net assets disposed of	(14,866)
Cumulative translation adjustment effect	4,631
Gain on sale of discontinued operations, before income taxes	109,838
Provision for income taxes	(9,506)
Gain on sale of discontinued operations, net of income taxes	$100,332

The following table summarizes results from Discontinued Operations for the period indicated, which are included in the consolidated statement of operations:

	Year Ended December 31, 2006
	(In thousands, except per share data)
Net revenues	$ 79,871
Operating costs and expenses	57,509
Income from discontinued operations, before income taxes	22,362
Gain on sale of discontinued operations, before income taxes	109,838
Income from and gain on sale of discontinued operations	132,200
Less: provision for income taxes	(18,899)
Income from and gain on sale of discontinued operations, net of income taxes	$113,301
Income from and gain on sale of discontinued operations, net of income taxes, per share:	
Basic and diluted	$ 0.23
Weighted-average shares used in basic and diluted income per share calculations	487,413

Note 19 NET (LOSS) INCOME PER SHARE

Basic net income (loss) per share is calculated by using the weighted-average number of common shares outstanding during that period. Diluted net income per share is calculated giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options, upon vesting of restricted stock units, and convertible securities for all periods. No dilutive potential common shares were included in the computation of any diluted per share amount when a loss from continuing operations was reported by the Company. Income (loss) from operations is the "control number" in determining whether potential common shares are dilutive or anti-dilutive.

A reconciliation of the numerator and denominator of basic and diluted net (loss) income per share for both continuing and discontinued operations is provided as follows:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
	(In thousands, except per share data)		
(Loss) income from continuing operations	$(27,209)	$ 47,885	$(98,651)
Income from discontinued operations, net of provision for income taxes	—	—	12,969
Gain on sale of discontinued operations, net of provision for income taxes	—	—	100,332
Net (loss) income	$(27,209)	$ 47,885	$ 14,650
Weighted-average shares — basic	446,504	477,213	487,413
Incremental shares and share equivalents	—	4,524	—
Weighted-average shares — diluted	446,504	481,737	487,413
Net (loss) income per share:			
Basic			
(Loss) income from continuing operations	$ (0.06)	$ 0.10	$ (0.20)
Income from discontinued operations, net of provision for income taxes	—	—	0.02
Gain on sale of discontinued operations, net of provision for income taxes	—	—	0.21
Net (loss) income per share — basic	$ (0.06)	$ 0.10	$ 0.03
Diluted			
(Loss) income from continuing operations	$ (0.06)	$ 0.10	$ (0.20)
Income from discontinued operations, net of income taxes	—	—	0.02
Gain on sale of discontinued operations, net of income taxes	—	—	0.21
Net (loss) income per share — diluted	$ (0.06)	$ 0.10	$ 0.03

The following table summarizes weighted-average securities which were not included in the "Weighted-average shares — diluted" used for calculation of diluted net (loss) income per share, as the impact of including them would have been anti-dilutive for these years:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Employee stock options and restricted stock units outstanding	47,690	32,668	29,079
Incremental shares and share equivalents	—	(4,524)	—
Incremental shares and share equivalents excluded from per share calculation	47,690	28,144	29,079
Common stock equivalent shares associated with:			
Convertible notes due 2018	—	—	8
Convertible notes due 2021	—	—	1,310
Total weighted-average potential shares excluded from per share calculation	47,690	28,144	30,397

The calculation of dilutive or potentially dilutive common shares related to the Company's convertible securities considers the conversion features associated with these securities. Conversion features were considered, as at the option of the holders, the 2018 and 2021 convertible notes are convertible at any time, into the Company's common stock at the rate of 55.932 shares per $1 (one thousand dollars) principal amount and 22.983 shares per $1 (one thousand dollars) principal amount, respectively. In this scenario, the "if converted" calculations are based upon the average outstanding convertible note balance for the last 12 months and the respective conversion ratios. These convertible notes were redeemed in full in 2006.

Note 20 INTEREST AND OTHER (EXPENSES) INCOME, NET

Interest and other (expenses) income, net, is summarized in the following table:

	Years Ended		
	December 31, 2008	December 31, 2007	December 31, 2006
		(In thousands)	
Interest and other income	$ 10,973	$ 16,716	$ 17,677
Interest expense	(12,340)	(12,351)	(20,039)
Foreign exchange transaction losses	(4,939)	(389)	(9,364)
Total	$ (6,306)	$ 3,976	$(11,726)

In 2006, interest and other expenses, net related to the Company's Grenoble, France, subsidiary and included in Discontinued Operations totaled $541 (see Note 18 for further discussion).

Note 21 ACCELERATED SHARE REPURCHASE PROGRAM

On August 26, 2007, the Company entered into collared accelerated share repurchase programs with each of Morgan Stanley & Co. Incorporated and Credit Suisse, New York Branch (the "dealers") to repurchase up to an aggregate of $250,000 of its common stock. Pursuant to the terms of the transactions, the Company prepaid $125,000 to each dealer shortly after execution of the transactions, and the Company agreed to purchase up to $125,000 of its common stock from each dealer. The aggregate number of shares actually purchased was determined based on the volume weighted average share price of the Company's common stock during a specified period of time, subject to certain provisions that established a minimum and maximum number of shares that may be repurchased by the Company. In September 2007, the dealers delivered an aggregate of 43,367 shares to the Company, which was the minimum number of shares to be repurchased by the Company. On November 5, 2007, the Company received approximately 2,774 additional shares from Morgan Stanley & Co. Incorporated and on November 13, 2007, the Company received approximately 2,782 additional shares from Credit Suisse, New York Branch. The total number of shares repurchased under the program was 48,923, which were retired. No additional shares are expected to be repurchased pursuant to the collared accelerated share repurchase program. The effective price per share of all shares repurchased under the program was $5.11.

The payment of $250,151 was included in the cash flows from financing activities in the Company's consolidated statement of cash flow for the year ended December 31, 2007 and was recorded as a reduction of common stock and additional paid-in capital in the Company's consolidated balance sheet as of December 31, 2007.

Note 22 FAIR VALUES OF ASSETS AND LIABILITIES

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards 157, "Fair Value Measurements," (SFAS No. 157). The standard defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price)." The standard establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair Value Hierarchy

SFAS No. 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- *Level 1* — Valuation is based upon quoted prices for identical instruments traded in active markets.
- *Level 2* — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- *Level 3* — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flows models and similar techniques.

The table below presents the balances of marketable securities measured at fair value on a recurring basis:

	December 31, 2008			
	Total	Level 1	Level 2	Level 3
		(In thousands)		
Assets				
Corporate equity securities	$ 165	$165	$ —	$ —
Auction-rate securities	8,795	—	—	8,795
Corporate debt securities and other obligations	35,618	—	35,618	—
Total	$44,578	$165	$35,618	$8,795

The Company's investments, with the exception of auction-rate securities, are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, sovereign government obligations, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Company's money market securities of $38,032 as of December 31, 2008 are classified within Level 1 as cash and cash equivalents on the consolidated balance sheet. The types of instruments valued based on other observable inputs include corporate debt securities and other obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Auction-rate securities are classified within Level 3 as significant assumptions are not observable in the market. During the year ended December 31, 2008, the Company recorded an impairment loss of $530 related to a decline in the value of auction-rate securities which was recorded in interest and other (expenses) income, net. There were no transfers in or out of Level 3 in the year ended December 31, 2008. The total amount of assets measured using Level 3 valuation methodologies represented less than 1% of total assets as of December 31, 2008.

In October 2008, the Company accepted an offer from UBS Financial Services Inc. ("UBS") to purchase the Company's eligible auction-rate securities of $6,575 (book value) at par value at any time during a two-year time period from June 30, 2010 to July 2, 2012. As a result of this offer, the Company expects to sell the securities to UBS at par value on June 30, 2010. These auction-rate securities are classified as Level 3.

A summary of the changes in Level 3 assets measured at fair value on a recurring basis is as follows:

	Balance at January 1, 2008	Total Realized Losses	Sales and Other Settlements	Balance at December 31, 2008
		(In thousands)		
Auction-rate securities	$29,057	$(530)	$(19,732)	$8,795
Total	$29,057	$(530)	$(19,732)	$8,795

Note 23 SUBSEQUENT EVENTS

On February 4, 2009, the Company announced that it is pursuing strategic alternatives for its ASIC business and related manufacturing assets, which include the Company's Rousset, France fabrication facility, which alternatives include a potential sale. The Company has engaged a third party financial advisor in connection with the evaluation of strategic alternatives for the ASIC business.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Atmel Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and comprehensive (loss) income, and cash flows present fairly, in all material respects, the financial position of Atmel Corporation and its subsidiaries at December 31, 2008 and December 31, 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 12 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertain tax positions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 2, 2009

Schedule II

ATMEL CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2008, 2007 and 2006

	Balance at Beginning of Year	Charged (Credited) to Expense	Deductions — Write-offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts receivable:				
Year ended December 31, 2008	$3,111	$12,330	$(445)	14,996
Year ended December 31, 2007	3,605	(212)	(282)	3,111
Year ended December 31, 2006	3,944	106	(445)	3,605

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following tables set forth a summary of the Company's quarterly financial information for each of the four quarters in the years ended December 31, 2008 and 2007:

Year Ended December 31, 2008(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$411,237	$420,908	$400,008	$334,610
Gross profit	146,054	153,526	158,009	132,951
Net income (loss)	$ 6,788	$ (4,907)	$ (4,738)	$ (24,352)
Basic net income (loss) per share:				
Net income (loss)	$ 0.02	$ (0.01)	$ (0.01)	$ (0.05)
Weighted-average shares used in basic net income (loss) per share calculations	444,670	445,793	447,013	448,524
Diluted net income (loss) per share:				
Net income (loss)	$ 0.02	$ (0.01)	$ (0.01)	$ (0.05)
Weighted-average shares used in diluted net income (loss) per share calculations	447,643	445,793	447,013	448,524

Year Ended December 31, 2007(2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net revenues	$391,313	$404,247	$418,097	$425,580
Gross profit	139,937	141,642	149,034	149,618
Net income	$ 28,940	$ 678	$ 16,553	$ 1,714
Basic net income per share:				
Net income	$ 0.06	$ 0.00	$ 0.03	$ 0.00
Weighted-average shares used in basic net income per share calculations	488,842	488,916	485,540	446,003
Diluted net income per share:				
Net income	$ 0.06	$ 0.00	$ 0.03	$ 0.00
Weighted-average shares used in diluted net income per share calculations	494,198	494,244	489,791	449,136

(1) The Company recorded charges (credit) for grant repayments of $0.3 million, $0.3 million, $0.3 million and $(0.2) million in the quarters ended December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded restructuring charges of $8 million, $27 million, $9 million and $28 million in the quarters ended December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded gain (loss) on sale of assets of $3 million, $(1) million and $31 million in the quarters ended December 31, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded acquisition-related charges of $7 million, $7 million, $7 million and $4 million in the quarters ended December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, respectively. The Company recorded asset impairment charges of $8 million in the quarter ended September 30, 2008.

Effective July 1, 2008, the Company entered into agreements with certain European distributors that allow additional rights, including future price concessions at the time of resale, price protection, and the right to return products upon termination of the distribution agreement. As a result of uncertainties over finalization of pricing for shipments to these distributors, revenues and related costs will be deferred until the products are sold by the distributors to their end customers. The Company considers that the sale prices are not "fixed or determinable" at the time of shipment to these distributors.

The objective of the conversion to a "sell-through" revenue recognition model is to enable the Company to better manage end-customer pricing, track design registrations for proprietary products, and improve our visibility into distribution inventory and sales levels. The Company expects that this conversion will result in improved operating results for the Company and its distribution partners in the future. Management estimates that the impact of this change lowered net revenues and cost of revenues by $20 million and $9 million, respectively, in the quarter ended September 30, 2008, and $6 million and $4 million, respectively, in the quarter ended December 31, 2008.

(2) The Company recorded charges for grant repayments of $0.3 million and $1 million in the quarters ended December 31, 2007 and September 30, 2007, respectively. The Company recorded restructuring charges (credits) of $13 million, $1 million, $(3) million and $2 million in the quarters ended December 31, 2007, September 30, 2007, June 30, 2007 and March 31, 2007, respectively. The Company recorded asset impairment recovery of $1 million in the quarter ended September 30, 2007.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such terms are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities and Exchange Act of 1934 ("Disclosure Controls"). Based on this evaluation our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K to ensure that information we are required to disclose in reports that we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008. This evaluation was based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using the criteria in *Internal Control — Integrated Framework*, we concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Atmel have been detected.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS*

Executive Officers of the Registrant

The executive officers of Atmel, who are elected by and serve at the discretion of the Board of Directors, and their ages (as of January 31, 2009), are as follows:

Name	Age	Position
Steven Laub	50	President and Chief Executive Officer and Director
Tsung-Ching Wu	58	Executive Vice President, Office of the President and Director
Walter Lifsey	50	Executive Vice President, Operations
Stephen Cumming	38	Vice President Finance and Chief Financial Officer
Patrick Reutens	50	Senior Vice President, Chief Legal Officer and Secretary
Jean Vaylet	61	Vice President and General Manager, ASIC Segment
Rod Erin	60	Vice President, RFA and Non-Volatile Memory Segments

Steven Laub, Atmel's President and Chief Executive Officer, has served as a director of Atmel since February 2006. From 2005 to August 2006, Mr. Laub was a technology partner at Golden Gate Capital Corporation, a private equity buyout firm, and the Executive Chairman of Teridian Semiconductor Corporation, a fabless semiconductor company. From November 2004 to January 2005, Mr. Laub was President and Chief Executive Officer of Silicon Image, Inc., a provider of semiconductor solutions. Prior to that time, Mr. Laub spent 13 years in executive positions (including President, Chief Operating Officer and member of the Board of Directors) at Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Prior to joining Lattice Semiconductor, Mr. Laub was a vice president and partner at Bain and Company, a global strategic consulting firm. Mr. Laub holds a degree in economics from the University of California, Los Angeles, (BA) and a degree from Harvard Law School (J.D.).

Tsung-Ching Wu has served as a director of Atmel since 1985, as Executive Vice President, Office of the President since 2001, and served as Executive Vice President and General Manager from January 1996 to January 2001 and as Vice President, Technology from January 1986 to January 1996. Mr. Wu holds degrees in electrical engineering from the National Taiwan University (B.S.), the State University of New York at Stony Brook (M.S.) and the University of Pennsylvania (Ph.D.).

Walter Lifsey has served as Executive Vice President, Operations since February 2008 and Senior Vice President, Operations of Atmel since December 2006. Prior to joining Atmel, Mr. Lifsey was Executive Vice President of Operations of International Rectifier Corporation, a semiconductor company, from April 2002 to December 2006. Prior to International Rectifier, Mr. Lifsey was Director of Global Marketing and Planning for AMP Inc., a semiconductor company, and held Operational and Financial Management positions at TRW Corporation. Mr. Lifsey holds a degree from the University of Nevada, Las Vegas (B.A.).

Stephen Cumming has served as Atmel's Vice President Finance and Chief Financial Officer since July 2008. Prior to joining Atmel, Mr. Cumming was the VP of Business Finance for Fairchild Semiconductor International Inc., from 2005 to July 2008, and was responsible for all business unit finance, corporate financial planning and analysis, manufacturing finance, and sales and marketing finance. Mr. Cumming joined Fairchild in 1997 as Controller for its European Sales and Marketing operations, based in the United Kingdom. From 2000 until 2005, he was Director of Finance for the Discretes Products Group, based in San Jose, Prior to joining Fairchild,

Mr. Cumming held various financial management positions at National Semiconductor Corporation. Mr. Cumming received a degree in business from the University of Surrey (B.S.), in the United Kingdom, and is a UK Chartered Management Accountant.

Patrick Reutens has served as Atmel's Vice President, Chief Legal Officer and Secretary since September 2006 and has been Senior Vice President since January 2009. Previously, he was Chief Legal Officer of Silicon Image, Inc., a provider of semiconductor and IP solutions, from October 2004 to September 2006. Prior to that, Mr. Reutens worked at Immersion Corporation, a developer of tactile feedback technology and products, serving from October 2003 to September 2004 as Senior Vice President, Corporate Development and Legal Affairs and from September 2001 to October 2003 as Vice President, Strategic Relationships and Legal Affairs. Previously, Mr. Reutens worked at Preview Systems, MIPS Technologies, Venture Law Group and at Wilson, Sonsini, Goodrich & Rosati. Mr. Reutens holds a B.Sc. in Physics from the University of Western Australia, a PhD in Physics from the University of Chicago and a J.D. from Yale Law School.

Jean Vaylet has served as Atmel's Vice President since 2000 and is currently also the General Manager of the ASIC Segment. Prior to joining Atmel, Mr. Vaylet held various management roles with Thomson TCS, including Vice President of Thomson TCS Saint-Egrève, Financial and Administrative Director of EFCIS and most recently as Chairman from 1994 until 2000. Mr. Vaylet holds a degree in Economics Science from the Université de Droit, Paris.

Rod Erin has served as Atmel's Vice President, RFA Segment since May 2008, in addition to serving as Vice President, Non-Volatile Memory Segment since August 2007. Prior to that, Mr. Erin served as Vice President of Atmel's Advanced Products Group from July 2005 to August 2007. Mr. Erin joined Atmel in 1989 and has held various management positions in Atmel's planning, operational, and IT organizations. Prior to joining Atmel, Mr. Erin spent 16 years with other semiconductor manufacturing companies, including Texas Instruments, Inmos, and Honeywell in a variety of IT management positions. Mr. Erin holds degrees from the University of Illinois (B.S.E.E and M.B.A).

The other information required by this Item regarding directors, Section 16 filings, the Registrant's Audit Committee and our Code of Ethics/Standards of Business Conduct is set forth under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Meetings and Committees — Audit Committee" and "Corporate Governance — Code of Ethics/Standards of Business Conduct" in the Registrant's definitive proxy statement for the Annual Meeting of Stockholders anticipated to be held on May 20, 2009 (the "2009 Proxy Statement"), and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information required by this Item regarding compensation of the Registrant's directors and executive officers is set forth under the captions "Executive Compensation," "Executive Compensation — Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the 2009 Proxy Statement and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information required by this Item regarding beneficial ownership of the Registrant's Common Stock by certain beneficial owners and management of Registrant, as well as equity compensation plans, is set forth under the captions "Security Ownership" and "Equity Compensation Plan Information" in the 2009 Proxy Statement and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Information required by this Item regarding certain relationships and related transactions with management and director independence is set forth under the caption "Certain Relationships and Related Transactions" and

"Corporate Governance — Independence of Directors" in the 2009 Proxy Statement and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information required by this Item regarding principal accounting fees and services is set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm — Fees of PricewaterhouseCoopers LLP Incurred by Atmel" in the 2009 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. *Financial Statements*. See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*. See Index to Consolidated Financial Statements under Item 8 of this Annual Report on Form 10-K.

3. *Exhibits*. We have filed, or incorporated into this Annual Report on Form 10-K by reference, the exhibits listed on the accompanying Exhibit Index immediately following the signature page of this Form 10-K.

(b) Exhibits. See Item 15(a)(3) above.

(c) Financial Statement Schedules. See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

ATMEL CORPORATION

By: /s/ STEVEN LAUB

Steven Laub
President and Chief Executive Officer

March 2, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Laub and Stephen Cumming, and each of them, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on March 2, 2009 on behalf of the Registrant and in the capacities indicated:

Signature	Title
/s/ STEVEN LAUB Steven Laub	President, Chief Executive Officer and Director *(principal executive officer)*
/s/ STEPHEN CUMMING Stephen Cumming	Vice President Finance and Chief Financial Officer *(principal financial officer)*
/s/ DAVID MCCAMAN David McCaman	Vice President Finance and Chief Accounting Officer *(principal accounting officer)*
/s/ TSUNG-CHING WU Tsung-Ching Wu	Director
/s/ DR. EDWARD ROSS Dr. Edward Ross	Director
/s/ DAVID SUGISHITA David Sugishita	Director

Signature	Title
/s/ PAPKEN DER TOROSSIAN Papken Der Torossian	Director
/s/ JACK L. SALTICH Jack L. Saltich	Director
/s/ CHARLES CARINALLI Charles Carinalli	Director

EXHIBIT INDEX

3.1	Restated Certificate of Incorporation of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, Commission File No. 0-19032).
3.2	Amended and Restated Bylaws of Registrant (which is incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, Commission File No. 0-19032).
4.1	Amended and Restated Preferred Shares Rights Agreement dated as of October 18, 1999, between Atmel Corporation and BankBoston, N.A., a national banking association, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights (which is incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A/12G/A (File No. 000-19032) filed on December 6, 1999).
4.2	Amendment to the Amended and Restated Preferred Share Rights Agreement, dated November 10, 2008, between Atmel Corporation and American Stock Transfer & Trust Company, LLC (which is incorporated herein by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form 8-A/A, filed on November 10, 2008).
10.1+	Form of Indemnification Agreement between Registrant and its officers and directors (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, Commission File No. 0-19032).
10.2+	1991 Employee Stock Purchase Plan, as amended (which is incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Commission File No. 0-19032).
10.3+	2005 Stock Plan (as amended) (which is incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Commission File No. 0-19032).
10.4+	2005 Stock Plan forms of agreements (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 16, 2005).
10.5+	Description of Amendment of Certain Option Agreements (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 12, 2007).
10.6+	Description of Amendment of Certain Option Agreements (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 15, 2008).
10.7+	Stock Option Fixed Exercise Date Forms (which are incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 8, 2007 and Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on April 15, 2008).
10.8+	Amendment to Employment Agreement, dated as of December 30, 2008, between Registrant and Steven Laub (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on January 6, 2009).
10.9+	Offer Letter, dated June 16, 2008, between Registrant and Stephen Cumming (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Commission File No. 0-19032).
10.10+	Letter Agreement, dated October 17, 2008, between Registrant and Bernard Pruniaux.
10.11+	Separation Agreement and General Release, dated August 6, 2008, between Registrant and Robert McConnell
10.12+	Description of Fiscal Year 2008 Executive Bonus Plan (which is incorporated herein by reference to Item 5.02 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on May 20, 2008).
10.13+	Change of Control and Severance Plan.

10.14 Facility Agreement, dated as of March 15, 2006, by and among the Registrant, Atmel Sarl, Atmel Switzerland Sarl, the financial institutions listed therein, and Bank of America, N.A., as facility agent and security agent (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on March 21, 2006).

10.15 Share Purchase Agreement, dated as of July 12, 2006, between e2v technologies SAS and Atmel Paris SAS (which is incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (Commission File No. 0-19032) filed on July 13, 2006).

10.16 Agreement for the Sale and Purchase of Property, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, Highbridge Business Park Limited and Highbridge Properties Plc (which is incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19032).

10.17 Agreement for the Sale and Purchase of Certain Assets, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, and Taiwan Semiconductor Manufacturing Company Limited (which is incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19032).

10.18 Agreement in Relation to the Removal of Equipment, dated October 8, 2007, by and among Atmel North Tyneside Limited, Atmel Corporation, Highbridge Business Park Limited, Highbridge Properties Plc., and Taiwan Semiconductor Manufacturing Company Limited (which is incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, Commission File No. 0-19032).

10.19* Share Purchase Agreement, dated February 6, 2008, by and among Atmel Corporation, Atmel UK Holdings Limited, QRG Limited and Mr. Harald Phillip (which is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, Commission File No. 0-19032).

21.1 Subsidiaries of Registrant.

23.1 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

24.1 Power of Attorney (included on the signature pages hereof).

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a).

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management compensatory plan, contract or arrangement.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment granted by the Commission.

COMPANY'S STOCK PERFORMANCE*

The following graph compares the cumulative 5-year total return provided shareholders on Atmel Corporation's common stock (NASDAQ: ATML) relative to the cumulative total returns of the S&P 500 Index, the S&P Information Technology Index and the Philadelphia Semiconductor Index (SOXX). In preceding years, the company presented the S&P Information Technology Index as the index group with which to compare its performance. The company is transitioning to the Philadelphia Semiconductor Index in order to compare the company with an index comprised of 18 companies that are involved in the design, distribution, manufacturing and sale of semiconductors. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock in each index on December 31, 2003 and its relative performance is tracked through December 31, 2008. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Atmel Corporation, The S&P 500 Index
And The S&P Information Technology Index



200
150
100
50
0
DOLLARS
Atmel Corporation
S&P 500
S&P Information Technology
Philadelphia Semiconductor
Dec03
Dec04
Dec05
Dec06
Dec07
Dec08

*$100 invested on 12/31/03 in stock and index — including reinvestment of dividends. Fiscal year ending December 31.

	12/03	12/04	12/05	12/06	12/07	12/08
Atmel Corporation	100.00	65.22	51.41	100.67	71.88	52.08
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
S&P Information Technology	100.00	102.56	103.57	112.29	130.61	74.26
Philadelphia Semiconductor	100.00	80.85	92.70	85.40	89.16	51.03

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ATMEL